Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on April 13, 2018.

This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST WESTERN FINANCIAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Colorado (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification No.)	37-1442266 (I.R.S. Employer Identification No.)

1900 16th Street, Suite 1200
Denver, Colorado 80202
(303) 531-8100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott C. Wylie
Chairman, Chief Executive Officer and President
1900 16th Street, Suite 1200
Denver, Colorado 80202
(303) 531-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael G. Keeley, Esq. Paul Conneely, Esq. Norton Rose Fulbright US LLP 2200 Ross Ave., Suite 3600 Dallas, TX 75201 (214) 855-3906 (214) 855-8200 (facsimile)	Brian H. Blaney, Esq. Katherine A. Beck, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, AZ 85016 (602) 445-8322 (602) 445-8603 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, no par value	$	$

(1)
Includes the aggregate offering price of                additional shares of common stock that the underwriters have the option to purchase from the Registrant in this offering.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                          , 2018

PRELIMINARY PROSPECTUS

                  Shares

Common Stock

        This prospectus relates to the initial public offering of First Western Financial, Inc.'s common stock. We are a financial holding company for First Western Trust Bank, with operations in Colorado, Arizona, Wyoming and California. We are offering            shares of our common stock and the selling shareholders identified in this prospectus are offering            shares of our common stock. We will not receive any proceeds from the sale of such shares by the selling shareholders.

        Prior to this offering there has been no established public market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $            and $            per share. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol "MYFW."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 24 of this prospectus.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. See "Implications of Being an Emerging Growth Company."

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)
See "Underwriting" for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

        We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional            shares of our common stock from us on the same terms set forth above.

        Neither the Securities and Exchange Commission, nor any other state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about                        , 2018, subject to customary closing conditions.

Keefe, Bruyette & Woods A Stifel Company	Stephens Inc.

The date of this prospectus is                          , 2018

WY
CA
CO
AZ
Office Locations

Locations
Denver, CO (Headquarters)
Aspen, CO
Boulder, CO
Cherry Creek, CO
Englewood. CO
Fort Collins, CO
Greenwood Village, CO
Northern Colorado, CO
Jackson Hole, WY
Laramie, WY
Los Angeles, CA
Phoenix, AZ
Scottsdale, AZ

Assets Under Management
2017
$5.4 Billion
2016
$4.9 Billion
2015
$4.7 Billion
2014
$4.8 Billion
2013
$4.5 Billion

Total Deposits
2017
$816.1 Million
2016
$753.9 Million
2015
$709.9 Million
2014
$588.8 Million
2013
$561.2 Million

Gross Loans
2017
$813.7 Million
2016
$672.8 Million
2015
$610.4 Million
2014
$532.6 Million
2013
$484.7 Million

Make A Difference
Create A Succession Plan
Make A Greater Impact
Expand Your Business
Create A Legacy Letter
Enjoy Retirement
Your Wealth Story.
With our ConnectView® approach we look at more than just your financial wealth.
Protect Your Family
Understand Your Financial Situation
FIRSTwestern TRUST
Prepare Future Generations
Enhance Working Capital
Build Legacy Plan
Minimize Risk

FIRSTwestern

i

ABOUT THIS PROSPECTUS

        In this prospectus, unless otherwise indicated or the context otherwise requires, all references to "we," "our," "us," "ourselves," "First Western," and "the Company" refer to First Western Financial, Inc., a Colorado corporation, and its consolidated subsidiaries. All references in this prospectus to "First Western Trust Bank," "the Bank," or "our Bank" refer to First Western Trust Bank, our wholly owned bank subsidiary, and all references in this prospectus to "FWCM" refer to "First Western Capital Management Company," our wholly owned, registered investment advisor subsidiary.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We, the selling shareholders and the underwriters are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

        This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled "Where You Can Find More Information."

        You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

MARKET AND INDUSTRY DATA

        This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus. In addition, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

ii

 IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        We are an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

  •
  Provide an auditor's attestation report on our system of internal control over financial reporting;

  •
  Provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations in this Form S-1;

  •
  Comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  Provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act; or

  •
  Obtain shareholder approval of any golden parachute payments not previously approved.

        We will cease to be an "emerging growth company" upon the earliest of:

  •
  The last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

  •
  The date on which we become a "large accelerated filer" (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

  •
  The date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  The last day of the fiscal year following the fifth anniversary of our initial public offering.

        We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our shareholders.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections titled "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and the accompanying notes included in this prospectus, before deciding to purchase our common stock in this offering.

Our Company

        First Western Financial, Inc. is a financial holding company headquartered in Denver, Colorado. We provide a fully integrated suite of wealth management services on our private trust bank platform, which includes a comprehensive selection of deposit, loan, trust, wealth planning and investment management products and services. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. As of December 31, 2017, we provided fiduciary and advisory services on $5.4 billion of trust and investment management assets (referred to as "AUM"), and we had total assets of $969.7 million, total loans of $813.7 million, total deposits of $816.1 million and total shareholders' equity of $101.8 million.

        Our mission is to be the best private bank for the Western wealth management client. We believe that the "Western wealth management client" shares our entrepreneurial spirit and values our sophisticated, high-touch wealth management services that are tailored to meet their specific needs. Our target clients include successful entrepreneurs, professionals and other high net worth individuals or families, along with their businesses and philanthropic organizations. We offer our services through a branded network of boutique private trust bank offices, which we believe are strategically located in affluent and high-growth markets in thirteen locations across Colorado, Arizona, Wyoming and California.

        We generate a significant portion of our revenues from non-interest income, which we produce primarily from our trust, investment management and other advisory services as well as through the origination and sale of mortgage loans. The balance of our revenue we generate from net interest income, which we derive from our traditional banking products and services. For the year ended December 31, 2017, non-interest income was $27.7 million, or 50.1% of gross revenue (which is our total income before non-interest expense, less gains on securities sold, plus provision for credit losses), and net interest income was $27.6 million, or 49.9% of gross revenue, as indicated in the diagram below.

        We believe that we have developed a unique approach to private banking to best serve our Western wealth management clients primarily as a result of the combination of the following factors:

  •
  Offering sophisticated wealth management products and services, including traditional banking as well as trust, wealth planning, investment management and other related services, often provided by larger financial institutions with the high-touch and personalized experience that is typically associated with community and trust banks;

  •
  Delivering services through our strategically located private trust bank offices, which we refer to internally as "profit centers"; and

  •
  Using our relationship-based team approach to become a "trusted advisor" to our clients by understanding their investment management, ultimate goals and banking needs and tailoring our products and services to meet those needs.

Our History and Growth

        We were founded in 2002 by our Chairman, Chief Executive Officer and President, Scott C. Wylie, and a group of local business leaders with the vision of building the best private bank for the Western wealth management client. Since opening our first profit center in Denver, Colorado in 2004, we have grown organically primarily by establishing thirteen offices, attracting new clients and expanding our relationships with existing clients, as well as through a series of ten strategic acquisitions of various trust, registered investment advisory and other financial services firms. The following timeline illustrates how we developed our current footprint through de novo office openings and acquisitions since opening our first profit center in 2004.

Office Openings

        Historically, we have used two primary models to expand our footprint and open new offices. We have been successful starting de novo profit centers. In markets where we have identified well-respected registered investment advisors (referred to as a "RIA"), we seek to acquire the RIA and augment the RIA's existing services with our wealth management private trust bank platform. Examples of each expansion model are described below:

  •
  De Novo Profit Centers—In our Aspen, Colorado profit center, we hired local banking professionals to lead our de novo expansion into that market. Since its inception in October 2015, our Aspen profit center has increased gross loans, total deposits and AUM to $46.2 million, $26.4 million and $42.5 million, respectively, at December 31, 2017. In our Jackson Hole, Wyoming profit center, we hired local investment management leaders and added our fully integrated suite of wealth management services on our private trust bank platform. Since we hired such team in January 2014, the Jackson Hole profit center has increased gross loans, total deposits and AUM to $27.7 million, $38.2 million and $259.2 million, respectively, at December 31, 2017. We believe the investments we have made in our two latest, less mature profit centers in Jackson Hole, Wyoming and Aspen, Colorado provide the foundation for future organic growth and high contribution margins consistent with our more mature profit centers.

  •
  RIA Acquisition—We acquired an existing RIA and trust company to open our Fort Collins profit center. Our Fort Collins profit center has increased gross loans from $22.5 million at December 31, 2005 to $69.6 million at December 31, 2017, representing a compound annual growth rate (referred to as "CAGR") of 9.9%, and increased total deposits from $7.7 million at December 31, 2005 to $109.2 million at December 31, 2017, representing a CAGR of 24.7%. This loan and deposit growth complements such profit center's increase in trust and investment management fees from $1.1 million for the year ended December 31, 2005 to $4.1 million for the year ended December 31, 2017, representing a CAGR of 11.6%.

Balance Sheet Growth

        Since opening our first profit center in 2004, we have also experienced growth in gross loans, total deposits and AUM throughout various economic cycles. From 2004 to 2008, which we refer to as our "Growth & Expansion" period in the chart below, we experienced significant growth in our gross loans, total deposits and assets under management primarily through the opening of eight de novo profit centers and organic growth, enhanced with eight acquisitions.

        From 2009 to 2013, which we refer to as our "Conservative Growth" period in the chart below due to difficult economic and industry conditions prevalent at such time, growth in gross loans, total deposits and assets under management was limited as we focused our efforts on integrating prior acquisitions, opening four new profit centers and improving our asset quality. During this time, we strengthened our regulatory capital position through a number of preferred stock and subordinated debt offerings, which limited dilution to our common shareholders.

        From 2013 to December 31, 2017, which we refer to as our "Capital Constrained Growth" period in the chart below, we have strategically focused our efforts on building our team, distribution channels and products for improved growth and earnings, while managing our balance sheet to stay below $1.0 billion in assets in order to retain the benefits available to us under the Small Bank Holding Company Policy Statement of the Board of Governors of the Federal Reserve System (referred to as the "Federal Reserve"), including not being subject to consolidated capital ratio requirements under Basel III.

        Since December 31, 2013, we have increased gross loans from $484.7 million at December 31, 2013 to $813.7 million at December 31, 2017, representing a CAGR of 13.8% and increased total deposits from $561.2 million at December 31, 2013 to $816.1 million at December 31, 2017, representing a CAGR of 9.8%.

Loans ($ millions)	Total Deposits ($ millions)

Revenue, Expense & Pre-Tax, Pre-Provision Income Growth

        Since December 31, 2013, we have increased gross revenues from $43.7 million for the year ended December 31, 2013 to $55.2 million for the year ended December 31, 2017, representing a CAGR of 6.0%, while total expenses increased from $41.4 million for the year ended December 31, 2013 to $49.5 million for the year ended December 31, 2017, representing a CAGR of 4.6%. This 130% operating leverage (which we calculate as the ratio of gross revenue CAGR to total expenses CAGR) has resulted in improved pre-tax, pre-provision income, which increased 6.5 times over the same time period. We believe that while the higher fixed costs of our product groups have limited our earnings, we have demonstrated significant operating leverage by growing pre-tax, pre-provision income at a faster rate than expenses. Pre-tax, pre-provision income is a non-GAAP measure, the nearest GAAP measure is net income, which was $2.0 million for the year ended December 31, 2017, which is after $3.0 million of income tax expense. See "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures." Pre-tax, pre-provision income increased from $0.9 million for the year ended December 31, 2013 to $5.8 million for the year ended December 31, 2017, as indicated in the charts below. In addition, we have increased our quarterly pre-tax, pre-provision income from $1.0 million and $0.9 million in the three months ended March 31, 2017 and June 30, 2017 to $2.3 million and $1.6 million in the three months ended September 30, 2017 and December 31, 2017.

Pre-Tax, Pre-Provision Income ($ millions)	Pre-Tax, Pre-Provision Income ($ millions)

Capitalization

        Our current capital structure is set forth in the chart below. We intend to use a portion of our proceeds from this offering to redeem all outstanding shares of our preferred stock and all of our subordinated notes due 2020. For the year ended December 31, 2017, we paid a total of $2.3 million in dividends to our preferred shareholders and $0.6 million in interest on our subordinated notes due 2020. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of our preferred stock and all of our subordinated notes due 2020, the redemption of such securities is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such securities, if at all. See "Use of Proceeds" and "Capitalization" for further information. The chart below sets forth our capitalization as of December 31, 2017.

Capital Structure (As of December 31, 2017)	Amount ($ millions)	Conversion Price ($)	Dividend / Coupon (%)	Common Shares if Converted	Maturity Date/ Date Redeemable
Subordinated Debt
Subordinated Notes due 2020	$6.9	—	8.00%	—	7/31/2020
Subordinated Notes due 2026	6.6	—	7.25%	—	12/31/2026

Total	$13.5

Preferred Equity
Cumulative Perpetual Preferred Stock, Series A	$8.6	—	9.00%	—	2/15/2012
Cumulative Perpetual Preferred Stock, Series B	0.4	—	9.00%	—	2/15/2012
Cumulative Perpetual Preferred Stock, Series C	11.9	—	9.00%	—	2/15/2013
Noncumulative Perpetual Convertible Preferred Stock, Series D	4.1	$27.00	9.00%	151,700	7/20/2017

Total	$25.0

Common Equity
Common Equity	$76.9	—	—	—	—

Our Service Model and Products

        We deliver a broad array of wealth management products and services through our profit centers using our proprietary ConnectView® approach, which looks holistically across a client's current and projected financial situation. We believe providing financial solutions in one area (such as estate, retirement planning or lending) often impacts other areas of our clients' wealth planning (such as risk or balance sheet management), which provides us opportunities to evaluate proposed solutions across multiple business lines and offer additional services to our clients.

        We have designed our business around having each profit center staffed with seasoned management. Typically, each profit center team is led by a president, who is a senior investment advisor or banker with strong client relationships and sales and leadership skills. The local team includes deposit, loan, trust, wealth planning, and related professionals, creating a strong interdisciplinary sales and service team. In addition to this service team, we recently added wealth advisors as a commissioned sales force to several profit centers to enhance our acquisition of new clients. Beyond traditional banking, trust and investment management activities, at each profit center we provide:

  •
  Consumer, mortgage and commercial lending;

  •
  Treasury management;

  •
  Risk management in the form of life insurance and annuities;

  •
  Specialized philanthropic services;

  •
  Retirement services, including 401(k) plan consulting; and

  •
  Other complementary wealth management products and services.

        Our profit centers are supported by central specialized product expertise of our "product groups," which include experienced professionals in commercial banking, investment management, wealth planning, risk management/insurance, personal trust, retirement planning and mortgage lending. We believe that the sophistication of our product groups rivals the offerings and experts typically provided by larger financial institutions. Our product groups are led and staffed with highly accredited and well known professionals, each with significant experience in their fields.

        Our profit centers and product groups are also supported centrally by teams providing management services such as operations, risk management, credit administration, technology support, human capital and accounting/finance services, which we refer to as "support centers." Our employees, which we refer to as "associates," in our support centers have significant experience in wealth management, investment advisory, and commercial banking, including areas such as lending, underwriting, credit administration, risk management, accounting/finance, operations and information technology. We have structured our teams, services and product offerings to provide our clients with a high-touch, solution-oriented experience, that we believe is scalable and provides operating leverage for future growth.

        To demonstrate how these three groups—profit centers, product groups and support centers—work together to deliver a highly competitive product offering through a team of local professionals, our investment management offering is an example:

  •
  In each profit center, there are one or more portfolio managers that work as part of that local team's sales and service delivery. These portfolio managers are typically Certified Financial Planners with experience in wealth planning and portfolio construction. They meet with clients and develop an overall wealth management strategy, specific goals and objectives, an investment policy statement, and an implementation plan. They use our guided architecture, a diverse array of select third party and proprietary investment products covering a broad range of asset classes, as their source for structure, asset allocation and products.

  •
  Our investment platform is controlled by our central investment management product group, which has a strong research focus and many of whom have Chartered Financial Analyst designations, with oversight by our Chief Investment Officer and our Investment Policy Committee.

  •
  Operational support for these profit center and product group teams is provided by our central trust and investment management support center team.

Our Management

        The members of our board of directors have demonstrated significant executive management and board leadership experience across a diverse range of industries, including financial services, private equity, manufacturing, family office, real estate, accounting, legal and insurance. Most of our board members have been invested in First Western since our inception, and as of December 31, 2017, our board members and associates beneficially owned, in the aggregate, approximately 29.8% of the outstanding shares of our common stock at such time.

        Our board of directors governs our experienced senior leadership team, who have held management-level positions at leading banking and professional services franchises within our markets, including throughout various economic cycles. Our senior leadership team, reflecting our entrepreneurial and ownership-based culture, has a long and successful history of starting and growing financial institutions, leading acquisition projects, managing organic growth and developing a disciplined credit, trust and wealth management culture.

        The members of our senior leadership team, each of whom has a diverse and complementary background that is an integral part of our success, includes the following professionals:

Name	Title	Experience with First Western / Industry	Prior Experience
Scott C. Wylie	Chairman, Chief Executive Officer and President	16 / 31 years

•

Chairman & CEO, Northern Trust Bank of Colorado

•

Chairman & CEO, Trust Bank of Colorado

•

CEO, Equitable Bancshares of Colorado (Chairman, Equitable Bank), Women's Bank

•

Chairman, American Fundware

•

President & CEO, Bank and Trust of Puerto Rico

•

Associate, First Boston Corporation

Julie A. Courkamp	Treasurer and Chief Financial Officer	12 / 18 years	• Various audit positions with PricewaterhouseCoopers

Gary B. Lutz	President, Product Groups	1 / 34 years

•

Various executive positions with Wells Fargo, including:

•

Head of the Private Bank/Wealth Management Group in Colorado

•

Head of Commercial Banking for Colorado, Wyoming and Montana

•

Commercial Banking National Sales Manager

•

President, boutique wealth management firm

John E. Sawyer	Chief Investment Officer	1 / 25 years

•

Chief Investment & Fiduciary Officer, BBVA Compass Bank

•

President & COO, Florida-based boutique wealth management firm

•

Various executive positions with Credit Suisse, Morgan Keegan & Co., and First Tennessee Capital Markets

Josh M. Wilson	Regional President, Colorado/Wyoming	6 / 19 years	• CFO, international oil and gas operating company • Various executive positions with Bank One, JP Morgan and Vectra Private Bank

Dan C. Thompson	Regional President, Arizona/California	14 / 25 years	• Team Leader within Private Wealth Advisors, Merrill Lynch • Various positions in the High Net Worth and Quality Assurance group, Charles Schwab & Co.

        For additional information about our directors, management team and other key associates, see "Management—Our Directors and Executive Officers" and "Management—The Business Background of our Directors and Executive Officers."

Our Market Opportunity

        Our strategic market area is defined by metropolitan areas in the Western United States having strong long-term economic growth prospects, a significant wealth demographic measured by growth in high net worth households, a dynamic commercial business landscape and the ability to sustain one or more of our profit centers. We target households with more than $1.0 million in liquid net worth and their related businesses and philanthropic interests. We believe that the complex and diverse financial needs of this market segment presents an opportunity to serve a broad array of client needs efficiently and cost effectively.

        Our current operating markets have a high concentration of our targeted client segment and are expected to experience high growth, providing opportunity for continued future organic growth through demographic and market share growth.

						Market Demographics
		Deposit Market Share*				Total Population		$200,000+ Household Income Population
MSA	State	Number of Profit Centers	Deposits in Market ($000)	Market Share (%)	Market Rank	2018 Population (actual)	Proj. '18 - '23 Population Change (%)	2018 Population (actual)	Proj. '18 - '23 Population Change (%)
Denver-Aurora-Lakewood	CO	3	354,633	0.4%	21	2,933,089	7.7%	10.2%	41.9%
Fort Collins	CO	1	135,702	1.8%	13	350,005	8.1%	8.1%	51.6%
Phoenix-Mesa-Scottsdale	AZ	2	131,806	0.1%	36	4,789,980	7.2%	6.5%	36.8%
Boulder	CO	1	95,763	1.0%	16	329,524	6.8%	13.8%	30.3%
Jackson	WY/ID	1	20,983	1.0%	9	34,916	5.8%	10.4%	18.5%
Glenwood Springs	CO	1	31,248	1.2%	10	77,708	4.7%	7.6%	24.9%
United States of America						323,533,070	3.5%	7.4%	32.1%

Source: S&P Global Market Intelligence; Population projections per Nielsen Holdings PLC

*
Data as of June 30, 2017 per the FDIC's Summary of Deposits

        We seek to expand our presence in our existing markets as well as other Western markets with similar demographic profiles. With improved access to capital as a result of our initial public offering, we expect to proactively evaluate opportunities to accelerate our organic growth and acquire banks, investment management firms and related businesses, while also seeking to hire talented personnel. We believe consolidation in the financial services industry along with the industry's movement towards automated and impersonal client service further presents a unique and significant opportunity for our Company. Our business model differentiates us from the industry, which we expect will enable us to increase our market share in existing markets and, on a strategic and opportunistic basis, expand our geographic footprint into new markets in the Western United States that share similar characteristics to our current markets.

Our Competitive Strengths

        We believe that the following strengths differentiate us and will help us to achieve our principal financial objectives of increased shareholder value and generation of earnings:

  •
  Scalable Platform with Capacity to Support Our Growth.  Through significant investments in technology, staff, processes and procedures, we have built a scalable corporate infrastructure, which we believe will support our continued growth. In particular, our product group specialists, as well as other support and administrative functions, are provided to our profit centers from a central location, which provides operating leverage and allows us to deliver specialized expertise to our Western wealth management clients. By leveraging our central teams across a growing base of profit centers, we intend to continue to take advantage of our existing operating leverage, which we expect will continue to enhance our earnings growth.

  •
  Diversified, Stable and Growing Revenue.  A significant portion of our revenue is fee-based, much of which is recurring from our trust and investment management services. Our revenue mix is diversified and balanced, which we believe differentiates us from our peers and provides us with a platform for earnings growth and stability through various economic and interest rate cycles. Additionally, since 2015 we have significantly grown our residential mortgage loan origination business with the objective of adding another client service as well as a new client acquisition channel, which also provides another source of non-interest income sources.

  •
  Experienced Management Team with a Proven Track Record.  Our management team has deep relationships in the communities that we serve and proven track records of successfully growing institutions. We have assembled a management team composed of individuals with significant banking and investment advisory experience as well as diverse backgrounds in other related industries. We believe that we have developed an entrepreneurial culture that is intensely focused on our clients and on executing our strategy.

  •
  Strong Asset Quality.  Sound asset quality and robust credit underwriting are integral to our strategy and culture. We place a considerable emphasis on effective risk management and preserving sound credit underwriting standards as we grow our loan portfolio. Our high net worth clients are typically well diversified and we normally require collateral, three sources of repayment and a guarantor. As a result, we believe we are less susceptible to credit losses and have historically had excellent credit quality. Our nonperforming assets to total assets ratio was 0.7% as of December 31, 2016 and 0.5% as of December 31, 2017.

  •
  Expansion Focus.  We have demonstrated the ability to enter new markets either by acquiring a local firm or by entering the market de novo. Having added several successful de novo profit centers and having also completed ten acquisitions since 2004, we believe we have the team and expertise to identify and successfully execute organic expansion opportunities as well as acquisitions that will enhance shareholder value.

  •
  Strong and Trusted Fiduciary-Based Relationships.  We maintain a client centric, "trusted advisor" approach that allows us to develop strong, trusted team-based relationships with our clients. While individual relationship managers at our competitors often control the client relationship, at First Western, each client has a team of professionals who deliver our multi-disciplinary expertise to address such client's financial needs. Our client relationships frequently include in-depth proprietary ConnectView® financial plans and sophisticated, institutional quality investment management that is driven by comprehensive investment policy statements and access to industry-leading money managers. These characteristics provide a level of financial strength, product depth, integrated team delivery, corporate governance, and oversight not typically found in boutique wealth advisory firms.

  •
  Distinctive Western-Based Approach.  As one of the first Western-based private banks, we are uniquely equipped to understand the needs and goals of the financially savvy, first- and second-generation wealth creators that have come to symbolize the dynamic economies of the Western United States. We understand the Western wealth management client is distinctive and the connection that first- and second-generation wealth creators have with their wealth is unique from that of generational wealth inheritors. We recognize the hands-on analytical approach that many Western wealth management clients appreciate and our entrepreneurial spirit that our teams share with our clients helps us better manage our client relationships.

Our Business Strategy

        We believe we have built a premier private trust bank in the Western United States that is focused on providing the best financial solutions to our clients. We are service-driven, solution-oriented and relationship-based. We intend to accomplish this by continuing to execute on the following strategies:

  •
  Building Out Existing Markets.  Once we have established a presence in a particular geographic market that contains attractive high net worth household demographics, we then look to establish additional locations that are closely situated to sub-concentrations of affluent households and/or commercial activity (a "hub and spoke" market build-out, as we have commenced in Denver and Phoenix). We also seek to employ highly capable associates with local market experience and relationships.

  •
  Deepening Existing Client Relationships.  We deliver our services though our local boutique private trust bank offices. This allows us to use multi-discipline sales and client service teams, in market, to ensure we are meeting our client's comprehensive set of needs. These teams take the time to understand the complexities of our clients' financial world through wealth planning solutions and create the financial plan that helps them reach their goals. This profit center-based service model is a critical component of our future growth as we continue to develop our understanding of our clients' evolving needs we can deepen, broaden and grow our existing relationships.

  •
  Generating Referrals for New Client Relationships.  We believe we have demonstrated a successful sales and marketing capability, built around the personal and professional networks and centers of influence of our local profit center leadership. Our existing client base also provides a significant amount of new clients through referrals. In surveys, our clients generally rate us very favorably overall in areas of professionalism, reliability, service-orientation, and trust. We also recently added wealth advisors to several of our profit centers as commissioned sales associates to enhance our acquisition of new clients.

  •
  Developing Client Relationships through our Product Groups.  Each profit center is designed to feel like a boutique private trust bank office and is staffed with business development and client service personnel. The profit centers work closely with our central product groups to customize our services to each client's specific situation, without sacrificing the flexibility, expertise and authority to quickly meet complex client needs. Our central product groups are designed to support a significantly larger client and AUM base, providing an opportunity for significant operating leverage as we open additional profit centers. We have sales and service specialists in our product groups, such as Retirement Services and Mortgage Services, who are able to build relationships within their area of expertise and provide expertise and high quality service that creates an opportunity for a broader relationship across our suite of products and services.

  •
  Expanding to New Markets.  We believe that our profit centers are profitable and stable businesses when mature. We also believe that our product group and support center teams have a high degree of operating leverage (i.e., we believe that increasing the number of profit centers would not require a proportionate increase in our product group or support center expenses). Therefore, a key strategy of ours is to add incremental profit centers and grow them to maturity. The trends in the financial services industry that make our business model successful in our existing geographic markets also exist in other locations in the Western United States. Our analysis indicates that there are hundreds of markets and submarkets in the Western United States that could support our profit centers and fit our target demographics. As such, we will continue to explore new Western United States markets with favorable high net worth demographics and competitive marketplaces.

  •
  Growing our Core Deposit Franchise.  The strength of our deposit franchise is derived from the long-standing relationships we have with our clients and the strong ties we have to the markets we serve. Our deposit footprint has provided, and we believe will continue to provide, primary support for our loan growth. A key part of our strategy is to continue to enhance our funding sources by continuing to build our private and commercial banking capabilities to keep building our base of attractively priced core deposits.

  •
  Attracting Talent.  Our team of seasoned associates has been, and will continue to be, an important driver of our organic growth by further developing relationships with current and potential clients. We have a record of hiring experienced associates to enhance our organic growth, and sourcing and hiring talent will continue to be a core focus for us. We believe that this initial public offering will further enhance our ability to attract and retain this talent.

  •
  Developing New Products.  We seek to be the primary source of financial products and services for our clients. By continuing to expand our product offerings—either by internal product development or establishing third-party relationships—we work to meet expanding client needs while further diversifying our revenue streams. Most recently, we have added a Health Savings Account consulting capability to our business services team, again providing additional client ties to increase revenues per client, improve "stickiness," and allow for building broader relationships.

Risks Related to Our Company

        An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these risks under "Risk Factors" beginning on page 24, prior to investing in our common stock. Some of the more significant risks include the following:

  •
  Our banking, trust and wealth advisory operations are geographically concentrated in Colorado, Arizona, Wyoming and California, leading to significant exposure to those markets.

  •
  Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

  •
  The investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short term declines in the performance of the securities under our management.

  •
  Our loan portfolio includes a significant number of commercial loans, which involve risks specific to commercial borrowers.

  •
  We may be subject to claims and litigation pertaining to our fiduciary responsibilities.

  •
  The market for investment managers and professionals is extremely competitive and the loss of a key investment manager to a competitor could adversely affect our investment advisory and wealth management business.

  •
  If we are unable to continue to originate residential real estate loans and sell them into the secondary market for a profit, our earnings could decrease.

  •
  The financial services industry is highly regulated, and legislative or regulatory actions taken now or in the future may have a significant adverse effect on our operations.

  •
  There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

  •
  The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

Recent Developments

        Between January 1, 2018 and February 9, 2018, we sold 67,242 shares of our common stock for aggregate proceeds of $1.9 million in a private placement that was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Corporate Information

        Our principal executive offices are located at 1900 16th Street, Suite 1200, Denver, Colorado 80202, and our telephone number at that address is (303) 531-8100. Our website address is www.myfw.com. We expect to make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	shares of our common stock, no par value (or shares if the underwriters exercise their option in full to purchase additional shares).
Common stock offered by selling shareholders	shares of our common stock, no par value.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option in full to purchase additional shares).
Underwriter's option to purchase additional shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional shares of our common stock from us.
Use of proceeds
Assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before payment of estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise their option in full to purchase additional shares from us). We intend to use approximately $ million of the net proceeds from this offering to redeem all of the outstanding shares of our preferred stock and approximately $ million of the net proceeds from this offering to redeem all of our subordinated notes due 2020. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of our preferred stock and all of our subordinated notes due 2020, the redemption of such securities is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such securities, if at all. We intend to use the remaining net proceeds from this offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital, and to fund potential future acquisition opportunities (although we do not have any definitive agreements in place to make any such acquisitions at this time). We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. See "Use of Proceeds."

Dividend policy	We have not declared or paid any cash dividends on our common stock and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our board of directors deems relevant. For additional information, see "Dividend Policy."
Directed share program
At our request, the underwriters have reserved for sale at the initial public offering price up to % of the shares of our common stock being offered by this prospectus for sale to certain of our associates, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described in "Underwriting—Lock-Up Agreements." We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. See "Underwriting."
Nasdaq Global Select Market listing	We intend to apply to list our common stock on the Nasdaq Global Select Market under the trading symbol "MYFW."
Risk factors
Investing in our common stock involves certain risks. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" along with all other information set forth in this prospectus before investing in our common stock.

        Except as otherwise indicated, all information in this prospectus:

  •
  Assumes no exercise by the underwriters of their option to purchase          additional shares of our common stock from us;

  •
  Does not attribute to any director, executive officer or principal shareholder any purchase of shares of our common stock in this offering, including through the directed share program described in "Underwriting—Directed Share Program;"

  •
  Excludes 592,714 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 under our First Western Financial, Inc. 2008 Stock Incentive Plan (referred to as the "2008 Plan") with a weighted exercise price of $29.24 per share;

  •
  Excludes 179,990 shares subject to restricted stock units with time-based vesting outstanding as of December 31, 2017 under our First Western Financial, Inc. 2016 Omnibus Incentive Plan (referred to as the "2016 Plan");

  •
  Excludes 20,840 shares (which could increase to 36,021 shares if targeted financial metrics are exceeded) subject to performance stock units with vesting conditions based on the financial performance of the Company and time-based vesting outstanding as of December 31, 2017 under our 2016 Plan;

  •
  Excludes 21,467 shares subject to performance stock units with vesting conditions based on the performance of the Company's common stock following an initial public offering and time-based vesting outstanding as of December 31, 2017 under our 2016 Plan;

  •
  Excludes up to 95,356 shares of our common stock issuable as of December 31, 2017 pursuant to the Make Whole Rights described in "Certain Relationships and Related Persons Transactions—Make Whole Rights"; and

  •
  Assumes an initial offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the following selected historical consolidated financial and other data in conjunction with our consolidated financial statements and related notes and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial data (i) as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. We have derived certain of the selected financial data as of and for the years ended December 31, 2017 and 2016 from our audited financial statements included elsewhere in this prospectus. We have derived certain of the selected financial data as of and for the years ended December 31, 2015, 2014 and 2013 from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited. Unless otherwise noted, ratios in this table are as of the period end presented.

	As of and for the years ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2015	2014	2013
Selected Period End Balance Sheet Data:
Cash and cash equivalents	$9,502	$62,685	$79,636	$45,906	$62,812
Available-for-sale securities	53,650	97,655	66,064	84,127	75,483
Mortgage loans held for sale	22,940	8,053	19,903	—	—
Loans(1)	813,689	672,815	610,416	532,537	484,707
Allowance for loan losses	7,287	6,478	5,956	5,960	4,839
Promissory notes from related parties	5,792	10,384	19,254	25,457	24,977
Goodwill	24,811	24,811	24,811	24,811	24,811
Other intangible assets, net	1,233	1,452	2,198	2,988	3,790
Company owned life insurance	14,316	13,898	10,477	10,130	—
Other real estate owned, net	658	2,836	3,016	4,573	5,347
Total assets	969,659	915,998	857,001	752,581	696,977
Noninterest-bearing deposits	198,685	195,460	148,184	161,256	137,760
Interest-bearing deposits	617,432	558,440	561,753	427,587	423,443
FHLB Topeka borrowings	28,563	37,000	25,000	41,000	20,000
Convertible subordinated debentures	—	4,749	14,548	20,962	20,605
Subordinated notes	13,435	13,150	7,625	7,625	7,625
Credit note payable	—	2,736	3,936	5,036	5,952
Preferred stock (liquidation preference)	24,968	25,468	28,168	28,168	28,168
Total shareholders' equity	101,846	95,928	87,259	80,367	70,939
Selected Income Statement Data:
Interest income	$33,337	$29,520	$26,370	$25,134	$25,160
Interest expense	5,761	5,063	3,904	4,422	5,250
Net interest income	27,576	24,457	22,466	20,712	19,910
Provision for credit losses	788	985	1,071	1,455	(1,676)
Net interest income after provision for credit losses	26,788	23,472	21,395	19,257	21,586
Trust and investment management fees	19,455	20,167	20,863	20,852	20,187
Net mortgage gain	3,469	6,702	3,549	—	—
Net realized gain (loss) on sale of securities	81	114	717	321	(101)
Other	4,708	2,939	2,815	2,103	2,267
Non-interest income	27,713	29,922	27,944	23,276	22,353
Non-interest expense	49,494	49,823	45,636	43,502	41,366
Income (loss) before income tax	5,007	3,571	3,703	(969)	2,573
Income tax expense (benefit)	2,984	1,269	1,053	(11,959)	358
Net income	2,023	2,302	2,650	10,990	2,215
Preferred dividends paid to preferred shareholders	2,291	2,840	2,419	2,003	1,718
Per Share Data:
Earnings (loss) per share, basic	$(0.05)	$(0.11)	$0.05	$1.92	$0.11
Earnings (loss) per share, diluted	(0.05)	(0.11)	0.05	1.64	0.11
Book value per share(2)	13.18	12.78	11.74	11.65	9.78
Preferred dividends per share	37.03	42.47	25.77	21.34	18.30
Weighted average outstanding shares, basic	5,586,620	5,120,507	4,863,236	4,688,213	4,387,134
Weighted average outstanding shares, diluted	5,586,620	5,120,507	6,136,276	5,877,861	5,348,116
Common shares outstanding, end of period	5,833,456	5,529,542	5,033,565	4,482,059	4,373,874
Convertible shares outstanding, end of period	41,000	46,000	73,000	73,000	73,000
Preferred shares outstanding, end of period	20,868	20,868	20,868	20,868	20,868
Summary Performance Ratios:
Return on average assets	0.21%	0.26%	0.35%	1.60%	0.34%
Return on average equity	2.02%	2.55%	3.10%	15.42%	3.12%
Net interest margin	3.15%	3.06%	3.28%	3.32%	3.02%

	As of and for the years ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2015	2014	2013
Efficiency ratio(3)	88.10%	90.25%	88.96%	97.07%	95.98%
Loans to deposits ratio	99.70%	89.24%	85.98%	90.44%	86.37%
Interest rate spread	2.91%	2.89%	3.15%	3.10%	3.19%
Non-interest income to average assets	2.90%	3.34%	3.67%	3.38%	3.39%
Non-interest expense to average assets	5.18%	5.57%	6.00%	6.31%	6.28%
Non-interest income to total income before non-interest expense	50.85%	56.04%	56.64%	54.72%	50.87%
Summary Credit Quality Ratios:
Nonperforming loans to total loans	0.51%	0.86%	1.92%	3.01%	2.72%
Nonperforming assets to total assets	0.62%	0.94%	1.72%	2.74%	2.66%
Allowance for loan losses to nonperforming loans	176.90%	111.80%	50.72%	37.18%	36.74%
Allowance for loan losses to total loans	0.90%	0.96%	0.98%	1.12%	1.00%
Net charge-offs to average loans outstanding	0.00%	0.07%	0.19%	0.07%	0.58%
Other Selected Ratios and Data:
Total noninterest-bearing deposits to total deposits	24.35%	25.93%	20.87%	27.39%	24.55%
Interest bearing deposits to total deposits	75.65%	74.07%	79.13%	72.61%	75.45%
Cost of funds	0.68%	0.64%	0.54%	0.69%	0.82%
Loan yield	4.11%	4.10%	4.22%	4.54%	4.84%
Total assets under management	$5,374,471	$4,925,939	$4,743,668	$4,842,177	$4,522,682
Total assets under management yield	0.36%	0.41%	0.44%	0.43%	0.45%
Summary Capital Ratios:
Average equity to average assets ratio	10.47%	10.10%	11.23%	10.34%	10.77%
Non-GAAP Ratios:
Tangible common equity(4)	50,834	44,197	32,082	24,400	14,120
Tangible common equity ratio(5)	5.39%	4.97%	3.87%	3.37%	2.12%
Tangible book value per common shares(6)	8.71	7.99	6.37	5.44	3.24
Return on tangible common equity(7)	(0.53)%	(1.22)%	0.72%	36.83%	3.51%
Consolidated
CET 1 Capital Ratio	6.56%	6.28%	5.15%	—	—
Tier 1 Capital Ratio	8.79%	8.43%	7.39%	10.80%	11.40%
Total Risk Based Capital Ratio	11.70%	12.07%	11.06%	8.40%	8.90%
Leverage Ratio	7.41%	7.00%	6.09%	7.30%	7.20%
Bank
CET 1 Capital Ratio	9.81%	9.20%	9.54%	—	—
Tier 1 Capital Ratio	9.81%	9.20%	9.54%	10.90%	12.60%
Total Risk Based Capital Ratio	10.75%	10.16%	10.54%	9.80%	11.60%
Leverage Ratio	8.27%	7.63%	7.97%	8.30%	8.80%

(1)
Total loans do not include loans held for sale of $22.9 million, $8.1 million and $19.9 million on December 31, 2017, 2016 and 2015, respectively.

(2)
We calculate book value per share as total shareholders' equity less preferred stock (liquidation preference), at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of the relevant period.

(3)
Efficiency ratio is non-interest expense, less intangible amortization, divided by net interest income plus non-interest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(4)
Tangible common equity is a non-GAAP financial measure. We calculate tangible common equity as total shareholders' equity less preferred stock (liquidation preference), goodwill and other intangible assets, net, and tangible assets are total assets less goodwill and other intangible assets, net. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(5)
Tangible common equity ratio is a non-GAAP financial measure. We calculate the tangible common equity ratio as tangible common equity divided by total assets less goodwill and other intangible assets, net. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(6)
Tangible book value per common share is a non-GAAP financial measure. We calculate tangible book value per common share as tangible common equity divided by common shares outstanding.

(7)
Return on tangible common equity is a non-GAAP financial measure. We calculate return on tangible common equity as net income available to common shareholders (net income less dividends paid on preferred stock) divided by tangible common equity. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

 Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

        Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

        The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies, reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

        Efficiency ratio.    We calculate our efficiency ratio as non-interest expense, less intangible amortization divided by net interest income (which is pre-provision), plus non-interest income. The following table reconciles, as of the dates set forth below, non-interest expense, less intangible amortization which is a non-GAAP measure, to non-interest expense, and presents the calculation of our efficiency ratios:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Non-interest expense	$49,494	$49,823	$45,636	$43,502	$41,366
Less amortization	784	747	790	802	803

Adjusted non-interest expense	$48,710	$49,076	$44,846	$42,700	$40,563

Net interest income	$27,576	$24,457	$22,466	$20,712	$19,910
Non-interest income	27,713	29,922	27,944	23,276	22,353

	$55,289	$54,379	$50,410	$43,988	$42,263

Efficiency ratio	88.10%	90.25%	88.96%	97.07%	95.98%

        Tangible Common Equity and Tangible Common Equity Ratio.    We calculate tangible common equity as total shareholders' equity, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization. We calculate tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. We calculate tangible common equity ratio as tangible common equity divided by tangible assets. The most directly comparable GAAP financial measure for tangible common equity is total shareholders' equity and the most directly comparable GAAP financial measure for tangible assets is total assets.

        We believe the use of tangible common book value has less relevance for high fee banks and investment management firms than for most banks, as our goodwill is all associated with highly desirable fee business. We recognize that the tangible common book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

        The following table reconciles and presents, as of the dates set forth below, total shareholders' equity to tangible common equity, total assets to tangible assets and presents the calculation of the tangible common equity ratio:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Total shareholders' equity	$101,846	$95,928	$87,259	$80,367	$70,939
Less
Preferred stock	24,968	25,468	28,168	28,168	28,168
Goodwill	24,811	24,811	24,811	24,811	24,811
Intangibles, net	1,233	1,452	2,198	2,988	3,790

Tangible common equity	$50,834	$44,197	$32,082	$24,400	$14,170

Total assets	$969,659	$915,998	$857,001	$752,581	$696,977
Less
Goodwill	24,811	24,811	24,811	24,811	24,811
Intangibles, net	1,233	1,452	2,198	2,988	3,790

Tangible assets	$943,615	$889,735	$829,992	$724,782	$668,376

Tangible common equity ratio	5.39%	4.97%	3.87%	3.37%	2.12%

        Tangible book value per common share.    We calculate tangible book value per common share as tangible common book value divided by common shares outstanding as detailed in the table below:

	As of December 31,
(in thousands)	2017	2016	2015	2014	2013
Total shareholders' equity	$101,846	$95,928	$87,259	$80,367	$70,939
Less	—	—	—	—	—
Preferred stock	24,968	25,468	28,168	28,168	28,168
Goodwill	24,811	24,811	24,811	24,811	24,811
Intangibles, net	1,233	1,452	2,198	2,988	3,790

Tangible common equity	$50,834	$44,197	$32,082	$24,400	$14,170

Common shares outstanding, end of period	5,833,456	5,529,542	5,033,565	4,482,059	4,373,874
Tangible common book value per share	$8.71	$7.99	$6.37	$5.44	$3.24

        Return on Tangible Common Equity.    We calculate return on tangible common equity as net income available to common shareholders (net income less dividends paid on preferred stock) divided by tangible common equity. The most directly comparable GAAP financial measure for tangible common equity is total shareholders' equity.

        The following table reconciles net income to income (loss) available to common shareholders and presents the calculation of return on tangible common equity:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Net income, as reported	$2,023	$2,302	$2,650	$10,990	$2,215
Less Preferred Stock Dividends	2,291	2,840	2,419	2,003	1,718

(Loss) Income available to common shareholders	$(268)	$(538)	$231	$8,987	$497
Tangible common equity	$50,834	$44,197	$32,082	$24,400	$14,170
Return on tangible common equity	(0.53)%	(1.22)%	0.72%	36.83%	3.51%

        Pre-tax, pre-provision income.    Pre-tax, pre-provision income is net income with income tax and provision for credit loss added back. The most directly comparable GAAP financial measure is net income (loss). We believe pre-tax, pre-provision income provides the readers of the financial statements information on our performance trends absent fluctuations in credit trends and loan balance changes which both drive provision, and elimination of taxes which provides readers more insight into our performance without consideration of changes in statutory tax rates.

        The following table reconciles, as of the dates set forth below, pre-tax, pre-provision income to net income:

	For the year ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Net income, as reported	$2,023	$2,302	$2,650	$10,990	$2,215
Provision for loan losses	788	985	1,071	1,455	(1,676)
Income tax expense (benefit)	2,984	1,269	1,053	(11,959)	358

Pre-tax, pre-provision income	$5,795	$4,556	$4,774	$486	$897

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        In 2017, we entered into an asset purchase agreement with EMC Holdings, LLC (referred to as "EMC"), WHMC, LLC and Mr. Alan Schrum (collectively, Seller Group). As consideration in full for the acquisition of the assets, we assumed certain liabilities and paid, or could pay up to a total of $5.0 million ($2.0 million in cash due at closing and approximately $3.0 million in earn-out common stock based on a per share price of $28.50, which was the price in the Company's private placement at the time of the acquisition) to Seller Group. Of this, $1.0 million is deemed purchase consideration, and the remaining $4.0 million will be recognized as compensation expense as discussed below. The Company utilized cash on hand to pay the $2.0 million in closing consideration.

        The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2017, has been prepared to reflect the acquisition of the assets of EMC on September 15, 2017, after giving effect to the adjustments reflected in the notes following the table. The unaudited pro forma condensed combined statement of income includes the historical results of EMC for the six months ended June 30, 2017, with the pro forma adjustments reflecting the results of EMC from July 1, 2017 through August 31, 2017. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2017 is presented as if the transaction occurred on January 1, 2017.

        The unaudited pro forma condensed combined statements of income have been prepared assuming the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations ("ASC 805"). Under ASC 805, all the assets acquired and liabilities assumed in a business combination are recognized at their acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred.

        The unaudited pro forma condensed combined statement of income is presented for illustrative purposes only and does not indicate either the operating results that would have occurred had the EMC acquisition been consummated on January 1, 2017, or future results of operations. The unaudited pro forma condensed combined statement of income is based upon assumptions and adjustments that the Company believes are reasonable. These adjustments, which are described above and in the accompanying footnotes, have been applied in a manner to give effect to the transaction. The assumptions and adjustments are subject to change as future events materialize and fair value estimates are refined.

        The pro forma condensed combined statement of income should be read together with the following:

  •
  The accompanying notes to the unaudited pro forma condensed combined statement of income;

  •
  The Company's audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2017 and 2016, included elsewhere this prospectus;

  •
  EMC's audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2016 and 2015, included elsewhere this prospectus; and

  •
  EMC's unaudited historical consolidated financial statements and accompanying notes as of and for the six-month period ended June 30, 2017, included elsewhere this prospectus.

        The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 combines our consolidated historical income statement and EMC's assuming the companies had been combined as of January 1, 2017 on a purchase accounting basis.

 Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2017

(Dollars in thousands, except share and per share data)	First Western Historical	EMC Historical	Pro Forma Adjustments(1)		Pro Forma Combined
Interest and dividend income:
Loans, including fees	$30,908	$—	$—		$30,908
Investment securities	2,115	—	—		2,115
Federal funds sold and other	314	—	—		314

Total interest and dividend income	33,337	—	—		33,337

Interest expense:
Deposits	3,778	—	—		3,778
Other borrowed funds	1,983	—	—		1,983

Total interest expense	5,761	—	—		5,761

Net interest income	27,576	—	—		27,576
Less: Provision for credit losses	788	—	—		788

Net interest income, after provision for credit losses	26,788	—	—		26,788

Non-interest income:
Trust and investment management fees	19,455	—	—		19,455
Net gain on mortgage loans sold	3,469	1,782	999	a	6,250
Bank fees	2,176	—	—		2,176
Risk management and insurance fees	1,289	—	—		1,289
Income on company-owned life insurance	418	—	—		418
Net gain on sale of securities	81	—	—		81
Gain on legal settlement	825	—	—		825

Total non-interest income	27,713	1,782	999		30,494

Total income before non-interest expense	54,501	1,782	999		57,282

Non-interest expense:
Salaries and employee benefits	28,663	1,068	767	b	30,498
Occupancy and equipment	5,884	146	71	c	6,101
Professional services	3,490	15	—		3,505
Technology, software licenses, and maintenance	3,911	—	—		3,911
Data processing	2,436	—	—		2,436
Marketing	1,492	—	—		1,492
Amortization of other intangible assets	784	24	392	d	1,201
Total loss on sales/provision of other real estate owned	311	—	—		311
Other	2,523	167	186	e	2,876

Total non-interest expense	49,494	1,420	1,417		52,331

Income before income taxes	5,007	362	(417)		4,952
Income tax expense	2,984	—	(21)	f	2,963

Net income	$2,023	$362	$(396)		$1,989

Preferred stock dividends	(2,291)	—	—		(2,291)

Net (loss) available to common shareholders	$(268)	$362	$(396)		$(302)

Earnings (loss) per common share:
Basic and diluted	$(0.05)				$(0.05)
Weighted average shares outstanding, basic and diluted	5,617,478				5,617,478

(1)
The pro forma adjustments column reflects the operations of EMC from July 1, 2017, until the acquisition date. Certain line items have also been adjusted for the following:

a.
Net gain on mortgage loans was also adjusted for acquired mortgage loans that were locked but not funded as of the date of the acquisition in the amount of $0.4 million.

  b.
  Adjustments to salaries and employee benefits also reflect the following expenses incurred related to the sole selling shareholder of EMC: (i) vesting of the restricted stock awards with a time vesting feature, which is recognized ratably over a five year vesting period, resulting in a pro forma adjustment of $0.3 million, and (ii) cash compensation which is recognized over the estimated service period of the sole selling shareholder, resulting in a pro forma adjustment of $0.1 million.

  c.
  Adjustments to remove EMC's historical depreciation and record depreciation expense related to the acquired fixed assets over their remaining estimated useful lives.

  d.
  Adjustment to remove EMC's historical amortization and record the acquired non-competition agreement amortization during the period. The non-competition intangible will be amortized over a two-year period using an accelerated method.

  e.
  Adjustments to record the results of operations of EMC from July 1, 2017 until the acquisition date.

  f.
  EMC is a limited liability company, therefore, EMC does not pay taxes. This adjustment is to record the tax effect of the results of EMC operations for the six months ended June 30, 2017, as well as the reclassification and pro forma adjustments, assuming a current year tax rate of 38.5% and a future tax rate of 21.0%.

RISK FACTORS

        Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. Please refer to "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

  Our banking, trust and wealth advisory operations are geographically concentrated in Colorado, Arizona, Wyoming and California, leading to significant exposure to those markets.

        Our business activities and credit exposure, including real estate collateral for many of our loans, are concentrated in Colorado, Arizona, Wyoming and California, as approximately 92.7% of the loans in our loan portfolio were made to borrowers who live in or conduct business in those states. This geographic concentration imposes risks from lack of geographic diversification. Difficult economic conditions, including state and local government deficits, in Colorado, Arizona, Wyoming and California may affect our business, financial condition, results of operations and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of our loans and loan servicing portfolio. Any regional or local economic downturn that affects Colorado, Arizona, Wyoming and California or existing or prospective borrowers or property values in such areas may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically concentrated. This includes a sustained downturn in the oil and gas market, which is important for the general economic health of Colorado in particular. We are unable to predict when or if oil prices will rise, and a prolonged period of low oil prices could have a material adverse effect on our results of operations and financial condition.

  Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

        As of December 31, 2017, approximately $598.0 million, or 74.0%, of our gross loans were loans with real estate as a primary or secondary component of collateral. The repayment of such loans is highly dependent on the ability of the borrowers to meet their loan repayment obligations to us, which can be adversely affected by economic downturns that can lead to (i) declines in the rents and, therefore, in the cash flows generated by those real properties on which the borrowers depend to fund their loan payments to us, (ii) decreases in the values of those real properties, which make it more difficult for the borrowers to sell those real properties for amounts sufficient to repay their loans in full, and (iii) job losses of residential home buyers, which makes it more difficult for these borrowers to fund their loan payments. As a result, our operating results are more vulnerable to adverse changes in the real estate market than other financial institutions with more diversified loan portfolios, and we could incur losses in the event of changes in economic conditions that disproportionately affect the real estate markets.

        Real estate values in many of our markets have generally experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses or our ability to sell these loans on the secondary securitization market. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan and lease losses ("ALLL"), which would adversely affect our business, financial condition and results of operations. In addition, adverse weather events, including wildfires, flooding, and mudslides, can cause damages to the property pledged as collateral on loans, which could result in additional losses upon a foreclosure.

  If we are unable to continue to originate residential real estate loans and sell them into the secondary market for a profit, our earnings could decrease.

        We derive a portion of our noninterest income from the origination of residential real estate loans and the subsequent sale of such loans into the secondary market. If we are unable to continue to originate and sell residential real estate loans at historical or greater levels, our residential real estate loan volume would decrease, which could decrease our earnings. A rising interest rate environment, general economic conditions, market volatility, or other factors beyond our control could adversely affect our ability to originate residential real estate loans. The financial services industry is experiencing an increase in regulations and compliance requirements related to mortgage loan originations necessitating technology upgrades and other changes. If new regulations continue to increase and we are unable to make technology upgrades, our ability to originate mortgage loans will be reduced or eliminated. Additionally, we sell a large portion of our residential real estate loans to third party investors, and rising interest rates could negatively affect our ability to generate suitable profits on the sale of such loans. If interest rates increase after we originate the loans, our ability to market those loans is impaired as the profitability on the loans decreases. These fluctuations can have an adverse effect on the revenue we generate from residential real estate loans and in certain instances, could result in a loss on the sale of the loans.

        Further, for the mortgage loans we sell in the secondary market, the mortgage loan sales contracts contain indemnification clauses should the loans default, generally within the first 90 - 120 days, or if documentation is determined not to be in compliance with regulations. While the Company has had no historic losses as a result of these indemnities, we could be required to repurchase the mortgage loans or reimburse the purchaser of our loans for losses incurred. Both of these situations could have an adverse effect on the profitability of our mortgage loan activities and negatively impact our net income.

  Our loan portfolio includes a significant number of commercial loans, which involve risks specific to commercial borrowers.

        Our loan portfolio includes a significant amount of commercial real estate loans, and commercial lines of credit. Our typical commercial borrower is a small or medium-sized privately owned Colorado business entity. Our commercial loans typically have greater credit risks than standard residential mortgage or consumer loans because commercial loans often have larger balances, and repayment usually depends on the borrowers' successful business operations. Commercial loans also involve some additional risk because they generally are not fully repaid over the loan period and thus may require refinancing or a large payoff at maturity. If the general economy turns substantially downward, commercial borrowers may not be able to repay their loans, and the value of their assets, which are usually pledged as collateral, may decrease rapidly and significantly. Also, when credit markets tighten due to adverse developments in specific markets or the general economy, opportunities for refinancing may become more expensive or unavailable, resulting in loan defaults.

  We may be subject to claims and litigation pertaining to our fiduciary responsibilities.

        Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our clients and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition or results of operations.

  The market for investment managers and professionals is extremely competitive and the loss of a key investment manager to a competitor could adversely affect our investment advisory and wealth management business.

        We believe that investment performance is one of the most important factors that affect the amount of assets under our management and, for that reason, the success of our business is heavily dependent on the quality and experience of our senior wealth management professionals and their track records in terms of making investment decisions that result in attractive investment returns for our clients. We consider the "chairman" and "president" roles in each of our profit center teams to be instrumental to executing our business strategy. However, the market for such investment professionals is extremely competitive and is increasingly characterized by frequent movement of these individuals among different firms. In addition, our individual investment professionals often have direct contact with particular clients, which can lead to a strong client relationship based on the client's trust in that individual manager. As a result, the loss of a key investment manager to a competitor could jeopardize our relationships with some of our clients and lead to the loss of client accounts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  The fair value of our investment securities can fluctuate due to factors outside of our control.

        As of December 31, 2017, the fair value of our investment securities portfolio was $55.2 million. Factors beyond our control can significantly influence and cause adverse changes to occur in the fair values of securities in that portfolio. These factors include, but are not limited to, rating agency actions in respect of the investment securities in our portfolio, defaults by the issuers of such securities, concerns with respect to the enforceability of the payment or other key terms of such securities, changes in market interest rates and continued instability in the capital markets. Any of these factors, as well as others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, the process for determining whether an impairment of a security is other-than-temporary usually requires complex, subjective judgments, which could subsequently prove to have been wrong, regarding the future financial performance and liquidity of the issuer of the security, the fair value of any collateral underlying the security and whether and the extent to which the principal of and interest on the security will ultimately be paid in accordance with its payment terms.

  We may be adversely affected by the soundness of certain securities brokerage firms.

        We do not provide custodial services for our clients. Instead, client investment accounts are maintained under custodial arrangements with large, well established securities brokerage firms or bank institutions that provide custodial services (collectively, "brokerage firms"), either directly or through arrangements made by us with those firms. As a result, the performance of, or even rumors or questions about the integrity or performance of, any of those brokerage firms could adversely affect the confidence of our clients in the services provided by those firms or otherwise adversely impact their custodial holdings. Such an occurrence could negatively impact our ability to retain existing or attract new clients and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

  The investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short term declines in the performance of the securities under our management.

        Like most investment advisory and wealth management businesses, the investment advisory contracts we have with our clients are typically terminable by the client without cause upon less than 30 days' notice. As a result, even short term declines in the performance of the securities we manage, which can result from factors outside our control, such as adverse changes in market or economic condition or the poor performance of some of the investments we have recommended to our clients, could lead some of our clients to move assets under our management to other asset classes such as broad index funds or treasury securities, or to investment advisors which have investment product offerings or investment strategies different than ours. Therefore, our operating results are heavily dependent on the financial performance of our investment portfolios and the investment strategies we employ in our investment advisory businesses and even short-term declines in the performance of the investment portfolios we manage for our clients, whatever the cause, could result in a decline in assets under management and a corresponding decline in investment management fees, which would adversely affect our results of operations.

  Fee revenue represents a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients.

        A significant portion of our revenue results from fee-based services related to wealth advisory, private banking, personal trust, investment management, mortgage lending and institutional asset management services to derive revenue. This contrasts with many commercial banks that may rely more heavily on interest-based sources of revenue, such as loans. For the year ended December 31, 2017, total fee revenue represented approximately 50.1% of our consolidated gross revenue. The level of these fees is influenced by several factors, including the mix and volume of our assets under custody and administration and our assets under management, the value and type of securities positions held (with respect to assets under custody) and the volume of portfolio transactions, and the types of products and services used by our clients.

        In addition, our clients include institutional investors, such as mutual funds, collective investment funds, hedge funds and other investment pools, corporate and public retirement plans, insurance companies, foundations, endowments and investment managers. Economic, market or other factors that reduce the level or rates of savings in or with those institutions, either through reductions in financial asset valuations or through changes in investor preferences, could materially reduce our fee revenue or have a material adverse effect on our consolidated results of operations. These clients also, by their nature, are often able to exert considerable market influence, and this, combined with strong competitive forces in the markets for our services, has resulted in, and may continue to result in, significant pressure to reduce the fees we charge for our services in both our asset servicing and asset management business lines.

  The trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings.

        We derive a significant amount of our revenues primarily from investment management fees based on assets under management. Our ability to maintain or increase assets under management is subject to a number of factors, including investors' perception of our past performance, in either relative or absolute terms, market and economic conditions, including changes in oil and gas prices, and competition from investment management companies. Financial markets are affected by many factors, all of which are beyond our control, including general economic conditions, including changes in oil and gas prices; securities market conditions; the level and volatility of interest rates and equity prices; competitive conditions; liquidity of global markets; international and regional political conditions; regulatory and legislative developments; monetary and fiscal policy; investor sentiment; availability and cost of capital; technological changes and events; outcome of legal proceedings; changes in currency values; inflation; credit ratings; and the size, volume and timing of transactions. A decline in the fair value of the assets under management, caused by a decline in general economic conditions, would decrease our wealth management fee income.

        Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management clients. Poor investment performance could reduce our revenues and impair our growth in the following ways:

  •
  Existing clients may withdraw funds from our wealth management business in favor of better performing products;

  •
  Asset-based management fees could decline from a decrease in assets under management;

  •
  Our ability to attract funds from existing and new clients might diminish; and

  •
  Our portfolio managers may depart, to join a competitor or otherwise.

        Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our asset managers and the particular investments that they make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our wealth management business will likely be reduced and our ability to attract new clients will likely be impaired. As such, fluctuations in the equity and debt markets can have a direct impact upon our net earnings.

  Changes in interest rates could reduce our net interest margins and net interest income.

        Interest rates are key drivers of our net interest margin and subject to many factors beyond our control. Income and cash flows from our banking operations depend to a great extent on the difference or "spread" between the interest we earn on interest-earning assets, such as loans and investment securities, and the rates at which we pay interest on interest-bearing liabilities, such as deposits and borrowings. As interest rates change, net interest income is affected. Rapidly increasing interest rates in the future could result in interest expense increasing faster than interest income because of a divergence in financial instrument maturities or competitive pressures. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth. Decreases or increases in interest rates could have a negative effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore decrease net interest income. Also, changes in interest rates might also impact the values of equity and debt securities under management and administration, which may have a negative impact on fee income.

        Interest rates are highly sensitive to many factors that are beyond our control, including (among others) general and regional and local economic conditions, the monetary policies of the Federal Reserve, bank regulatory requirements, competition from other banks and financial institutions and a change over time in the mix of our loans and investment securities, on the one hand, and on our deposits and other liabilities, on the other hand. Changes in monetary policy will, in particular, influence the origination and market value of and the yields we can realize on loans and investment securities, and the interest we pay on deposits. Additionally, sustained low levels of market interest rates, as we have experienced during the past nine years, could continue to place downward pressure on our net interest margins and, therefore, on our earnings.

        Our net interest margins and earnings also could be adversely affected if we are unable to adjust our interest rates on loans and deposits on a timely basis in response to changes in economic conditions or monetary policies. For example, if the rates of interest we pay on deposits, borrowings and other interest-bearing liabilities increase faster than we are able to increase the rates of interest we charge on loans or the yields we realize on investments and other interest-earning assets, our net interest income and, therefore, our earnings will decrease. In particular, the rates of interest we charge on loans may be subject to longer fixed interest periods compared to the interest we must pay on deposits. On the other hand, increasing interest rates generally lead to increases in net interest income; however, such increases also may result in a reduction in loan originations, declines in loan prepayment rates and reductions in the ability of borrowers to repay their current loan obligations, which could result in increased loan defaults and charge-offs and could require increases to our ALLL, thereby offsetting either partially or totally the increases in net interest income resulting from the increase in interest rates. Additionally, we could be prevented from increasing the interest rates we charge on loans or from reducing the interest rates we offer on deposits due to "price" competition from other banks and financial institutions with which we compete. Conversely, in a declining interest rate environment, our earnings could be adversely affected if the interest rates we are able to charge on loans or other investments decline more quickly than those we pay on deposits and borrowings.

  Our allowance for credit losses may not be adequate to cover actual losses.

        In accordance with regulatory requirements and generally accepted accounting principles in the United States, we maintain an ALLL to provide for incurred loan and lease losses and a reserve for unfunded loan commitments. Our allowance for credit losses may not be adequate to absorb actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. Our allowance for credit losses is based on prior experience and an evaluation of the risks inherent in our then-current portfolio. The amount of future losses may also vary depending on changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal and state regulators, as an integral part of their examination process, review our loans and leases and allowance for credit losses. While we believe our allowance for credit losses is appropriate for the risk identified in our loan and lease portfolio, we may need to increase the allowance for credit losses, such increases may not be sufficient to address losses, and regulators may require us to increase this allowance even further. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Our business and operations may be adversely affected in numerous and complex ways by weak economic conditions and global trade.

        Our businesses and operations, including our private bank and trust services, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits, investing in securities and investment management, are sensitive to general business and economic conditions in the United States. If the United States economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries and weakening global trade due to increased anti-globalization sentiment could affect the stability of global financial markets, which could hinder the economic growth of the United States. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity or depressed prices in the secondary market for loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates remaining at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. Further, a general economic slowdown could decrease the value of assets under management and administration by our trust services resulting in lower fee income, and clients potentially seeking alternative investment opportunities with other providers, which could result in lower fee income to us. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects. Broad market performance may not be favorable in the future.

  Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or the adoption of other tax reform policies.

        On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Reform Act, was enacted, which contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets by approximately $1.2 million as a result of the reduction in the corporate tax rate. The impact of the Tax Reform Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. Provisional accounting impacts may change in future reporting periods until the accounting analysis is finalized, which will occur no later than one year from the date the Tax Reform Act was enacted.

  Our business and operations may be adversely affected in numerous and complex ways by external business disruptors in the financial services industry.

        The financial services industry is undergoing rapid change, as technology enables non-traditional new entrants to compete in certain segments of the banking market, in some cases with reduced regulation. New entrants may use new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden or faster processes to challenge traditional banks. For example, new business models have been observed in retail payments, consumer and commercial lending, foreign exchange and low-cost investment advisory services. While we closely monitor business disruptors and seek to adapt to changing technologies, matching the pace of innovation exhibited by new and differently situated competitors may require us and policy-makers to adapt at a greater pace.

  Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

        Liquidity is essential to our banking business, as we use cash to make loans and purchase investment securities and other interest-earning assets and to fund deposit withdrawals that occur in the ordinary course of our business. Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. Potential alternative sources of liquidity include the sale of loans, the acquisition of national market non-core deposits, the issuance of additional collateralized borrowings such as Federal Home Loan Bank advances, access to the Federal Reserve discount window and the issuance of additional equity securities. If our ability to obtain funds from these sources becomes limited or the costs of those funds increase, whether due to factors that affect us specifically, including our financial performance, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then our ability to grow our banking and investment advisory and trust businesses would be harmed, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We may not be able to maintain a strong core deposit base or other low-cost funding sources.

        We depend on checking and savings deposit account balances and other forms of client deposits as our primary source of funding for our lending activities. Our future growth will largely depend on our ability to maintain and grow a strong deposit base and our ability to retain our largest trust clients, many of whom are also depositors. We may not be able to grow and maintain our deposit base. The account and deposit balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients, including our trust clients, move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. We also have increased risks from losses of bank deposit clients due to the large deposits we hold from certain clients. For example, our 10 largest depositors consist of 29.1% of our total deposits. Losses of any one of these deposit clients would have an outsized impact on our results of operations. Additionally, any such loss of funds could result in lower loan originations, which could materially negatively impact our growth strategy.

  We receive substantial deposits and assets under management as a result of referrals by professionals, such as attorneys, accountants, and doctors, and such referrals are dependent upon the continued positive interaction with and financial health of those referral sources.

        Many of our deposit clients and clients of our private trust bank offices are individuals involved in professional vocations, such as lawyers, accountants, and doctors. These clients are a significant source of referrals for new clients in both the deposit and wealth management areas. If we fail to adequately serve these professional clients with our deposit services, lending, and wealth management products, this source of referrals may diminish, which could have a negative impact on our results. Further, if the economy in the geographic areas that we serve is negatively impacted, the amount of deposits and services that these professional individuals will utilize and the amount of referrals that they will make may decrease, which may have a material and adverse impact on our business, financial condition or results of operations.

  Our largest trust client accounts for 35.2% of our total assets under management.

        As of December 31, 2017, our largest trust client accounted for, in the aggregate, 35.2% of our total assets under management and 2.4% of our non-interest income. As a result, a material decrease in the volume of those trust assets by that client could materially reduce our assets under management, which would adversely affect our non-interest income and, therefore, our results of operations.

  The success of our business depends on achieving our strategic objectives, including through acquisitions which may not increase our profitability and may adversely affect our future operating results.

        Since we commenced our banking business in 2004, we have grown our banking franchise and now have thirteen locations in Colorado, Arizona, Wyoming and California, including a centralized operations center in downtown Denver. We plan to continue to grow our banking business both organically and through acquisitions of other banks and financial service providers, which may include entry into new markets. However, the implementation of our growth strategy poses a number of risks for us, including that:

  •
  Any newly established offices will not generate revenues in amounts sufficient to cover the start-up costs of those offices, which would reduce our earnings;

  •
  Acquisitions we might consummate in the future will prove not to be accretive to or may reduce our earnings if we do not realize anticipated cost savings, or if we incur unanticipated costs in integrating the acquired businesses into our operations or if a substantial number of the clients of any of the acquired businesses move their business to our competitors;

  •
  Such expansion efforts will divert management time and effort from our existing banking operations, which could adversely affect our future financial performance; and

  •
  Additional capital which we may need to support our growth or the issuance of shares in any acquisitions will be dilutive of the investments that our existing shareholders have in the shares of our common stock that they own and in their respective percentage ownership interests they have in the Company.

  We face intense competition from other banks and financial institutions and other wealth and investment management firms that could hurt our business.

        We conduct our business operations in markets where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, financial technology companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. Larger banks and many of those other financial service organizations have greater financial and marketing resources than we do that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits than we do, which enable them to attract larger clients and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and investment management clients. If we are unable to compete effectively with those banking or other financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margins, net interest income and investment management fees could decline, which would materially adversely affect our business, results of operations and prospects, and could cause us to incur losses in the future.

        In addition, our ability to successfully attract and retain investment advisory and wealth management clients is dependent on our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful in retaining existing and attracting new investment management clients, our business, financial condition, results of operations and prospects may be materially and adversely affected.

  We may not be successful in implementing our internal growth strategy or be able to manage the risks associated with our anticipated growth through opening new boutique private trust bank offices, which could have a material adverse effect on our business, financial condition and results of operations.

        Our business strategy includes pursuing organic and internal growth and evaluating strategic opportunities to grow through opening new boutique private trust bank offices. We believe that banking location expansion has been meaningful to our growth since inception. We intend to pursue an organic growth strategy in addition to our acquisition strategy, the success of which is dependent on our ability to generate an increasing level of loans, deposits and assets under management at acceptable risk levels without incurring corresponding increases in noninterest expense. Opening new offices carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the new offices and successfully integrate and promote our corporate culture; poor market reception for our new offices established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls.

Further, we may not be successful in our organic growth strategies generally due to, among other factors, delays in introducing and implementing new products and services and other impediments resulting from regulatory oversight, lack of qualified personnel at existing locations. In addition, the success of our internal growth strategy will depend on maintaining sufficient regulatory capital levels and on favorable economic conditions in our primary market areas. Failure to adequately manage the risks associated with our anticipated growth, including growth through creating new boutique private trust bank offices, could have a material adverse effect on our business, financial condition and results of operations.

  Although we plan to grow our business internally, we may expand our business by acquiring other banks and financial services companies, and we may not be successful in doing so.

        While a key element of our business plan is to grow our banking franchise and increase our market share through internal and organic growth, we intend to take advantage of opportunities to acquire other banks, investment advisors, and other financial services companies as such opportunities present themselves. However, we may not succeed in seizing such opportunities when they arise. Our ability to execute on acquisition opportunities may require us to raise additional capital and to increase our capital position to support the growth of our franchise. It will also depend on market conditions; over which we have no control. Moreover, any acquisitions may require the approval of our bank regulators and we may not be able to obtain such approvals on acceptable terms, if at all.

  Acquisitions may subject us to integration risks and other unknown risks.

        Although we plan to continue to grow our business organically and through opening new boutique private trust bank offices, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Our acquisition activities could be material to our business and involve a number of risks, including the failure to: adequately centralize and standardize policies, procedures, products, and processes; combine employee benefit plans and compensation cultures; implement a unified investment policy and make related adjustments to combined investment portfolios; implement a unified loan policy and conform lending authority; implement a standard loan management system; avoid delays in implementing new policies or procedures; and apply new policies or procedures.

        Certain events may arise after the date of an acquisition, or we may learn of certain facts, events or circumstances after the closing of an acquisition, that may affect our financial condition or performance or subject us to risk of loss. It is possible that we could undertake an acquisition that subsequently does not perform in line with our financial or strategic objectives or expectations. These events include, but are not limited to: retaining key associates and clients, achieving anticipated synergies, meeting expectations and otherwise realizing the undertaking's anticipated benefits; litigation resulting from circumstances occurring at the acquired entity prior to the date of acquisition; loan downgrades and credit loss provisions resulting from underwriting of certain acquired loans determined not to meet our credit standards; personnel changes that cause instability within a department; and other events relating to the performance of our business. In addition, if we determined that the value of an acquired business had decreased and that the related goodwill was impaired, an impairment of goodwill charge to earnings would be recognized. Acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances that could result in loss or increased costs. Our due diligence or mitigation efforts may not be sufficient to protect against any such loss or increased costs.

  We are required to make significant estimates and assumptions in the preparation of our financial statements and our estimates and assumptions may not be accurate.

        The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. Critical estimates are made by management in determining, among other things, the ALLL, amounts of impairment of assets, and valuation of income taxes. If our underlying estimates and assumptions prove to be incorrect, our financial condition and results of operations may be materially adversely affected.

  The occurrence of fraudulent activity, breaches of our information security, and cyber-security attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.

        As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our clients, or third parties with whom we interact and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. Our industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks within the financial services industry, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis.

        Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. All of these factors increase our risks related to cyber-threats and electronic disruptions.

        In addition to well-known risks related to fraudulent activity, which take many forms, such as check "kiting" or fraud, wire fraud, and other dishonest acts, information security breaches and cybersecurity-related incidents have become a material risk in the financial services industry. These threats may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, electronic identity theft, "phishing", account takeover, denial or degradation of service attacks, and malware or other cyber-attacks. These electronic viruses or malicious code are typically designed to, among other things:

  •
  Obtain unauthorized access to confidential information belonging to us or our clients and customers;

  •
  Manipulate or destroy data;

  •
  Disrupt, sabotage or degrade service on a financial institution's systems; or

  •
  Steal money.

        In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients or clients and their employees or other third parties, and subjecting those agencies and corporations to potential fraudulent activity and their clients, clients and other third parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients and customers for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

        Unfortunately, it is not always possible to anticipate, detect, or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur because, among other reasons:

  •
  The proliferation of new technologies, and the use of the Internet and telecommunications technologies to conduct financial transactions;

  •
  These threats arise from numerous sources, not all of which are in our control, including among others human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;

  •
  The techniques used in cyberattacks change frequently and may not be recognized until launched or until well after the breach has occurred;

  •
  The increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;

  •
  The vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers or other users of our systems; and

  •
  Our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

        Although to date we have not experienced any losses or other material consequences relating to technology failure, cyber-attacks or other information, we may suffer such losses or other consequences in the future. While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. While we had insurance against losses related to cyber insurance as of the date of this prospectus, we may not be able to insure against losses related to cyber-threats in the future and our insurance may not insure against all possible losses. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

        As is the case with non-electronic fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. A successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers' and/or third parties' computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

  We rely on communications, information, operating and financial control systems technology and related services from third-party service providers and we may suffer an interruption in those systems.

        We also face indirect technology, cyber security and operational risks relating to the third parties with whom we do business or upon whom we rely to facilitate or enable our business activities. In addition to customers and clients, the third parties with whom we interact and upon whom we rely include financial counterparties; financial intermediaries such as clearing agents, exchanges and clearing houses; vendors; regulators; providers of critical infrastructure such as internet access and electrical power, and other parties for whom we process transactions. Each of these third parties faces the risk of cyber-attack, information breach or loss, or technology failure. Any such cyber-attack, information breach or loss, or technology failure of a third party could, among other things, adversely affect our ability to effect transactions, service our clients, manage our exposure to risk or expand our businesses. Additionally, interruptions in service and security breaches could damage our reputation, lead existing clients to terminate their business relationships with us, make it more difficult for us to attract new clients and subject us to additional regulatory scrutiny and possibly financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. We may not be able, however, to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

  Our ability to attract and retain clients and key associates could be adversely affected if our reputation is harmed.

        Our ability to attract and retain clients and key associates could be adversely affected if our reputation is harmed. Any actual or perceived failure to address various issues could cause reputational harm, including a failure to address any of the following types of issues: legal and regulatory requirements; the proper maintenance or protection of the privacy of client and employee financial or other personal information; record keeping deficiencies or errors; money-laundering; and potential conflicts of interest or ethical issues. Moreover, any failure to appropriately address any issues of this nature could give rise to additional regulatory restrictions, and legal risks, which could lead to costly litigation or subject us to enforcement actions, fines, or penalties and cause us to incur related costs and expenses. In addition, our banking, investment advisory and wealth management businesses are dependent on the integrity of our banking personnel and our investment advisory and wealth managers. Lapses in integrity could cause reputational harm to our businesses that could lead to the loss of existing clients and make it more difficult for us to attract new clients and, therefore, could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We may incur significant losses due to ineffective risk management processes and strategies.

        We seek to monitor and control our risk exposures through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational and compliance systems, and internal control and management review processes. However, those systems and review processes and the judgments that accompany their application may not be effective and, as a result, we may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced in recent years, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, we could be subjected to increased regulatory scrutiny and regulatory restrictions could be imposed on our business, including on our potential future business lines, as a result of which our business and operating results could be adversely affected.

  A natural disaster could harm our business.

        Historically, Colorado, Wyoming, Arizona, and especially California, in which a substantial portion of our business is located, have been susceptible to natural disasters, such as earthquakes, floods, mudslides, and wild fires. The nature and level of natural disasters cannot be predicted. These natural disasters could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. Additionally, natural disasters could negatively impact the values of collateral securing our borrowers' loans and interrupt our borrowers' abilities to conduct their business in a manner to support their debt obligations, either of which could result in losses and increased provisions for loan losses for us.

  We are exposed to risk of environmental liabilities with respect to real properties that we may acquire.

        From time to time, in the ordinary course of our business, we acquire, by or in lieu of foreclosure, real properties which collateralize nonperforming loans. As an owner of such properties, we could become subject to environmental liabilities and incur substantial costs for any property damage, personal injury, investigation and clean-up that may be required due to any environmental contamination that may be found to exist at any of those properties, even if we did not engage in the activities that led to such contamination and those activities took place prior to our ownership of the properties. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages for environmental contamination emanating from the site. If we were to become subject to significant environmental liabilities or costs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

  New lines of business or new products and services may subject us to additional risks.

        From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. We may invest significant time and resources in developing and marketing new lines of business or new products and services. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved and price and profitability targets may not prove feasible or may be dependent on identifying and hiring a qualified person to lead the division. In addition, existing management personnel may not have the experience or capacity to provide effective oversight of new lines of business or new products and services.

        External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations, financial condition and prospects.

  We rely on customer and counterparty information, which subjects us to risks if that information is not accurate or is incomplete.

        When deciding whether to extend credit or enter into other transactions with customers or counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We may also rely on representations made by customers and counterparties that the information they provide is accurate and complete. We conduct appropriate due diligence on such customer information and, where practical and economical, we engage valuation and other experts or sources of information to assist with assessing collateral and other customer risks. Our financial results could be adversely affected if the financial statements, collateral value or other financial information provided by customers or counterparties are incorrect.

Risks Related to Our Regulatory Environment

  The financial services industry is highly regulated, and legislative or regulatory actions taken now or in the future may have a significant adverse effect on our operations.

        The financial services industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily to protect clients, depositors, the Federal Deposit Insurance Corporation ("FDIC") deposit insurance fund, and the banking system as a whole, not our shareholders. We are subject to the regulation and supervision of the Federal Reserve, the FDIC and the Colorado Division of Banking ("CDB"). The banking laws, regulations and policies applicable to us govern matters ranging from the maintenance of adequate capital, safety and soundness, mergers and changes in control to the general business operations conducted by us, including permissible types, amounts and terms of loans and investments, the amount of reserves held against deposits, restrictions on dividends, imposition of specific accounting requirements, establishment of new offices and the maximum interest rate that may be charged on loans.

        We are subject to changes in federal and state banking statutes, regulations and governmental policies, or the interpretation or implementation of them, and are subject to changes and increased complexity in regulatory requirements as governments and regulators continue reforms intended to strengthen the stability of the financial system and protect key markets and participants. Any changes in any federal or state banking statute, regulation or governmental policy, including changes which occurred in 2017 and may occur in 2018 and beyond during the current and future administration, could affect us in substantial and unpredictable ways, including ways that may adversely affect our business, results of operations, financial condition or prospects. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. In addition, federal and state banking regulators have broad authority to supervise our banking business and that of our subsidiaries, including the authority to prohibit activities that represent unsafe or unsound banking practices or constitute violations of statute, rule, regulation, or administrative order. Failure to comply with any such laws, regulations or regulatory policies could result in sanctions by regulatory agencies, restrictions on our business activities, civil money penalties or damage to our reputation, all of which could adversely affect our business, results of operations, financial condition or prospects.

  Federal and state banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions which we are, or may become, subject to as a result of such examinations may adversely affect us.

        The Federal Reserve, the FDIC, and the CDB may conduct examinations of our business, including for compliance with applicable laws and regulations. As a result of an examination, regulatory agencies may determine that the financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk, or other aspects of any of our operations are unsatisfactory, or that we or our management are in violation of any law, regulation or guideline in effect from time to time. Regulatory agencies may take a number of different remedial actions, including the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the composition of our concentrations in portfolio or balance sheet assets, to assess civil monetary penalties against officers or directors, to remove officers and directors and, if such conditions cannot be corrected or there is an imminent risk of loss to depositors, the FDIC may terminate our deposit insurance. A regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

  The Dodd-Frank Act may have a material effect on our operations.

        The Dodd-Frank Act imposes significant regulatory and compliance changes on financial institutions and non-bank providers of financial products. The Dodd-Frank Act has had and will continue to have an impact on our business in the following ways:

  •
  Changes to regulatory capital requirements;

  •
  Creation of government regulatory agencies (particularly the Consumer Financial Protection Bureau (the "CFPB"), which develops and enforces rules for bank and non-bank providers of consumer financial products);

  •
  Changes to deposit insurance assessments;

  •
  Regulation of debit interchange fees we earn;

  •
  Changes in retail banking regulations, including potential limitations on certain fees we may charge; and

  •
  Changes in the regulation of consumer mortgage loan origination and risk retention.

        In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies, and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments. Some provisions of the Dodd-Frank Act have not been completely implemented and future implementation is uncertain in light of the transition of power in the United States federal government to the new administration following the 2016 election. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities or otherwise adversely affect our business. Failure to comply with the requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our equity securities.

  As a result of the Dodd-Frank Act and associated rulemaking, we have become subject to more stringent capital requirements.

        On July 2, 2013, the Federal Reserve, and on July 9, 2013, the FDIC and the Office of the Comptroller of the Currency (the "OCC"), adopted a final rule that implements the Basel III changes to the international regulatory capital framework and revises the U.S. risk-based and leverage capital requirements for U.S. banking organizations to strengthen identified areas of weakness in capital rules and to address relevant provisions of the Dodd-Frank Act.

        The final rule established a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The final rule increased capital ratios for all banking organizations and introduced a "capital conservation buffer" which is in addition to each capital ratio. If a banking organization dips into its capital conservation buffer, it may be restricted in its ability to pay dividends and discretionary bonus payments to its executive officers. The final rule assigned a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also required unrealized gains and losses on certain "available-for-sale" securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out is exercised. We exercised this opt-out right in our March 31, 2015 quarterly financial filing. The final rule also included changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes included the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock are required to be deducted from capital, subject to a two-year transition period.

        The final rule became effective for us on January 1, 2015. As of December 31, 2017, we met all of these new requirements, including the full capital conservation buffer.

        Although we currently cannot predict the specific impact and long-term effects that Basel III will have on our Company and the banking industry more generally, the Company will be required to maintain higher regulatory capital levels which could impact our operations, net income and ability to grow. Furthermore, the Company's failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

  New and future rulemaking by the CFPB and other regulators, as well as enforcement of existing consumer protection laws, may have a material and adverse effect on our operations and operating costs.

        The CFPB has the authority to implement and enforce a variety of existing federal consumer protection statutes and to issue new regulations but, with respect to institutions of our size, does not have primary examination and enforcement authority with respect to such laws and regulations. The authority to examine depository institutions with $10.0 billion or less in assets, like us, for compliance with federal consumer laws remains largely with our primary federal regulator, the FDIC. However, the CFPB may participate in examinations of smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. In some cases, regulators such as the Federal Trade Commission and the Department of Justice also retain certain rulemaking or enforcement authority, and we also remain subject to certain state consumer protection laws. As an independent bureau within the Federal Reserve, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has placed significant emphasis on consumer complaint management and has established a public consumer complaint database to encourage consumers to file complaints they may have against financial institutions. We are expected to monitor and respond to these complaints, including those that we deem frivolous, and doing so may require management to reallocate resources away from more profitable endeavors.

  The level of our commercial real estate loan portfolio may subject us to heightened regulatory scrutiny.

        The FDIC and the Federal Reserve have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that is actively involved in commercial real estate lending should perform a risk assessment to identify potential concentrations in commercial real estate lending. A financial institution may have such a concentration if, among other factors: (i) total outstanding loans for construction, land development, and other land represent 100% or more of total risk-based capital ("CRE 1 Concentration"); or (ii) total outstanding loans for construction, land development and other land and loans secured by multifamily and non-owner occupied non-farm, non-residential properties (excluding loans secured by owner-occupied properties) represent 300% or more of total risk-based capital ("CRE 2 Concentration") and the institution's commercial real estate loan portfolio has increased by 50% or more during the prior 36-month period. In such an instance, management should employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. As of December 31, 2017, our CRE 1 Concentration level was 52.1% and our CRE 2 Concentration level was 213.1%. We may, at some point, be considered to have a concentration in the future, or our risk management practices may be found to be deficient, which could result in increased reserves and capital costs as well as potential regulatory enforcement action.

  We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, the CFPB and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Any such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The federal Bank Secrecy Act, Title III of the USA PATRIOT Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of any financial institutions that we may acquire in the future are deemed deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.

  Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

        We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our clients with non-affiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states and foreign countries have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States and other countries are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

        Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

  We can be subject to legal and regulatory proceedings, investigations and inquiries related to conduct risk.

        Such legal and regulatory activities could result in significant penalties and other negative impacts on our businesses and results of operations. At any given time, we can be involved in defending legal and regulatory proceedings and are subject to numerous governmental and regulatory examinations, investigations and other inquiries. The frequency with which such proceedings, investigations and inquiries are initiated have increased over the last few years, and the global judicial, regulatory and political environment generally remains hostile to financial institutions. For example, the U.S. Department of Justice, or the DOJ, conditions the granting of cooperation credit in civil and criminal investigations of corporate wrongdoing on the company involved having provided to investigators all relevant facts relating to the individuals responsible for the alleged misconduct. The complexity of the federal and state regulatory and enforcement regimes in the U.S., means that a single event or issue may give rise to a large number of overlapping investigations and regulatory proceedings, either by multiple federal and state agencies in the U.S. or by multiple regulators and other governmental entities in different jurisdictions. Moreover, U.S. authorities have been increasingly focused on "conduct risk," a term that is used to describe the risks associated with behavior by employees and agents, including third-party vendors, that could harm clients, consumers, investors or the markets, such as failures to safeguard consumers' and investors' personal information, failures to identify and manage conflicts of interest and improperly creating, selling and marketing products and services. In addition to increasing compliance risks, this focus on conduct risk could lead to more regulatory or other enforcement proceedings and litigation, including for practices which historically were acceptable but are now receiving greater scrutiny. Further, while we take numerous steps to prevent and detect conduct by employees and agents that could potentially harm customers, investors or the markets, such behavior may not always be deterred or prevented. Banking regulators have also focused on the overall culture of financial services firms. In addition to regulatory restrictions or structural changes that could result from perceived deficiencies in our culture, such focus could also lead to additional regulatory proceedings.

  FWCM's business is highly regulated, and the regulators have the ability to limit or restrict, and impose fines or other sanctions on, FWCM's business.

        FWCM is registered as an investment adviser with the SEC under the Investment Advisers Act and its business is highly regulated. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. Moreover, the Investment Advisers Act grants broad administrative powers to regulatory agencies such as the SEC to regulate investment advisory businesses. If the SEC or other government agencies believe that FWCM has failed to comply with applicable laws or regulations, these agencies have the power to impose fines, suspensions of individual employees or other sanctions, which could include revocation of FWCM's registration under the Investment Advisers Act. We are also subject to the provisions and regulations of ERISA to the extent that we act as a "fiduciary" under ERISA with respect to certain of our clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. Additionally, like other investment advisory and wealth management companies, FWCM also faces the risks of lawsuits by clients. The outcome of regulatory proceedings and lawsuits is uncertain and difficult to predict. An adverse resolution of any regulatory proceeding or lawsuit against FWCM could result in substantial costs or reputational harm to FWCM and, therefore, could have an adverse effect on the ability of FWCM to retain key relationship and wealth managers, and to retain existing clients or attract new clients, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to an Investment in our Common Stock

  There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

        Our common stock is not currently traded on an established public trading market. As a result, there is no regular market for our common stock. We contemplate that we will list our common stock on the Nasdaq Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

  The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

        The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

  •
  Actual or anticipated fluctuations in our operating results, financial condition or asset quality;

  •
  Changes in economic or business conditions;

  •
  The effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

  •
  Publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

  •
  Operating and stock price performance of companies that investors deemed comparable to us;

  •
  Additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

  •
  Additions or departures of key personnel;

  •
  Perceptions in the marketplace regarding our competitors or us;

  •
  Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

  •
  Other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

  •
  Other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

        The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

  The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

        Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our articles of incorporation authorize us to issue up to 90 million shares of our common stock,            of which will be outstanding following the completion of this offering (or             shares if the underwriters exercise in full their option to purchase additional shares). All of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased by our "affiliates" (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under "Shares Eligible for Future Sale." The remaining            outstanding shares of our common stock will be deemed to be "restricted securities" as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. We also intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our equity incentive plans. We may issue all of these shares without any additional action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

        Further, in connection with this offering, we, our directors and our executive officers have agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.

        In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

  The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

        As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. We expect to incur substantial costs related to operating as a public company, and these costs may be higher when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the Nasdaq Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the Nasdaq Global Select Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

  We had a material weakness in internal control over financial reporting relating to the accounting treatment of a non-recurring asset acquisition treated as a business combination in 2017. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, which could require us to restate financial statements, impair investor confidence in our reported financial information and have a negative effect on the trading price of our common stock.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. For the year ended December 31, 2017, in connection with the preparation of year-end financial statements, a material weakness was identified in our internal control design over financial reporting for a business combination transaction related to our asset acquisition with EMC. The control designed to evaluate the accounting for the business combination during 2017 did not operate at a precise level to timely prevent and detect a misstatement prior to submission to the independent auditor.

        To address this material weakness, we designed and implemented controls to review the data inputs, expanded research inclusive of the relevant GAAP as well as industry technical guidance and documentation, models, valuations and other processes related to significant and unusual transactions, including business combinations. We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. We have also hired additional accounting personnel in anticipation of our transition from a private company to a public company. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports, impair our access to the capital markets, cause the price of our common stock to decline and subject us to regulatory penalties.

  Investors in this offering will experience immediate and substantial dilution.

        The initial public offering price is substantially higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. The dilution to new investors as a result of this offering is $            per share, based on the initial public offering price of $            per share, and our pro forma tangible book value of $            per share as of December 31, 2017. Further, this initial public offering may trigger certain rights held by shareholders who have Make Whole Rights, as discussed in "Certain Relationships and Related Persons Transactions—Make Whole Rights." These Make Whole Rights will result in the issuance of up to 95,356 additional shares of common stock, which will have an immediately dilutive effect on the shares issued in this offering. Accordingly, if we were liquidated at our pro forma tangible book value, you would not receive the full amount of your investment. See "Dilution."

  Securities analysts may not initiate or continue coverage on us.

        The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

  Our management and board of directors have significant control over our business.

        As of December 31, 2017, our directors and executive officers beneficially owned an aggregate of 1,791,745 shares, or 29.8% of our issued and outstanding shares of common stock. Following the completion of this offering, our directors and executive officers will beneficially own approximately        % of our outstanding common stock as a group (or        % if the underwriters exercise in full their option to purchase additional shares), including shares of restricted stock granted in connection with this offering, but excluding any shares that may be purchased in this offering by our directors and executive officers through the directed share program described in "Underwriting—Directed Share Program." Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

  We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

        We intend to use the net proceeds to us from this offering to further implement our expansion strategy, fund organic growth in our banking markets, to redeem our preferred stock, repay our subordinated notes due 2020 and for general corporate purposes, which may include paying off other debt. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. Likewise, although we regularly consider establishing private trust bank office locations and organic growth initiatives within our current and potential new markets, we do not have any immediate plans, arrangements or understandings relating to the establishment of any office locations or any other organic growth initiatives outside of the ordinary course of business.

  We may not be able to redeem our preferred stock.

        Subject to consultation with, and approval from, our banking regulators, we currently intend to repurchase the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (referred to as "Series A preferred stock"), Fixed Rate Cumulative Perpetual Preferred Stock, Series B (referred to as "Series B preferred stock"), Fixed Rate Cumulative Perpetual Preferred Stock, Series C (referred to as "Series C preferred stock") and Noncumulative Perpetual Convertible Preferred Stock, Series D (referred to as "Series D preferred stock") following this offering. However, we may not be able to, or may not decide to, consummate the redemption of the preferred stock for any number of reasons, including, but not limited to failure to obtain approval or change in business circumstances. Until such time as the preferred stock are repurchased, the Company will remain subject to the terms and conditions of the respective certificates of designations governing those series, which, among other things, limit the Company's ability to pay dividends on common stock, repurchase or redeem common stock, and the preferred have priority in liquidation before our common stock.

  The holders of our preferred stock will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

        As of December 31, 2017, we had outstanding: (i) 8,559 shares of Series A preferred stock that were issued February 6, 2009; (ii) 428 shares of Series B preferred stock that were issued February 6, 2009; (iii) 11,881 shares of Series C preferred stock were issued December 11, 2009; and (iv) 41,000 shares of Series D preferred stock that were issued in July and August 2012. These shares have rights that are senior to our common stock. As a result, we must make dividend payments on these series of preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the series of preferred stock must be satisfied in full before any distributions can be made to the holders of our common stock. Furthermore, our board of directors, in its sole discretion, has the authority to designate and issue one or more series of preferred stock from our authorized and unissued preferred stock, which may have preferences with respect to common stock in dissolution, dividends, liquidation or otherwise. Future issuances of equity securities may negatively affect the market price of our common stock.

  We may issue new debt securities, which would be senior to our common stock and may cause the market price of our common stock to decline.

        We have issued $6.6 million aggregate principal amount of subordinated notes due 2026 and $6.8 million aggregate principal amount of subordinated notes due 2020. In the future, we may increase our capital resources by making additional offerings of debt or equity securities, which may include senior or additional subordinated notes, classes of preferred shares or common shares. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred shares and debt, if issued, have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may also cause prevailing market prices for the series of preferred stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. Further issuances of our common stock could be dilutive to holders of our common stock.

  Our common stock constitutes equity and is subordinate to our existing and future indebtedness and our series of preferred stock, and is effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

        Shares of our common stock represent equity interests in the Company and do not constitute indebtedness. Accordingly, the shares of our common stock rank junior to all of our indebtedness and to other non-equity claims on the Company with respect to assets available to satisfy such claims. Additionally, dividends to holders of the Company's common stock are subject to the prior dividend and liquidation rights of the holders of the Company's series of preferred stock and any additional preferred stock we may issue. The Series A, B, and C preferred stock, collectively have an aggregate liquidation preference of $20.9 million, plus any accrued and unpaid dividends, and the Series D preferred stock has an aggregate liquidation preference of $4.1 million.

        The Company's right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary's liquidation or otherwise, and thus the ability of the Company's common shareholders to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary. As a result, holders of the Company's common stock will be effectively subordinated to all existing and future liabilities and obligations of its subsidiaries, including claims of depositors.

  We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        Our articles of incorporation authorize us to issue up to 10 million shares of one or more series of preferred stock. Our board of directors have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

  The preferred stock that we have issued impacts net income available to our common shareholders and our earnings per share.

        As long as the series of preferred stock are outstanding, no dividends may be paid on our common stock unless all dividends on the preferred stock have been paid in full. The dividends declared on the preferred stock, whether we are able to pay such dividends or not, along with the accretion of the discount upon issuance, will reduce the net income available to common shareholders and our earnings per share of common stock. Holders of the preferred stock have rights that are senior to those of the holders of our common stock.

  We are dependent upon the Bank for cash flow, and the Bank's ability to make cash distributions is restricted.

        Our primary tangible asset is the stock of the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank's common stock) that we use to pay our operating expenses, satisfy our obligations (including our preferred dividends, subordinated debentures, notes, and our other debt obligations) and to pay dividends on our common stock. Federal statutes, regulations and policies restrict the Bank's ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. In addition, there are certain restrictions imposed by federal banking laws, regulations and authorities on the payment of dividends by us and by the Bank. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations or pay dividends on our common stock. Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

        We are a separate and distinct legal entity from the Bank. We receive substantially all of our revenue from dividends paid to us by the Bank, which we use as the principal source of funds to pay our expenses and to pay dividends to our shareholders, if any. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay us. If the Bank does not receive regulatory approval or does not maintain a level of capital sufficient to permit it to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition or results of operations could be materially and adversely impacted.

        As a bank holding company, we are subject to regulation by the Federal Reserve. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debentures underlying our trust preferred securities and our other debt obligations. If required payments on our outstanding junior subordinated debentures, held by our unconsolidated subsidiary trusts, or our other debt obligations, are not made or are deferred, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

  Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

        Our articles of incorporation and our bylaws (each as amended and restated and in effect prior to the completion of this offering) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our incumbent board of directors or management. Our governing documents include provisions that:

  •
  Empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

  •
  Provide that directors may only be removed from office for cause;

  •
  Eliminate cumulative voting in elections of directors;

  •
  Permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

  •
  Prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

  •
  Require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and

  •
  Enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

        Banking laws also impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

        Furthermore, our bylaws provide that the state or federal courts located in Denver County, Colorado, the county in which the city of Denver is located, will be the exclusive forum for: (i) any actual or purported derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (iii) any action asserting a claim against us or our directors or officers arising pursuant to the Colorado Business Corporations Act, our articles of incorporation, or our bylaws; or (iv) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our bylaws related to choice of forum. The choice of forum provision in our bylaws may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results and financial condition.

  An investment in our common stock is not an insured deposit and is subject to risk of loss.

        Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

  •
  Geographic concentration in Colorado, Arizona, Wyoming and California;

  •
  Changes in the economy affecting real estate values and liquidity;

  •
  Our ability to continue to originate residential real estate loans and sell such loans;

  •
  Risks specific to commercial loans and borrowers;

  •
  Claims and litigation pertaining to our fiduciary responsibilities;

  •
  Competition for investment managers and professionals;

  •
  Fluctuation in the value of our investment securities;

  •
  The soundness of certain securities brokerage firms;

  •
  The terminable nature of our investment management contracts;

  •
  Changes to, the level or type of investment activity by our clients;

  •
  Investment performance, in either relative or absolute terms;

  •
  Changes in interest rates;

  •
  The adequacy of our allowance for credit losses;

  •
  Weak economic conditions and global trade;

  •
  Legislative changes or the adoption of tax reform policies;

  •
  External business disruptors in the financial services industry;

  •
  Liquidity risks;

  •
  Our ability to maintain a strong core deposit base or other low-cost funding sources;

  •
  Continued positive interaction with and financial health of our referral sources;

  •
  Retaining our of our largest trust clients;

  •
  Our ability to achieve our strategic objectives;

  •
  Competition from other banks, financial institutions and wealth and investment management firms;

  •
  Our ability to implement our internal growth strategy;

  •
  Our ability to manage the risks associated with our anticipated growth;

  •
  The acquisition of other banks and financial services companies;

  •
  Integration risks and other unknown risks;

  •
  The accuracy of estimates and assumptions;

  •
  Our ability to protect against and manage fraudulent activity, breaches of our information security, and cyber-security attacks;

  •
  Our reliance on communications, information, operating and financial control systems technology and related services from third-party service providers;

  •
  Technological change;

  •
  Our ability to attract and retain clients and key associates;

  •
  Natural disasters;

  •
  Environmental liabilities;

  •
  New lines of business or new products and services;

  •
  The accuracy of information from customers and counterparties;

  •
  Regulation of the financial services industry;

  •
  Compliance with laws and regulations, supervisory actions, the Dodd-Frank Act, capital requirements; the Bank Secrecy Act, anti-money laundering laws, and other statutes and regulations;

  •
  Regulatory scrutiny related to our commercial real estate loan portfolio;

  •
  Compliance with future and existing laws designed to protect consumers;

  •
  The enactment of regulations relating to privacy, information security and data protection;

  •
  Legal and regulatory proceedings, investigations and inquiries, fines and sanctions;

  •
  The development of an active, liquid market for our common stock;

  •
  Fluctuations in the market price of our common stock;

  •
  Actual or anticipated issuances or sales of our common stock in the future;

  •
  Our ability to manage the obligations and costs associated with being a public company;

  •
  Material weaknesses in our internal control over financial reporting;

  •
  The initiation and continuation of securities analysts coverage of the Company;

  •
  Our management and board of directors have significant control over our business;

  •
  The use of the net proceeds to us from this offering;

  •
  Our ability to redeem our preferred stock;

  •
  The priority our preferred stock relative to our common stock;

  •
  Future issuances of debt securities;

  •
  Our ability to manage our existing and future indebtedness;

  •
  Future issuances of preferred stock and its impact on our common stock;

  •
  Available cash flows from the Bank; and

  •
  Other factors that are discussed in the section entitled "Risk Factors," beginning on page 24.

        The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        Assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and commissions but before payment of estimated offering expenses payable by us, will be approximately $            million, or approximately $            million if the underwriters exercise their option in full to purchase additional shares from us.

        Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $            million, or approximately $            million if the underwriters exercise their option in full to purchase additional shares from us in each case, assuming the number of shares set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions but before payment of estimated offering expenses payable by us.

        We intend to use approximately $25.0 million of the net proceeds from this offering to redeem all of the outstanding shares of our preferred stock, which consists of 8,559 shares of Series A preferred stock, 428 shares of Series B preferred stock, 11,881 shares of Series C preferred stock, and 41,000 shares of Series D preferred stock, and approximately $6.8 million of the net proceeds from this offering to redeem all of our subordinated notes due 2020. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of our preferred stock and all of our subordinated notes due 2020 as promptly as practicable following the completion of this offering, the redemption of such securities is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such securities, if at all.

        We currently pay cumulative cash dividends at a rate per annum of 9.0% per share on our Series A preferred stock, Series B preferred stock and Series C preferred stock. Similarly, we pay non-cumulative cash dividends at a rate per annum of 9.0% on our Series D preferred stock. For a further description of our preferred stock, see "Description of Capital Stock—Preferred Stock—Capital Purchase Program Preferred Stock" and "Description of Capital Stock—Preferred Stock—Series D Preferred Stock."

        The subordinated notes due 2020 bear interest at a fixed rate of 8.0% per annum and mature in July 2020. For a further description of our subordinated notes due 2020, see "Description of Certain Indebtedness—Subordinated Notes due 2020."

        We intend to use the remaining net proceeds from this offering (which will be approximately $             million) to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital and potential future acquisition opportunities. From time to time, we evaluate and conduct due diligence with respect to potential acquisitions, although we do not have any definitive agreements in place to make any such acquisitions at this time. Our management will retain broad discretion to allocate the net proceeds of this offering and we may elect to contribute a portion of the net proceeds to the Bank as regulatory capital. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

        We will not receive any proceeds from the sale of common stock by the selling shareholders.

 DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our board of directors deems relevant. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

        As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See "Supervision and Regulation—Regulation of the Company—Dividends." In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See "Supervision and Regulation—Regulation of the Bank—Dividends." The present and future dividend policy of the Bank is subject to the discretion of the board of directors. The Bank is not obligated to pay us dividends.

        As a Colorado corporation, we are subject to certain restrictions on distributions under the Colorado Business Corporation Act. Generally, a Colorado corporation may not make a distribution to its shareholders if, after giving the distribution effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        In addition, so long as any share of Series A preferred stock, Series B preferred stock, Series C preferred stock or Series D preferred stock remains outstanding, we generally may not declare or pay any dividend or distribution on our common stock, and we generally may not directly or indirectly, purchase, redeem or otherwise acquire for consideration any shares of common stock unless all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock have been or are contemporaneously declared and paid in full.

        We are also subject to certain restrictions on our right to pay dividends to our shareholders under the terms of our credit agreement with BMO Harris Bank, N.A.

 CAPITALIZATION

        The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2017 on:

  •
  An actual basis;

  •
  A pro forma basis to give effect to the issuance of 67,242 shares of our common stock between January 1, 2018 and February 9, 2018 in a private placement, for aggregate proceeds of $1.9 million; and

  •
  A pro forma as adjusted basis after giving effect to (i) the pro forma adjustments set forth above, and (ii) the issuance and sale by us of            shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of common stock) and the receipt of the net proceeds from the sale of these shares at the initial public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and commissions but before payment of estimated offering expenses payable by us.

        This table should be read in conjunction with, and is qualified in its entirety by reference to, "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Description of Capital Stock,"

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2017
(Dollars in thousands, except share and per share information)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Long-term Indebtedness:
Federal Home Loan Bank Topeka borrowings	$28,563	$28,563		$28,563
Subordinated Notes due 2020	6,560	6,560		—
Subordinated Notes due 2026	6,875	6,875		6,875
Shareholders' Equity:
Preferred stock—no par value; 1,000,000 shares authorized; 20,868 issued and outstanding (actual and pro forma) and no shares issued and outstanding (pro forma as adjusted); liquidation preference: $20,868	$—	$—		$—
Convertible preferred stock—no par value; 150,000 shares authorized; 41,000 shares issued and outstanding (actual and pro forma) and no shares issued and outstanding (pro forma as adjusted); liquidation preference: $4,100	—	—		—
Common Stock—no par value; 10,000,000 shares authorized; 5,833,456 shares issued and outstanding (actual); 5,900,698 shares issued and outstanding (pro forma), and shares issued and outstanding (pro forma as adjusted)(1)	—	—		—
Additional paid-in capital	130,070	131,986
Accumulated deficit	(27,296)	(27,296)
Accumulated other comprehensive loss	(928)	(928)		(928)

Total shareholders' equity	$101,846	$103,762	$

Total capitalization	$143,844	$145,760	$

Capital Ratios:
Total shareholders' equity to total assets	10.50%	10.68%
Tangible common equity ratio(2)	5.39%	5.58%
CET 1	6.56%	6.80%
Tier 1 leverage ratio	7.41%	7.61%
Tier 1 risk based capital ratio	8.79%	9.03%
Total risk based capital ratio	11.70%	11.93%

(1)
References in this section to the number of shares of our common stock outstanding after this offering are based on shares of our common stock issued and outstanding as of December 31, 2017. Unless otherwise noted, these references exclude any shares reserved for issuance under our equity compensation plans, any shares of common stock issuable upon the conversion of our Series D preferred stock and any shares of common stock issuable pursuant to the Make Whole Rights.

(2)
The tangible common equity ratio is a non-GAAP financial measure. We calculate the tangible common equity ratio as tangible common equity divided by total assets less goodwill and other intangible assets, net. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

        Each $1.00 increase or (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or (decrease), respectively, the amount of cash and cash equivalents, total shareholders' equity and total capitalization by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts but before payment of estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our total shareholders' equity, less intangible assets, divided by the number of our common shares outstanding. As of December 31, 2017, the tangible common book value of our common stock was $50.8 million, or $8.71 per share.

        After giving effect to our sale of            shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $          per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses payable by us, the pro forma net tangible book value of our common stock at December 31, 2017 would have been approximately $          million, or $          per share. Therefore, this offering will result in an immediate increase of $          in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $           in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately        % of the assumed initial public offering price of $          per share. Sales of shares by our selling shareholders in this offering do not affect our net tangible book value.

        The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share			$
Tangible book value per common share at December 31, 2017		$8.71
Increase in tangible book value per common share attributable to new investors purchasing shares in this offering	$

Pro forma tangible book value per common share upon completion of this offering			$

Dilution per share to new investors from offering			$

        A $1.00 increase (decrease) in the assumed public offering price of $          per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our tangible book value by $          million, or $          per share, and the dilution to new investors by $          per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares from us in full, the pro forma tangible book value after giving effect to this offering would be $           per share. This represents an increase in tangible book value of $          per share to existing shareholders and dilution of $          per share to new investors.

        The following table summarizes, as of December 31, 2017, the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis after giving effect to the sale of the            shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of $          per share, the midpoint of the price range on

the cover page of this prospectus, after deducting the underwriting discounts and commissions and offering expenses payable by us.

Shares Purchased/ Issued
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in millions)
Shareholders as of December 31, 2017			%	$		%	$
New investors in this offering			%	$		%	$

Total		100%		$	100%		$

        Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to        , or approximately        % of the total shares of our common stock outstanding after this offering, and will result in new investors holding        shares, or approximately        % of the total shares of our common stock after this offering.

        In addition, if the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to         % of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to          shares, or        % of the total number of shares of common stock to be outstanding upon the completion of this offering.

        The number of shares of our common stock to be outstanding after this offering is based on 5,833,456 shares of common stock outstanding as of December 31, 2017, and excludes (i) 592,714 shares of our common stock issuable upon the exercise of stock options outstanding under our 2008 Plan, (ii) 179,990 shares subject to restricted stock units with time-based vesting under our 2016 Plan, (iii) 20,840 shares (which could increase to 36,021 shares if targeted financial metrics are exceeded) subject to performance stock units with vesting conditions based on the financial performance of the Company and time-based vesting under our 2016 Plan, (iv) 21,467 shares subject to performance stock units with vesting conditions based on the performance of the Company's common stock following an initial public offering and time-based vesting under our 2016 Plan, and (v) up to 95,356 shares issuable pursuant to the Make Whole Rights described in "Certain Relationships and Related Persons Transactions—Make Whole Rights," in each case as of December 31, 2017. To the extent that the outstanding but unexercised options under our equity compensation plans are exercised or other equity awards are issued under our equity compensation plans, investors participating in this offering will experience further dilution. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

 PRICE RANGE OF OUR COMMON STOCK

        Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of December 31, 2017, there were 348 holders of record of our common stock.

        We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See "Underwriting" for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

 BUSINESS

Our Company

        We are a financial holding company headquartered in Denver, Colorado. We provide a fully integrated suite of wealth management services on our private trust bank platform, which includes a comprehensive selection of deposit, loan, trust, wealth planning and investment management products and services. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. As of December 31, 2017, we provided fiduciary and advisory services on $5.4 billion of AUM, and had total assets of $969.7 million, total loans of $813.7 million, total deposits of $816.1 million and total shareholders' equity of $101.8 million.

        Our mission is to be the best private bank for the Western wealth management client. We believe that the "Western wealth management client" shares our entrepreneurial spirit and values our sophisticated, high-touch wealth management services that are tailored to meet their specific needs. Our target clients include successful entrepreneurs, professionals and other high net worth individuals or families, along with their businesses and philanthropic organizations. We offer our services through a branded network of boutique private trust bank offices, which we believe are strategically located in affluent and high-growth markets in thirteen locations across Colorado, Arizona, Wyoming and California.

        We generate a significant portion of our revenues from non-interest income, which we produce primarily from our trust, investment management and other advisory services as well as through the origination and sale of mortgage loans. The balance of our revenue we generate from net interest income, which we derive from our traditional banking products and services. For the year ended December 31, 2017, non-interest income was $27.7 million, or 50.1% of gross revenue (which is our total income before non-interest expense, less gains on securities sold, plus provision for credit losses), and net interest income was $27.6 million, or 49.9% of gross revenue, as indicated in the diagram below.

        We believe that we have developed a unique approach to private banking to best serve our Western wealth management clients primarily as a result of the combination of the following factors:

  •
  Offering sophisticated wealth management products and services, including traditional banking as well as trust, wealth planning, investment management and other related services often provided by larger financial institutions with the high-touch and personalized experience that is typically associated with community and trust banks;

  •
  Delivering services through our strategically located private trust bank offices, which we refer to internally as "profit centers"; and

  •
  Using our relationship-based team approach, to become a "trusted advisor" to our clients by understanding their investment management, ultimate goals and banking needs and tailoring our products and services to meet those needs.

Our History and Growth

        We were founded in 2002 by our Chairman, Chief Executive Officer and President, Scott C. Wylie, and a group of local business leaders with the vision of building the best private bank for the Western wealth management client. Since opening our first profit center in Denver, Colorado in 2004, we have grown organically primarily by establishing thirteen offices, attracting new clients and expanding our relationships with existing clients, as well as through a series of ten strategic acquisitions of various trust, registered investment advisory and other financial services firms. The following timeline illustrates how we developed our current footprint through de novo office openings and acquisitions since opening our first profit center in 2004.

Office Openings

        Historically, we have used two primary models to expand our footprint and open new offices. We have been successful starting de novo profit centers. In markets where we have identified well-respected RIAs, we seek to acquire the RIA and augment the RIA's existing services with our wealth management private trust bank platform. Examples of each expansion model are described below:

  •
  De Novo Profit Centers—In our Aspen, Colorado profit center, we hired local banking professionals to lead our de novo expansion into that market. Since its inception in October 2015, our Aspen profit center has increased gross loans, total deposits and AUM to $46.2 million, $26.4 million and $42.5 million, respectively, at December 31, 2017. In our Jackson Hole, Wyoming profit center, we hired local investment management leaders and added our fully integrated suite of wealth management services on our private trust bank platform. Since we hired such team in January 2014, the Jackson Hole profit center has increased gross loans, total deposits and AUM to $27.7 million,

    $38.2 million and $259.2 million, respectively, at December 31, 2017. We believe the investments we have made in our two latest, less mature profit centers in Jackson Hole, Wyoming and Aspen, Colorado provide the foundation for future organic growth and high contribution margins consistent with our more mature profit centers.

  •
  RIA Acquisition—We acquired an existing RIA and trust company to open our Fort Collins profit center. Our Fort Collins profit center has increased gross loans from $22.5 million at December 31, 2005 to $69.6 million at December 31, 2017, representing a CAGR of 9.9%, and increased total deposits from $7.7 million at December 31, 2005 to $109.2 million at December 31, 2017, representing a CAGR of 24.8%. This loan and deposit growth complements such profit center's increase in trust and investment management fees from $1.1 million for the year ended December 31, 2005 to $4.1 million for the year ended December 31, 2017, representing a CAGR of 11.7%.

Balance Sheet Growth

        Since opening our first profit center in 2004, we have also experienced growth in gross loans, total deposits and AUM throughout various economic cycles. From 2004 to 2008, which we refer to as our "Growth & Expansion" period in the chart below, we experienced significant growth in our gross loans, total deposits and assets under management primarily through the opening of eight de novo profit centers and organic growth, enhanced with eight acquisitions.

        From 2009 to 2013, which we refer to as our "Conservative Growth" period in the chart below due to difficult economic and industry conditions prevalent at such time, growth in gross loans, total deposits and assets under management was limited as we focused our efforts on integrating prior acquisitions, opening four new profit centers and improving our asset quality. During this time, we strengthened our regulatory capital position through a number of preferred stock and subordinated debt offerings, which limited dilution to our common shareholders.

        From 2013 to December 31, 2017, which we refer to as our "Capital Constrained Growth" period in the chart below, we have strategically focused our efforts on building our team, distribution channels and products for improved growth and earnings, while managing our balance sheet to stay below $1.0 billion in assets in order to retain the benefits available to us under the Small Bank Holding Company Policy Statement of the Board of Governors of the Federal Reserve System (referred to as the "Federal Reserve"), including not being subject to consolidated capital ratio requirements under Basel III.

        Since December 31, 2013, we have increased gross loans from $484.7 million at December 31, 2013 to $813.7 million at December 31, 2017, representing a CAGR of 13.8%, and increased total deposits from $561.2 million at December 31, 2013 to $816.1 million at December 31, 2017, representing a CAGR of 9.8%.

Loans ($ millions)	Total Deposits ($ millions)

Revenue, Expense & Pre-Tax, Pre-Provision Income Growth

        Since December 31, 2013, we have increased gross revenues from $43.7 million for the year ended December 31, 2013 to $55.2 million for the year ended December 31, 2017, representing a CAGR of 6.0%, while total expenses increased from $41.4 million for the year ended December 31, 2013 to $49.5 million for the year ended December 31, 2017, representing a CAGR of 4.6%. This 130% operating leverage (which we calculate as the ratio of gross revenue CAGR to total expenses CAGR) has resulted in improved pre-tax, pre-provision income, which increased 6.5 times over the same time period. We believe that while the higher fixed costs of our product groups have limited our earnings, we have demonstrated significant operating leverage by growing pre-tax, pre-provision income at a faster rate than expenses. Pre-tax, pre-provision income is a non-GAAP measure, the nearest GAAP measure is net income, which was $2.0 million for the year ended December 31, 2017. See "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures." Pre-tax, pre-provision income increased from $0.9 million for the year ended December 31, 2013 to $5.8 million for the year ended December 31, 2017, as indicated in the charts below. In addition, we have increased our quarterly pre-tax, pre-provision income from $1.0 million and $0.9 million in the three months ended March 31, 2017 and June 30, 2017 to $2.3 million and $1.6 million in the three months ended September 30, 2017 and December 31, 2017.

Pre-Tax, Pre-Provision Income ($ millions)	Pre-Tax, Pre-Provision Income ($ millions)

Our Market Opportunity

        Our strategic market area is defined by metropolitan areas in the Western United States having strong long-term economic growth prospects, a significant wealth demographic measured by growth in high net worth households, a dynamic commercial business landscape and the ability to sustain one or more of our profit centers. We target households with more than $1.0 million in liquid net worth and their related businesses and philanthropic interests. We believe that the complex and diverse financial needs of this market segment presents an opportunity to serve a broad array of client needs efficiently and cost effectively.

        Our current operating markets have a high concentration of our targeted client segment and are expected to experience high growth, providing opportunity for continued future organic growth through demographic and market share growth.

						Market Demographics†
								$200,000+ Household Income Population
						Total Population
		Deposit Market Share*
							Proj. '18 - '23 Population Change (%)		Proj. '18 - '23 Population Change (%)
MSA	State	Number of Profit Centers	Deposits in Market ($000)	Market Share (%)	Market Rank	2018 Population (actual)		2018 Population (actual)
Denver-Aurora-Lakewood	CO	3	354,633	0.4%	21	2,933,089	7.7%	10.2%	41.9%
Fort Collins	CO	1	135,702	1.8%	13	350,005	8.1%	8.1%	51.6%
Phoenix-Mesa-Scottsdale	AZ	2	131,806	0.1%	36	4,789,980	7.2%	6.5%	36.8%
Boulder	CO	1	95,763	1.0%	16	329,524	6.8%	13.8%	30.3%
Jackson	WY/ID	1	20,983	1.0%	9	34,916	5.8%	10.4%	18.2%
Glenwood Springs	CO	1	31,248	1.2%	10	77,708	4.7%	7.6%	24.9%
United States of America						323,533,070	3.5%	7.4%	32.1%

Source: SNL Financial

*
Data as of June 30, 2017

†
Data as of January 1, 2018

        We seek to expand our presence in our existing markets as well as other Western markets with similar demographic profiles. With improved access to capital as a result of our initial public offering, we expect to proactively evaluate opportunities to accelerate our organic growth and acquire banks, investment management firms and related businesses, while also seeking to hire talented personnel. We believe consolidation in the financial services industry along with the industry's movement towards automated and impersonal client service further presents a unique and significant opportunity for our Company. Our business model differentiates us from the industry, which we expect will enable us to increase our market share in existing markets and, on a strategic and opportunistic basis, expand our geographic footprint into new markets in the Western United States that share similar characteristics to our current markets.

Our Competitive Strengths

        We believe that the following strengths differentiate us and will help us to achieve our principal financial objectives of increased shareholder value and generation of earnings:

  •
  Scalable Platform with Capacity to Support Our Growth.  Through significant investments in technology, staff, processes and procedures, we have built a scalable corporate infrastructure, which we believe will support our continued growth. In particular, our product group specialists, as well as other support and administrative functions, are provided to our profit centers from a central location, which provides operating leverage and allows us to deliver specialized expertise to our Western wealth management clients. By leveraging our central teams across a growing base of profit centers, we intend to continue to take advantage of our existing operating leverage, which we expect will continue to enhance our earnings growth.

  •
  Diversified, Stable and Growing Revenue.  A significant portion of our revenue is fee-based, much of which is recurring from our trust and investment management services. Our revenue mix is diversified and balanced, which we believe differentiates us from our peers and provides us with a platform for earnings growth and stability through various economic and interest rate cycles. Additionally, since 2015 we have significantly grown our residential mortgage loan origination business with the objective of adding another client service as well as a new client acquisition channel, which also provides another source of non-interest income sources.

  •
  Experienced Management Team with a Proven Track Record.  Our management team has deep relationships in the communities that we serve and proven track records of successfully growing institutions. We have assembled a management team composed of individuals with significant banking and investment advisory experience as well as diverse backgrounds in other related industries. We believe that we have developed an entrepreneurial culture that is intensely focused on our clients and on executing our strategy.

  •
  Strong Asset Quality.  Sound asset quality and robust credit underwriting are integral to our strategy and culture. We place a considerable emphasis on effective risk management and preserving sound credit underwriting standards as we grow our loan portfolio. Our high net worth clients are typically well diversified and we normally require collateral, three sources of repayment and a guarantor. As a result, we believe we are less susceptible to credit losses and have historically had excellent credit quality. Our nonperforming assets to total assets ratio was 0.7% as of December 31, 2016 and 0.5% as of December 31, 2017.

  •
  Expansion Focus.  We have demonstrated the ability to enter new markets either by acquiring a local firm or by entering the market de novo. Having added several successful de novo profit centers and having also completed ten acquisitions since 2004, we believe we have the team and expertise to identify and successfully execute organic expansion opportunities as well as acquisitions that will enhance shareholder value.

  •
  Strong and Trusted Fiduciary-Based Relationships.  We maintain a client centric, "trusted advisor" approach that allows us to develop strong, trusted team-based relationships with our clients. While individual relationship managers at our competitors often control the client relationship, at First Western, each client has a team of professionals who deliver our multi-disciplinary expertise to address such client's financial needs. Our client relationships frequently include in-depth proprietary ConnectView® financial plans and sophisticated, institutional quality investment management that is driven by comprehensive investment policy statements and access to industry-leading money managers. These characteristics provide a level of financial strength, product depth, integrated team delivery, corporate governance, and oversight not typically found in boutique wealth advisory firms.

  •
  Distinctive Western-Based Approach.  As one of the first Western-based private banks, we are uniquely equipped to understand the needs and goals of the financially savvy, first- and second-generation wealth creators that have come to symbolize the dynamic economies of the Western United States. We understand the Western wealth management client is distinctive and the connection that first- and second-generation wealth creators have with their wealth is unique from that of generational wealth inheritors. We recognize the hands-on analytical approach that many Western wealth management clients appreciate and our entrepreneurial spirit that our teams share with our clients helps us better manage our client relationships.

Our Business Strategy

        We believe we have built a premier private trust bank in the Western United States that is focused on providing the best financial solutions to our clients. We are service-driven, solution-oriented and relationship-based. We intend to accomplish this by continuing to execute on the following strategies:

  •
  Building Out Existing Markets.  Once we have established a presence in a particular geographic market that contains attractive high net worth household demographics, we then look to establish additional locations that are closely situated to sub-concentrations of affluent households and/or commercial activity (a "hub and spoke" market build-out, as we have commenced in Denver and Phoenix). We also seek to employ highly capable associates with local market experience and relationships.

  •
  Deepening Existing Client Relationships.  We deliver our services though our local boutique private trust bank offices. This allows us to use multi-discipline sales and client service teams, in market, to ensure we are meeting our client's comprehensive set of needs. These teams take the time to understand the complexities of our clients' financial world through wealth planning solutions and create the financial plan that helps them reach their goals. This profit center-based service model is a critical component of our future growth as we continue to develop our understanding of our clients' evolving needs we can deepen, broaden and grow our existing relationships.

  •
  Generating Referrals for New Client Relationships.  We believe we have demonstrated a successful sales and marketing capability, built around the personal and professional networks and centers of influence of our local profit center leadership. Our existing client base also provides a significant amount of new clients through referrals. In surveys, our clients generally rate us very favorably overall in areas of professionalism, reliability, service-orientation, and trust. We also recently added wealth advisors to several of our profit centers as commissioned sales associates to enhance our acquisition of new clients.

  •
  Developing Client Relationships through our Product Groups.  Each profit center is designed to feel like a boutique private trust bank office and is staffed with business development and client service personnel. The profit centers work closely with our central product groups to customize our services to each client's specific situation, without sacrificing the flexibility, expertise and authority to quickly meet complex client needs. Our central product groups are designed to support a significantly larger client and AUM base, providing an opportunity for significant operating leverage as we open additional profit centers. We have sales and service specialists in our product groups, such as Retirement Services and Mortgage Services, who are able to build relationships within their area of expertise and provide expertise and high quality service that creates an opportunity for a broader relationship across our suite of products and services.

  •
  Expanding to New Markets.  We believe that our profit centers are profitable and stable businesses when mature. We also believe that our product group and support center teams have a high degree of operating leverage (i.e., we believe that increasing the number of profit centers would not require a proportionate increase in our product group or support center expenses). Therefore, a key strategy of ours is to add incremental profit centers and grow them to maturity. The trends in the financial services industry that make our business model successful in our existing geographic markets also exist in other locations in the Western United States. Our analysis indicates that there are hundreds of markets and submarkets in the Western United States that could support our profit centers and fit our target demographics. As such, we will continue to explore new Western United States markets with favorable high net worth demographics and competitive marketplaces.

  •
  Growing our Core Deposit Franchise.  The strength of our deposit franchise is derived from the long-standing relationships we have with our clients and the strong ties we have to the markets we serve. Our deposit footprint has provided, and we believe will continue to provide, primary support for our loan growth. A key part of our strategy is to continue to enhance our funding sources by continuing to build our private and commercial banking capabilities to keep building our base of attractively priced core deposits.

  •
  Attracting Talent.  Our team of seasoned associates has been, and will continue to be, an important driver of our organic growth by further developing relationships with current and potential clients. We have a record of hiring experienced associates to enhance our organic growth, and sourcing and hiring talent will continue to be a core focus for us. We believe that this initial public offering will further enhance our ability to attract and retain this talent.

  •
  Developing New Products.  We seek to be the primary source of financial products and services for our clients. By continuing to expand our product offerings—either by internal product development or establishing third-party relationships—we work to meet expanding client needs while further diversifying our revenue streams. Most recently, we have added a Health Savings Account consulting capability to our business services team, again providing additional client ties to increase revenues per client, improve "stickiness," and allow for building broader relationships.

Our Service Model and Products

        We deliver a broad array of wealth management products and services through our profit centers using our proprietary ConnectView® approach, which looks holistically across a client's current and projected financial situation. We believe providing financial solutions in one area (such as estate, retirement planning or lending) often impacts other areas of our clients' wealth planning (such as risk or balance sheet management), which provides us opportunities to evaluate proposed solutions across multiple business lines and offer additional services to our clients.

        We have designed our business around having each profit center staffed with seasoned management. Typically, each profit center team is led by a president, who is a senior investment advisor or banker with strong client relationships and sales and leadership skills. The local team includes deposit, loan, trust, wealth planning, and related professionals, creating a strong interdisciplinary sales and service team. In addition to this service team, we recently added wealth advisors as a commissioned sales force to several profit centers to enhance our acquisition of new clients.

        We provide a broad array of products and services through our boutique private trust bank offices, largely comprised of the products and services described below.

Lending

        General.    Through our relationship-oriented private bank lending approach, our strategy is to offer a broad range of customized consumer and commercial lending products for the personal investment and business needs of our clients. Our clients are typically well diversified and the purpose for their loan and liquidity needs often does not correlate to the collateral used to secure the loan.

        Our commercial lending products include commercial loans, business term loans and lines of credit to a diversified mix of small and midsized businesses. We offer both owner occupied and non-owner occupied commercial real estate loans, as well as construction loans.

        Our consumer lending products include residential first mortgage loans, which in addition to originating loans for our own portfolio, we conduct mortgage banking activities in which we originate and sell, servicing-released, whole loans in the secondary market. Our mortgage banking loan sales activities are primarily directed at originating single family mortgages, which generally conform to Fannie Mae guidelines and are delivered to the investor shortly after funding. Additionally, we offer installment loans and lines of credit, typically to facilitate investment opportunities for consumer clients whose financial characteristics support the request. We also provide clients and prospects loans collateralized by cash and marketable securities.

        We employ experienced banking and business development teams who provide superior client service, value-add lending solutions and competitive pricing to market our lending products and services. We have increased gross loans from $484.7 million at December 31, 2013 to $813.7 million at December 31, 2017, representing a CAGR of 14%. As of December 31, 2017, total loans were $813.7 million, an increase of $140.8 million, or 20.9%, compared to $672.8 million as of December 31, 2016. These increases were primarily due to our continued organic growth in our market areas and in the commercial and residential mortgage segments of our loan portfolio.

        As of December 31, 2017, our loan portfolio contained a balanced and diverse mix of loans, as shown below:

        Our loan portfolio includes commercial and industrial loans, residential real estate loans, commercial real estate loans and other consumer loans. The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower and the borrower's market or industry. We underwrite for strong cash flow, multiple sources of repayment, adequate collateral, borrower experience and backup guarantors. Attributes of the relevant business market or industry include the competitive environment, client and supplier availability, the threat of substitutes and barriers to entry and exit.

        1-4 Family Residential.    Our 1-4 family residential loan portfolio consists of loans and home equity lines of credit secured by 1-4 family residential properties. These loans typically enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner. In addition, some borrowers secure a commercial purpose loan with owner occupied or non-owner occupied 1-4 family residential properties. At December 31, 2017, 1-4 family residential loans were $282.0 million, or 34.7% of our total loan portfolio, consisting of $166.6 million and $165.4 million of fixed-rate and adjustable-rate loans, respectively. While we typically originate loans with adjustable rates and maturities up to 30 years, as of December 31, 2017, the average term on our 1-4 family portfolio was 10.1 years with an average remaining term of 6.7 years. Such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan.

        Commercial loans secured by 1-4 family residential are dependent on the strength of the local economy, and local residential and commercial real estate markets. Borrower demand for adjustable-rate compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loans fees offered for fixed-rate mortgage loans as compared to the interest-rates and loans fees for adjustable rate loans.

        The loan fees, interest rates, and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. The loans are secured by the real estate, and appraisals are obtained to support the loan amount at origination. Loans collateralized by 1-4 family residential real estate generally are originated in amounts of no more than 80% of appraised value. Generally, our loans conform to Fannie Mae and Freddie Mac underwriting guidelines and conform to internal policies for debt-to-income or free cash flow levels. We retain a valid lien on real estate, obtain a title insurance policy that insures that the property is free from encumbrances and require hazard insurance.

        Our focus for mortgage lending is to originate high-quality loans to drive growth in our mortgage loan portfolio. Our mortgage strategy includes attracting new loan clients with our mortgage loan products and services, which we believe will provide an opportunity for our profit centers to bring in well-qualified prospects, and to cross-sell other products and services to clients. We believe that cross-selling enables us to generate additional revenues, increase client retention, and provide products that benefit our clients. We have developed a scalable platform, including loan processing, underwriting and closings, for both secondary sales and origination of 1-4 family residential mortgages maintained on the portfolio and believe we have significant opportunities to grow this business.

        Cash, Securities and Other.    Our cash, securities and other loan portfolio consists of consumer and commercial purpose loans that are primarily secured by securities managed and under custody with us, cash on deposit with us or life insurance policies. In addition, loans in this portfolio are collateralized with other sources of consumer collateral, which typically leaves an immaterial amount of the loan balance unsecured. At December 31, 2017, loans secured with cash, marketable securities and other were $131.8 million, or 16.2% of our total loan portfolio. This segment of our portfolio is affected by a variety of local and national economic factors affecting borrowers' employment prospects, income levels, and overall economic sentiment.

        Commercial and Industrial.    We make commercial and industrial loans, including working capital lines of credit, permanent working capital term loans, business asset loans, acquisition, expansion and development loans, and other loan products, primarily in our target markets. These loans are underwritten on the basis of the borrower's ability to service the debt from income, with maturities tied to the underlying life of the collateral. We generally take a lien on all business assets, including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the principal(s). Our commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years. Fixed rate commercial and industrial loan maturities are generally short-term, with three- to five-year maturities, including periodic interest rate resets. At December 31, 2017, commercial and industrial loans were $104.3 million, or 12.8% of our total loan portfolio. The average maturity on our commercial and industrial portfolio was four years with an average remaining term of one year. This portfolio primarily consists of term loans and lines of credit which are dependent on the strength of the industries of the related borrowers and the success of their businesses.

        Commercial Real Estate, Owner Occupied and Non-Owner Occupied.    We make commercial loans collateralized by real estate. These loans may be collateralized by owner occupied or non-owner occupied real estate, as well as multi-family residential real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guaranty from responsible parties who have outside cash flows, experience and/or other assets. Our commercial real estate loans are generally secured by properties used for business purposes such as office buildings, industrial facilities and retail facilities, loan amounts generally do not exceed 80% or 75% of the property's appraised value for owner occupied and non-owner occupied respectively. In addition, aggregate debt service ratios, including the guarantor's cash flow and the borrower's other projects, are by policy, required to have a minimum annual cash flow to debt service ratio of 2.0x. We require independent appraisals or evaluations on all loans secured by commercial real estate from an approved appraisers list.

At December 31, 2017, owner occupied commercial real estate loans were $92.7 million, or 11.4% of our total loan portfolio and non-owner occupied commercial real estate loans were $177.0 million, or 21.8% of our total loan portfolio. These loans are dependent on the strength of the industries of the related borrowers and the success of their businesses.

        Construction and Development.    We make loans to finance the construction of residential and non-residential properties. Construction and development loans generally are collateralized by first liens on real estate and generally have floating interest rates. Our construction and development loans typically have terms that range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period. Loans are underwritten to either mature at the completion of construction, or transition to a traditional amortizing commercial real estate facility at the completion of construction, the terms and characteristic of which are in line with other commercial real estate loans we hold in our portfolio. At December 31, 2017, construction and development loans were $24.9 million, or 3.1% of our total loan portfolio.

        Concentrations.    Most of our lending activity and credit exposure, including real estate collateral for many of our loans, are concentrated in Colorado, Arizona, Wyoming and California, as approximately 92.7% of the loans in our loan portfolio were made to borrowers who live in or conduct business in those states. Our commercial real estate loans are generally secured by first liens on real property. The remaining commercial and industrial loans are typically secured by general business assets, accounts receivable inventory and/or the corporate guaranty of the borrower and personal guaranty of its principals. The geographic concentration subjects the loan portfolio to the general economic conditions within Colorado, Arizona, Wyoming and California. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover incurred losses in our loan portfolio as of December 31, 2017.

        Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program. Concentrations of commercial real estate exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes it has implemented these practices in order to monitor concentrations in commercial real estate in our loan portfolio.

Credit Policies and Procedures

        General.    Asset quality and robust underwriting are integral to our strategy and credit culture. We place a considerable emphasis on effective risk management and preserving sound credit underwriting standards as we grow our loan portfolio. Underwriting considerations include collateral, defined sources of repayment, strength of guarantor(s) and opportunities to broaden the relationship with the client. Our credit policy requires key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

        Loan Underwriting and Approval.    Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates limited lending authority to individuals and internal loan committee. When the total relationship exceeds an individual's loan authority, a higher authority or credit committee approval is required. The objective of our approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs. Loan decisions are documented as to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale.

        Managing credit risk is an enterprise-wide process. Our strategy for credit risk management includes well-defined, central credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes. Our processes emphasize early stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our Chief Credit Officer, together with our central underwriting, credit administration and loan operations teams, provides credit oversight. We periodically review all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third party loan review is performed to assist in the identification of problem assets and to confirm our internal risk rating of loans.
        Our loan policies include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate. In addition, our loan policies provide guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

        We believe that an important part of our assessment of client risk is the ongoing completion of periodic risk rating reviews. As part of these reviews, we seek to review the risk rating of each facility within a client relationship and may recommend an upgrade or downgrade to the risk rating. We categorize loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk on a quarterly basis. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable incurred loan losses in the loan portfolio.

        Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by state and federal regulation. The Bank is subject to a legal lending limit on loans to related borrowers based on the Bank's capital level. The dollar amounts of the Bank's lending limit increases or decreases as the Bank's capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its clients requiring extensions of credit in excess of these limits.

Deposits

        The strength of our deposit franchise is derived from the long-standing relationships we have with our clients and the strong ties we have to the markets we serve. Our deposit footprint has provided, and we believe will continue to provide, primary support for our loan growth. A key part of our strategy is to continue to enhance our funding sources by continuing to build our private and commercial banking capabilities to keep building our base of attractively priced core deposits.

        We provide a broad range of deposit products and services, including demand deposits, interest-bearing transaction accounts, money market accounts, time and savings deposits, certificates of deposit and CDARS® reciprocal products. Other than client deposits obtained through our locations that choose to use the CDARS program, we do not accept brokered deposits as a source of funding. We offer a range of treasury management products including electronic receivables management, remote deposit capture, cash vault services, merchant services and other cash management services. Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from depositors located in our geographic footprint, and we believe that we have attractive opportunities to capture additional deposits in our markets. In order to attract and retain deposits, we rely on providing quality service, offering a suite of retail and commercial products and services and introducing new products and services that meet our clients' needs as they evolve.

        We have experienced banking and business development teams who we believe provide superior client service, creative cash management solutions and competitive pricing to market our depository products and services. Since December 31, 2013, we have increased total deposits from $561.2 million at December 31, 2013 to $816.1 million at December 31, 2017, representing a CAGR of 10%. As of December 31, 2017, total deposits were $816.1 million, an increase of $62.2 million, or 8.3%, compared to $753.9 million as of December 31, 2016.

        As of December 31, 2017, our deposit portfolio contained a balanced and diverse mix of deposits, as shown below:

Trust and Investment Management, Advisory

        We offer sophisticated wealth advisory and planning services including investment management, trusts and estate services, philanthropic services, insurance planning and retirement consulting. Our client relationships frequently include in-depth proprietary ConnectView® financial plans and sophisticated, institutional quality investment management that is driven by comprehensive investment policy statements and access to industry-leading money managers. These customized documents—ConnectView® wealth plans and investment policy statements—form the roadmap for how we serve each client and monitor our progress in achieving their goals.

        We have experienced trust officers in several profit centers, plus expert trust and estate attorneys on our central product group team, to provide fiduciary services through our profit centers. These include traditional fiduciary, directed trusts, special needs trusts, and custody services. Most of our investment management business is conducted through the trust department in agency accounts where we are not serving as trustee.

        We also have experienced portfolio managers and business development teams in our profit centers who provide superior client service, high-touch tailored solutions. These local teams have personal and professional networks and relationships with centers of influence to market our wealth advisory products and services. Since December 31, 2013, we have increased AUM from $4.5 billion at December 31, 2013 to $5.4 billion at December 31, 2017. As of December 31, 2017, total AUM was $5.4 billion, an increase of $448.5 million, or 9.1%, compared to $5.0 billion as of December 31, 2016.

        As of December 31, 2017, we provided fiduciary and advisory services on $5.4 billion of trust and investment management assets, as shown below:

        Our investment management platform combines a broad range of asset and sub asset classes meeting the needs of both taxable and tax-free private client accounts as well as trust investment services. We deliver most of our discretionary money management by allocating client portfolios across a centrally controlled platform of select third-party managers in each asset and sub asset class, including separately managed and comingled options, and with active and passive management strategies. We also have a limited number of proprietary products that further differentiates us from many of our competitors.

        We believe acting as an investment manager, and not just a manager of managers, has a number of critical benefits for our clients. These include the ability to have our money managers available to meet with clients and prospects, to tailor products and separately managed accounts for our clients, to better educate and inform our client-facing portfolio managers, and to develop new solutions as market conditions and client needs change. We manage proprietary fixed income and equity strategies, including acting as the advisor on our three highly rated First Western mutual funds. By combining internal research, pairing proprietary and third-party investment options, and a dedicated team of accredited specialized advisors like Certified Financial Analysts and Certified Financial Planners, we create unique solutions tailored to the specific needs of each of our clients.

Other Products

        In addition to the traditional loan, deposit and trust and investment management products and services, our profit centers are supported by a central team of specialized product experts in our "product groups," which include experienced professionals in commercial banking, investment management, wealth planning, risk management/insurance, personal trust, retirement planning and tax-advantaged products, and mortgage lending. We believe that the sophistication of our product groups rivals the offerings and expertise typically provided by larger financial institutions. Our product groups are led and staffed with highly accredited and well known professionals, each with significant experience in their fields. Beyond traditional banking, trust and wealth management activities, at each profit center we provide other services including:

  •
  Mortgage Lending.  Although our primary objective is to originate loans for our own portfolio, we also conduct mortgage banking activities in which we originate and sell, servicing-released, whole loans in the secondary market. Typically, loans with a fixed interest rate of greater than 10 years are available-for-sale and sold on the secondary market. Our mortgage banking loan sales activities are primarily directed at originating single family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding. The level of future loan originations, loan sales and loan repayments depends on overall credit availability, the interest rate environment, the strength of the general economy, local real estate markets and the housing industry, and conditions in the secondary loan sale market. The amount of gain or loss on the sale of loans is primarily driven by market conditions and changes in interest rates, as well as our pricing and asset liability management strategies. As of December 31, 2017, we had available-for-sale $22.9 million in residential mortgage loans we originated. For the year ended December 31, 2017, we had net proceeds of $290.7 million on mortgage loans sold into the secondary market, which we originated.

  •
  Treasury Management.  We offer a broad range of customized treasury management products and services for commercial accounts, including disbursement and payables management, liquidity management and online business banking services. Our profit center sales and service teams are supported by a central team of treasury management specialists and deposit operations professionals.

  •
  Risk Management.  Through the wealth planning process, our profit center teams are supported by a central team of insurance planning experts, specializing in risk management services, estate tax law, trusts and tax planning. We offer customized solutions in the form of, inter alia, charitable giving tax strategies, deferred-compensation plans, irrevocable life insurance trusts, long-term care insurance, and executive key person insurance.

  •
  Specialized Philanthropic Services.  We provide advisory services for both nonprofit organizations seeking to effectively manage their funds as well individuals seeking to use philanthropic strategies to build a legacy, instill shared values in the next generation, or contribute to causes they are passionate about.

  •
  Retirement Services, including 401(k) Plan Consulting.  We have a team of retirement plan consultants who partner with businesses to sponsor retirement plans. We offer creative corporate retirement plan design and analysis solutions and fiduciary liability management, providing tools such as corporate retirement plans, health savings accounts, third party administrative services along with ERISA regulation compliance, education and expertise.

        Our profit centers and product groups are also supported centrally by teams providing management services such as operations, risk management, credit administration, technology support, marketing, human capital and accounting/finance services, which we refer to as "support centers." Our associates in our support centers have significant experience in wealth management, investment advisory, and commercial banking, including areas such as lending, underwriting, credit administration, risk management, accounting/finance, operations and information technology. We have structured our teams, services and product offerings to use technology to efficiently provide our clients with a high-touch, solution-oriented experience, that we believe is scalable and provides operating leverage for future growth.

        To demonstrate how these three groups—profit centers, product groups and supports centers—work together to deliver a highly competitive product offering through a team of local professionals, our investment management offering is an example:

  •
  In each profit center, there are one or more portfolio managers that work as part of that local team's sales and service delivery. These portfolio managers are typically Certified Financial Planners with experience in wealth planning and portfolio construction. They meet with clients and develop an overall wealth management strategy, specific goals and objectives, an investment policy statement, and an implementation plan. They use our guided architecture, a diverse array of select third party and proprietary investment products covering a broad range of asset classes as their source for structure, asset allocation and products. Sales and marketing support is provided centrally but delivered locally.

  •
  Our investment platform is controlled by our central investment management product group, which has a strong research focus and many of whom have Chartered Financial Analyst designations, with oversight by our Chief Investment Officer and our Investment Policy Committee.

  •
  Operational support for these profit center and product group teams is provided by our central trust and investment management support center team.

Investment Activities

        The primary objectives of our Bank portfolio investment policy are to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. As of December 31, 2017, the carrying value of our investment portfolio totaled $53.7 million, with an average yield of 2.24%.

        Our investment policy outlines investment type limitations, security mix parameters, authorization guidelines and risk management guidelines. The policy authorizes us to invest in a variety of investment securities, subject to various limitations. Our current investment portfolio consists of obligations of the U.S. Treasury and other U.S. government agencies, corporate or sponsored entities, including mortgage-backed securities, collateralized mortgage obligations and mutual funds. We are required to maintain an investment in Federal Home Loan Bank of Topeka ("FHLB Topeka") stock, which investment is based on the level of our FHLB Topeka borrowings. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. Our Asset and Liability Committee ("ALCO") and management are responsible for implementation of the investment policy and monitoring of our investment performance. Our ALCO and management review the status of our investment portfolio monthly.

Information Technology

        We continue to make investments in our information technology systems as we adapt to the changing technology, online and mobile, and other platform needs and wants of our clients. We believe that this investment is essential to our ability to offer new products and optimize overall client experience, provide opportunities for future growth and acquisitions, and provide a control structure that supports our operations. We leverage the experience of a third-party service provider to provide managed information technology services, enhance our IT security, and deliver the technical expertise around network design and architecture required to operate effectively. The majority of our systems are hosted by third-party service providers. The scalability of this infrastructure supports our growth strategy. In addition, the tested capability of these vendors to switch over to standby systems should allow us to recover our systems and provide redundancy and business continuity quickly in case of a disaster.

Enterprise Risk Management

        We place significant emphasis on our holistic approach to integrated risk management that provides oversight, control, and discipline to drive continuous improvement. Our governance framework includes a process of anticipating, identifying, assessing, managing and monitoring risks within the organization. We have developed an Enterprise Risk Management ("ERM") Committee that oversees our ERM program. This group contains at least five members including the Chief Executive Officer and the Chief Financial Officer and meets no less than quarterly. In order to carry out the ERM program, we have developed the following objectives to:

  •
  Integrate ERM practices with our strategy setting process and performance management practices to realize benefits related to value;

  •
  Improve the Company's ability to identify risks and establish appropriate responses to reduce costs and limit losses;

  •
  Identify operational gaps to reduce performance variability;

  •
  Identify interrelated risks within First Western and establish an integrated response; and

  •
  Assess the positive and negative aspects of risk to address challenges and opportunities within our internal and external environment.

        We routinely monitor and measure risk throughout the organization and allocate resources and capital to maintain the quality of information and compliance within our regulatory environment.

Competition

        The financial services industry is highly competitive and we compete in a number of areas, including commercial and consumer banking, residential mortgages, wealth advisory, investment management, trust, and insurance among others. We compete with other bank and nonbank institutions located within our market area, along with competitors situated regionally, nationally and others with only an online presence. These include large banks and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, business leasing and finance companies, insurance agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. We also face growing competition from online businesses with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms as well as automated retirement and investment services providers. Competition involves efforts to retain current clients, obtain new loans, deposit and advisory services, increase the scope and type of services offered, and offer competitive interest rates paid on deposits, charged on loans, or charged for advisory services. We believe our integrated and high-touch service offering, along with our sophisticated relationship-oriented approach sets us apart from our competitors.

Associates

        As of December 31, 2017, we had 262 associates. We provide extensive training to our associates in an effort to ensure that our clients receive superior service and that our risks are well managed. None of our associates are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our associates are good.

Our Properties

        Our corporate headquarters is located at 1900 16th Street, Suite 1200, Denver, Colorado 80202. Including our corporate headquarters, the Bank operates thirteen profit centers, which consists of nine boutique private trust bank offices with two locations in Arizona, six locations in Colorado and one location in Wyoming; two loan production offices with one location in Ft. Collins, Colorado and one location in Greenwood Village, Colorado; and two trust offices with one location in Laramie, Wyoming and one location in Century City, California which co-locates with our registered investment advisor, FWCM. We lease all of our locations. We believe that our facilities are suitable and adequate to meet our present needs. The chart below describes our locations, which we believe are strategically located in affluent and high-growth markets in thirteen locations (listed below) across Colorado, Arizona, Wyoming and California:

(1)
Heaquarters-co-location of profit center, product groups and support centers

(2)
Trust office

(3)
Co-location of trust office and FWCM

(4)
Loan production office

Legal Proceedings

        We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

        At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially and adversely affect our reputation, even if resolved in our favor.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Consolidated Financial and Other Data" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Company Overview

        First Western Financial, Inc., is a financial holding company founded in 2002 and headquartered in Denver, Colorado. We provide a fully integrated suite of wealth management services to our clients including banking, trust and investment management products and services. Our mission is to be the best private bank for the Western wealth management client. We believe that the "Western wealth management client" shares our entrepreneurial spirit and values our sophisticated, high-touch wealth management services that are tailored to meet their specific needs. We target entrepreneurs, professionals and high-net worth individuals, typically with $1.0 million-plus in liquid net worth, and their related philanthropic and business organizations. We partner with our clients to solve their unique financial needs through our expert integrated services provided in a team approach.

        We offer our services through a branded network of boutique private trust bank offices, which we believe are strategically located in affluent and high-growth markets in locations across Colorado, Arizona, Wyoming and California. Our profit centers, which are comprised of private bankers, lenders, wealth planners and portfolio managers, under the leadership of a local chairman and/or president, are also supported centrally by teams providing management services such as operations, risk management, credit administration, technology support, human capital and accounting/finance services, which we refer to as support centers.

        From 2004, when we opened our first profit center, until December 31, 2017, we have expanded our footprint into nine full service profit centers, two mortgage loan production offices, two trust offices, and one registered investment advisor located across four states. As of December 31, 2017, we have $969.7 million in total assets, $54.5 million in gross revenues and provide fiduciary and advisory services on $5.4 billion of AUM.

Primary Factors Used to Evaluate the Results of Operations

        As a financial institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the comparative levels and trends of the line items in our consolidated balance sheet and income statement as well as various financial ratios that are commonly used in our industry. The primary factors we use to evaluate our results of operations include net interest income, non-interest income and non-interest expense.

Net Interest Income

        Net interest income represents interest income less interest expense. We generate interest income on interest-earning assets, primarily loans and available-for-sale securities. We incur interest expense on interest-bearing liabilities, primarily interest-bearing deposits and borrowings. To evaluate net interest income, we measure and monitor: (i) yields on loans, available-for-sale securities and other interest-earning assets; (ii) the costs of deposits and other funding sources; (iii) the rates incurred on borrowings and other interest-bearing liabilities; and (iv) the regulatory risk weighting associated with the assets. Interest income is primarily impacted by loan growth and loan repayments, along with changes in interest rates on the loans. Interest expense is primarily impacted by changes in deposit balances along with the volume and type of interest-bearing liabilities. Net interest income is primarily impacted by changes in market interest rates, the slope of the yield curve, and interest we earn on interest-earning assets or pay on interest-bearing liabilities.

Non-Interest Income

        Non-interest income primarily consists of the following:

  •
  Trust and investment management fees—fees and other sources of income charged to clients for managing their trust and investment assets, providing financial planning consulting services, 401(k) and retirement advisory consulting services, and other wealth management services. Trust and investment management fees are primarily impacted by rates charged and increases and decreases in AUM. AUM is primarily impacted by opening and closing of client advisory and trust accounts, contributions and withdrawals, and the fluctuation in market values.

  •
  Net mortgage gains—gain on originating and selling mortgages, origination fees, and lender credits, less commissions to loan originators, borrower credits, document review and other costs specific to originating and selling the loan. The market adjustments for interest rate lock commitments and gains and losses incurred on the mandatory trading of loans are also included in this line item. Net mortgage gains are primarily impacted by the amount of loans sold, the type of loans sold and market conditions.

  •
  Banking fees—income generated through bank-related service charges such as; electronic transfer fees, treasury management fees, bill pay fees, and other banking fees. Banking fees are primarily impacted by the level of business activities and cash movement activities of our clients.

  •
  Risk management (insurance) fees—commissions earned on insurance policies we have placed for clients through our client risk management team who incorporate insurance services, primarily life insurance, to support our clients' wealth planning needs. Our insurance revenues are primarily impacted by the type and volume of policies placed for our clients.

  •
  Income on company-owned life insurance—income earned on the growth of the cash surrender value of life insurance policies we hold on certain key associates. The income on the increase in the cash surrender value is non-taxable income.

Non-Interest Expense

        Non-interest expense is comprised primarily of the following:

  •
  Salaries and employee benefits—include all forms of compensation related expenses including salary, incentive compensation, payroll related taxes, stock-based compensation, benefit plans, health insurance, 401(K) plan match costs and other benefit related expenses. Salaries and employee benefit costs are primarily impacted by changes in headcount and fluctuations in benefits costs.

  •
  Occupancy and equipment—costs related to leasing our office space, depreciation charges for the furniture, fixtures and equipment, amortization of leasehold improvements, utilities and other occupancy-related expenses. Occupancy and equipment costs are primarily impacted by the number of locations we occupy.

  •
  Technology and information systems—costs related to software and information technology services to support office activities and internal networks. We believe our technology spending enhances the efficiency of our associates and enables us to provide outstanding personal service to our clients. Technology and information system costs are primarily impacted by the number of locations we occupy, the number of associates we have and the level of service we require from our third-party technology vendors.

  •
  Professional services—costs related to legal, accounting, tax, consulting, personnel recruiting, insurance and other outsourcing arrangements. Professional services costs are primarily impacted by corporate activities requiring specialized services. FDIC insurance expense is also included in this line and represents the assessments that we pay to the FDIC for deposit insurance.

  •
  Data processing—costs related to processing fees paid to our third-party data processing system providers relating to our core private trust banking platform. Data processing costs are primarily impacted by the number of loan, deposit and trust accounts we have and the level of transactions processed for our clients.

  •
  Marketing—costs related to promoting our business through advertising, promotions, charitable events, sponsorships, donations and other marketing related expenses. Marketing costs are primarily impacted by the levels of advertising programs and other marketing activities and events held throughout the year.

  •
  Amortization—primarily represents the amortization of intangible assets including client lists and other similar items recognized in connection with acquisitions.

  •
  Provision for losses on OREO—represents the change in the holding value, or in the reserve balance on OREO properties representing a change in the carrying value of the asset.

  •
  Other operational expenses—includes costs related to expenses associated with office supplies, postage, travel expenses, meals and entertainment, dues and memberships, costs to maintain or prepare OREO for sale, director compensation and travel, and other general corporate expenses that do not fit within one of the specific non-interest expense lines described above. Other operational expenses are generally impacted by our business activities and needs.

Operating Segments

        We measure the overall profitability of business operations based on income before income tax. We believe this is a more useful measurement as our wealth management products and services are fully integrated with our private trust bank. We allocate costs to our segments, which consist primarily of compensation and overhead expense directly attributable to the products and services within wealth management, capital management and mortgage segments. We measure the profitability of each segment based on a post-allocation basis as we believe it better approximates the operating cash flows generated by our reportable operating segments. A description of each segment is provided in Note 18—Segment reporting of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

Primary Factors Used to Evaluate our Balance Sheet

        The primary factors we use to evaluate our balance sheet include asset and liability levels, asset quality, capital, liquidity, and potential profit production of assets.

        We manage our asset levels to ensure our lending initiatives are efficiently and profitably supported and to ensure we have the necessary liquidity and capital to meet the required regulatory capital ratios.

Funding needs are evaluated and forecasted by communicating with clients, reviewing loan maturity and draw expectations, and projecting new loan opportunities.

        We manage the diversification and quality of our assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, non-accrual, non-performing and restructured assets, the adequacy of our allowance for loan losses, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

        We manage our liquidity based upon factors that include the level and quality of capital and our overall financial condition, the trend and volume of problem assets, our balance sheet risk exposure, the level of deposits as a percentage of total loans, the amount of non-deposit funding used to fund assets, the availability of unused funding sources and off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, and other factors.

        Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. During the first quarter of 2015, the Bank adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which are subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, CET 1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. At December 31, 2017, our Bank capital ratios exceeded the current well capitalized regulatory requirements established under Basel III. As of December 31, 2017, the consolidated Company was below $1.0 billion in total assets and therefore retained the benefits available to us under the Small Bank Holding Company Policy Statement including not being subject to consolidated capital ratios. For additional information on our capital ratios refer to Note 20—Regulatory Capital in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Overview

        For the year ended December 31, 2017, our income before income tax was $5.0 million, a $1.4 million, or 40.2%, increase from 2016. Income before income tax increased primarily as a result of increases in net interest income and decreases in non-interest expenses, which were partially offset by a decline in non-interest income. For the year ended December 31, 2017, net income was $2.0 million, which is a decline from 2016 of $0.3 million, or 12.1%. As a result, of us paying dividends to preferred shareholders we reported losses available to common shareholders of $0.3 million and $0.6 million for the years ended December 31, 2017 and December 31, 2016, respectively. In addition to the detailed information presented below regarding our results of operations, our net income was materially impacted by the passing of the Tax Cuts and Jobs Act of 2017 ("2017 Tax Reform") in December 2017. As a result of the reduction in corporate tax rates, as of December 31, 2017, the value of our deferred tax assets was reduced by $1.2 million, with the offset recorded as income tax expense. This reduction in tax rates is expected to have a material positive impact on our net income over the next several years.

Net Interest Income

        For the year ended December 31, 2017, net interest income, before provision for loan losses, increased $3.1 million, or 12.7%, to $27.6 million. This increase was partially attributable to a $140.9 million increase in outstanding loan balances along with an increase in our average yield on loans from 4.10% to 4.11%. The increase in loans outstanding was primarily due to growth in our 1-4 family residential loans (16.4%), and our owner and non-owner occupied CRE loans (25.3%) during 2017. This growth was primarily attributable to growth in the housing market, both detached and multi-family in our markets. Net interest income is also impacted by changes in the amount and type of interest-earning assets and interest-bearing liabilities. To evaluate net interest income, we measure and monitor the yields on our loans and other interest-earning assets and the costs of our deposits and other funding sources. For the year ended December 31, 2017, our net interest margin was 3.15% and our net interest spread was 2.91%. For the year ended December 31, 2016, our net interest margin was 3.06% and our net interest spread was 2.89%.

        Interest income on our available-for-sale securities portfolio increased as a result of higher average investment balances maintained throughout 2017, and improving interest rates on investment securities driven by a rising rate environment. Our average available-for-sale securities balance for the year ended December 31, 2017 was $94.1 million, an increase of $12.6 million over the year ended December 31, 2016. The increase was primarily a result of increased deposits, which fund our investments in available-for-sale securities.

        Interest expense on deposits increased year-over-year primarily due to the federal funds rate increases by the Federal Reserve throughout 2017, which resulted in increases in rates on depository accounts, along with a $59.0 million increase in interest-bearing deposit accounts in 2017. We also incurred additional interest expense associated with our issuance of the subordinated notes due 2026 in 2016.

        The following table presents an analysis of net interest income and net interest margin for the years ended December 31, 2017 and 2016, using daily average balances for each major category of interest-

earning assets and interest-bearing liabilities, the interest earned or paid and the average rate earned or paid on those assets or liabilities.

	For the Years Ended December 31,
	2017			2016
(Dollars in thousands)	Average Balance(1)	Interest Earned / Paid	Average Yield / Rate	Average Balance A	Interest Earned / Paid	Average Yield / Rate
Assets
Interest-earnings assets:
Interest-bearing deposits in other financial institutions	$31,791	$314	0.99%	$51,004	$273	0.54%
Available-for-sale securities(2)	94,139	2,115	2.25%	81,557	1,583	1.94%
Loans	740,903	30,484	4.11%	647,228	26,547	4.10%
Promissory notes from related parties	8,079	424	5.25%	18,364	1,117	6.08%

Interest earning-assets	874,912	33,337	3.81%	798,153	29,520	3.70%
Mortgage loans held-for-sale(3)	12,652	507	4.01%	19,034	694	3.65%

Total interest earning-assets, plus loans held-for-sale	887,564	33,844	3.81%	817,187	30,214	3.70%

Allowance for loan losses	(6,947)			(6,410)
Noninterest-earnings assets	74,154			84,066

Total assets	$954,771			$894,843

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits	$574,307	$3,778	0.66%	$568,310	$2,919	0.51%
Federal Home Loan Bank Topeka borrowings	51,237	748	1.46%	31,878	441	1.38%
Convertible subordinated debentures	2,348	167	7.11%	12,918	853	6.60%
Subordinated notes	13,390	1,025	7.65%	8,501	699	8.22%
Term Promissory Note	874	43	4.92%	3,292	150	4.56%

Total interest-bearing liabilities	642,156	5,761	0.90%	624,899	5,063	0.81%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	205,603			172,102
Other liabilities	7,024			7,484

Total noninterest-bearing liabilities	212,627			179,586

Shareholders' equity	99,988			90,358

Total liabilities and shareholders' equity	$954,771			$894,843

Net interest rate spread(4)			2.91%			2.89%
Net interest income(5)		$27,576			$24,457

Net interest margin(6)			3.15%			3.06%

(1)
Balance represents daily averages, unless otherwise noted

(2)
Available-for-sale securities represents monthly averages

(3)
Mortgage loans held-for-sale are separated from the interest earning assets above as these loans are held for a short period of time until sold in the secondary market and are not held for investment purposes, with interest income recognized in the net mortgage gain line in the income statement. These balances are excluded from the margin calculations in this table.

(4)
Net interest spread is the average yield on interest-earning assets (excludes mortgage loans held-for-sale) minus the average rate on interest-bearing liabilities

(5)
Net interest income is income earned on interest earning assets, which does not include interest earned on mortgage loans held-for-sale.

(6)
Net interest margin is equal to net interest income divided by the average interest-earning assets (excludes mortgage loans held-for-sale)

        The following table presents the dollar amount of changes in interest income and interest expense for the years ended December 31, 2017 and 2016, for each component of interest-earning assets and interest-bearing liabilities (excluding mortgage loans held for sale) and distinguishes between changes attributable to volume and interest rates. Changes attributable to both rate and volume that cannot be separated have been allocated to the volume.

	Year Ended December 31, 2017 compared to 2016
	Increase (Decrease) Due to Change in:
			Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Interest-bearing deposits in other financial institutions	$(190)	$231	$41
Available-for-sale securities	327	205	532
Loans	3,485	452	3,937
Promissory notes from related parties	(539)	(154)	(693)

Total increase in interest income	3,083	734	3,817

Interest-bearing liabilities:
Interest-bearing deposits	40	819	859
Federal Home Loan Bank Topeka borrowings	283	25	308
Convertible subordinated debentures	(750)	64	(686)
Subordinated notes	374	(49)	325
Term promissory note	(120)	12	(108)

Total (decrease) increase in interest expense	(173)	871	698

Increase (decrease) in net interest income	$3,256	$(137)	$3,119

Non-Interest Income

        For the year ended December 31, 2017, non-interest income declined $2.2 million, or 7.4%, to $27.7 million from $29.9 million in 2016. This was primarily due to declines in trust and investment management fees as a result of streamlining our business to services that fit well within our mission and strategy. Part of our streamlining process included the proactive termination of a portfolio manager in late 2016, which was the primary cause of the revenue decline in 2017 and is described in greater detail below in the discussion of our trust and investment management fees. Additionally, we had a $3.2 million decline in net mortgage gains as a result of the closing of our loan production office in Scottsdale, Arizona ("AZ LPO") in September 2016, as more fully described below. The trust and investment management fee income and mortgage gain declines were partially offset by a $0.5 million increase in risk management (insurance) fees and a $0.8 million gain on a legal settlement in 2017 described below.

        The table below presents the significant categories of our non-interest income for the year ended December 31, 2017 and 2016.

	Year Ended December 31,		Change
(Dollars in thousands)	2017	2016	$	%
Non-interest income:
Trust and investment management fees	$19,455	$20,167	$(712)	(3.5)%
Net gain on mortgage loans sold	3,469	6,702	(3,233)	(48.2)%
Banking fees	2,176	1,826	350	19.2%
Risk management (insurance) fees	1,289	755	534	70.7%
Income on company-owned life insurance	418	358	60	16.8%
Net gain on sale of securities	81	114	(33)	(28.9)%
Gain on legal settlement	825	—	825	100.0%

Total noninterest income	$27,713	$29,922	$(2,209)	(7.4)%

        Trust and investment management fees—Our trust and investment management fees increased in the wealth management segment by $0.7 million, or 4% while our trust and investment management fees declined within our capital management segment by $1.4 million, or 25% due to client attrition related to our decision to terminate a senior portfolio manager in September 2016. During the year ended December 31, 2017, we subsequently settled a lawsuit with that portfolio manager and recorded a gain on legal settlement of $0.8 million.

        Net gain on mortgage loans sold—For the year ended December 31, 2017, our net gain on mortgage loans sold declined by $3.2 million, or 48.2%, to $3.5 million. For the years ended December 31, 2017 and 2016, our average net gain on sale was 115 and 200 basis points on loans sold. The net gain on sales of loans will fluctuate with the amount and type of loans sold and market conditions. The decline in gain on mortgage loans sold was primarily impacted by the closing of our AZ LPO office in late 2016. After establishing our mortgage department in 2015, we opened our AZ LPO. The AZ LPO had approximately 40 associates and funded $149.3 million of mortgages (all of which were sold in the secondary market) during the first three quarters of 2016. As the mortgage lending offering expanded and matured, we knew the loan type and cultural fit of the AZ LPO was not complementary to our longer term mortgage strategy and, effective the end of the third quarter 2016, we terminated our relationship with the associates working at our AZ LPO. The AZ LPO closure allowed us to re-align our mortgage efforts with our overall strategic growth plans, although, closing the AZ LPO had a material impact on our net mortgage earnings, non-interest income, and net income. In 2017, we entered into an asset purchase agreement with Englewood Mortgage Company ("EMC," which is now referred to as our "Greenwood Village LPO"). Our Greenwood Village LPO, which is located in an affluent suburb of Denver, focuses on high net worth mortgage lending and originating high-quality loans that can either be sold in the secondary market or be retained to drive growth in our mortgage loan portfolio. The AZ LPO closure and subsequent acquisition of EMC are part of a mortgage strategy to attract new loan clients with our mortgage loan products and services, which we believe will provide an opportunity for our profit centers to attract well-qualified prospects, and to cross-sell other products and services to selected clients. We believe that enhancing our cross-selling capabilities will enable us to generate additional revenues, increase client retention, and provide products that benefit our clients.

        We accounted for the acquisition of EMC as a business combination. Pursuant to the Mortgage Purchase Agreement, we paid $2.0 million in cash on the closing date of September 15, 2017, and issued, subject to forfeiture, 105,264 shares (or $3.0 million based on a per share price of $28.50) of our common stock. Half of the common stock, 52,632 shares (or $1.5 million), vests ratably over five years as long as the sole shareholder of EMC remains employed with us. The remaining half of the common stock, 52,632 shares (or $1.5 million), will be earned based on performance of our mortgage division. As a result of certain provisions of the Mortgage Purchase Agreement being tied to the employment of the sole selling shareholder of EMC, we will record $1.0 million of the cash paid and all of the common stock issued as compensation expense in future periods. The $1.0 million of cash will be expensed ratably over the estimated service period of the selling shareholder. The $1.5 million of stock with a time-vesting feature will be expensed ratably over five years, and the remaining $1.5 million of common stock will be expensed as earned. During the year ended December 31, 2017, we expensed an immaterial amount of compensation related to the EMC acquisition, and since the assets we acquired had a value that exceeded the consideration paid, we recorded an immaterial gain on bargain purchase. The shares of common stock issued in the EMC transaction are included in our issued and outstanding shares of common stock, but are excluded from basic earnings per share until they vest or are earned. Additional information on the accounting for the EMC acquisition is included in Note 2—Acquisitions in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

        Risk management (insurance) fees—Risk management fees include fees earned by our risk management product group as a result of assisting clients with obtaining life insurance policies, and fees from the trailing annuity revenue streams. The increase in 2017 was attributed to an increase in the size and number of client policies placed through the risk management group. During the year ended December 31, 2017, we recognized $1.3 million of risk management fees as compared to $0.8 million for the year ended December 31, 2016.

Provision for Credit Losses

        For the years ended December 31, 2017 and 2016, we recorded a provision for credit losses of $0.8 million and $1.0 million. The decline in provision expense in 2017 is primarily a result of our focused efforts to actively manage loans that are showing signs of weakness or credit deterioration and work with the borrower to resolve issues before they worsen. In 2017, we effectively reduced our impaired loans by $1.8 million, or 49.1%, and improved the quality of our overall loan portfolio primarily by reducing unsecured loans $0.9 million, or 12.2%, from December 31, 2016 to December 31, 2017, which resulted in a decline in our loan loss reserves. We have a dedicated problem loan resolution team comprised of associates from our credit, senior leadership, risk and accounting teams that meet frequently to ensure watch list and problem credits are identified early and actively worked to ensure potential losses are identified in a timely manner, pro-actively managed and losses are minimized.

Non-Interest Expense

        The table below presents the significant categories of our non-interest expense for the periods noted:

	Year Ended December 31,		Change
(Dollars in thousands)	2017	2016	$	%
Non-interest expense:
Salaries and employee benefits	$28,663	$28,659	$4	0.0%
Occupancy and equipment	5,884	5,881	3	0.0%
Technology and information systems	3,911	3,446	465	13.5%
Professional services	3,490	3,468	22	0.6%
Data processing	2,436	2,658	(222)	(8.4)%
Marketing	1,492	2,176	(684)	(31.4)%
Amortization	784	747	37	5.0%
Total loss on sale/provision of other real estate owned	311	180	131	72.8%
Other operational	2,523	2,608	(85)	(3.3)%

Total non-interest expense	$49,494	$49,823	$(329)	(0.7)%

        Generally, the decline in non-interest expense of 0.7% to $49.5 million for the year ended December 31, 2017, was due to a decline in expenses resulting from the closing of our AZ LPO office.

        Technology and information systems—Technology and information system costs increased primarily as a result of an increase in the level of support provided by our third-party managed services and new software and systems primarily related information security, compliance and other technology related investments.

        Data Processing—Data processing expenses declined primarily as a result of the reduction in costs to originate and sell loans due to the closing of the AZ LPO.

        Marketing—Marketing declined due primarily to expense control efforts and the departure of our AZ LPO, which accounted for $0.6 million of the total marketing spend in 2016, compared to no related expenses in 2017.

        Total loss on sale/provision of other real estate owned—During the year ended December 31, 2017, we sold one OREO property for a loss of $0.2 million. We did not sell any OREO properties in 2016. The $0.2 million of expense in 2016 represents an increase in the reserve on one of our OREO properties as a result of an updated appraised value.

Income Tax

        On December 22, 2017, the United States Congress enacted the 2017 Tax Reform, which had a material impact on our net income. The 2017 Tax Reform, among other things, (i) permanently reduces the U.S. corporate income tax rate to 21% beginning in 2018, (ii) repealed the corporate alternative minimum tax (AMT) allowing for corresponding refunds of prior period AMT credits, (iii) provides for a five year period of 100% bonus depreciation followed by a phase-down of the bonus depreciation percentage, and (iv) imposes a new limitation on the utilization of net operating losses generated in taxable years beginning after December 31, 2017.

        The 2017 Tax Reform is complex and far-reaching and the ultimate impact of the 2017 Tax Reform may differ from our estimates due to changes in interpretations and assumptions made by us as well as additional regulatory guidance that may be issued. As of December 31, 2017, the value of our deferred tax assets was reduced by $1.2 million as a result of the 2017 Tax Reform, with the offset recorded as income tax expense. This reduction in tax rates is expected to have a material positive impact on our net income over the next several years.

Segment Reporting

        We have three reportable operating segments: wealth management, capital management and mortgage. Our wealth management segment consists of operations relating to our fully integrated wealth management business. Services provided by our wealth management segment include deposit, loan, insurance, and trust and investment management advisory products and services. Our capital management segment consists of operations relating to our institutional investment management services over proprietary fixed income, high yield and equity strategies, including acting as the advisor of three owned, managed and rated proprietary mutual funds. Capital management products and services are financial in nature for which revenues are generally based on a percentage of assets under management or paid premiums. Our mortgage segment consists of operations relating to the origination and sale of residential mortgage loans. Mortgage products and services are financial in nature for which gains and fees are recognized net of expenses, upon the sale of mortgage loans to third parties. Services provided by our mortgage segment include soliciting, originating and selling mortgage loans into the secondary market. Mortgage loans originated and held for investment purposes are recorded in the wealth management segment as this is the segment that provides on-going services to the client. See Note 18—Segment Reporting in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for additional discussion regarding our reportable segments.

        The following table presents key metrics related to our segments:

	Year Ended December 31, 2017
(Dollars in thousands)	Wealth Management	Capital Management	Mortgage	Consolidated
Income(1)	$45,689	$4,993	$3,819	$54,501
Income before taxes	$6,292	$(874)	$(411)	$5,007
Profit margin	13.8%	(17.5)%	(10.8)%	9.2%

	Year Ended December 31, 2016
	Wealth Management	Capital Management	Mortgage	Consolidated
Income(1)	$41,209	$5,581	$6,604	$53,394
Income before taxes	$5,377	$(1,059)	$(747)	$3,571
Profit margin	13.0%	(19.0)%	(11.3)%	6.7%

(1)
Net interest income plus non-interest income.

        The tables below present selected financial metrics of each segment as of and for the years ended December 31:

Wealth Management

	December 31,
(Dollars in thousands)	2017	2016	$ Change	% Change
Total interest income	$33,337	$29,520	$3,817	12.9%
Total interest expense	5,761	5,063	698	13.8%
Provision for loan losses	788	985	(197)	(20.0)%

Net interest income	26,788	23,472	3,316	14.1%
Non-interest income	18,901	17,737	1,164	6.6%

Total income	45,689	41,209	4,480	10.9%
Depreciation and amortization expense	2,339	2,300	39	1.7%
All other non-interest expense	37,058	33,532	3,526	10.5%

Income before income tax	$6,292	$5,377	$915	17.0%

Goodwill	$15,994	$15,994	$—	—%
Identifiable assets	$934,719	$894,093	$40,626	4.5%

        The wealth management segment reported income before income tax of $6.3 million for the year ended December 31, 2017 compared to $5.4 million for the year ended December 31, 2016. The increase is primarily related to increases in the average volume of our interest-earning assets and yield in 2017 compared to 2016. Average loans increased $81.7 million and the yield on interest-earning assets increased. The increase in non-interest income of $1.1 million is primarily due to an increase in risk management (insurance) fees in 2017 compared to 2016. The increase in non-interest expense of $3.5 million is primarily due to increased employee salaries and benefits related to risk management and stock-based compensation awards granted to associates in 2017.

Capital Management

	December 31,
(Dollars in thousands)	2017	2016	$ Change	% Change
Total interest income	$—	$—	$—	—%
Total interest expense	—	—	—	—%
Provision for loan losses	—	—	—	—%

Net interest income	—	—	—	—%
Non-interest income	4,993	5,581	(588)	(10.5)%

Total income	4,993	5,581	(588)	(10.5)%
Depreciation and amortization expense	108	$123	$(15)	(12.2)%
All other non-interest expense	5,759	6,517	(758)	(11.6)%

Income before income tax	(874)	(1,059)	185	17.5%

Goodwill	$8,817	$8,817	$—	—%
Identifiable assets	$12,000	$13,852	$(1,852)	(13.4)%

        The capital management segment reported a loss before income tax of $0.9 million for the year ended December 31, 2017 compared to a loss of $1.0 million for the year ended December 31, 2016. The overall decrease in non-interest income and non-interest expense is primarily related to the termination of a senior portfolio manager and subsequent client attrition. Improvements in operating performance in 2017 compared to 2016 was driven by our focused efforts to control expenses, drive efficiencies and increase profitability. We continue to work on operational changes to reduce redundancy and improve profitability within the capital management segment.

Mortgage

	December 31,
(Dollars in thousands)	2017	2016	$ Change	% Change
Total interest income	$—	$—	$—	—%
Total interest expense	—	—	—	—%
Provision for loan losses	—	—	—	—%

Net interest income	—	—	—	—%
Non-interest income	3,819	6,604	(2,785)	(42.2)%

Total income	3,819	6,604	(2,785)	(42.2)%
Depreciation and amortization expense	—	—	$—	—%
All other non-interest expense	4,230	7,351	(3,121)	(42.5)%

Loss before income tax	(411)	(747)	336	(45.0)%

Goodwill	$—	$—	$—	%
Identifiable assets	$22,940	$8,053	$14,887	185%

        The mortgage segment reported a loss before income tax of $0.4 million for the year ended December 31, 2017 compared to a loss of $0.7 million for the year ended December 31, 2016. The overall decrease in non-interest income and non-interest expense is related to an increase in size and scale of production and related operations as a result of the acquisition of the assets of EMC in September 2017 offset by the closure of our AZ LPO in 2016.

Financial Condition

        The table below presents our condensed consolidated balance sheets as of December 31, in thousands:

	As of December 31,
(Dollars in thousands)	2017	2016	$ Change	% Change
Balance Sheet Data:
Cash and cash equivalents	$9,502	$62,685	$(53,183)	(84.8)%
Investments	55,205	99,424	(44,219)	(44.5)%
Loans	813,689	672,815	140,874	20.9%
Allowance for loan losses	(7,287)	(6,478)	(809)	(12.5)%

Loans, net of allowance	806,402	666,337	140,065	21.0%
Mortgage loans held for sale	22,940	8,053	14,887	184.9%
Promissory notes, net of discount	5,792	10,384	(4,592)	(44.2)%
Goodwill & intangibles, net	26,044	26,263	(219)	(0.8)%
Company owned life insurance	14,316	13,898	418	3.0%
Other assets	29,458	28,954	504	1.7%

Total assets	$969,659	$915,998	$53,661	5.9%

Deposits	$816,117	$753,900	$62,217	8.3%
Borrowings	41,998	57,635	(15,637)	(27.1)%
Other liabilities	9,698	8,535	1,163	13.6%

Total liabilities	867,813	820,070	47,743	5.8%

Total shareholders' equity	101,846	95,928	5,918	6.2%

Total liabilities and shareholders' equity	$969,659	$915,998	$53,661	5.9%

        Cash and cash equivalents declined by $53.2 million, or 84.8%, to $9.5 million at December 31, 2017 as part of our efforts to comply with the Federal Reserve's Small Bank Holding Company Policy Statement, which exempts bank holding companies with less than $1 billion in assets from Basel III capital rules. Investments in available-for-sale securities declined by $44.0 million, or 45.0%, to $53.7 million at December 31, 2017. We manage our balance sheet to ensure the amount of cash not being readily utilized is actively invested in various investment products which allow us to manage liquidity and asset levels for optimal earnings, and the most advantageous capital treatment.

        Mortgage loans held for sale increased $14.9 million, or 184.9%, to $22.9 million at December 31, 2017. This was due to the acquisition of assets of EMC in September 2017 which increased our loan originations in the fourth quarter of 2017.

        The promissory notes declined by $4.6 million, or 44.2%, to $5.8 million, which is primarily due to the expiration of the related subordinated debentures.

        Total deposits increased $62.2 million, or 8.3%, to $816.1 million at December 31, 2017. Interest-bearing deposits increased $59.0 million, or 10.6%, to $617.4 million at December 31, 2017 and noninterest-bearing deposits increased $3.2 million, to $198.7 million, at December 31, 2017.

        Money market deposit accounts increased $70.2 million, or 26.9%, to $331.0 million at December 31, 2017. Certificates of deposit and other time deposit accounts decreased $12.1 million, or 5.4% to $210.3 million at December 31, 2017. Interest-bearing deposit accounts increased $0.7 million, or 0.9% to $74.3 million and savings deposits increased $0.2 million, or 14.3% to $1.8 million at December 31, 2017. The increase in money market deposits was primarily due to us transferring off-balance sheet trust investment portfolio cash into our on-balance sheet money market institutional portfolio accounts.

        Our loan to deposit ratio increased to 99.7% at December 31, 2017 compared to 89.2% at December 31, 2016, which we believe is a result of clients deploying their capital and reducing deposit balances along with our focused loan growth initiatives. We have historically been able to grow deposits to match loan growth and we have launched a number of deposit initiatives with the intent to balance our loan growth success.

        Total borrowings decreased $15.6 million, or 27.1%, to $42.0 million at December 31, 2017. The decline was partially attributable to the subordinated notes payable (described below) expiring in 2017, paying off our Credit Notes Payable, and reduction of FHLB Topeka borrowings.

        Total shareholders' equity increased $5.9 million, or 6.2%, to $101.8 million at December 31, 2017. The increase is primarily due to the sale of common stock through a private placement offering of $4.9 million, $1.2 million of stock-based compensation charges, and net income of $2.0 million. These increases were partially offset by the payment of $2.3 million of dividends on our preferred stock and the return of $0.2 million of stock related to a legal settlement.

Assets Under Management

	As of December 31,
(Dollars in thousands)	2017	2016	$ Change	% Change
Client assets under management	$5,374,470	$4,925,939	$448,531	9.1%

        AUM increased $448.5 million, or 9.1%, to $5.4 billion at December 31, 2017, primarily due to large contributions and market gains. Our fiduciary portfolio accounted for $225.1 million, or 50.2%, of the total increase, which is attributed to large contributions at our Fort Collins profit center. The remaining change over the year resulted from a mix of new managed accounts, 401(k) and other retirement accounts, market gains, and contributions at the bank. These increases were slightly offset by several large managed accounts that closed at our capital management segment.

Available for sale securities

        Investments we intend to hold for an indefinite period of time, but not necessarily to maturity, are classified as available-for-sale and are recorded at fair value using current market information from a pricing service, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. All our investments in securities were classified as available-for-sale for the periods presented below. The carrying values of our investment securities classified as available for sale are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders' equity. The following table summarizes the amortized cost and estimated fair value of our investment securities as of December 31, 2017:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available-for-sale:
U.S. treasury and federal agency	$250	$—	$(1)	$249
Government National Mortgage
Association ("GNMA") mortgage-backed securities—residential	42,001	27	(1,192)	40,836
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	9,736	13	(296)	9,453
Corporate collateralized mortgage obligations and mortgage-backed securities	1,529	—	(50)	1,479
Small Business Investment Company	930	—	—	930
Equity mutual funds	750	—	(47)	703

Total securities available-for-sale	$55,196	$40	$(1,586)	$53,650

        The following table summarizes the amortized cost and estimated fair value of our investment securities as of December 31, 2016:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available-for-sale:
U.S. treasury and federal agency	$251	$—	$(2)	$249
GNMA mortgage-backed securities—residential	79,872	112	(1,276)	78,708
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	11,867	33	(367)	11,533
Corporate collateralized mortgage obligations and mortgage-backed securities	5,873	27	(165)	5,735
Small Business Investment Company	721	—	—	721
Equity mutual funds	750	—	(41)	709

Total securities available-for-sale	$99,334	$172	$(1,851)	$97,655

        The following table represents the book value of our contractual maturities and weighted average yield for our investment securities as of the dates presented. Contractual maturities may differ from expected maturities because issuers can have the right to call or prepay obligations without penalties. Our investments are taxable securities. Weighted average yields are not presented on a taxable equivalent basis.

	Maturity as of December 31, 2017
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available for sale:
U.S. treasury and federal agency	$250	—%	$—	—%	$—	—%	$—	—%
Government National Mortgage Association ("GNMA") mortgage-backed securities—residential	—	—	—	—	—	—	42,001	1.88%
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	—	—	—	—	—	—	9,736	0.45%
Corporate collateralized mortgage obligations and mortgage-backed securities	—	—	—	—	—	—	1,529	0.06%

Total available for sale	$250	—%	$—	—%	$—	—%	$53,266	2.39%

	Maturity as of December 31, 2016
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available for sale:
U.S. treasury and federal agency	$251	—%	$—	—%	$—	—%	$—	—%
Government National Mortgage Association ("GNMA") mortgage-backed securities—residential	—	—	—	—	2,696	0.06%	77,176	1.92%
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	—	—	1,085	0.03%	—	—	10,782	0.29%
Corporate collateralized mortgage obligations and mortgage-backed securities	—	—	—	—	—	—	5,873	0.16%

Total available for sale	$251	—%	$1,085	0.03%	$2,696	0.06%	$93,831	2.37%

  Loan Portfolio

        Our primary source of interest income is derived through interest earned on loans to high net worth individuals, and their related commercial interests. Our senior lending and credit team consists of seasoned, experienced personnel. Our officers are well versed in the types of lending in which we are engaged. Underwriting policies and decisions are managed centrally and the approval process is tiered based on loan size, making the process consistent, efficient and effective. The management team and credit culture demands prudent, practical, and conservative approaches to all credit requests in compliance with the loan policy guidelines to ensure strong credit underwriting practices.

        As of December 31, 2017, total loans were $813.7 million, an increase of $140.9 million, or 20.9%, compared to $672.8 million as of December 31, 2016. These increases were primarily due to our continued organic growth in our market areas and growth in our commercial and residential mortgage loans.

        In addition to originating loans for our own portfolio, we conduct mortgage banking activities in which we originate and sell, servicing-released, whole loans in the secondary market. Our mortgage banking loan sales activities are primarily directed at originating single family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding. The level of future loan originations, loan sales and loan repayments depends on overall credit availability, the interest rate environment, the strength of the general economy, local real estate markets and the housing industry, and conditions in the secondary loan sale market. The amount of gain or loss on the sale of loans is primarily driven by market conditions and changes in interest rates, as well as our pricing and asset liability management strategies. As of December 31, 2017 and 2016, we had available-for-sale $22.9 million and $8.0 million, respectively, in residential mortgage loans we originated.

        At December 31, 2017 and 2016, total loans, excluding loans held-for-sale, as a percentage of deposits were 98.8% and 88.4%, respectively, and as a percentage of assets were 83.0% and 72.7%, respectively.

        The following table summarizes our loan portfolio by type of loan as of the dates indicated, in thousands:

	As of December 31,
	2017		2016		2015		2014		2013
(Dollars in thousands)	$	%	$	%	$	%	$	%	$	%
Cash, Securities and Other	$131,756	16.2%	$111,966	16.7%	$137,523	22.6%	$115,805	21.8%	$97,732	20.2%
Construction and development	24,914	3.1%	39,702	5.9%	28,632	4.7%	16,618	3.1%	10,580	2.2%
1 - 4 Family Residential	282,014	34.7%	242,221	36.0%	184,477	30.3%	162,672	30.6%	154,627	31.9%
Non-Owner Occupied CRE	176,987	21.8%	152,317	22.7%	142,217	23.3%	124,542	23.4%	94,580	19.5%
Owner Occupied CRE	92,742	11.4%	62,879	9.4%	62,893	10.3%	51,021	9.6%	55,948	11.5%
Commercial and Industrial	104,284	12.8%	62,940	9.3%	54,087	8.8%	61,776	11.5%	71,017	14.7%

Total loans held for investment(1)	$812,697	100%	$672,025	100%	$609,829	100%	$532,434	100%	$484,484	100%

Total loans held for sale	$22,940		$8,053		$19,903		$—		$—

(1)
Loans held for investment are net of deferred loan fees of $1.0 million, $0.8 million, $0.6 million, $0.1 million and $0.2 million as of December 31, 2017, 2016, 2015, 2014, and 2013.
  •
  Cash, Securities and Other—consists of consumer and commercial purpose loans that are primarily secured by securities managed and under custody with us, cash on deposit with us or life insurance policies. In addition, loans in this portfolio are collateralized with other sources of consumer collateral and an immaterial amount of each loan may be unsecured. This segment of our portfolio is affected by a variety of local and national economic factors affecting borrowers' employment prospects, income levels, and overall economic sentiment.

  •
  Construction and Development—consists of loans to finance the construction of residential and non-residential properties. These loans are dependent on the strength of the industries of the related borrowers and the risks consistent with construction projects.

  •
  1-4 Family Residential—consists of loans and home equity lines of credit secured by 1-4 family residential properties. These loans typically enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner. In addition, some borrowers secure a commercial purpose loan with owner occupied or non-owner occupied 1-4 family residential properties. Loans in this segment are dependent on the industries tied to these loans as well as the national and local economies, and local residential and commercial real estate markets.

  •
  Commercial Real Estate, Owner Occupied and Non-Owner Occupied—consists of commercial loans collateralized by real estate. These loans may be collateralized by owner occupied or non-owner occupied real estate, as well as multi-family residential real estate. These loans are dependent on the strength of the industries of the related borrowers and the success of their businesses.

  •
  Commercial and Industrial—consists of commercial and industrial loans, including working capital lines of credit, permanent working capital term loans, business asset loans, acquisition, expansion and development loans, and other loan products, primarily in our target markets. This portfolio primarily consists of term loans and lines of credit which are dependent on the strength of the industries of the related borrowers and the success of their businesses.

        The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of the date indicated are summarized in the following tables, in thousands and excluding deferred loan fees:

	As of December 31, 2017
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Cash, Securities and Other	$1,775	$120,866	$9,115	$131,756
Construction and development	1,959	21,591	1,364	24,914
1 - 4 Family Residential	5,926	129,511	146,577	282,014
Non-Owner Occupied CRE	750	97,990	78,247	176,987
Owner Occupied CRE	0	29,152	63,590	92,742
Commercial and Industrial	6,728	77,269	20,287	104,284

Total loans	$17,138	$476,379	$319,180	$812,697

Amounts with fixed rates	$6,274	$258,233	$169,950	$434,457
Amounts with floating rates	10,864	218,146	149,230	378,240

Total loans	$17,138	$476,379	$319,180	$812,697

	As of December 31, 2016
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Cash, Securities and Other	$2,129	$101,359	$8,478	$111,966
Construction and development	3,416	32,845	3,441	39,702
1 - 4 Family Residential	1,188	143,922	97,111	242,221
Non-Owner Occupied CRE	0	84,833	67,484	152,317
Owner Occupied CRE	0	29,500	33,379	62,879
Commercial and Industrial	6,752	52,285	3,903	62,940

Total loans	$13,485	$444,744	$213,796	$672,025

Amounts with fixed rates	$1,743	$255,695	$129,596	$387,034
Amounts with floating rates	11,742	189,049	84,200	284,991

Total loans	$13,485	$444,744	$213,796	$672,025

  Nonperforming Assets

        Non-performing assets include loans past due 90 days or more and still accruing interest, non-accrual loans, and OREO. The accrual of interest on loans is discontinued at the time the loan becomes 90 or more days delinquent unless the loan is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual status or charged off if collection of interest or principal is considered doubtful.

        OREO represents assets acquired through, or in lieu of, foreclosure. The amounts reported as OREO are supported by recent appraisals, with the appraised values adjusted, where applicable, for expected transaction fees likely to be incurred upon sale of the property. We incur recurring expenses relating to OREO in the form of maintenance, taxes, insurance and legal fees, among others, until the OREO parcel is disposed. While disposition efforts with respect to our OREO are generally ongoing, if these properties are appraised at lower-than-expected values or if we are unable to sell the properties at the prices for which we expect to be able to sell them, we may incur additional losses.

        We had $4.8 million in nonperforming assets as of December 31, 2017 compared to $6.4 million in December 31, 2016. The $1.6 million decrease in our nonperforming assets was primarily a result of the sale of an $2.1 million OREO property in 2017.

        The following table presents information regarding nonperforming loans at December 31:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Non-accrual loans by category
Cash, Securities and Other	$—	$—	$249	$283	$—
Construction and development	—	—	—	—	—
1 - 4 Family Residential	1,171	—	2,325	3,974	1,105
Non-Owner Occupied CRE	—	—	225	2,448	1,340
Owner Occupied CRE	—	—	—	—	—
Commercial and Industrial	1,835	3,607	4,492	591	—

Total non-accrual loans	3,006	3,607	7,291	7,296	2,445
TDR's	1,113	2,187	4,452	8,735	10,726

Total non-performing loans	4,119	5,794	11,743	16,031	13,171

Accruing loans 90 or more days past due	$1,217	—	—	—	—
OREO	658	2,836	3,016	4,573	5,347

Total nonperforming assets	$5,994	$8,630	$14,759	$20,604	$18,518

Ratio of non-performing loans to total loans(1)	0.51%	0.86%	1.92%	3.01%	2.72%
Ratio of non-performing assets to total assets	0.62%	0.94%	1.72%	2.74%	2.66%
Allowance as a percentage of non-performing loans	176.90%	111.80%	50.72%	37.18%	36.74%

(1)
Excludes loans held for sale of $22.9 million, $8.1 million, $19.9 million, $0 million and $0 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

  Potential Problem Loans

        We categorize loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk on a quarterly basis, which are segregated into the following definitions for risk ratings:

        Special Mention—Loans classified as special mention have a potential weakness or borrowing relationships that require more than the usual amount of management attention. Adverse industry conditions, deteriorating financial conditions, declining trends, management problems, documentation deficiencies or other similar weaknesses may be evident. Ability to meet current payment schedules may be questionable, even though interest and principal are still being paid as agreed. The asset has potential weaknesses that may result in deteriorating repayment prospects if left uncorrected. Loans in this risk grade are not considered adversely classified.

        Substandard—Substandard loans are considered "classified" and are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Loans in this category may be placed on non-accrual status and are evaluated for impairment.

        Doubtful—Loans graded Doubtful are considered "classified" and have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. However, the amount or certainty of eventual loss is not known because of specific pending factors.

        Loans not meeting any of the three criteria above are considered to be pass-rated loans.

        The following table presents, by class and by credit quality indicator, the recorded investment in our loans:

	As of December 31, 2017				As of December 31, 2016
(Dollars in thousands)	Pass	Special Mention	Substandard	Total	Pass	Special Mention	Substandard	Total
Cash, Securities and Other	$131,756	$—	$—	$131,756	$111,966	$—	$—	$111,966
Construction and Development	23,756	1,158	—	24,914	38,686	1,016	—	39,702
1 - 4 Family Residential	279,424	—	2,590	282,014	228,870	13,351	—	242,221
Non-Owner Occupied CRE	174,794	—	2,193	176,987	152,317	—	—	152,317
Owner Occupied CRE	92,742	—	—	92,742	62,879	—	—	62,879
Commercial and Industrial	93,624	114	10,546	104,284	56,902	664	5,374	62,940

Total	$796,096	$1,272	$15,329	$812,697	$651,620	$15,031	$5,374	$672,025

  Allowance for Loan Losses

        The allowance for loan losses is established through a provision for credit losses, which is a noncash charge to earnings. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and dollar volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        As of December 31, 2017, the allowance for loan losses totaled $7.3 million, or 0.9%, of total loans. As of December 31, 2016, the allowance for loan losses totaled $6.5 million, or 1.0%, of total loans.

        The following table presents summary information regarding our allowance for loan losses for the periods indicated:

	As of and for the years ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Average loans outstanding(1)	$740,903	$647,228	$563,802	$471,743	$469,703

Gross loans outstanding at end of period	$813,689	$672,815	$610,416	$532,537	$484,707

Allowance for loan losses at beginning of period	$6,478	$5,956	$5,960	$4,839	$9,413
Provision for (recovery of) loan losses	788	985	1,071	1,455	(1,676)
Charge offs:
Cash, Securities and Other	—	124	—	94	4
Construction and development	—	—	—	—	1,244
1 - 4 Family Residential	—	—	4	74	2,731
Non-Owner Occupied CRE	—	—	938	344	342
Owner Occupied CRE	—	—	—	—	—
Commercial and Industrial	—	687	375	—	—

Total charge-offs	—	811	1,317	512	4,321

Recoveries:
Cash, Securities and Other	10	17	116	44	—
Construction and development	—	163	—	24	117
1 - 4 Family Residential	11	33	126	84	1,285
Non-Owner Occupied CRE	—	135	—	15	18
Owner Occupied CRE	—	—	—	—	—
Commercial and Industrial	—	—	—	11	3

Total recoveries	21	348	242	178	1,423

Net charge-offs (recoveries)	(21)	463	1,075	334	2,898

Allowance for loan losses at end of period	$7,287	$6,478	$5,956	$5,960	$4,839

Ratio of allowance to end of period loan	0.89%	1.10%	1.33%	1.24%	2.19%
Ratio of net charge-offs to average loans(1)	0.00%	0.07%	0.19%	0.07%	0.62%

(1)
Average balances are average daily balances.

        The following table represents the allocation of the allowance for loan losses among loan categories other summary information. The allocation for loan losses by category should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The allocation of a portion of the allowance for loan losses to one category of loans does not preclude its availability to absorb losses in other categories.

	As of December 31,
	2017		2016		2015		2014		2013
(Dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Cash, Securities and Other	$1,066	14.6%	$846	13.1%	$1,175	19.7%	$1,328	22.3%	$944	19.5%
Construction and development	202	2.8%	301	4.6%	242	4.1%	150	2.5%	93	1.9%
1 - 4 Family Residential	2,283	31.3%	1,833	28.3%	1,539	25.8%	1,434	24.1%	1,379	28.5%
Non-Owner Occupied CRE	1,433	19.7%	1,153	17.8%	1,199	20.1%	1,288	21.6%	833	17.2%
Owner Occupied CRE	751	10.3%	476	7.3%	531	8.9%	461	7.7%	489	10.1%
Commercial and Industrial	1,552	21.3%	1,869	28.9%	1,270	21.4%	1,299	21.8%	1,101	22.8%

Total allowance for loan losses	$7,287		$6,478		$5,956		$5,960		$4,839

(1)
Excludes average outstanding balances of loans held for sale of $15.5 million, $14.0 million, $10.0 million, $0 million and $0 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

(2)
Excludes loans held for sale of $22.9 million, $8.1 million, $19.9 million, $0 million and $0 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

  Deferred Tax Assets

        Deferred tax assets represent the differences in timing of when items are recognized for GAAP purposes as opposed to tax purposes, as well as our net operating losses. As a result of the 2017 Tax Reform, our deferred tax assets, which are valued based on the amounts that are expected to be recovered in the future utilizing the tax rates in effect at the time recognized, was reduced by $1.2 million.

  Deposits

        Our deposit products include money market accounts, time-deposit accounts (typically certificates of deposit), business and personal demand deposit accounts (checking accounts), and saving accounts. Our accounts are federally insured by the FDIC up to the legal maximum. Total deposits increased by $62.2 million, or 8.3%, to $816.1 million at December 31, 2017. This deposit growth has resulted from our general deposit growth initiatives, the cross-selling of products and the skills of our sales and service team. Growth has primarily been in time deposits and money markets.

        Total average deposits for the year ended December 31, 2017 were $780.0 million, an increase of $39.5 million, or 5.3%, compared to $740.4 million as of December 31, 2016, primarily due to continued growth in our primary market areas as well as additional deposits added from our trust and investment management relationships for which we also provide deposit products. The increase in average rates in 2017 and 2016 was driven primarily by an increase in market rates and competition.

        The following table presents the average balances and average rates paid on deposits for the periods below:

	Years Ended December 31,
	2017		2016
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Deposits
Money market deposit accounts	$282,967	0.57%	$275,518	0.35%
Demand deposit accounts	71,921	0.17%	71,103	0.20%
Certificates and other time deposits > $250k	86,865	0.77%	85,702	0.61%
Certificates and other time deposits < $250k	130,949	1.15%	134,346	1.00%

Total time deposits	217,814	0.94%	220,048	0.83%
Savings accounts	1,604	0.04%	1,641	0.00%

Total interest-bearing deposits	574,307	0.66%	568,310	0.51%
Noninterest-bearing accounts	205,604		172,102

Total deposits	$779,910	0.48%	$740,412	0.39%

        Average noninterest-bearing deposits to average total deposits for the years ended December 31, 2017 and 2016 was 26.4% and 23.2%.

        Costs to fund interest-bearing assets primarily include the volume of interest-bearing and noninterest-bearing deposits, changes in market interest rates, and economic conditions in our primary market areas and their related impact on interest paid on deposits. Cost of funds is calculated as total interest expense divided by average total deposits plus average total borrowings. Our cost of funds was 0.90% and 0.81% in 2017 and 2016, respectively. The increase in our cost of funds for 2017 and 2016 was primarily due to an increase in our average rates on interest-bearing deposits from 0.51% in 2016 to 0.66% in 2017. This increase is primarily due to the impact of increases in the federal funds rates.

        Total money market accounts as of December 31, 2017 were $331.0 million, an increase of $70.2 million, or 26.9%, compared to $260.8 million as of December 31, 2016. This increase was primarily due to us transferring cash balances to manage liquidity.

        Total certificates and other time deposits as of December 31, 2017 were $210.3 million, an increase of $12.1 million, or 5.4%, over December 31, 2016. This increase was primarily a result of clients increasing deposits balances in time deposits to take advantage of the Federal Reserve rate increases throughout 2017.

        The following table represents the amount of certificates of deposit by time remaining until maturity as of December 31, 2017:

(Dollars in thousands)
Years Ended December 31:
2018	$170,959
2019	27,256
2020	7,413
2021	3,332
2022	1,332
Thereafter	—

$210,292

  Borrowings

        We have short-term and long-term borrowing sources available to supplement deposits and meet our liquidity needs. As of December 31, 2017 and 2016, borrowings totaled $42.0 million and $57.6 million. The table below presents balances of each of the borrowing facilities as of the periods indicated:

	December 31,
(Dollars in thousands)	2017	2016
Borrowings
Federal Home Loan Bank Topeka borrowings	$28,563	$37,000
Convertible subordinated debentures	—	4,749
Subordinated notes	13,435	13,150
Credit note payable	—	2,736

	$41,998	$57,635

        FHLB Topeka.    We have a blanket pledge and security agreement with the FHLB Topeka that requires certain loans and securities be pledged as collateral for any outstanding borrowings under the agreement. The collateral pledged as of December 31, 2017 and 2016 amounted to $361.7 million and $227.4 million. Based on this collateral together with our ownership of FHLB Topeka stock, we are eligible to borrow an additional $196.6 million at December 31, 2017.

        Subordinated Debentures.    In 2005, 2006 and 2007, we issued convertible subordinated debentures to Scott Wylie, our Chairman, Chief Executive Officer and President and Warren Olsen, our Chief Investment Officer at the time of issuance. The convertible subordinated debentures were convertible into our common stock at fixed rates of exchange during the contract term, accrued interest which was compounded annually, and were subject to certain conditions. In exchange for the issuance of the debentures, we received promissory notes from the officers with like terms to the issued debentures. At the date of issuance, the difference between the fair value and the face amount of each instrument was accounted for as a premium, which was amortized over the 10-year term within interest expense. The promissory notes were required to be prepaid prior to any conversion of the convertible subordinated debentures to common stock. The number of shares of common stock into which these debentures were convertible was determined by dividing the outstanding principal and accrued but unpaid interest at the time of the conversion by the conversion price. As of December 31, 2017, none of the debentures or related promissory notes remain outstanding as they were all exercised or expired unexercised. Additional information on the debentures is included in Note 9—Borrowings to the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

        Subordinated Notes.    In 2012, we issued $7.6 million of subordinated notes to various investors which are due in 2020 (the "subordinated notes due 2020"). The subordinated notes due 2020 accrue interest at a fixed rate of 8.0% per annum, mature in July 2020, are redeemable at our option after July 2015 (none of the subordinated notes due 2020 were redeemed in 2017 and $0.8 million were redeemed in 2016), and pay interest quarterly. If the subordinated notes due 2020 are redeemed after 3 years, we would pay a premium of 3.0% of par, which declines 1.0% each year thereafter. We paid $15,000 of premiums related to the subordinated notes due 2020 that were redeemed in 2016. After six years (July 2018) we can repay the subordinated notes due 2020 with no premium.

        In 2017 and 2016, we issued $0.3 million and $6.3 million of subordinated notes to various investors which are due in 2026 (the "subordinated notes due 2026"). The subordinated notes due 2026 accrue interest at a rate of 7.25% per annum until December 31, 2021, at which time the rate will adjust each quarter to the then current 90 day London Interbank Offered Rate ("LIBOR") plus 587 basis points, mature on December 31, 2026, are redeemable at our option after January 1, 2022, and pay interest quarterly.

        For the years ended December 31, 2017 and 2016, we recorded $1.0 million and $0.7 million of interest expense related to the subordinated notes due 2026 and the subordinated notes due 2020. The subordinated notes due 2026 and the subordinated notes due 2020 are included in Tier 2 capital under current regulatory guidelines and interpretations, subject to limitations.

        Credit and Term Promissory Notes and Bankers Bank of the West.    On July 31, 2014, we entered into an Amended and Restated Promissory Note (the "Promissory Note") and an Amended and Restated Revolving Credit Note (the "Credit Note") with a correspondent lending partner, Bankers Bank of the West. Both the Promissory Note and Credit Note matured on March 31, 2015. On March 31, 2015, the Promissory Note and Credit Note maturity dates were extended to March 31, 2017, then on March 31, 2017, the Promissory Note and Credit Note maturity dates were extended to March 31, 2018. The Promissory Note and Credit Note are secured by stock of the Bank and bear interest at the 30 day LIBOR plus 4.0%. As of December 31, 2017, there were no amounts outstanding on either the Promissory Note or the Credit Note. At December 31, 2016, $3.9 million was outstanding on the Credit Note and $0 was outstanding on the Promissory Note. The interest rate on the Credit Note and Promissory Note was 4.24% at December 31, 2016.

        Short-term borrowings consist of debt with maturities of one year or less. Our short term borrowings consist of an FHLB line of credit. The following table is a summary of our short term borrowings as of and for the period presented.

(Dollars in thousands)	As of and for the Years Ended December 31, 2017
Short-term borrowings:
Maximum outstanding at any month-end during the period	$66,563
Balance outstanding at end of period	$8,563
Average outstanding during the period	$31,237
Average interest rate during the period	1.20%
Average interest rate at the end of the period	1.10%

        As of December 31, 2017 and 2016, we had two unsecured federal funds lines of credit with up to $13.0 million and $25.0 million, respectively, available to us under such federal funds lines. As of December 31, 2017 and 2016, there were no amounts drawn on either federal funds line.

        Our borrowing facilities include various financial and other covenants, including, but not limited to, a requirement that the Bank maintains regulatory capital that is deemed "well capitalized" by federal banking agencies. As of December 31, 2017 and 2016, the Company was in compliance with the covenant requirements.

  Liquidity and Capital Resources

        Liquidity resources primarily include interest-bearing and non-interest bearing deposits which primarily contribute to our ability to raise funds to support asset growth, acquisitions, and meet deposit withdrawals and other payment obligations. Access to purchased funds primarily include borrowing from FHLB Topeka and from correspondent banks. The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the period indicated. For the years ended December 31, 2017 and 2016, average assets were $954.3 million and $894.8 million.

	Average Percentage for the Years Ended December 31,
	2017	2016
Sources of Funds:
Deposits:
Noninterest-bearing	21.53%	19.23%
Interest-bearing	60.15%	63.51%
Federal Home Loan Bank Topeka borrowings	5.37%	3.56%
Convertible subordinated debentures	0.25%	1.44%
Subordinated notes	1.40%	0.95%
Promissory and Credit Note	0.09%	0.37%
Other liabilities	0.74%	0.84%
Shareholders' equity	10.47%	10.10%

Total	100.00%	100.00%

Uses of Funds:
Total loans	77.45%	73.51%
Available-for-sale securities	9.86%	9.11%
Mortgage loans held for sale	1.33%	2.13%
Promissory notes from related parties	0.85%	2.05%
Interest-bearing deposits in other financial institutions	3.33%	5.70%
Non-interest earning assets	7.18%	7.50%

Total	100.00%	100.00%

Average noninterest-bearing deposits to average deposits	26.36%	23.24%
Average loans to average deposits	94.81%	88.84%
Total interest-bearing deposits to total deposits	73.64%	76.76%

        Our primary source of funds is interest-bearing and noninterest-bearing deposits, and our primary use of funds is loans and available-for-sale securities. We do not expect a change in the primary source or use of our funds in the foreseeable future.

  Capital Resources

        Total shareholders' equity increased by $5.9 million, or 6.2%, to $101.8 million at December 31, 2017. This increase was primarily the result of the sale of 187,000 shares of common stock through a private placement for $4.9 million in cash, $1.2 million of stock-based compensation, and $2.0 million in net earnings for the period. These increases were partially offset by the payment of $2.3 million of dividends on our preferred stock and the return of $0.2 million of stock related to a legal settlement. Although it did not impact total equity, during 2017, $0.5 million of Series D preferred stock, 5,000 shares, converted into 17,500 shares common stock, which the holder of the Series D preferred stock also received a Make Whole Right upon conversion. See "Certain Relationships and Related Persons Transactions—Make Whole Rights" for additional discussion of the Make Whole Right. Additionally, although the shares were legally issued, the 105,264 shares of common stock with a value of $3.0 million issued to EMC for the acquisition of the mortgage operations from EMC are reflected as outstanding, but the $3.0 million will be amortized to expense, with the offset being paid in capital, as the shares are vested or earned as more fully described in Note 2—Acquisitions in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

        We are subject to various regulatory capital adequacy requirements at a consolidated level and the bank level. These requirements are administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and, additionally for banks, the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

        Capital levels are viewed as important indicators of an institution's financial soundness by banking regulators. Generally, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As of December 31, 2017 and 2016, our holding company and Bank were in compliance with all applicable regulatory capital requirements, and the Bank was classified as "well capitalized," for purposes of the prompt corrective action regulations. As we continue to grow our operations and maintain capital requirements, our regulatory capital levels may decrease depending on our level of earnings. We continue to monitor growth and control our capital activities in order to remain in compliance with all applicable regulatory capital standards.

        The following table presents our regulatory capital ratios for the dates noted, in thousands.

	December 31,
	2017		2016
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Common Equity Tier 1(CET1) to risk-weighted assets
Bank	$77,879	9.81%	$63,602	9.20%
Consolidated Company	52,703	6.56%	44,140	6.28%
Tier 1 capital to risk-weighted assets
Bank	77,879	9.81%	63,602	9.20%
Consolidated Company	70,573	8.79%	59,267	8.43%
Total capital to risk-weighted assets
Bank	85,304	10.75%	70,206	10.16%
Consolidated Company	93,903	11.70%	84,880	12.07%
Tier 1 capital to average assets
Bank	77,879	8.27%	63,602	7.63%
Consolidated Company	70,573	7.41%	59,267	7.00%

  Contractual Obligations and Off-Balance Sheet Arrangements

        We enter into credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments may expire without being utilized. Our exposure to credit loss is represented by the contractual amount of these commitments, although material losses are not anticipated. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

        The following table presents future contractual obligations to make future payments with respect to borrowings for the periods indicated as of December 31, 2017.

	As of December 31, 2017
	1 year or less	More than 1 year but less than 3 years	More than 3 years but less than 5 years	5 years or more	Total
FHLB Topeka	$18,563	$10,000	$—	$—	$28,563
Subordinated notes	—	6,875	—	6,560	13,435

Total	$18,563	$16,875	$—	$6,560	$41,998

        The following presents financial instruments whose contract amounts represent credit risk, as of the periods indicated.

	December 31,
	2017		2016
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$42,971	$218,536	$52,678	$180,951
Standby letters of credit	$40	$15,532	$187	$17,376
Commitments to make loans	$4,596	$20,572	$—	$5,660

        We may enter into contracts for services in the conduct of ordinary business operations, which may require payment for services to be provided in the future and may contain penalty clauses for early termination of the contracts. We do not believe these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have an effect on future operations.

  Interest Rate Sensitivity and Market Risk

        Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in lending, investing and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes.

        Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within established guidelines of acceptable levels of risk-taking.

        Interest rate risk is addressed by our board of directors. The board monitors interest rate risk by analyzing the potential impact on the net economic value of equity and net interest income from potential changes in interest rates, and considers the impact of alternative strategies or changes in balance sheet structure. We manage our balance sheet in part to maintain the potential impact on economic value of equity and net interest income within acceptable ranges despite changes in interest rates.

        Our exposure to interest rate risk is reviewed at least quarterly by the board of directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the change in economic value of equity in the event of hypothetical changes in interest rates. If potential changes to net economic value of equity and net interest income resulting from hypothetical interest rate changes are not within the limits established by our board of directors, the board of directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

        The following table summarizes the sensitivity in net interest income and fair value of equity over the periods indicated, using a non-parallel ramp scenario.

	As of December 31, 2017		As of December 31, 2016
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
300	1.95%	(2.94)%	7.87%	1.62%
200	1.85%	0.56%	5.78%	3.64%
100	1.76%	2.16%	3.65%	4.10%
Base	0.00%	0.00%	0.00%	0.00%
–100	(7.74)%	(10.59)%	(4.30)%	(11.79)%

        The model simulations as of December 31, 2017 imply that our balance sheet is less asset sensitive compared to our balance sheet as of December 31, 2016. The change to a less asset sensitive position over the period is due to an increase in longer term fixed and variable rate loans, funded through short term liabilities. Interest bearing deposits increased significantly over this period, in which money market and savings accounts made up for 40.8% of the total deposit mix as of December 31, 2017, compared to 34.8% as of December, 31, 2016.

        Although the simulation model is useful in identifying potential exposure to interest rate changes, actual results for net interest income and economic value of equity may differ. There are a variety of factors that can impact the outcomes such as timing and magnitude of interest rate changes, asset and liability mix, pre-payment speeds, and decay rates that differ from our projections. Additionally, the results do not account for actions implemented to manage our interest rate risk exposure.

  Impact of Inflation

        Our consolidated financial statements and related notes included within this prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

        Our assets and liabilities are substantially monetary in nature. Therefore, changes in interest rates can significantly impact on our performance beyond the general effects of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of general goods and services, while other operating expenses can be correlated with the impact of general levels of inflation.

  Critical Accounting Policies

        Our accounting policies and procedures are described in Note 1—Organization and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

General

        We have a seasoned executive management team and board of directors. Our board of directors is composed of nine directors who are elected by our shareholders at each annual meeting of shareholders for a term of one year. Our directors hold office until the next annual meeting of shareholders following their election and thereafter until their successor shall have been elected and qualified. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

        The board of directors of the Bank consists of nine directors, each of whom also serves on our board of directors. As the sole shareholder of the Bank, we elect the directors of the Bank annually for a term of one year. Directors of the Bank hold office until the next annual meeting of shareholders following their election and thereafter until their successor shall have been elected and qualified.

Our Directors and Executive Officers

        The following table states our directors' names, their ages as of December 31, 2017, and the years that they began serving as directors of the Company.

Name	Position(s)	Age at December 31, 2017	Director Since
Scott C. Wylie	Chairman, Chief Executive Officer and President	60	2002
Julie A. Caponi	Director	56	2017
David R. Duncan	Director	52	2011
Thomas A. Gart	Director	59	2013
Patrick H. Hamill	Director	58	2004
Luke A. Latimer	Director	41	2015
Eric D. Sipf	Director	69	2003
Mark L. Smith	Director	66	2002
Joseph C. Zimlich	Director, Lead Director	58	2004

        The following table sets forth information regarding our executive officers and their ages as of December 31, 2017.

Name	Position(s)	Age at December 31, 2017
Scott C. Wylie	Chairman, Chief Executive Officer and President of the Company and the Bank	60
Julie A. Courkamp	Chief Financial Officer and Treasurer of the Company and the Bank	38
Dawn M. Thompson	Chief Credit Officer of the Bank	57

        In addition to our executive officers, our business is managed by other highly qualified and experienced bankers, who report directly to Mr. Wylie and oversee various aspects of our organization including lending, credit administration, treasury services, finance, operations, information technology, regulatory compliance and risk management. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions. The depth of our team's experience, market knowledge and long-term relationships in our markets provide us with a steady source of referral business. The following table sets forth information regarding our senior leadership team and their ages as of December 31, 2017.

Name	Position(s) with the Bank	Age at December 31, 2017
Gary B. Lutz	President of Product Groups	55
John E. Sawyer	Chief Investment Officer	48
Dawn M. Thompson	Chief Credit Officer	57
Joshua M. Wilson	Regional President, Colorado/Wyoming	40
Daniel C. Thompson	Regional President, Arizona/California	48

The Business Background of Our Directors and Executive Officers

        The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

  Our Directors

        Julie A. Caponi.    Ms. Caponi is a Certified Public Accountant. She retired in 2017 from Arconic, Inc. (formerly known as Alcoa Inc.), a manufacturer of engineered products from aluminum and other lightweight metals, after serving in a number of finance leadership roles. In her seventeen years at Arconic, Ms. Caponi served as Assistant Treasurer, Vice President-Audit and Assistant Controller. Before joining Arconic, she was an audit partner at Deloitte, principally serving clients in the financial services industry. Since 2007, she has served as a director of First Commonwealth Financial Corporation, an NYSE-listed financial holding company, where she chairs the Audit Committee and is a member of the Compensation and Human Resources Committee. She is also a director of First Commonwealth Bank. Ms. Caponi earned a Bachelor of Science in Accounting from the Indiana University of Pennsylvania. Ms. Caponi's qualifications for service on our board of directors include her leadership, audit and public bank holding company board experience. Her knowledge of financial accounting, auditing and internal controls is also beneficial to our board of directors.

        David R. Duncan.    Mr. Duncan has been President and Chief Executive Officer of Silver Oak Cellars since 2002. He is also a Managing Partner of Twomey Cellars and the Proprietor of Ovid Winery. He also is President of Denver-based Duncan Oil, Inc. where he has served since 1988. Mr. Duncan is the former Chapter Chairman and member of the Northern California Chapter of the Young Presidents Organization. Mr. Duncan is also involved in the community serving as Chairman of the board of the St. Helena Hospital Foundation, Co-Chair of the capital campaign for the Saint Helena Montessori School and has been on the board the Napa Valley Vintners, serving as Chairman in 2014. Mr. Duncan earned a Bachelor of Arts from the University of Notre Dame and a Master of Business Administration from the University of Denver. Mr. Duncan's qualifications for service on our board of directors include his experience as an entrepreneur, business leader, board member and manager in private equity and growth company investments. He also has extensive experience and knowledge of the operation of family businesses.

        Thomas A. Gart.    Mr. Gart is President of The Gart Companies, which is a private equity investment company focusing on real estate and specialty retail that he co-founded in 1993. Mr. Gart's career started with Gart Brothers Sporting Goods Company, a three generation family owned and operated business founded in 1927 by Mr. Gart's grandfather, where Mr. Gart was President and Chief Operating Officer from 1985 until the company's sale in 1992. Mr. Gart currently serves on the board of National Jewish Hospital and is an emeritus board member of the Colorado Chapter of The Nature Conservancy. Mr. Gart is a member of the World Presidents Organization (WPO), holds a Bachelor of Arts with honors from Stanford University and a Master of Business Administration from Harvard University Graduate School of Business. Mr. Gart brings a sophisticated financial background with leadership experience in family businesses and private equity investing across a broad range of industries. He also has a deep background in real estate and specialty retail.

        Patrick H. Hamill.    Mr. Hamill is Chairman and Chief Executive Officer of Oakwood Homes, LLC, which he founded in 1991 and sold to Berkshire Hathaway in 2017. Mr. Hamill's other interests include Bright Door Properties, PHH Equipment Leasing, Green Valley Ranch Golf Club, and GVR Landscape. Mr. Hamill founded the BuildStrong Foundation, which focuses on early childhood education, along with work force development. BuildStrong founded the Colorado Homebuilding Academy which trains workers for careers in the housing industry. Mr. Hamill has served in various civic positions including: Vice-Chair of Metropolitan Football Stadium District, Trustee at the University of Denver, Boys & Girls Club of Metro Denver, and National Trustee of First Tee of America. Mr. Hamill has been recognized over the years for various honors and recognitions; Professional Achievement Award through the University of Denver's Founders Day in 1999, Champion for Youth Boys & Girls Club in 2007, Urban Nights Benefits Homeless Youth Award in August 2016, Colorado "I Have a Dream" Foundation Award in September 2017, Bill Daniels Ethical Leader of the Year Award in October 2017, St. Jude Hope Award in May 2018, and the Hearthstone Builder Humanitarian Award in May 2018, to name a few. Mr. Hamill received a Bachelor of Science in Business Administration from the University of Denver's School of Real Estate and Construction Management. Mr. Hamill's qualifications for service as a director include his entrepreneurial success in business, community leadership and his expertise in real estate, homebuilding and economic development.

        Luke A. Latimer.    Mr. Latimer has served as Chairman, Chief Executive Officer and President of R&L Development, a heavy construction company in New Alexandria, Pennsylvania since 2015. He previously served as Executive Vice President and Treasurer of R&L Development from 1999 to 2015. Mr. Latimer is Chairman, Chief Executive Officer and President of Derry International LTD, Incorporated, a mining company based in New Alexandria, Pennsylvania, and is a General Partner of SML Limited Partnership, a real estate holding and development partnership in New Alexandria, Pennsylvania. Since 2011, he has served as a director of First Commonwealth Financial Corporation, an NYSE-listed financial holding company. He is also a director of First Commonwealth Bank. Mr. Latimer previously served as Chairman of First National Bank of Santa Fe and a director of New Mexico Banquest Corporation, a bank and bank holding company in Santa Fe, New Mexico, until May 2013. He earned a Bachelor of Science in Business Management from Saint Vincent College. Mr. Latimer's qualifications for service as a director include his leadership in his family business as well as his experience on multiple bank and bank holding company boards, including a publicly held bank holding company.

        Eric D. Sipf.    Mr. Sipf has more than thirty years of experience running public and private health care services organizations. Retired since 2009, he served as a division president for one of America's largest managed health care companies, PacifiCare (which was acquired by United Healthcare in 2005). Mr. Sipf is on the Board of Trustees of Association for Choice in Education and a member of the Development Committee for Colorado Uplift. Mr. Sipf is a former President of the Colorado HMO Association and a past board member of the Comprecare Foundation, the Southeast Business Partnership, the South Metro Chamber, Aurora Economic Development Council, BankOne Colorado, The TriZetto Group, Intrado, Northern Trust Bank of Colorado, Imerica Life and Health, The Rocky Mountain Adoption Exchange, The Denver Area Council of the Boy Scouts of America and The Denver Museum of Nature and Science. He was also past Chairman of the Aurora Chamber of Commerce. Mr. Sipf is a graduate of Indiana

University and a United States Army veteran having served in Vietnam. As a Certified Public Accountant (inactive), Mr. Sipf's qualifications for service as a director include his extensive experience in the areas of asset management, finance, accounting, control systems, banking relationships, information technology projects and strategic planning. He also has experience serving on several bank and bank holding company boards and has significant merger and acquisition experience.

        Mark L. Smith.    Mr. Smith is a Principal of Slifer Smith and Frampton, which he founded in 1989, and he has over 45 years of experience in real estate development, sales and marketing. He was also a founding principal of both East West Partners and Union Station Neighborhood Company. Mr. Smith was the founder of the Youth Foundation (now Youth Power 365), Platte Forum and the Riverfront Park Community Foundation. Current board affiliations include the Clyfford Still Museum, Colorado Forum, the Riverfront Park Community Foundation and Slifer Smith and Frampton Foundation. Mark was named Ernst and Young Entrepreneur of the Year for the Rocky Mountain Region in 2001, received the first ever Friend of the River award from the Greenway Foundation in 2011, received the Colorado Business Magazine CEO of the Year award in 2014 and has been the recipient of numerous other awards. Mr. Smith holds an undergraduate degree in real estate from Florida International University and a master's degree in management from Nova University. Mr. Smith's qualifications for service as a director include his entrepreneurial success in business, community leadership and expertise in real estate development and economic development. He also has extensive knowledge of the Colorado markets that we serve.

        Scott C. Wylie.    Mr. Wylie has served as the Chairman, Chief Executive Officer and President of the Company and First Western Trust Bank since founding the Company in 2002. Mr. Wylie served as Chairman and Chief Executive Officer of Northern Trust Bank of Colorado from 1998 to 2002 after selling his prior institution, Trust Bank of Colorado, to Northern Trust in 1998. He previously led the acquisition in 1994 of Equitable Bankshares of Colorado, a Denver-based bank holding company with two subsidiary banks now known as Colorado Business Bank. His first bank, Universal Trust, started as a subsidiary of the First Boston Corporation. He organized a 1998 management buyout of that bank, which he renamed The Bank and Trust of Puerto Rico. He also led the buyout of a software company, American Fundware, which, as Chairman, he sold at a significant premium to Intuit in 2001. Mr. Wylie is involved in an array of community organizations and he currently serves on the boards of the Denver Convention Center Hotel Authority, Colorado Succeeds, Roundup River Ranch and the Museum of Contemporary Art Denver. Mr. Wylie earned a Bachelor of Arts from the University of Michigan, a Master of Arts in Economic Development from the School of International Service at American University and a Master of Business Administration from Harvard Graduate School of Business. As our founder and Chief Executive Officer since the inception of the Company, Mr. Wylie's extensive banking, leadership and board experience, as well as his entrepreneurial activities in the financial services and software industries, qualify him to serve on our board of directors.

        Joseph C. Zimlich.    Mr. Zimlich has served as the Chief Executive Officer of Bohemian Companies since 1997. Bohemian Companies, a private family financial office, includes the Bohemian Foundation, a family foundation, and Bohemian Asset Management, an investment management company with public equity, fixed income securities and private equity holdings. Mr. Zimlich provides leadership and oversight to the major program areas of the Bohemian Foundation, including its community programs, civic programs, contemporary music programs and global impact programs; steers the investment and management of more than $1.0 billion in financial assets; and directs the development and management of a family portfolio of early stage value investments and global real estate assets, primarily in eastern Europe. Mr. Zimlich has held board of director-level positions in the following industries: technology, semi-conductors, water filtration, trust, private and commercial banking, food service and venture capital funds. He currently serves as a director of the Bohemian Foundation, Ampt, LLC, Indotek Group and Third Way, and is a member of the Colorado Forum. Mr. Zimlich graduated from the University of Iowa with of Bachelor of Business in Accounting. He is also a Certified Public Accountant and a Human Resources Professional. Mr. Zimlich's qualifications for service as a director include his substantial experience in financial, accounting, governance and human resource matters, as well as his leadership experience developed while serving on numerous boards. He also has an extensive background in investment management and private equity investing.

  Our Senior Leadership Team

        Julie A. Courkamp, Chief Financial Officer.    Ms. Courkamp has served as Treasurer and Chief Financial Officer of the Company and First Western Trust Bank since 2013. She joined the Company in 2006 as its Controller and was promoted to Director of Finance and Accounting in 2010. Ms. Courkamp oversees all accounting and finance functions, including financial performance and reporting, liquidity management and planning, investment portfolio performance and positioning, capital and interest rate risk management, strategic planning, budgeting and forecasting, income taxes, and coordination with external auditors and banking regulators. Ms. Courkamp works directly with our board of directors and banking regulators relative to our current financial position and forecasted performance. She also oversees the activities related to corporate development and mergers and acquisitions, information technology and enterprise risk management. Prior to joining the Company, Ms. Courkamp held positions with PwC in Denver researching issues related to SEC reporting, and coordinating and supervising audits and interim quarterly reviews of public and private companies. Ms. Courkamp holds a Bachelor of Science in Accounting from the University of Colorado at Boulder.

        Gary B. Lutz, Product Group President.    Mr. Lutz joined First Western Trust Bank in 2017 as its Product Group President. In this role, he is responsible for growing and leading our teams of subject matter experts. Specifically, Mr. Lutz provides strong technical skills and knowledge of areas that include banking and finance, while building and leading client-centric teams. Prior to joining the Company, Mr. Lutz was President of a Denver-based boutique wealth management firm providing high net worth clients with comprehensive financial planning and goals-based investing. He was previously an executive for more than 33 years with Wells Fargo and its predecessors in Colorado. Leadership roles included Commercial Banking National Sales Manager, Head of Commercial Banking for Colorado, Wyoming and Montana and Head of the Private Bank/Wealth Management Group in Colorado. Mr. Lutz holds a Bachelor of Science in Business Administration and Finance from the University of Colorado at Boulder.

        John E. Sawyer, Chief Investment Officer.    Mr. Sawyer joined First Western Trust Bank in 2017 as its Chief Investment Officer. In this role, he is responsible for developing our overall investment strategy and leading the Investment Policy Committee, which designs the asset allocation guidelines to be implemented by our portfolio managers. He also directs the firm's partnerships with outside investment managers. Prior to joining the Company, Mr. Sawyer served as Chief Investment and Fiduciary Officer for BBVA Compass Bank, headquartered in Texas, overseeing the company's North American investments with more than $10 billion in assets under management. Mr. Sawyer has held prior executive positions with Credit Suisse, Morgan Keegan & Co. and First Tennessee Capital Markets. Mr. Sawyer holds a Bachelor of Science from the University of Tennessee and a Master of Business Administration from Southern Methodist University. He also holds a Series 65 License and a Chartered Financial Analyst designation.

        Dan C. Thompson, Regional President, Arizona/California.    Mr. Thompson joined First Western Trust Bank in 2004 and has held many senior roles with the Company, including Senior Vice President, Business Development, and President and Chairman of the Scottsdale, Arizona profit center. Today, Mr. Thompson serves as a Regional President covering the areas of Arizona and California. In this role, he is responsible for the overall direction and strategy of those offices, driving profitable growth and operational efficiency and supporting the sales force in achieving its goals. Prior to joining the Company, Mr. Thompson held senior positions with Merrill Lynch and Charles Schwab & Co. Mr. Thompson holds a Bachelor of Science in Finance and Business Administration from the University of Arizona.

        Josh M. Wilson, Regional President, Colorado/Wyoming.    Mr. Wilson joined First Western Trust Bank in 2007 and currently serves as a Regional President, covering the areas of Colorado and Wyoming. In this role, he is responsible for managing the strategy, operations and profitability of those offices. Mr. Wilson partners with each office to ensure high service quality and optimized efficiencies. Prior to this role, Mr. Wilson was Chief Financial Officer of an international oil and gas operating company. He has also held executive positions with Bank One, JP Morgan and Vectra Private Bank. Mr. Wilson holds a Bachelor of Science in Business Administration and Finance from Regis University, as well as Life and Health certifications. He is also a member of the Institute for Private Investors.

Director Independence

        Under the rules of the Nasdaq Global Select Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

        Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Global Select Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Wylie, each of our directors is an "independent director" under the applicable rules.

Lead Independent Director

        Our Corporate Governance Guidelines require that at any time the Chairman of the board of directors is not independent, the board of directors will designate a lead independent director. Mr. Wylie currently serves as our Chairman, Chief Executive Officer and President and Mr. Zimlich currently serves as our lead independent director. As our lead independent director, Mr. Zimlich is required to be independent and is responsible for (i) presiding over executive sessions of the Company or any of our subsidiaries' independent directors, (ii) presiding over meetings of our board of directors when the Chairman is not present, (iii) facilitating information flow and communication between the directors and the Chairman, (iv) consulting with the Chairman and review and advise on the schedules and agendas for meetings of the board of directors along with the information provided to the board of directors in connection with such meetings, (v) being available for consultation and direct communication with major shareholders upon request, (vi) consulting with the Chairman on such other matters pertinent to the Company and the board of directors, and (vii) performing such other duties as the board of directors may prescribe from time to time.

Compensation Committee Interlocks and Insider Participation

        Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

        Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

        Audit Committee.    The members of our Audit Committee are            ,             and            with            serving as chair of our Audit Committee. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an "independent director" under Nasdaq Global Select Market rules, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that            is a financial expert and has the financial sophistication required of at least one member of the Audit Committee by the rules of the Nasdaq Global Select Market due to his experience and background. Our board of directors has also determined that            qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

        The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists our board of directors in its oversight of the integrity of our financial statements, the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies and monitoring management's compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:

  •
  Compensating and overseeing our independent auditor (including resolution of disagreements between management and our independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

  •
  Appointing, retaining, evaluating, and where appropriate, replacing our independent auditor and advising the board of directors on such matters;

  •
  Obtaining from our independent auditor, at least annually, a report regarding our independent auditor's internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by any inquiry or investigations by governmental or professional authorities, and any steps taken to deal with such issues;

  •
  Obtaining and reviewing each inspection report issued by the PCAOB;

  •
  Obtaining from our independent auditor, at least annually, a formal written statement delineating all relationships between us and our independent auditor, and discussing whether any disclosed relationships or services, or any other factors, have affected or may affect the independence of our independent auditor;

  •
  Approving all fees and terms of engagement of our independent auditor, and approving in advance all audit and non-audit services to be performed by the independent auditor and any other registered public accounting firm;

  •
  Setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

  •
  Discussing and resolving any disagreements regarding financial reporting between management and our independent auditor, and reviewing with our independent auditor any audit problems, disagreements or difficulties and management's response thereto;

  •
  Overseeing our internal audit function;

  •
  Reviewing at least annually our risk areas, assessing the extent of auditing involvement needed over each area, and determining what type of auditing program will best meet our needs;

  •
  Reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and any communications regarding the initiation and status of significant special investigations;

  •
  Meeting with management and our independent auditor regarding the identification and resolution status of material weaknesses and reportable conditions in the internal control environment;

  •
  Reviewing management's periodic assessment of the effectiveness of our internal controls and procedures for financial reporting and our independent auditor's report as to management's assessments, as well as the periodic certifications of management as to the internal controls and procedures for financial reporting and related matters, each as required by applicable laws, rules and regulations;

  •
  Monitoring management's compliance with all applicable laws, rules and regulations;

  •
  Reviewing regulatory authorities' examination reports pertaining to the Company, our subsidiaries and associated companies;

  •
  Reviewing management reports issued in accordance with 12 C.F.R. Part 363 and the corresponding independent auditor's attestation and agreed-upon procedures reports;

  •
  Reviewing and overseeing all related person transactions in accordance with our policies and procedures;

  •
  Reviewing and discussing the scope of the audit of our consolidated financial statements for each fiscal year, at least annually, with management and our independent auditor;

  •
  Reviewing with management and our independent auditor, prior to filing, our interim consolidated financial statements and the disclosures in the related Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in a Quarterly Report on Form 10-Q;

  •
  Reviewing the results of the quarterly review and any other matters required to be communicated to the Audit Committee by our independent auditor under GAAP and PCAOB auditing standards;

  •
  Reviewing with management and our independent auditor, prior to filing, our annual consolidated financial statements and the disclosures in the related Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in that Annual Report on Form 10-K, and recommending to the board of directors whether the audited consolidated financial statements should be included in the Annual Report on Form 10-K;

  •
  Reviewing and discussing with management and our independent auditor our representations that the consolidated financial statements were prepared in accordance with GAAP and fairly present our consolidated results of operations and consolidated financial condition;

  •
  Reviewing and discussing with management communications with governmental officials and generally reliable reports raising material issues regarding our financial statements or accounting matters;

  •
  Reviewing and discussing with management and the independent auditor any significant estimates made in connection with the preparation, or audit, of our consolidated financial statements and other financial or informational reports, and obtaining from our independent auditor reports regarding such significant estimates and any material communications between our independent auditor and management;

  •
  Reviewing internal accounting control reports (management letters) and monitoring testing of the internal accounting control reports, and reviewing our independent auditor's reports on the effectiveness of disclosures controls and procedures and the certifications of our officers with respect thereto;

  •
  Reviewing and discussing with management our earnings press releases, the substance of any earnings calls, and any earnings guidance provided to the investment community, as well as financial and other information provided to analysts and rating agencies;

  •
  Preparing the Audit Committee report required by SEC rules to be included in the proxy statement relating to our annual meeting of shareholders;

  •
  Discussing with our independent auditor the matters required to be described by PCAOB AU Section 380 (Communication with Audit Committees);

  •
  Establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company associates of concerns regarding questionable accounting or auditing matters;

  •
  Conducting an annual evaluation of the performance of the Audit Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

  •
  Handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

        Our board of directors has adopted a written charter, which sets forth the committee's duties and responsibilities. The charter of the Audit Committee will be available on our website at www.myfw.com upon completion of this offering.

        Compensation Committee.    The members of our Compensation Committee are            ,             and            with             serving as chair of our Compensation Committee. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an "independent director" under Nasdaq Global Select Market rules.

        Our board of directors has also determined that each of the members of the Compensation Committee qualifies as a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

        The Compensation Committee assists our board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure establishes appropriate incentives and meets our corporate objectives, the compensation of our executive officers and the administration of our compensation and benefit plans.

        Among other things, our Compensation Committee has responsibility for:

  •
  Reviewing and determining, and recommending to our board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of our executive officers; all employment agreements, severance or termination agreements, change in control agreements or similar agreements proposed to be entered into between any executive officer and us; and modifications to our philosophy and compensation practices relating to compensation of our directors and management;

  •
  Reviewing and determining, and recommending to our board of directors for its confirmation, modifications to our philosophy and practices relating to compensation of our directors, executive officers, and other members of management;

  •
  Reviewing and determining, and recommending to our board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

  •
  Taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority, and reviewing at least annually the overall performance, operation, and administration of our benefit plans;

  •
  Reviewing and recommending action by our board of directors with respect to various other matters in connection with each of our benefit plans;

  •
  Reviewing with our Chief Executive Officer the compensation payable to associates other than our executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

  •
  Consulting with our Chief Executive Officer regarding a succession plan for our executive officers, including our Chief Executive Officer, and the review of our leadership development process for senior management positions;

  •
  Reviewing the performance of our executive officers for each fiscal year;

  •
  Reviewing annually and recommending to our board of directors the non-management director compensation program for each year;

  •
  Administering our compensation and benefit plans with respect to associates and consultants who are subject to the short-swing profit restrictions of Section 16(b) of the Exchange Act to ensure the exemption provided under Rule 16b-3 under the Exchange Act is available to our directors and those officers subject to the provisions of Section 16(b) of the Exchange Act;

  •
  Retaining, or obtaining the advice of, such compensation consultants, legal counsel or other advisers as the Compensation Committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation and oversight of the work of such consultant, counsel or adviser;

  •
  Overseeing and making recommendations to our board of directors regarding the Company's compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans;

  •
  Conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

  •
  Handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

        Our board of directors has adopted a written charter, which sets forth the committee's duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.myfw.com upon completion of this offering.

        Corporate Governance and Nominating Committee.    The members of our Corporate Governance and Nominating Committee are            ,             and            with            serving as chair of our Corporate Governance and Nominating Committee. Our board of directors has evaluated the independence of each of the members of our Corporate Governance and Nominating Committee and has affirmatively determined that each of the members of our Corporate Governance and Nominating Committee meets the definition of an "independent director" under Nasdaq Global Select Market rules.

        The Corporate Governance and Nominating Committee assists our board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on our board of directors, monitoring the composition and functioning of the standing committees of our board of directors, developing, reviewing and monitoring our corporate governance policies and practices, and otherwise taking a leadership role in shaping the corporate governance of the Company.

        Among other things, our Corporate Governance and Nominating Committee is responsible for:

  •
  Reviewing the performance of our board of directors and each of its committees;

  •
  Identifying, assessing and determining the qualification, attributes and skills of, and recommending, persons to be nominated by our board of directors for election as directors and to fill any vacancies on our board of directors;

  •
  Reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;

  •
  Reviewing and recommending to our board of directors each director's suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

  •
  Reviewing the size and composition of our board of directors as a whole, and recommending any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

  •
  Monitoring the function of our standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;

  •
  Developing, reviewing and monitoring compliance with our corporate governance guidelines and policies and the corporate governance provisions of the federal securities laws and the listing rules applicable to us and/or our subsidiaries;

  •
  Investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

  •
  Reviewing our and our subsidiaries' corporate governance practices in light of best corporate governance practices among our peers, determining whether any changes in such corporate governance practices are necessary and recommending any proposed changes in such corporate governance policies;

  •
  Considering any resignation tendered to our board of directors by a director and recommending the acceptance of such resignation if appropriate;

  •
  Considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or that otherwise present a conflict of interest;

  •
  Developing and recommending to our board of directors for approval standards for determining whether a director has a relationship with the Company that would impair his or her independence;

  •
  Overseeing our director orientation and continuing education programs for our board of directors;

  •
  Reviewing its charter and recommending to our board of directors any modifications or changes; and

  •
  Handling such other matters that are specifically delegated to the Corporate Governance and Nominating by our board of directors from time to time.

        Our board of directors has adopted a written charter, which sets forth the committee's duties and responsibilities. The charter of the Corporate Governance and Nominating Committee will be available on our website at www.myfw.com upon completion of this offering.

        In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company's future proxy statements. These criteria may include the following attributes:

  •
  Adherence to high ethical standards and high standards of integrity;

  •
  Sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and skills that will allow the candidate to serve effectively on our board of directors and the specific committee for which he or she is being considered;

  •
  Evidence of leadership, sound professional judgment and professional acumen;

  •
  Evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

  •
  A willingness to abide by each published code of conduct or ethics for the Company and to objectively appraise management performance;

  •
  The ability and willingness to devote sufficient time to carrying out the duties and responsibilities required of a director;

  •
  Any related person transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and

  •
  The fit of the individual's skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

Code of Business Conduct and Ethics

        Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and associates. The Code of Business Conduct and Ethics sets forth the standard of conduct that we expect all of our directors, officers and associates to follow, including our Chairman, Chief Executive Officer and President and Chief Financial Officer. Our Code of Business Conduct and Ethics will be available on our website at www.myfw.com upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq Global Select Market rules or the SEC.

EXECUTIVE COMPENSATION

        As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, permitting us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2017, which are referred to as our "named executive officers."

Summary Compensation Table

        The following table sets forth information regarding the compensation paid, awarded to, or earned by each of our named executive officers for the year ended December 31, 2017. Ms. Thompson retired on February 21, 2018.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation(2)	Total
Scott C. Wylie	2017	$450,000	$220,000	$3,145,491	$30,175	$3,845,666
Chairman of the Board,
Chief Executive Officer
and President
Julie A. Courkamp	2017	220,000	55,000	165,000	7,350	447,350
Treasurer and Chief
Financial Officer
Dawn M. Thompson(3)	2017	217,000	20,000	54,250	7,639	298,889
Chief Credit Officer

(1)
Amounts reflect aggregate grant date fair value determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 of (i) performance stock unit awards with financial performance-based vesting conditions ("Financial Performance Units"), (ii) performance stock unit awards subject to vesting upon the completion of an initial public offering ("Market Performance Units") and (iii) restricted stock unit awards subject to time-based vesting ("Time Vesting Units"), all granted under the 2016 Plan. The discussion of the assumptions used for purposes of valuation of these equity grants appears in Note 10—Shareholders' Equity in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

Aggregate grant date fair values of Financial Performance Units granted in 2017 were: Mr. Wylie, $112,500, Ms. Courkamp, $55,000, and Ms. Thompson, $10,850. Vesting requirements applicable to Financial Performance Units are further described in Note 10—Shareholders' Equity in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

Market Performance Units were granted in 2017 as follows: Mr. Wylie, 4,167 units, Ms. Courkamp, 2,037 units and Ms. Thompson, 402 units. Market Performance Units vest when our common stock trades at or above $32.16 for a defined period of time following the completion of an initial public offering, followed by a time vesting requirement. Because the likelihood of completing an initial public offering in the future was outside of the Company's control at the grant date, we were unable to estimate a probability associated with meeting the applicable performance condition, which affects the determination of the grant date fair value. Therefore, a grant date fair value cannot be determined for Market Performance Units.

Aggregate grant date fair values of Time Vesting Units granted in 2017 were: Mr. Wylie, $3,032,991, Ms. Courkamp, $110,000, and Ms. Thompson, $43,400. Mr. Wylie and Ms. Courkamp's units were granted on May 1, 2017, and vest in equal installments of 20% on the first five anniversaries of the grant date. Ms. Thompson's units were granted on June 30, 2017 and were forfeited upon her retirement.

(2)
Amounts for Ms. Courkamp and Ms. Thompson consist entirely of matching contributions to their respective 401(k) accounts. Mr. Wylie received a matching contribution of $7,950 to his 401(k) account and country club dues and assessments totaling $22,225.

(3)
Ms. Thompson retired on February 21, 2018.

Narrative Disclosure to Summary Compensation Table

        The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework in an effort to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

  Base Salary

        Each named executive officer's base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, we have established annual base salary rates for Mr. Wylie and Ms. Courkamp, subject in each case to their employment agreements, at a level necessary to retain the individual's services and we have reviewed base salaries on an annual basis at the end of each year. We have historically made adjustments to the base salary rates of the named executive officers upon consideration of any factors that our board of directors deems relevant, including but not limited to (i) any increase or decrease in the executive's responsibilities, (ii) the executive's job performance and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of the board of directors and management.

  Bonus

        Mr. Wylie is paid an annual bonus at the discretion of the Compensation Committee based on its evaluation of his individual performance and the Company's performance during the year. Ms. Courkamp and Ms. Thompson were paid an annual bonus at the discretion of our Chief Executive Officer based upon an evaluation of their respective individual performances and the performance of the Company during the year.

  Stock-Based Compensation Awards

        Stock-based compensation awards may consist of options to acquire shares of our common stock, restricted stock awards, restricted stock units or performance stock units issued pursuant to the 2016 Plan, which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of the 2016 Plan.

  Benefits

        401(k) Plan.    Our named executive officers may elect to participate in our 401(k) plan, which is designed to provide retirement benefits to all eligible associates. Our 401(k) plan provides our associates with the opportunity to save for retirement on a tax-deferred basis, and permits our associates to defer between 1% and 100% of their compensation to the 401(k) plan, subject to applicable statutory limits. We may make discretionary matching contributions or any additional contributions.

        Health and Welfare Benefits.    Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident and disability coverage, on the same terms and conditions generally available to our other associates.

        Perquisites.    Prior to January 1, 2018, we paid monthly dues and assessments for country club memberships for Mr. Wylie. Beginning January 1, 2018, the Company ceased paying for such country club expenses. We do not provide any other perquisites to our named executive officers.

Employment Agreements

        We have entered into employment agreements with Mr. Wylie and Ms. Courkamp. Ms. Thompson does not have an employment agreement. The following is a summary of the material terms of each such agreement.

  Employment Agreement with Scott C. Wylie

        We entered into an employment agreement with Mr. Wylie effective January 1, 2017, with an initial term through December 31, 2019, and automatic one-year renewals thereafter unless either party provides written notice of its intent to not renew at least 90 days prior to the renewal date (in which case the term will end on the first anniversary of the renewal date). Under Mr. Wylie's employment agreement, he is entitled to an annual base salary of no less than $450,000 and is eligible to receive an annual incentive payment in an amount up to 100% of his annual base salary for a given fiscal year. Mr. Wylie is also eligible to receive employee benefits, fringe benefits and perquisites in accordance with our established policies, and to participate in stock-based or other long-term incentive compensation programs at the discretion of the Compensation Committee. In addition, Mr. Wylie's employment agreement provides for certain severance benefits in the event of a qualifying termination of employment and certain payments in connection with a "change in control" of the Company. See "—Potential Payments upon a Termination of Employment or a Change in Control."

  Employment Agreement with Julie A. Courkamp

        We entered into an employment agreement with Ms. Courkamp effective January 1, 2017, with an initial term of through December 31, 2019, and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renewal at least 90 days prior to the renewal date (in which case the term will end on the first anniversary of the renewal date). Under Ms. Courkamp's employment agreement, she is entitled to an annual base salary of no less than $220,000 and is eligible to receive an annual incentive payment in an amount up to 30% of her base salary for a given fiscal year. Ms. Courkamp is also eligible to receive employee benefits, fringe benefits and perquisites in accordance with our established policies and to participate in stock-based or other long-term incentive compensation programs at the discretion of the Compensation Committee. In addition, Ms. Courkamp's employment agreement provides for certain severance benefits in the event of a qualifying termination of employment and certain payments in connection with a "change in control" of the Company. See "—Potential Payments upon a Termination of Employment or a Change in Control."

Long-Term Incentive Plans

        Stock-based compensation awards are currently made though the 2016 Plan. As further described in Note 10—Shareholders' Equity in the accompanying notes to the consolidated financial statements included elsewhere in this prospectus, no further awards are to be granted under our stock plans prior to the 2016 Plan. However, any previously outstanding award granted under our prior plans remain subject to the terms of such plans until such award is no longer outstanding.

  First Western Financial, Inc. 2008 Stock Incentive Plan.

        On March 31, 2008, our board of directors adopted the First Western Financial, Inc. 2008 Stock Incentive Plan (referred to as the "2008 Plan"). The 2008 Plan was adopted with the intent to enhance the Company's ability to attract and retain highly qualified officers, directors, key associates and other persons, and to motivate such persons to serve the Company with maximum effort to improve its business results and earnings by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the Company's operations and future success. To this end, the 2008 Plan provided for the grant of stock options and restricted stock. The 2008 Plan was frozen in connection with the adoption of the 2016 Plan and no new awards may be granted under the 2008 Plan. As of December 31, 2017, there were options outstanding to acquire 592,714 shares of our common stock under the 2008 Plan.

  First Western Financial, Inc. 2016 Omnibus Incentive Plan ("the 2016 Plan")

        General.    The 2016 Plan was adopted by our Board on December 7, 2016, and approved by our shareholders on April 19, 2017. In connection with our initial public offering, our Board intend to amend the 2016 Plan to conform the 2016 Plan to certain tax law changes made by the Tax and Jobs Act of 2017 and to reflect the terms described herein. The 2016 Plan is designed to promote the long-term financial success of the Company and its subsidiaries by attracting and retaining key associates and other individuals, and highly qualified officers and directors, by offering a competitive compensation program that is linked to the performance of our common stock. The 2016 Plan is also intended to further align the interests of our directors and management with the interests of our shareholders through increasing the ownership interests of directors and officers in the Company.

        There were a total of 675,104 shares of common stock available for issuance under the 2016 Plan as of December 31, 2017. Shares of our common stock covered by options outstanding under the 2008 Plan that are forfeited or expire will be transferred to the 2016 Plan and increase the number of shares available for issuance under the 2016 Plan. As of December 31, 2017, there were 592,714 options outstanding under the 2008 Plan, all of which could be transferred to the 2016 Plan if such options are forfeited or expire unexercised. Any shares of our common stock delivered under the 2016 Plan will consist of authorized but unissued shares or treasury shares.

        To the extent that an award granted under the 2016 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, settled in cash or otherwise terminated without delivery of the shares to the participant, the shares retained by or returned to us will not be deemed to have been delivered under the 2016 Plan, and will be available for future awards under the 2016 Plan. Shares that are withheld from an award in payment of the exercise or purchase price or taxes relating to such award, or not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right also will not be deemed to have been delivered under the 2016 Plan, and will be available for future awards under the 2016 Plan.

        The 2016 Plan is administered by a committee of our board of directors that complies with the applicable requirements of Section 16 of the Exchange Act and other applicable legal and stock exchange listing requirements (the committee sometimes being referred to as the administering committee).

        Eligibility.    Each employee, director, consultant or other personal service provider of the Company or any of its subsidiaries is eligible to receive awards under the 2016 Plan, except that non-employees may not be granted incentive stock options.

        Non-Employee Director Annual Limitations on Awards Under the 2016 Plan.    The 2016 Plan authorizes the issuance of stock options, stock appreciation rights, restricted stock awards, restricted stock units and stock awards to non-employee directors of up to 100,000 shares of Company common stock, in the aggregate, for all such award types in any calendar year.

        Types of Awards.    The administering committee may determine the type and terms and conditions of awards under the 2016 Plan, which are set forth in an award agreement delivered to each participant. Awards may be granted as incentive and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units or any combination thereof, as follows:

  •
  Stock Options.  Stock options give the participant the right to purchase shares of common stock at a specified price for a specified period of time. The exercise price may not be less than the fair market value on the date the stock option is granted. The administering committee will determine the fair market value in accordance with Section 422 of the Code and the applicable requirements of Section 409A of the Code. Stock options have a maximum term of 10 years or such shorter term as determined by the administering committee. An award agreement covering each stock option grant identifies the award as either a non-qualified stock option or an option intended to qualify as an "incentive stock option" under Section 422 of the Code.

  •
  Stock Appreciation Rights.  Stock appreciation rights ("SARs") entitle the participant to receive cash or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administering committee. Generally, the exercise price for a SAR may not be less than the fair market value of the stock on the date the SAR is granted, although the exercise price may be higher or lower than fair market value for a SAR granted in replacement of an existing award held by an employee or director of, or a service provider to, a third party that is acquired by the Company or one of its subsidiaries, or for SARs granted under a predecessor plan. SARs are exercisable in accordance with the terms established by the administering committee.

  •
  Restricted Stock.  The administering committee may award restricted shares to such persons, in such amounts and subject to such terms and conditions (including the attainment of performance goals) as it may determine in its discretion. Prior to the vesting of restricted stock, unless otherwise determined by the administering committee, the award recipient may exercise voting rights and receive dividends and distributions in the same manner as holders of our common stock.

  •
  Restricted Stock Units.  Awards of restricted stock units are denominated in shares of stock, but unlike awards of restricted stock, no shares of common stock are transferred to the participant until certain requirements or conditions associated with the award are satisfied.

  •
  Cash Performance Awards.  Cash performance awards are denominated by a cash amount and are payable based on or conditioned upon the attainment of pre-established business and/or individual performance goals over a specified performance period and subject to such conditions as are set forth in the 2016 Plan and the applicable award agreement.

  •
  Stock Awards.  Stock awards are issued free of transfer restrictions and forfeiture conditions and are payable in fully vested shares. A stock award may be granted for past services, in lieu of bonus or other cash compensation, as directors' compensation or for any other valid purpose as determined by the administering committee.

        Performance Awards.    With respect to any award granted under the 2016 Plan, the administering committee may condition the vesting and/or exercisability (in the case of stock options and SARs) of such award on satisfaction of one or more performance conditions. The administering committee may select any performance measure(s) for this purpose, including, but in no way limited to: net earnings; earnings per share; net debt; revenue or sales growth; net or operating income; net operating profit; return measures (including, but not limited to, return on assets, capital, equity or sales); cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); earnings before or after taxes, interest, depreciation, amortization and/or rent; share price (including, but not limited to growth measures and total shareholder return); expense control or loss management; customer satisfaction; market share; economic value added; working capital; the formation of joint ventures or the completion of other corporate transactions; gross or net profit margins; revenue mix; operating efficiency; product diversification; market penetration; measurable achievement in quality, operation or compliance initiatives; quarterly dividends or distributions; employee retention or turnover; assets under management; return on average tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles, and the denominator of which is average tangible common equity); "efficiency ratio" determined as the ratio of total noninterest operating expenses (less amortization of intangibles) divided by total tax-equivalent revenues; burden ratio" determined as the ratio of total noninterest operating expenses (less amortization of intangibles) less noninterest income over total tax-equivalent revenues; noninterest income to total revenue ratio; noninterest income to average assets ratio; net interest margin; net interest margin—tax equivalent; ratio of noninterest expense (less amortization of intangibles) to average assets; credit quality measures (including nonperforming asset ratio, net charge-off ratio, ratio of allowance to non-performing loans, and classified assets as a percentage of tier 1 capital plus allowance of loan losses); noninterest bearing deposits as a percentage of total deposits; brokered deposits as a percentage of total deposits; loan growth; deposit growth; core deposit growth (defined as deposit growth excluding time deposits); noninterest income growth; budgeted noninterest income; yield on earning assets; tax-equivalent yield on earning assets; loan yield; tax-equivalent loan yield; cost of funds; net interest income; pre-provision, pretax income; regulatory criteria or measures, including compliance with a regulatory enforcement action or regulation (including a regulation that would exclude certain income from being included in any of the above criteria); other strategic milestones based on objective criteria established by the Company; or any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the administering committee at the time the applicable award is granted including, without limitation, GAAP.

        The performance goals may be applied on an absolute basis or relative to an identified index, peer group, or one or more competitors or other companies (including particular business segments or divisions or such companies), as specified by the administering committee. The performance goals need not be the same for all participants. At the time that an award is granted, the administering committee may provide for the performance goals or the manner in which performance will be measured against the performance goals to be adjusted in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes. When a participant is hired or promoted following the beginning of a performance period, the administering committee may determine to prorate the performance goals and/or the amount of any payment in respect of such participant's cash performance awards for the partial performance period.

        Change in Control.    Upon the occurrence of a "change in control" (as defined in the 2016 Plan), unless otherwise provided in the applicable award agreement, the administering committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (a) continuation or assumption of outstanding awards under the 2016 Plan by surviving company or its parent; (b) substitution by the surviving company or its parent of awards with substantially the same terms for outstanding awards (with appropriate adjustments to the type of consideration payable); (c) accelerated exercisability, vesting and/or payment in respect of awards outstanding immediately prior to or upon the occurrence of such event or upon a termination of employment following such event; and (d) if all or substantially all of the Company's common stock is transferred in exchange for cash consideration in connection with such change in control: (i) upon written notice, provide that any outstanding stock options and SARs (A) are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the administering committee (contingent upon the consummation of the event), and at the end of such period, (B) will terminate to the extent not so exercised; and (ii) cancellation of all or any portion of outstanding awards for fair value (in the form of any combination of property) as determined in the sole discretion of the administering committee, subject to certain specified requirements for determining the fair value of stock options and SARs.

        Right to Recapture.    If at any time within one (1) year (or such longer time specified in an award agreement or other agreement with a participant) after the date on which a participant exercises a stock option or stock appreciation right or on which a restricted stock award or restricted stock unit vests or becomes payable or on which a cash performance award is paid to such participant, or on which income otherwise is realized by such participant in connection with an award, (a) the participant's service to the Company or any subsidiary is terminated for cause (as defined in the 2016 Plan) or (b) after the participant's service otherwise terminates for any other reason, the administering committee determines in its discretion that, after termination, the participant breached any of the material terms contained in any non-competition agreement, confidentiality agreement or similar restrictive covenant agreement to which such participant is a party, then any gain realized by the participant from the exercise, vesting, payment or other realization of income by the participant in connection with an award, shall be paid by the participant to the Company upon notice from the Company, subject to applicable state law. Such gain shall be determined as of the date or dates on which the gain is realized by the participant, without regard to any subsequent change in the fair market value of a share of common stock. To the extent not otherwise prohibited by law, the Company shall have the right to offset such gain against any amounts otherwise owed to the participant by the Company (whether as wages, vacation pay or pursuant to any benefit plan or other compensatory arrangement).

        Clawback Policy.    The 2016 Plan provides that if the Company is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the federal securities law, any participant who is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 or who is subject to clawback under Section 954 of the Dodd—Frank Wall Street Reform and Consumer Protection Act shall reimburse the Company with the required amount of any payment in settlement of an award earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement. In addition, awards granted under the 2016 Plan are subject to any clawback policy adopted by our Board.

        Amendment and Termination.    Our Board may from time to time and in any respect amend, modify, suspend or terminate the 2016 Plan, subject to certain protections specified in the 2016 Plan for holders of previously granted awards from adverse effects. The Board may seek the approval of any amendment, modification, suspension or termination by the Company's shareholders to the extent it deems necessary or advisable in its discretion for purposes of compliance with Section 422 of the Code, the listing requirements of NASDAQ or any other exchange or securities market or any other purpose.

        Duration of 2016 Plan.    The 2016 Plan will remain in effect as long as any awards granted under it are outstanding; however, no awards may be granted under the 2016 Plan on or after December 7, 2026. At any time, the board of directors may terminate the 2016 Plan, but any such termination will not affect outstanding awards.

        Form S-8.    We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2016 Plan (including shares that become available for issuance under the 2016 Plan from the 2008 Plan).

  Incentive Compensation Plan for Senior Executive Officers

        In March 2018, our board of directors adopted the First Western Financial Inc. Incentive Compensation Plan for Senior Executive Officers (the "Cash Incentive Plan"). The purpose of the Cash Incentive Plan is to motivate the Company's eligible senior executive officers to improve shareholder value by linking a portion of their cash compensation to the Company's financial performance, reward participants for superior individual performance, and help attract and retain key associates. A participant's incentive opportunity under the Cash Incentive Plan are based upon three factors: satisfaction of the established criteria for the fiscal year, the Company's financial performance over the fiscal year, and the participants individual performance over the fiscal year.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides information for each of our named executive officers regarding outstanding equity awards held by the named executive officers at December 31, 2017.

	Option awards				Stock awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Scott C. Wylie	20,000	—	$25.00	1/24/2022	112,333	(1)	$3,201,491
	80,000	—	40.00	1/24/2022	4,167	(2)	118,760
	9,000	6,000	20.00	7/1/2024	4,167	(3)	118,760
	6,600	9,900	25.00	12/23/2025
Julie A. Courkamp	750	—	$25.00	1/24/2022	4,074	(1)	$116,109
	1,500	—	40.00	1/24/2022	2,037	(2)	58,055
	2,400	600	20.00	9/1/2023	2,037	(3)	58,055
	1,500	1,000	20.00	7/1/2024
	1,200	1,800	25.00	12/23/2025
Dawn M. Thompson(5)	800	1,200	$25.00	6/15/2025	1,607	(4)	$45,800
	800	1,200	25.00	12/23/2025	402	(2)	11,457
					402	(3)	11,457

(1)
Time Vesting Units granted on May 1, 2017, vest, if at all, 20% on each grant date anniversary for five years. If the holder's employment is terminated for cause or the holder resigns for other than good reason, unvested units are immediately forfeited. If employment is terminated for any reason other than cause, or if the holder resigns for good reason, the remaining unvested shares vest immediately. In the event of a change in control in which stock-based awards are not assumed, continued or substituted, the board of directors may elect to immediately vest the awards or cancel the awards and deliver in cash or securities an amount equal to the number of shares of stock covered by the award multiplied by the formula or fixed price per share paid to holders of shares of stock pursuant to the change in control.

(2)
Financial Performance Units granted on May 1, 2017, and June 30, 2017, are earned pursuant to defined financial performance criteria covering the period ending on December 31, 2019. If the holder's employment is terminated, all unvested Financial Performance Units will be immediately forfeited. In the event of a change in control (excluding an initial public offering) during the holder's continuous employment with the Company, the amount of Financial Performance Units earned shall be determined according to the performance criteria detailed in Note 10 of the accompanying notes to the consolidated financial statements based on a truncated performance period ending immediately prior to such change in control, and the number of Financial Performance Units earned shall immediately vest in full. If the change in control (excluding an initial public offering) occurs following the performance determination date, the number of Financial Performance Units earned as of the performance determination date shall immediately vest in full.

(3)
Market Performance Units granted on May 1, 2017, are determined to be earned following completion of the performance period ending on December 31, 2019. In the event of employment termination, the holder shall immediately forfeit all of the awarded Market Performance Units which have not yet vested. In the event of a change in control (excluding an initial public offering) during the holder's continuous employment with the Company, the amount of Market Performance Units earned shall be determined according to the performance criteria detailed in Note 10 of the accompanying notes to the consolidated financial statements based on a truncated performance period ending immediately prior to such change in control, and the number of Market Performance Units earned shall immediately vest in full. If the change in control (excluding an initial public offering) occurs following the performance determination date, the number of Market Performance Units earned as of the performance determination date shall immediately vest in full.

(4)
Time Vesting Units granted on June 30, 2017, vest, if at all, in equal installments of 50% on the third and fifth anniversaries of the grant date. In the event of employment termination, unvested units will be immediately forfeited. In the event of a change in control in which equity awards are not assumed, continued or substituted, the board of directors may elect to immediately vest the awards or cancel the awards and deliver in cash or securities an amount equal to the number of shares of stock covered by award multiplied by the formula or fixed price per share paid to holders of shares of stock pursuant to the change of control.

(5)
Ms. Thompson retired on February 21, 2018.

Potential Payments upon a Termination of Employment or a Change in Control

        Below we have described the severance and other change in control benefits to which Mr. Wylie and Ms. Courkamp would be entitled upon a termination of employment and in connection with certain terminations of their employment or a change in control. Ms. Thompson was not party to an employment agreement and was not eligible for severance or change in control benefits.

        Termination of Employment without Cause or Resignation with Good Reason.    The employment agreements with Mr. Wylie and Ms. Courkamp provide for severance benefits if the executive is terminated without "cause" or the executive resigns with "good reason" (as each of those terms is defined in the applicable employment agreement). In such circumstances, the executive shall be entitled to be paid in accordance with the Company's normal payroll practice: (i) all accrued compensation and benefits, (ii) one year's base salary, (iii) one years' target bonus and (iv) COBRA benefits.

        Change in Control.    The employment agreements with Mr. Wylie and Ms. Courkamp provide for severance benefits if the Company undergoes a change in control, and within twenty-four months of such change in control the executive is terminated without "cause" or resigns for "good reason" (as each of those terms is defined in the applicable employment agreement). In such circumstances, the executive shall be entitled to be paid in a lump sum: (i) all accrued compensation and benefits, (ii) two years' base salary, (iii) two years' target bonus and (iv) COBRA benefits.

Director Compensation

        The following table sets forth information regarding 2017 compensation for each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Julie A. Caponi	$—	$—	$—
David R. Duncan	10,000	20,000	30,000
Thomas A. Gart	10,000	20,000	30,000
Patrick H. Hamill	—	30,000	30,000
Luke A. Latimer	10,000	20,000	30,000
Eric D. Sipf(1)	22,500	20,000	42,500
Mark L. Smith	—	30,000	30,000
Joseph C. Zimlich	10,000	20,000	30,000

(1)
Mr. Sipf served as a director of both the Company and the Bank during 2017.

        Non-employee director fees for 2017 were established at $30,000, and each director could elect to receive up to 1/3 of such amount in cash, with the balance paid in stock-based compensation. Stock-based compensation was issued in the form of restricted stock unit subject to time-based vesting which vest, if at all, in equal installments of 50% on the third and fifth anniversaries of the grant date, assuming continuous service through the scheduled vesting dates. Non-employee Bank director fees for 2017 were based upon meeting attendance, and non-employee Bank directors were paid $1,500 per board meeting attended. Members of the committees of the Bank's board of directors, were paid an additional $500 per committee meeting attended. No additional compensation was paid to our directors for service as a director on the Bank's board of directors.

        Members of our board of directors that are also associates of the Company or the Bank do not receive compensation for their attendance at board meetings. Annual board compensation is recommended by the Compensation Committee and approved by the board of directors of the Company. Directors are also entitled to the protection provided by the indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws, and, to the extent that they are also directors of the Bank, the articles of incorporation and bylaws of the Bank.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth the beneficial ownership of our common stock, both immediately prior to and immediately after the completion of this offering by:

  •
  Each person known to us to be the beneficial owner of more than five percent of our outstanding common stock;

  •
  Each of our directors;

  •
  Each of our named executive officers;

  •
  All directors and executive officers, as a group; and

  •
  The selling shareholders.

        Beneficial ownership is determined in accordance with the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Other than the directors and entities affiliated with such directors set forth in the table below, no person is known to us to be the beneficial owner of more than five percent of our outstanding common stock. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o First Western Financial, Inc., 1900 16th Street, Suite 1200, Denver, Colorado 80202.

        The table below calculates the percentage of beneficial ownership based on 5,833,456 shares of common stock outstanding as of December 31, 2017 and            shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, and shares of our common stock to be outstanding after the completion of this offering, assuming full exercise of the underwriters' option to purchase additional shares of our common stock. The table below does not reflect shares that may be purchased in this offering by the shareholders listed in the table through the directed share program described under "Underwriting."

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Assuming No Exercise of the Underwriters' Option		Assuming Full Exercise of the Underwriters' Option
Name of Beneficial Owner	Number	Percentage	Number	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Julie A. Caponi	—	*
Julie A. Courkamp(1)	7,679	*
David R. Duncan(2)	167,413	2.9%
Thomas A. Gart(3)	81,974	1.4%
Patrick H. Hamill(4)	79,385	1.4%
Luke A. Latimer(5)	41,321	*
Eric D. Sipf(6)	186,820	3.2%
Mark L. Smith(7)	43,538	*
Dawn M. Thompson(8)	1,600	*
Scott C. Wylie(9)	838,058	14.1%
Joseph C. Zimlich(10)	338,957	5.8%
All directors and executive officers, as a group (12 persons)(11)	1,791,745	29.8%
Other Selling Shareholders

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 329 shares of common stock held by Ms. Courkamp, and (ii) 7,350 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(2)
Consists of (i) 2,500 shares of common stock held by Mr. Duncan, (ii) 153,177 shares held by Rawah Partners, LLC of which Mr. Duncan serves as Manager, and (iii) 11,736 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(3)
Consists of (i) 14,421 shares of common stock held by Mr. Gart, (ii) 64,137 shares of common stock held by Gart Investments of which Mr. Gart serves as the Managing Partner, and (iii) 3,416 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(4)
Consists of (i) 68,508 shares of common stock held by Mr. Hamill, and (ii) 10,877 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(5)
Consists of (i) 40,222 shares of common stock held by Mr. Latimer, and (ii) 1,099 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(6)
Consists of (i) 159,561 shares of common stock held by Mr. Sipf, (ii) 10,323 shares jointly held by Mr. Sipf and his spouse, (iii) 7,086 shares of common stock held by the Eric & Susan Sipf Family Foundation of which Mr. Sipf serves as Chairman, and (iii) 9,850 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(7)
Consists of (i) 32,452 shares of common stock held by Mr. Smith, and (ii) 11,086 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017.

(8)
Consists of 1,600 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2017. Ms. Thompson retired on February 21, 2018.

(9)
Consists of (i) 706,517 shares of common stock held by Mr. Wylie, (ii) 13,941 shares of common stock held by Mr. Wylie's individual retirement account, (iii) 2,000 shares held by the Wylie Family Foundation of which Mr. Wylie serves as President and Trustee, and (iv) 115,600 shares of common stock issuable upon the exercise of stock options with 60 days of December 31, 2017. Mr. Wylie has pledged            shares as collateral to secure outstanding debt obligations.

(10)
Consists of (i) 18,763 shares of common stock held by Mr. Zimlich, (ii) 4,923 shares of common stock jointly held by Mr. Zimlich and his spouse, (iii) 81,374 shares of common stock held by Bohemian Investments, LLC of which Mr. Zimlich serves as the Managing Member of its sole member, (iv) 108,597 shares of common stock held by BOCO Investments, LLC of which Mr. Zimlich serves as the President of the Managing Member, (v) 114,441 share of common stock held by L. Lee Stryker Irrevocable Trust UAD 09-10-1974 of which Mr. Zimlich serves as President of Bohemian Asset Management, Inc., which is the agent for PS Family Advisors, LLC and is authorized to make investment decisions on behalf of the L. Lee Stryker Irrevocable Trust UAD 09-10-1974, and (vi) 10,859 shares of common stock issuable upon the exercise of stock options with 60 days of December 31, 2017.

(11)
Consists of (i) 1,791,745 shares of common stock beneficially owned by our directors and executive officers, and (ii) 183,473 shares of common stock issuable upon the exercise of stock options with 60 days of December 31, 2017.

 CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of each transaction since January 1, 2015, and each proposed transaction in which:

  •
  We have been or are to be a participant;

  •
  The amount involved exceeds or will exceed $120,000; and

  •
  Any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or associates), had or will have a direct or indirect material interest.

Lease of Cherry Creek Location

        We lease office space from an entity controlled by Mr. Gart, one of our directors. During the years ended December 31, 2017, 2016 and 2015, we paid $247,000, $219,000 and $264,000, respectively, related to this lease.

Registration Rights

        Registration Rights of CPP Preferred Stock.    Pursuant to the terms of the securities purchase agreements, between the Company and the United States Treasury, each series of preferred stock (which consists of our Series A preferred stock, Series B preferred stock and Series C preferred stock and that we collectively refer to as the "CPP preferred stock") has registration rights. Generally, if the Company proposes to register any of its equity securities and the registration form to be filed may be used for the registration or qualification for distribution of registrable securities, the Company must give prompt written notice to the holders of CPP preferred stock of its intention to effect such a registration (but in no event less than ten days prior to the anticipated filing date) and the Company is required to include in such registration all registrable securities with respect to which the Company has received written requests for inclusion therein within ten business days after the date of the Company's notice; provided, however, that if the registration statement related to an underwritten offering, the securities to be included on such registration statement must be of the same class of securities as the securities to be offered in the underwritten offering. As a result, the CPP preferred stock was not eligible to participate in this offering as no preferred stock is being offered. The Company also has additional registration obligations with respect to the CPP preferred stock, which are set forth in the respective securities purchase agreements and arise primarily following the time that the Company becomes eligible to file a registration statement on Form S-3.

        Registration Rights of Series D Preferred Stock.    Pursuant to the terms of the certificate of designations of the Series D preferred stock, each share of Series D preferred stock has registration rights. Beginning in October 2016, the Company began offering the holders of Series D preferred stock the opportunity to convert their Series D preferred stock into common stock for a conversion incentive payment equal to the amount of dividends the converting holder would have otherwise been entitled to receive had the holder continued to hold his or her shares of Series D preferred stock through a specified date. Holders of Series D preferred stock that converted their shares of Series D preferred stock also retained their piggyback registration rights pursuant the terms of a conversion and investment agreement. The piggyback registration rights generally provide the holders of common stock issued upon the conversion of Series D preferred stock with the right to include such shares of common stock on this registration statement relating to the initial public offering of the Company, subject to certain limited exceptions. For additional information concerning the registration rights of the Series D preferred stock, see "Description of Capital Stock—Preferred Stock—Series D Preferred Stock—Registration Rights."

Make Whole Rights

        Certain of our common stock holders received "Make Whole Rights" pursuant to an Investor Agreement (referred to as the "Make Whole Agreement") in connection with the conversion of Series D preferred stock into common stock and our private placement conducted from August 2017 to February 2018, which entitles the holder of such Make Whole Rights to, among other things, receive additional shares of our common stock (referred to as "Make Whole Shares") following the consummation of this offering if the 10 day volume weighted average price for our common stock commencing on the trading day that is 20 business days following the effective date of this offering is less than $31.35 (referred to as the "Reference Price"). If our stock price is less than the Reference Price, for each share with Make Whole Rights we will issue a number of Make Whole Shares equal to the quotient of $31.35 divided by the Reference Price, minus one; provided, however, that the Company shall not issue more than 0.5 Make Whole Shares per share of common stock with a Make Whole Right. In the event that the result of such calculation is zero or a negative number, no Make Whole Shares shall be issued. The Make Whole Agreement and the rights thereunder shall terminate upon, among other events, the earlier of (i) the issuance of any Make Whole Shares, and (ii) the consummation of this offering with a Reference Price greater than $31.35 in which case no Make Whole Shares will be issued. As of December 31, 2017, an aggregate of 190,712 shares of our common stock had Make Whole Rights. If the Reference Price is equal to the initial public offering price of $          , then an aggregate of           Make Whole Shares will be issued for all shares of common stock with Make Whole Rights. The maximum aggregate number of Make Whole Shares that may be issued is 95,356 shares. The following table sets forth a sensitivity analysis showing (i) the number of Make Whole Shares issuable for each share of common stock with a Make Whole Right, and (ii) the total number of Make Whole Shares to be issued, at specified reference prices. Holders of Make Whole Rights also have rights not involving an initial public offering consummated in 2018, which are described in the Make Whole Agreement.

Make Whole Shares to be Issued by Reference Price
Reference Price	$20.90 or less	$21.00	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00	$28.00	$29.00	$30.00	$31.00	$31.35 or greater
Number of Make Whole Shares	0.50	0.49	0.43	0.36	0.31	0.25	0.21	0.16	0.12	0.08	0.05	0.01	—
Aggregate Number of Make Whole Shares to be Issued	95,356	93,994	81,053	69,237	58,406	48,440	39,242	30,726	22,817	15,454	8,583	2,154	—

Private Placement Offerings

        We have engaged in several private offerings of our common stock in which certain of our executive officers, directors and principal shareholders participated. The following table summarizes the purchases of our securities in private placement transactions since January 1, 2015 by certain of our directors, executive officers and beneficial holders of more than 5.0% of our capital stock and their respective affiliates:

Name	Security	Issue Date	Shares	Aggregate Purchase Price
Joseph C. Zimlich	Subordinated Notes due 2026(1)	10/11/2016	N/A	$2,500,000
	Common Stock(1)	10/17/2016	20,819	$562,113
	Subordinated Notes due 2026	10/24/2016	N/A	$100,000
	Common Stock	11/14/2016	2,177	$58,779
	Common Stock(2)	9/29/2017	1,750	$49,875
	Common Stock(1)(2)	9/29/2017	17,543	$499,976
David R. Duncan	Common Stock(1)	10/17/2016	18,819	$508,113
Eric D. Sipf	Subordinated Notes due 2026	10/17/2016	N/A	$125,000
	Common Stock	10/17/2016	4,629	$124,983
	Common Stock(2)	9/15/2017	10,000	$285,000
Mark L. Smith	Common Stock	10/17/2016	2,019	$54,513
	Common Stock(2)	9/15/2017	3,000	$85,500
Julie A. Courkamp	Common Stock	10/17/2016	77	$2,079
Luke A. Latimer	Subordinated Notes due 2026	10/17/2016	N/A	$500,000
	Common Stock	10/17/2016	2,588	$69,876
	Common Stock	9/15/2017	2,394	$68,229
Thomas A. Gart	Common Stock	11/14/2016	4,175	$112,725
	Common Stock(2)	11/16/2017	17,543	$499,976
Patrick H. Hamill	Common Stock(2)	9/29/2017	17,544	$500,004
Julie A. Caponi	Common Stock(2)	2/9/2018	7,720	$220,020
John E. Sawyer	Common Stock(2)	11/16/2017	5,000	$142,500

(1)
Represents securities purchased by an affiliate(s) of such person.

(2)
Purchase of common stock also included make whole rights.

Conversion of Series D Preferred Stock

        In 2016, we offered the holders of the Series D preferred stock the option to convert their Series D preferred stock to common stock, with dividends prepaid through March 2018. During the year ended December 31, 2016, (i) Eric Sipf converted 2,500 share of Series D preferred stock into 9,250 shares of common stock and he received prepaid dividends of $33,750 in connection with such conversion, and (ii) an entity affiliated with Joseph Zimlich converted 2,000 share of Series D preferred stock into 7,400 shares of common stock and such entity received prepaid dividends of $27,000 in connection with such conversion.

        In 2017, we offered the holders of the Series D preferred stock the option to convert their Preferred D Shares to common stock, with dividends prepaid through December 2017 and an election to receive a Make Whole Right and to convert the Preferred D Shares to common stock at the rate of 3.5 shares of common stock per share of Series D Preferred Stock. During the year ended December 31, 2017, an entity affiliated with David Duncan converted 5,000 share of Series D preferred stock into 17,500 shares of common stock and such entity received prepaid dividends of $11,250 in connection with such conversion and Make Whole Rights For more information concerning the Make Whole Right see "Certain Relationships and Related Persons Transactions—Make Whole Rights."

Subordinated Debentures

        On May 1, 2006 and August 1, 2007, we issued convertible subordinated debentures to Mr. Wylie, our Chairman, Chief Executive Officer and President, and Warren Olsen, a former director and executive officer. The convertible subordinated debentures were convertible into common stock at fixed rates of exchange during the contract term, accrued interest which is compounded annually, and were subject to certain conditions. In exchange for the issuance of the debentures, we received promissory notes from the Mr. Wylie and Mr. Olsen with like terms to the issued debentures. At the date of issuance, the difference between the fair value and the face amount of each instrument was accounted for as a premium, which was amortized over the 10-year term within other operational expense. The promissory notes were required to be prepaid prior to any conversion of the convertible subordinated debentures to common stock. The number of shares of common stock into which these debentures were convertible was determined by dividing the outstanding principal and accrued but unpaid interest at the time of the conversion by the conversion price. As of December 31, 2017, none of the debentures or related promissory notes remain outstanding as they were all exercised or expired unexercised.

        The debentures issued on May 1, 2006, accrued interest at 5.9%. Of the $9.9 million related to the 2006 debentures, $6.6 million was exercised by Mr. Wylie in 2016, while the remaining $3.3 million was not exercised and therefore the subordinated debenture and related promissory note expired. Mr. Wylie exercised the convertible subordinate debenture in 2016 by paying us $6.6 million in cash to repay the 2006 promissory note. We issued 300,000 shares of common stock to Mr. Wylie as consideration for the convertible subordinated debentures, which equates to a conversion price of $22.00 per share. We did not loan the holder the funds to exercise the debenture.

        The debentures issued on August 1, 2007, which accrued interest at 5.5%, were not exercised and therefore the subordinated debentures and related promissory note expired.

Notes Receivable

        We have notes receivable from Scott C. Wylie, our Chairman, Chief Executive Officer and President, and Warren Olsen, a former executive officer and director, totaling $5.8 million and $5.7 million, as of December 31, 2017 and 2016. The notes bear interest at Prime plus 1.0% per annum (4.5% at December 31, 2017). The note from Mr. Wylie matures on April 30, 2019 and the note from Mr. Olsen matures on April 30, 2018. These amounts are included in the promissory notes from related parties on the accompanying consolidated balance sheet. Mr. Wylie will repay to us all owed amounts in full prior to the date this registration statement is filed with the SEC.

Employment Agreements

        We have entered into employment agreements with Scott C. Wylie, our Chairman, Chief Executive Officer and President, and Julie A. Courkamp, our Treasurer and Chief Financial Officer. For more information, please read "Executive Compensation—Employment Agreements."

Ordinary Banking Relationships

        Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank or us in the ordinary course of business. These transactions include deposits, loans, and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Our loans and deposits with these parties have been made and accepted in compliance with applicable regulations and our written policies. As of December 31, 2017, we had $14.0 million of loans outstanding to our directors and officers and those of the Bank. As of December 31, 2017, no related person loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Directed Share Program

        At our request, the underwriters have reserved up to        shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, associates and certain other persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See "Underwriting—Directed Share Program."

Policies and Procedures Regarding Related Person Transactions

        Transactions by the Bank or us with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

        In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors, executive officers, beneficial holders of more than five percent of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to a committee of the board of directors for approval. The committee of the board of directors shall review the related person transaction in accordance with the criteria set forth in policy, taking into account all of the relevant facts and circumstances available to the committee of the board of directors. Based on the conclusions reached, the committee of the board of directors shall evaluate all options, including, without limitation, approval, ratification, amendment or termination of the related person transaction or, with respect to any related person transaction that is no longer pending or ongoing, rescission and/or disciplinary action. Approval of such transactions shall be given only if it is determined by the committee of the board of directors that such transaction is in, or not inconsistent with, the best interests of the Company and our shareholders. Upon completion of the offering, our Related Person Transactions Policy will be available on our website at https://www.myfw.com.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions include summaries of the material terms of our form of amended and restated articles of incorporation and our form of amended and restated bylaws. The forms of amended and restated articles of incorporation and amended and restated bylaws will be adopted prior to the consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our forms of amended and restated articles of incorporation and our amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        We are incorporated in the state of Colorado. The rights of our shareholders are generally covered by Colorado law and our articles of incorporation and bylaws (each as amended and restated and in effect as of consummation of this offering). The terms of our capital stock are therefore subject to Colorado law, including the Colorado Business Corporation Act, and the common and constitutional law of Colorado.

        Upon the closing of this offering, our amended and restated articles of incorporation will authorize us to issue up to 90 million shares of common stock, no par value, and 10 million shares of preferred stock, no par value, of which 8,559 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (referred to as "Series A preferred stock"), 429 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B (referred to as "Series B preferred stock"), 11,881 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series C (referred to as "Series C preferred stock") and 150,000 shares have been designated as Noncumulative Perpetual Convertible Preferred Stock, Series D (referred to as "Series D preferred stock").

        As of December 31, 2017, there were issued and outstanding 5,833,456 shares of our common stock, 8,559 shares of our Series A preferred stock, 428 shares of our Series B preferred stock, 11,881 shares of our Series C preferred stock and 41,000 shares of our Series D preferred stock. As of December 31, 2017, we had reserved 592,714 shares of our common stock for issuance upon the exercise of outstanding stock options, 42,307 performance stock units and 179,990 restricted stock units issued under our existing equity incentive plans.

        The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of our issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Common Stock

        Voting.    Each holder of our common stock is entitled to one vote for each share held of record on all matters on which shareholders generally are entitled to vote, except as otherwise required by law. Rights of common stock to vote on certain matters may be subject to the rights and preferences of the holders of any outstanding shares of any preferred stock that we may issue. Our amended and restated articles of incorporation expressly prohibits cumulative voting.

        Dividends and Other Distributions.    Subject to certain regulatory restrictions and to the rights of holders of our preferred stock and any other class or series of stock having a preference as to dividends over the common shares then outstanding, dividends may be paid on the shares of common stock out of assets legally available for dividends, but only at such times and in such amounts as our board of directors shall determine and declare. Subject to applicable law, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share, ratably in proportion to the number of shares held by them, in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock and any other class or series of stock having a preference over the common shares then outstanding. See "Supervision and Regulation—Regulation of the Company—Dividends."

        Preemptive Rights.    Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

        Other.    Our holders of common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.

Preferred Stock

        Our amended and restated articles of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our amended and restated certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares.

        Without shareholder approval, we may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock by providing superior rights; dilute the ownership of the holders of our common stock; discourage unsolicited proposals to acquire us; or facilitate a particular business combination involving us. Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

        We have four series of preferred stock outstanding as of the date of this prospectus, the terms of which are summarized below.

  Capital Purchase Program Preferred Stock

        General.    On February 6, 2009, we issued 8,559 shares of Series A preferred stock and 428 shares of Series B preferred stock to the United States Treasury pursuant to its Capital Purchase Program of the Emergency Economic Stabilization Act of 2008 (the "CPP Program"). Likewise, on December 11, 2009, we issued 11,881 shares of our Series C preferred stock to the United States Treasury pursuant to the CPP Program. The United States Treasury subsequently sold all of its shares of our Series A preferred stock, Series B preferred stock and Series C preferred stock (which we collectively refer to as the "CPP preferred stock") to third party investors. All such shares of CPP preferred stock are issued and outstanding. The terms of the CPP preferred stock are substantially similar and are summarized below.

        Ranking.    The CPP preferred stock ranks senior to our common stock as to dividend rights and/or as to rights upon our liquidation, dissolution or winding up. Each series of our preferred stock that composes the CPP preferred stock (i.e., the Series A preferred stock, Series B preferred stock and Series C preferred stock) rank on parity with each other series and with the Series D preferred stock rank on parity with our Series B preferred stock, Series C preferred stock and Series D preferred stock as to dividend rights and/or as to rights upon our liquidation, dissolution or winding up.

        Dividend Rights.    Holders of shares of CPP preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 9.0% per share on a liquidation preference of $1,000 per share of CPP preferred stock.

        Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. In addition, we are subject to Colorado state laws relating to the payment of dividends. For more information, see "Supervision and Regulation—Regulation of the Company—Dividends."

        So long as any shares of CPP preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. Subject to certain limited exceptions described in the certificates of designation, we and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the CPP preferred stock for all prior dividend periods.

        On any dividend payment date for which dividends are not paid in full, or declared and funds set aside therefor, on the CPP preferred stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the CPP preferred stock), with respect to the CPP preferred stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the CPP preferred stock from time to time out of any funds legally available for such payment, and the CPP preferred stock shall not be entitled to participate in any such dividend.

        Liquidation Rights.    In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of CPP preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the CPP preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the CPP preferred stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all outstanding shares of CPP preferred stock and all outstanding shares of parity stock, the holders of CPP preferred stock and other shares of parity stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled. If the total liquidation amount per share of CPP preferred stock has been paid in full to all holders of CPP preferred stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the CPP preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

        Redemption.    The CPP preferred stock is currently redeemable at any time, subject to the approval of the Federal Reserve, in whole or in part, subject to the procedures set forth in the certificate of designations. In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption. The CPP preferred stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of CPP preferred stock have no right to require the redemption or repurchase of the CPP preferred stock. If fewer than all of the outstanding shares of CPP preferred stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of CPP preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable. Shares of CPP preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

        Voting Rights.    Except as indicated below or otherwise required by law, the holders of CPP preferred stock do not have any voting rights.

        Election of Two Directors upon Non-Payment of Dividends.    If the dividends on the CPP preferred stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will automatically be increased by two. Holders of CPP preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of any securities exchange on which our securities may be listed or traded. Upon the termination of the right of the holders of CPP preferred stock and voting parity stock to vote for preferred stock directors, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of CPP preferred stock and voting parity stock had been entitled to elect. The holders of a majority of the shares of CPP preferred stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of CPP preferred stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

        Other Voting Rights.    So long as any shares of CPP preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of CPP preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating: (i) any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the CPP preferred stock with respect to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding up; (ii) any amendment, alteration or repeal of any provision of the certificate of designations for the CPP preferred stock or our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the CPP preferred stock; or (iii) any consummation of a binding share exchange or reclassification involving the CPP preferred stock or of a merger or consolidation of us with another entity, unless the shares of CPP preferred stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of CPP preferred stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the CPP preferred stock, taken as a whole.

        No Preemptive or Conversion Rights.    The holders of the CPP preferred stock do not have any preemptive rights. The CPP preferred stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

  Series D Preferred Stock

        General.    As of December 31, 2017, there were 150,000 shares of preferred stock designated as Series D preferred stock of which 41,000 shares were issued and outstanding.

        Ranking.    The Series D preferred stock ranks senior to our common stock as to dividend rights and/or as to rights upon our liquidation, dissolution or winding up. It ranks on parity with our Series A preferred stock, Series B preferred stock and Series C preferred stock as to dividend rights and/or as to rights upon our liquidation, dissolution or winding.

        Dividends.    Holders of shares of Series D preferred stock are entitled to receive when, as and if authorized by the board of directors and declared by the Company, out of legally available funds, on a non-cumulative basis, cash dividends at an annual rate of 9.00% of the $100 per share liquidation preference.

        Dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, each a dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year of twelve 30-day months.

        Dividends on the Series D preferred stock are non-cumulative. If the board of directors does not authorize and declare a dividend on the Series D preferred stock or if the if board of directors authorizes and declares less than a full dividend in respect of any dividend period, the holders of Series D preferred stock have no right to receive any dividend or a full dividend, as the case may be, for such dividend period, and we will have no obligation to pay a dividend or to pay full dividends for that dividend period, whether or not dividends are authorized, declared and paid for any future dividend period with respect to the Series D preferred stock or the common stock or any other class or series of our preferred stock.

        So long as any share of Series D preferred stock remains outstanding, (i) no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any common stock or other securities ranking junior to the Series D preferred stock (other than a dividend payable solely in shares of such junior securities) and (ii) subject to certain limited exceptions set forth in the certificate of designations, no shares of common stock or other junior securities shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, unless, in each case, the full dividends for the most recent dividend payment date on all outstanding shares of Series D preferred stock and parity securities have been paid or declared and a sum sufficient for the payment thereof has been set aside.

        Liquidation.    In the event we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series D preferred stock at the time shall be entitled to receive liquidating distributions in the amount of $100 per share of Series D preferred stock, plus an amount equal to any authorized and declared but unpaid dividends thereon for only the then-current dividend period accrued through the date of such liquidation, out of assets legally available for distribution to our shareholders, before any distribution of assets is made to the holders of the common stock or any other junior securities. After payment of the full amount of such liquidating distributions, the holders of Series D preferred stock will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any of our remaining assets.

        In the event our assets available for distribution to shareholders upon our liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series D preferred stock and the corresponding amounts payable on any parity securities, holders of Series D preferred stock and the holders of such parity securities shall share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

        Our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the us, or the sale of all or substantially all of our property or business will not constitute our liquidation, dissolution or winding up.

        Maturity.    The Series D preferred stock is perpetual unless converted or redeemed in accordance with the certificate of designations.

        Redemption.    Holders of the Series D preferred stock will have no right to require us to redeem or repurchase the Series D preferred stock and such shares are not subject to any sinking fund or similar obligation. The Series D preferred stock is currently redeemable at our option, at any time and from time to time, upon not less than 30 nor more 60 days' notice by mail, at a redemption price of $100 per share, plus accrued and unpaid dividends, if any, for the then-current dividend period to the date fixed for redemption. If less than all of the outstanding shares of the Series D preferred stock are to be redeemed at our option, the total number of shares to be redeemed in such redemption shall be determined by the board of directors, and the shares to be redeemed shall be allocated pro rata or by lot as may be determined by the board of directors or by such other method as the board of directors may approve and deem fair and appropriate.

        Conversion.    Each share of Series D preferred stock was initially convertible at the option of the holder thereof, at any time after the issuance of such shares, into 3.7 shares of fully paid and non-assessable shares common stock. Such conversion rate will be adjusted in accordance with the terms of the certificate of designations from time to time, if at any time after the issuance of any shares of Series D preferred stock, (i) the outstanding shares of our common stock are subdivided into a greater number of such shares, then the number of shares of common stock into which each share of Series D preferred stock may be converted shall be proportionately increased, and, conversely, if, at any time after the issuance of any shares of Series D preferred stock, the outstanding shares of our common stock are combined into a smaller number of such shares, then the number of shares of common stock into which each share of Series D preferred stock may be converted shall be proportionately decreased, such increase or decrease, as the case may be, (ii) our common stock issuable upon the conversion of the Series D preferred stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise, in any such event each holder of Series D preferred stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable in connection with such recapitalization, reclassification or other change with respect to the maximum number of shares of common stock into which such shares of Series D preferred stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustments as provided herein or with respect to such other securities or property by the terms thereof, or (iii) our common stock is converted into other securities or property, whether pursuant to a reorganization, merger, consolidation or otherwise, as a part of such transaction, provision shall be made so that the holders of the Series D preferred stock shall thereafter be entitled to receive upon conversion thereof the number of shares of stock or other securities or property to which a holder of the maximum number of shares of common stock deliverable upon conversion would have been entitled in connection with such transaction, subject to adjustment in respect of such stock or securities by the terms thereof.

        We shall not be a party to any reorganization, merger or consolidation in which we are not the surviving entity unless the entity surviving such transaction assumes all of our obligation with respect to the conversion of the Series D preferred stock set forth in the certificate of designations in a manner reasonably satisfactory to the board of directors acting in good faith.

        Voting Rights.    Except as indicated below or otherwise required by law, the holders of Series D preferred stock do not have any voting rights. Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least a majority of the aggregate liquidation preference of the Series D preferred stock and of the shares of any parity stock at the time outstanding, voting together as a single class without regard to series, will be necessary for authorizing, effecting or validating any variation or abrogation of the powers, preferences, rights, privileges, qualifications, limitations and restrictions of the Series D preferred stock or any such other series of parity stock. Notwithstanding the foregoing, we may, without the consent or sanction of the holders of Series D preferred stock, (i) authorize or issue capital stock of the Company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, senior to, on a parity with or junior to the Series D preferred stock and (ii) amend our articles of incorporation to increase the number of authorized shares of preferred stock.

        Registration Rights.    If at any time we propose to file a registration statement under the Securities Act with respect to an initial public offering of its common stock for its own account, then we shall give written notice of such proposed filing to the holders of Series D preferred stock at least 20 days prior to such anticipated filing date. Such notice shall offer the holders of Series D preferred stock the opportunity to register such amount of shares of common stock into which each share of Series D preferred stock is then convertible (referred to as "Registrable Common Shares") as they may request (referred to as "Piggyback Registration"). Subject to certain exceptions and the terms and conditions of the certificate of designations, we shall include in such Piggyback Registration all Registrable Common Shares with respect to which we have received written requests for inclusion therein within seven business days after such notice has been given to the holders of Series D preferred stock.

        Subject to certain exceptions and the terms and conditions of the certificate of designations, within 60 days following the date we first meet the conditions for use of Form S-3, we are required to prepare and file with the SEC a "shelf" registration statement on Form S-3 covering all of the shares of Series D preferred stock for a secondary or resale offering to be made on a continuous basis pursuant to Rule 415. We shall use our reasonable best efforts to have the Form S-3 declared effective as promptly as practicable following its filing. We are generally required to keep any such registration statements continuously effective under the Securities Act until the date which is the earlier date of when (i) the shares included in such registration statement have been sold or (ii) such shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144, pursuant to a written opinion letter from our counsel to such effect, addressed and acceptable to us.

Certain Articles of Incorporation and Bylaw Provisions Potentially Having an Anti-takeover Effect

        Our amended and restated articles of incorporation and our amended and restated bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our common stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of our common stock and the removal of our directors or management. These provisions:

  •
  Empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

  •
  Provide that directors may only be removed from office for cause by a majority shareholder vote;

  •
  Eliminate cumulative voting in elections of directors;

  •
  Permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

  •
  Require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders' meeting;

  •
  Prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all shareholder actions to be taken at a meeting of the shareholders;

  •
  Require any shareholder derivative suit or shareholder claim against an officer or director of breach of fiduciary duty or violation of the Colorado Business Corporation Act, articles of incorporation, or bylaws to be brought in Denver County in the State of Colorado;

  •
  Require shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders to provide timely notice of their intent in writing; and

  •
  Enable our board of directors to increase, at any annual, regular or special meetings of directors, the number of persons serving as directors and to fill vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

        Our amended and restated bylaws may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures for advance notice are not followed, or of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.

Exclusive Forum

        Our amended and restated bylaws provide that the state courts located in Denver County, Colorado, the county in which our headquarters in Denver lie, shall be the sole and exclusive forum for certain shareholder litigation matters, unless we consent in writing to the selection of an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Colorado law in the types of lawsuits to which it applies and in limiting our litigation costs, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Limitation of Liability and Indemnification of Officers and Directors

        Under the Colorado Business Corporation Act, the articles of incorporation of a corporation may eliminate or limit the personal liability of a director to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director subject to certain limitations.

        Our amended and restated articles of incorporation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director to the fullest extent provided by applicable Colorado law. A director may, however, be found liable for:

  •
  Any breach of the director's duty of loyalty to the Company or to its shareholders;

  •
  Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  Voting for or assenting to an unlawful distribution;

  •
  Any transaction from which the director directly or indirectly derived an improper personal benefit; and

  •
  Acts or omissions for which the liability of the director is expressly provided by an applicable statute.

        The Colorado Business Corporation Act provides that a corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding.

        The Colorado Business Corporation Act also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Section 7-109-103 of the Colorado Business Corporation Act provides that a court may also order indemnification under various circumstances and Section 7-109-107 requires that officers must be indemnified to the same extent as directors.

        Our amended and restated articles of incorporation and bylaws also provide that we will indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the Company against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the Company or because he is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Company's request. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

        The Colorado Business Corporation Act permits us to purchase insurance on behalf of an existing or former officers, employees, directors or agents against any liability asserted against and incurred by that person in such capacity, or arising out of that person's status in such capacity. Pursuant to this authority, we maintain such insurance for the officers, employees, directors and agents of the Company and its subsidiaries.

Transfer Agent and Registrar

                                             will serve as our transfer agent and registrar.

Listing and Trading

        We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol "MYFW".

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of the material terms of certain indebtedness. The summary is qualified in its entirety by reference to the full text of the notes governing the terms of such indebtedness and the agreements pursuant to which the notes are issued.

Subordinated Notes due 2020

        On June 29, 2012, the Company issued an aggregate principal amount of $7.6 million of 8% Subordinated Notes due 2020 (referred to as the "subordinated notes due 2020") to various investors. The subordinated notes due 2020 will mature on June 29, 2020 (unless previously redeemed). The Company's obligation to make payments of principal and interest on the subordinated notes due 2020 is subordinate in right of payment to all existing and future senior indebtedness of the Company. The subordinated notes due 2020 are issued under the Subordinated Note Purchase Agreement, dated as of June 29, 2012.

        Interest.    The subordinated notes due 2020 bear interest at a fixed rate of 8.0% per annum and will be payable semi-annually in arrears.

        Ranking.    The subordinated notes due 2020 are unsecured, subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and pari passu in right of payment to all existing and future subordinated indebtedness of the Company, including the Company's subordinated notes due 2026.

        Optional Redemption.    The Company may, at its option, at any time on or after June 29, 2017, redeem the subordinated notes due 2020, in whole or in part, at a redemption price specified in the subordinated notes due 2020. This option of redemption is subject to the approval of the Federal Reserve. The Federal Reserve generally will not approve such a redemption of any such subordinated notes unless it is satisfied with the capital position of the Company and the Bank after the proposed redemption. Additionally, the Company may, at its option, redeem some or all of the subordinated notes due 2020 at any time (subject to certain requirements and at a redemption price specified in the terms of the subordinated notes due 2020) if it makes a reasonable determination, on advice of legal counsel, that (i) there is a material risk that the Company will not be entitled to treat the subordinated notes due 2020 as "Tier 2 Capital" for purposes of the capital adequacy guidelines of the Federal Reserve; or (ii) for certain reasons as set forth in the terms of the subordinated notes due 2020, there is a material risk that interest payable by the Company on the subordinated notes due 2020 is not, or within 180 days after the date of such determination will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes.

        Events of Default.    An event of default under the subordinated notes due 2020 will occur, and the subordinated notes due 2020 may be accelerated, upon the occurrence and continuation of certain events of insolvency of the Company that are specified in the subordinated notes due 2020 (a "2012 Subordinated Note Event of Default"). In the case of a 2012 Subordinated Note Event of Default, except in the case of a default in the payment of principal or interest on the subordinated notes due 2020 or the performance of any other obligation of the Company under the subordinated notes due 2020 or under the Subordinated Note Purchase Agreement, the holders of at least 51% of the outstanding principal amount of the subordinated notes due 2020 may declare, by written notice to the Company, the subordinated notes due 2020 to be immediately due and payable.

Subordinated Notes due 2026

        Between October 2016 and February 2017, the Company issued an aggregate principal amount of $6.3 million of 7.25% Fixed-to-Floating Rate Subordinated Notes due December 31, 2026 (the

"subordinated notes due 2026") to various investors. The subordinated notes due 2026 will mature on December 31, 2026 (unless previously redeemed). The Company's obligation to make payments of principal and interest on the subordinated notes due 2026 is subordinate in right of payment to all existing and future senior indebtedness of the Company. The subordinated notes due 2026 are issued under the Subordinated Note Purchase Agreement.

        Interest.    Until January 1, 2022, the subordinated notes due 2026 bear interest at the rate of 7.25% per annum and are payable quarterly in arrears. From and including January 1, 2022, the subordinated notes due 2026 bear interest, set on the first day of each calendar quarter, at the rate of the then current 90-day LIBOR rate plus 587 basis points and are payable quarterly in arrears through the maturity date or any early redemption date.

        Ranking.    The subordinated notes due 2026 are unsecured, subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and pari passu in right of payment to all existing and future subordinated indebtedness of the Company, including the Company's subordinated notes due 2020.

        Optional Redemption.    The Company may, at its option, at any time on or after January 1, 2022, redeem the subordinated notes due 2026, in whole or in part, at a redemption price specified in the subordinated notes due 2026. This option of redemption is subject to the approval of the Federal Reserve. The Federal Reserve generally will not approve such a redemption of any such subordinated notes unless it is satisfied with the capital position of the Company and the Bank after the proposed redemption. Additionally, the Company may, at its option, redeem some or all of the subordinated notes due 2026 at any time (subject to certain requirements and at a redemption price specified in the terms of the subordinated notes due 2026) if it makes a reasonable determination, on advice of legal counsel, that (i) the Company will not be entitled to treat the subordinated notes due 2026 as "Tier 2 Capital" for purposes of the capital adequacy guidelines of the Federal Reserve; or (ii) for certain reasons as set forth in the terms of the subordinated notes due 2026, there is more than a substantial risk that interest payable by the Company on the subordinated notes due 2026 is not, or within 180 days after the date of such determination will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes.

        Events of Default.    An event of default under the subordinated notes due 2026 will occur, and the subordinated notes due 2026 may be accelerated, upon the occurrence and continuation of certain events of insolvency of the Company that are specified in the subordinated notes due 2026 (a "2016 Subordinated Note Event of Default"). In the case of a 2016 Subordinated Note Event of Default, except in the case of a default in the payment of principal or interest on the subordinated notes due 2026 or the performance of any other obligation of the Company under the subordinated notes due 2026 or under the Subordinated Note Purchase Agreement, the holders of at least 51% of the outstanding principal amount of the subordinated notes due 2026 may declare, by written notice to the Company, the subordinated notes due 2026 to be immediately due and payable.

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

        Upon completion of this offering, we will have            shares of our common stock issued and outstanding (            shares if the underwriters exercise in full their option to purchase additional shares). In addition, shares of our common stock will be issuable upon the vesting and settlement of outstanding equity awards.

        Of these            shares (or            shares, if the underwriters exercise in full their option to purchase additional shares), the shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining outstanding shares will be deemed "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

        We, all of our directors and executive officers and certain other shareholders, who will own in the aggregate approximately             shares of our outstanding common stock, have agreed not to sell any shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting" for a description of these lock-up provisions.

Stock Issued under Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our 2008 Plan and 2016 Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.

        Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three-months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, provided that such sales comply with the current public information requirements of Rule 144 and we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale. A person who is not deemed to have been an affiliate of ours at any time during the three-months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, provided that we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell on expiration of the lock-up agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

  •
  1% of the number of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

 SUPERVISION AND REGULATION

        The U.S. banking industry is highly regulated under federal and state law. Banking laws, regulations, and policies affect the operations of the Company and its subsidiary. Investors should understand that the primary objective of the U.S. bank regulatory regime is the protection of depositors, the Deposit Insurance Fund ("DIF"), and the banking system as a whole, not the protection of the Company's shareholders.

        As a bank holding company, we are subject to inspection, examination, supervision, and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank, which is our subsidiary, is a Colorado-chartered commercial bank and is not a member of the Federal Reserve System (a "state nonmember bank"). As such, the Bank is subject to regulation, supervision, and examination by both the Colorado Division of Banking (the "CDB") and the Federal Deposit Insurance Corporation ("FDIC"). In addition, we expect that any additional businesses that we may invest in or acquire will be regulated by various state and/or federal banking regulators.

        Banking statutes and regulations are subject to continual review and revision by Congress, state legislatures and federal and state regulatory agencies. A change in such statutes or regulations, including changes in how they are interpreted or implemented, could have a material effect on our business. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance pursuant to such laws and regulations, which are binding on us and our subsidiaries.

        Banking statutes, regulations and policies could restrict our ability to diversify into other areas of financial services, acquire depository institutions, and make distributions or pay dividends on our equity securities. They may also require us to provide financial support to any bank that we control, maintain capital balances in excess of those desired by management, and pay higher deposit insurance premiums as a result of a general deterioration in the financial condition of the Bank or other depository institutions we control.

        The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described.

Regulation of the Company

        The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

        Permitted activities.    Generally, bank holding companies are prohibited under the BHC Act from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in any activity other than (i) banking or managing or controlling banks or (ii) an activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking. The Federal Reserve has the authority to require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries.

        Status as a Financial Holding Company.    Under the BHC Act, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company's insured depository institution subsidiaries are "well capitalized" and "well managed." Additionally, the Community Reinvestment Act of 1977 ("CRA") rating of each subsidiary bank must be satisfactory or better. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. The Company has filed an election and became a financial holding company in 2006.

        Sound banking practices.    Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe or unsound banking practices. For example, under certain circumstances the Federal Reserve's Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate a regulation. As another example, a holding company is prohibited from impairing its subsidiary bank's soundness by causing the bank to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believes it not prudent to do so. The Federal Reserve has the power to assess civil money penalties for knowing or reckless violations, if the activities leading to a violation caused a substantial loss to a depository institution. Potential penalties are as high as $1.0 million for each day the activity continues.

        Regulatory Capital Requirements.    Through December 31, 2017, we were subject to the Federal Reserve's Small Bank Holding Company Policy Statement (the "Policy Statement"). The Policy Statement provides that the Basel III capital rules and reporting requirements generally will not apply to a bank holding company with under $1 billion in assets that: (i) is not engaged in significant non-banking activities either directly or through a nonbank subsidiary; (ii) does not conduct significant off-balance sheet activities either directly or through a non-bank subsidiary; and (iii) subject to certain limited exceptions, does not have a material amount of SEC-registered debt or equity securities outstanding. As of December 31, 2017, we had $969.7 million in consolidated assets and satisfied the other criteria described above, and were not subject to the Basel III capital rules and reporting requirements. As such, while we are not subject to the requirements of Basel III, if our asset levels exceed $1 billion or if we fail to satisfy one of the other conditions for non-applicability of Basel III we would become subject to the Basel III capital rules and reporting requirements.

        Source of Strength.    In accordance with the Dodd-Frank Act and long-standing Federal Reserve policy, the Company must act as a source of financial and managerial strength to the Bank. Under this policy, the Company must commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. As discussed below, the Company could be required to guarantee the capital plan of the Bank if it becomes undercapitalized for purposes of banking regulations. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

        Regulatory agencies have promulgated regulations to increase the capital requirements for bank holding companies to a level that matches those of banking institutions.

        Anti-tying restrictions.    Bank holding companies and affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by a holding company or its affiliates.

        Acquisitions.    The BHC Act, the Bank Merger Act, the Colorado Banking Code and other federal and state statutes regulate acquisitions of commercial banks and their holding companies. The BHC Act generally limits acquisitions by bank holding companies to commercial banks and companies engaged in activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) acquiring more than 5% of the voting stock of any bank or other bank holding company; (ii) acquiring all or substantially all of the assets of any bank or bank holding company; or (iii) merging or consolidating with any other bank holding company.

        In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities generally consider, among other things, the competitive effect and public benefits of the transactions, the financial and managerial resources and future prospects of the combined organization (including the capital position of the combined organization), the applicant's performance record under the CRA (see the section captioned "Community Reinvestment Act" included elsewhere in this item), fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

        The Company is also subject to the Change in Bank Control Act of 1978 ("Control Act") and related Federal Reserve regulations, which provide that any person who proposes to acquire at least 10% (but less than 25%) of any class of a bank holding company's voting securities is presumed to control the company (unless the company is not publicly held and some other shareholder owns a greater percentage of voting stock). Any person who would be presumed to acquire control or who proposes to acquire control of more than 25% of any class of a bank holding company's voting securities, or who proposes to acquire actual control, must provide the Federal Reserve with at least 60 days prior written notice of the acquisition. The Federal Reserve may disapprove a proposed acquisition if: (i) it would result in adverse competitive effects; (ii) the financial condition of the acquiring person might jeopardize the target institution's financial stability or prejudice the interests of depositors; (iii) the competence, experience or integrity of any acquiring person indicates that the proposed acquisition would not be in the best interests of the depositors or the public; or (iv) the acquiring person fails to provide all of the information required by the Federal Reserve. Any proposed acquisition of the voting securities of a bank holding company that is subject to approval under the BHC Act is not subject to the Control Act notice requirements. Any company that proposes to acquire "control", as those terms are defined in the BHC Act and Federal Reserve regulations, of a bank holding company or to acquire 25% or more of any class of voting securities of a bank holding company would be required to seek the Federal Reserve's prior approval under the BHC Act to become a bank holding company.

        Dividends.    Dividends from the Bank are the Company's principal source of cash revenues. The Company's earnings and activities are affected by legislation, by regulations and by local legislative and administrative bodies and decisions of courts in the jurisdictions in which we conduct business. These include limitations on the ability of the Bank to pay dividends to the Company and the Company's ability to pay dividends to its shareholders. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. Consistent with such policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization's objectives and approaches for maintaining a strong capital position and achieving the objectives of the policy statement.

        In 2009, the Federal Reserve issued a supervisory letter providing greater clarity to its policy statement on the payment of dividends by bank holding companies. In this letter, the Federal Reserve stated that when a holding company's board of directors is deciding on the level of dividends to declare, it should consider, among other factors: (i) overall asset quality, potential need to increase reserves and write down assets, and concentrations of credit; (ii) potential for unanticipated losses and declines in asset values; (iii) implicit and explicit liquidity and credit commitments, including off-balance sheet and contingent liabilities; (iv) quality and level of current and prospective earnings, including earnings capacity under a number of plausible economic scenarios; (v) current and prospective cash flow and liquidity; (vi) ability to serve as an ongoing source of financial and managerial strength to depository institution subsidiaries insured by the FDIC, including the extent of double leverage and the condition of subsidiary depository institutions; (vii) other risks that affect the holding company's financial condition and are not fully captured in regulatory capital calculations; (viii) level, composition, and quality of capital; and (ix) ability to raise additional equity capital in prevailing market and economic conditions (the "Dividend Factors"). It is particularly important for a bank holding company's board of directors to ensure that the dividend level is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios. In addition, a bank holding company's board of directors should strongly consider, after careful analysis of the Dividend Factors, reducing, deferring, or eliminating dividends when the quantity and quality of the holding company's earnings have declined or the holding company is experiencing other financial problems, or when the macroeconomic outlook for the holding company's primary profit centers has deteriorated. The Federal Reserve further stated that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its distributions if: (i) its net income is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

        Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries with which it can prevent or remedy actions that represent unsafe or unsound practices, or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

        Stock Redemptions and Repurchases.    It is an essential principle of safety and soundness that a banking organization's redemption and repurchases of regulatory capital instruments, including common stock, from investors be consistent with the organization's current and prospective capital needs. In assessing such needs, the board of directors and management of a bank holding company should consider the Dividend Factors discussed above under "Dividends". The risk-based capital rule directs bank holding companies to consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. Bank holding companies that are experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the appropriate Federal Reserve supervisory staff before redeeming or repurchasing common stock or other regulatory capital instruments for cash or other valuable consideration. Similarly, any bank holding company considering expansion, whether through acquisitions or through organic growth and new activities, generally also must consult with the appropriate Federal Reserve supervisory staff before redeeming or repurchasing common stock or other regulatory capital instruments for cash or other valuable consideration. In evaluating the appropriateness of a bank holding company's proposed redemption or repurchase of capital instruments, the Federal Reserve will consider the potential losses that the holding company may suffer from the prospective need to increase reserves and write down assets from continued asset deterioration and the holding company's ability to raise additional common stock and other Tier 1 capital to replace capital instruments that are redeemed or repurchased. A bank holding company must inform the Federal Reserve of a redemption or repurchase of common stock or perpetual preferred stock for cash or other value resulting in a net reduction of the bank holding company's outstanding amount of common stock or perpetual preferred stock below the amount of such capital instrument outstanding at the beginning of the quarter in which the redemption or repurchase occurs. In addition, a bank holding company must advise the Federal Reserve sufficiently in advance of such redemptions and repurchases to provide reasonable opportunity for supervisory review and possible objection should the Federal Reserve determine a transaction raises safety and soundness concerns.

        Regulation Y requires that a bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, provide prior notice to the Federal Reserve for any repurchase or redemption of its equity securities for cash or other value that would reduce by 10% or more the holding company's consolidated net worth aggregated over the preceding 12-month period.

        Annual Reporting; Examinations.    The Company is required to file an annual report with the Federal Reserve, and such additional information as the Federal Reserve may require. The Federal Reserve may examine a bank holding company and any of its subsidiaries, and charge the company for the cost of such an examination.

        Imposition of Liability for Undercapitalized Subsidiaries.    The Federal Deposit Insurance Corporation Act of 1991 ("FDICIA") requires bank regulators to take "prompt corrective action" to resolve problems associated with insured depository institutions. In the event an institution becomes "undercapitalized", it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company "having control of" the undercapitalized institution "guarantees" the subsidiary's compliance with the capital restoration plan until it becomes "adequately capitalized". For purposes of this statute, the Company has control of the Bank. Under FDICIA, the aggregate liability of all companies controlling a particular institution is limited to the lesser of five percent of the depository institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with applicable capital standards. FDICIA grants greater powers to bank regulators in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, or might be required to consent to a merger or to divest the troubled institution or other affiliates.

        State Law Restrictions.    As a Colorado corporation, the Company is subject to certain limitations and restrictions under applicable Colorado corporate law. For example, state law restrictions in Colorado include limitations and restrictions relating to indemnification of directors, distributions and dividends to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Regulation of the Bank

        Regulatory Capital Requirements.    Effective January 1, 2015 (with some changes transitioned into full effectiveness over two to four years), the Bank became subject to new capital regulations adopted by the FDIC, which created a new required ratio for common equity Tier 1 ("CET1") capital, increased the minimum leverage and Tier 1 capital ratios, changed the risk-weightings of certain assets for purposes of the risk-based capital ratios, created an additional capital conservation buffer over the required capital ratios, and changed what qualifies as capital for purposes of meeting the capital requirements. The Federal Reserve adopted parallel regulations for bank holding companies. These regulations implement the regulatory capital reforms required by the Dodd Frank Act and the "Basel III" requirements.

        Under the new capital regulations, the minimum capital level requirements are (i) a CET1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income ("AOCI") unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for loan and lease losses up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital.

        In addition to the minimum capital requirements, the Bank must maintain a capital conservation buffer that consists of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares and paying discretionary bonuses. The capital conservation buffer requirement is subject to a phase-in period that began on January 1, 2016 with the requirement for a buffer of greater than 0.625% of risk-weighted assets. This capital conservation buffer increases each year until the capital conservation buffer requirement is fully implemented on January 1, 2019.

        The CET1 requirements also changed the risk-weighting of certain assets including a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition development and construction loans and for non-residential mortgage loans that are 90 days or more past due or otherwise on non-accrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; and a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital.

        As of December 31, 2017, the Bank exceeded all regulatory minimum capital requirements.

        Prompt Corrective Regulatory Action.    Under applicable federal statutes, the federal bank regulatory agencies are required to take "prompt corrective action" with respect to institutions that do not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the FDIC's prompt corrective action regulations, an institution is deemed to be "well capitalized" if it has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 8.0% or greater, a Common Equity Tier 1 risk-based capital ratio of 6.5% or better and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, a Common Equity Tier 1 Capital Ratio of 4.5% or better and a Leverage Ratio of 4.0% or greater. An institution is "undercapitalized" if it has a Total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital ratio of less than 6.0%, a Common Equity Tier 1 ratio of less than 4.5% or a Leverage Ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a Total Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, a Common Equity Tier 1 ratio of less than 3.0% or a Leverage Ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

        Undercapitalized institutions are subject to growth limitations and are required to submit a capital restoration plan to the FDIC. The federal bank regulatory agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized". "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

        As of December 31, 2017, the Bank qualified as "well capitalized" under the prompt corrective action rules.

        Dividends.    As a Colorado state-chartered bank, the Bank is subject to limitations under Colorado law on the payment of dividends. The Colorado Banking Code provides that a bank may declare dividends from retained earnings and other components of capital specifically approved by the Banking Board so long as the declaration is made in compliance with rules established by the Banking Board.

        In addition, a state nonmember bank may not declare a dividend if paying the dividend would result in the bank being undercapitalized under the FDIA, discussed above, and must comply with any discretionary distribution restrictions imposed on it under the federal banking agencies' capital buffer rules. The FDIC has stated that, in general, state nonmember banks can pay dividends in reasonable amounts only after the bank's earnings have first been applied to the elimination of losses and the establishment of necessary reserves and prudent capital levels. The FDIC may also direct state nonmember banks that are poorly rated or subject to written supervisory actions not to pay dividends in order to ensure adequate capital exists to support their risk profile.

        Deposit Insurance Assessments.    All of a depositor's accounts at an insured bank, including all non-interest bearing transaction accounts, are insured by the FDIC up to $250,000. FDIC-insured banks are required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators.

        Assessments are based on an institution's average total consolidated assets less average tangible equity (subject to risk-based adjustments that would further reduce the assessment base for custodial banks). The Bank may be able to pass part or all of this cost on to its clients, including in the form of lower interest rates on deposits, or fees to some depositors, depending on market conditions.

        The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. If deposit insurance for a banking business that we invest in or acquire were to be terminated, that would have a material adverse effect on that banking business and potentially on the Company as a whole.

        Depositor Preference.    The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

        Consumer Financial Protection.    The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal

Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the Bank's ability to raise interest rates and subject the Company and the Bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions the Company may want to pursue or our prohibition from engaging in such transactions even if approval is not required.

        The Consumer Financial Protection Bureau ("CFPB") has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks. The CFPB is authorized to issue rules for both bank and nonbank companies that offer consumer financial products and services, subject to consultation with the prudential banking regulators. In general, however, banks with assets of $10 billion or less, such as the Bank, will continue to be examined for consumer compliance by their primary bank regulator.

        Much of the CFPB's rulemaking has focused on mortgage lending and servicing, including an important rule requiring lenders to ensure that prospective buyers have the ability to repay their mortgages. Other areas of current CFPB focus include consumer protections for prepaid cards, payday lending, debt collection, overdraft services and privacy notices. The CFPB has been particularly active in issuing rules and guidelines concerning residential mortgage lending and servicing, issuing numerous rules and guidance related to residential mortgages. Perhaps the most significant of these guidelines is the "Ability-to-Repay and Qualified Mortgage Standards under the Truth in Lending Act" portions of Regulation Z. Under the Dodd-Frank Act, creditors must make a reasonable and good faith determination, based on verified and documented information, that the consumer has a reasonable "ability to repay" a residential mortgage according to its terms. There is a statutory presumption of compliance with this requirement for mortgages that meet the requirements to be deemed "qualified mortgages." The CFPB rule defines the key threshold terms "ability to repay" and "qualified mortgage."

        The CFPB has actively issued enforcement actions against both large and small entities and to entities across the entire financial service industry. The CFPB has relied upon "unfair, deceptive, or abusive acts" prohibitions as its primary enforcement tool. However, the CFPB and DOJ continue to be focused on fair lending in taking enforcement actions against banks with renewed emphasis on alleged redlining practices. Failure to comply with these laws and regulations could give rise to regulatory sanctions, client rescission rights, actions by state and local attorneys general and civil or criminal liability.

        Brokered Deposit Restrictions.    Well capitalized institutions are not subject to limitations on brokered deposits, while an adequately capitalized institution is able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and are subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits.

        Community Reinvestment Act.    The CRA is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank's record in meeting the needs of its community when considering certain applications by a bank, including applications to establish a banking center or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a bank holding company's controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company.

        When we apply for regulatory approval to make certain investments, the regulators will consider the CRA record of the target institution and our depository institution subsidiary. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

        Insider Credit Transactions.    Banks are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to certain executive officers, directors, principal shareholders and any related interests of such persons. Extensions of credit to such persons must (a) be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered by such restrictions, and (b) not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

        Safety and Soundness Standards.    Under FDICIA, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

        Examinations.    The Bank is examined from time to time by its primary federal banking regulator, the FDIC, and the CDB and is charged for the cost of such an examination. Depending on the results of a given examination, the FDIC and the CDB may revalue the Bank's assets and require that the Bank establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of the assets.

        Financial Privacy.    In accordance with the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. These rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

        Anti-Money Laundering.    Under federal law, including the Bank Secrecy Act and Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing training program; and testing of the program by an independent audit function. Financial institutions are restricted from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, client identification, and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. clients. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed "cease and desist" orders and civil money penalty sanctions against institutions found to be violating these obligations.

        Office of Foreign Assets Control Regulation.    The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Department of the Treasury Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. The Bank is responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences.

Transactions with Affiliates

        Transactions between depository institutions and their affiliates, including transactions between the Bank and the Company, are governed by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W promulgated thereunder. Generally, Section 23A limits the extent to which a depository institution and its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the depository institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates of an amount equal to 20% of the depository institution's capital stock and surplus. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or at least as favorable to the depository institution and its subsidiaries, as those for similar transactions with non-affiliates.

The Volcker Rule

        Section 619 of the Dodd-Frank Act, commonly known as the "Volcker Rule," generally prohibits banking entities, such as the Bank, the Company and their affiliates and subsidiaries, from engaging in short-term proprietary trading of financial instruments and from owning, sponsoring or having certain relationships with hedge funds or private equity funds (collectively, "covered funds"). The regulations implementing the Volcker Rule provide exemptions for certain activities, including market making, underwriting, hedging, trading in certain government obligations and organizing and offering a covered fund, among others. Management believes the investment portfolio and activities of the Bank, the Company, and their affiliates and subsidiaries are in compliance with the Volcker Rule and its implementing regulations.

Concentration in Commercial Real Estate Lending

        As a part of their regulatory oversight, the federal regulators have issued guidelines on sound risk management practices with respect to a financial institution's CRE lending activities. The guidelines identify certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis surrounding the institution's CRE concentration risk. The guidelines are designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. The Company's CRE concentrations are discussed in the "Risk Factors" section above.

Interstate Banking and Branching

        Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1999 (the "Riegle-Neal Act"), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations. Bank holding companies must be well capitalized and well managed, not merely adequately capitalized and adequately managed, in order to acquire a bank located outside of the bank holding company's home state. The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches.

        Colorado state law provides that a Colorado-chartered bank can establish a branch anywhere in Colorado provided that the branch is approved in advance by the CDB. The branch must also be approved by the FDIC. The approval process takes into account a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a de novo branch in any state if the law of the state in which the branch is proposed would permit the establishment of the branch if the bank was charted in such state.

        The Federal Reserve, OCC, and FDIC jointly issued a final rule in 1997 that adopted uniform regulations implementing Section 109 of the Riegle-Neal Act. Section 109 prohibits any bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. Congress enacted Section 109 to ensure that interstate branches would not take deposits from a community without the bank reasonably helping to meet the credit needs of that community.

Limitations on Incentive Compensation

        In June 2016, several federal financial agencies (including the Federal Reserve and FDIC) re-proposed restrictions on incentive-based compensation pursuant to Section 956 of the Dodd-Frank Act for financial institutions with $1 billion or more in total consolidated assets. For institutions with at least $1 billion but less than $50 billion in total consolidated assets, the proposal would impose principles-based restrictions that are broadly consistent with existing interagency guidance on incentive-based compensation. Such institutions would be prohibited from entering into incentive compensation arrangements that encourage inappropriate risks by the institution (i) by providing an executive officer, employee, director, principal shareholder or individuals who are "significant risk takers" with excessive compensation, fees, or benefits, or (ii) that could lead to material financial loss to the institution. The comment period for these proposed regulations has closed, but a final rule has not been published.

Depending upon the outcome of the rule making process, the application of this rule to us could require us to revise our compensation strategy, increase our administrative costs and adversely affect our ability to recruit and retain qualified associates.

Cybersecurity

        In March 2015, the Federal Financial Institutions Examination Council issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

Changing Regulatory Structure and Future Legislation and Regulation

        Congress may enact further legislation that affects the regulation of the financial services industry, and state legislatures may enact further legislation affecting the regulation of financial institutions chartered by or operating in these states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof, although enactment of the proposed legislation could impact the regulatory structure under which the Company operates and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to the Company's business strategy, and limit the Company's ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or any of its subsidiaries could have a material effect on our business.

Monetary Policy and Economic Environment

        The policies of regulatory authorities, including the monetary policy of the Federal Reserve, can have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

        The Federal Reserve's monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the Bank's business and earnings cannot be predicted.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by certain non-U.S. holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset (generally, property held for investment). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the "Code", U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the IRS will not take a position contrary to such statements and conclusions discussed below and that any position taken by the IRS would not be sustained.

        This discussion does not address all tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, pension plans, retirement plans, partnerships or other entities classified as partnerships (for U.S. federal income tax purposes), dealers or brokers in securities or currency, U.S. expatriates or former long-term residents of the U.S., hybrid entities, persons subject to the alternative minimum tax, persons who have acquired our common stock as compensation in connection with the exercise of an employee stock option or otherwise in connection with the performance of services, persons who have elected to mark securities to market, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this discussion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences (such as the Medicare contribution tax or U.S. federal estate or gift tax) or any aspects of state, local, or foreign tax laws.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our common stock.

        THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, the term "non-U.S. holder" or "you" refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) nor:

  •
  An individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

  •
  A corporation (or other entity taxable for U.S. federal income tax purposes as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  An estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  A trust which (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person as defined above.

Dividends and Distributions

        In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a nontaxable return of capital, on a share-by-share basis, and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Sale, Exchange or Other Taxable Disposition."

        Subject to the discussions below and under the headings, "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," distributions that constitute dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30.0% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty withholding rate, you must provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) and satisfy applicable certification and other requirements, including providing us with a U.S. taxpayer identification number, certifying qualification for the reduced rate. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the United States), are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.0% or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition

        Subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  The gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

  •
  You are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  Our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.0% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year (provided that you have filed U.S. federal income tax returns with respect to such losses).

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5.0% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

Information Reporting and Backup Withholding

        Information returns will be filed annually with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock, regardless of whether withholding was required. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid backup withholding tax (currently at a rate of 24%). The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty generally should satisfy the certification requirements necessary to avoid backup withholding tax as well.

        Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person. Even if a non-U.S. holder establishes an exemption from information reporting, we or our paying agent may still be required to report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as not a United States person or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting (but generally not backup withholding) will apply in the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is has certain relationships within the United States.

        U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to "foreign financial institutions" and other non-financial foreign entities (including in some cases, when such foreign financial entity or non-financial foreign entity is acting as an intermediary) unless certain due diligence, reporting, withholding and certification requirements are satisfied.

        The Treasury Department has issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and the gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless:

  •
  The foreign entity is a "foreign financial institution" that has entered into an agreement with the United States to implement FATCA, and the entity complies with the diligence and reporting requirements of such an agreement, including to withhold on certain payments and to collect and provide to U.S. taxing authorities substantial information on U.S. account holders;

  •
  The foreign entity is a "non-financial foreign entity" and certifies that it has no "substantial United States owners" or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners; or

  •
  The foreign financial institution or non-financial foreign entity otherwise is exempted under FATCA.

        An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. The withholding rules under FATCA generally apply with respect to dividends on our common stock and for dispositions that occur on or after January 1, 2019, with respect to gross proceeds from a sale or other disposition of our common stock.

        Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes by filing a U.S. federal income tax return (which may entail a significant administrative burden).

        Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.

UNDERWRITING

        We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders and Keefe, Bruyette & Woods, Inc., as representative of the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Stephens Inc.

Total

        The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, the selling shareholders and the underwriters provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

        In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See "—Electronic Distribution."

Underwriting Discount

        Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

        The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discount
Proceeds to us, before expenses
Proceeds to selling shareholders, before expenses

        We and the selling shareholders estimate the expenses of this offering, not including the underwriting discount, to be approximately $            million, and such expenses are payable by us. We also have agreed to reimburse the underwriters for certain expenses incurred in connection with the offering, including out-of-pocket expenses in an amount not to exceed $350,000 and fees and expenses of counsel for the Underwriters with respect to blue sky, FINRA and directed share program matters in an amount not to exceed $15,000 without our prior written consent.

Option to Purchase Additional Shares

        We have granted the underwriters an option to purchase up to            additional shares of our common stock, at the initial public offering price less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter's name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

        We, our executive officers and directors, the selling shareholders and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative and subject to limited exceptions:

  •
  Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file a registration statement relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or publicly disclose the intention to make any offer, pledge, sale disposition or filing; or

  •
  Enter into any swap or other agreement that transfers, in whole or in part any of the economic consequence of ownership of the shares of our common stock, whether any such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

        These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to our common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

        Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "MYFW."

Indemnification and Contribution

        We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

        To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  Stabilizing transactions;

  •
  Short sales; and

  •
  Purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

        As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

        In connection with this offering, the underwriters and the selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares of our common stock, which represents        % of the shares of our common stock offered by this prospectus, for sale to our directors, executive officers, associates, business associates and related persons. Our directed share program will be administered by Keefe Bruyette & Woods, Inc. or its affiliate. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

  European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares to the public has been or will be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

  •
  To any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  •
  To fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

  United Kingdom

        The prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to have been communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received in connection with the issue or sale of the shares of our common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been or will be complied with in respect of anything done in relation to the shares of our common stock offered hereby in, from or otherwise involving the United Kingdom.

  Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National

Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Norton Rose Fulbright US LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

        The audited consolidated financial statements of First Western Financial, Inc. as of December 31, 2017 and 2016 and for the years then ended included in this prospectus have been so included in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

        The audited financial statements of EMC Holdings, LLC as of December 31, 2016 and 2015 and for the years then ended included in this prospectus have been so included in reliance upon the report of Fortner, Bayens, Levkulich & Garrison, P.C., independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of common stock offered by this prospectus that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

        You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC's public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's Internet address is www.sec.gov. We also maintain a website at www.myfw.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not rely on any such information in making your decision whether to purchase our securities.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
First Western Financial, Inc. and Subsidiaries
Denver, Colorado

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of First Western Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe Horwath LLP

We have served as the Company's auditor since 2013.
Denver, Colorado
March 31, 2018

First Western Financial, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2016
(In thousands, except share amounts)

	December 31,
	2017	2016
ASSETS
Cash and cash equivalents:
Cash and due from banks	$1,370	$684
Interest-bearing deposits in other financial institutions	8,132	62,001

Total cash and cash equivalents	9,502	62,685
Available-for-sale securities	53,650	97,655
Correspondent bank stock, at cost	1,555	1,769
Mortgage loans held for sale	22,940	8,053
Loans, net of allowance of $7,287 and $6,478	806,402	666,337
Promissory notes from related parties, net of discount of $0 and $54	5,792	10,384
Premises and equipment, net	6,777	7,995
Accrued interest receivable	2,421	1,917
Accounts receivable	5,592	5,696
Other receivables	6,324	—
Other real estate owned, net	658	2,836
Goodwill	24,811	24,811
Other intangible assets, net	1,233	1,452
Deferred tax assets, net	5,987	9,008
Company-owned life insurance	14,316	13,898
Other assets	1,699	1,502

Total assets	$969,659	$915,998

LIABILITIES
Deposits:
Noninterest-bearing	$198,685	$195,460
Interest-bearing	617,432	558,440

Total deposits	816,117	753,900
Borrowings:
Federal Home Loan Bank Topeka borrowings	28,563	37,000
Convertible subordinated debentures, net of discount of $0 and $36	—	4,749
Subordinated Notes	13,435	13,150
Credit Note payable	—	2,736
Accrued interest payable	197	160
Other liabilities	9,501	8,375

Total liabilities	867,813	820,070
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock—no par value; 1,000,000 shares authorized; 20,868 issued and outstanding 2017 and 2016; liquidation preference: $20,868	—	—
Convertible preferred stock—no par value; 150,000 shares authorized; 41,000 and 46,000 shares issued and outstanding 2017 and 2016; liquidation preference: $4,100 and $4,600	—	—
Common stock—no par value; 10,000,000 shares authorized; 5,833,456 and 5,529,542 shares issued and outstanding at 2017 and 2016	—	—
Additional paid-in capital	130,070	123,755
Accumulated deficit	(27,296)	(27,028)
Accumulated other comprehensive (loss) income	(928)	(799)

Total shareholders' equity	101,846	95,928

Total liabilities and shareholders' equity	$969,659	$915,998

See accompanying notes.

First Western Financial, Inc. and Subsidiaries
Consolidated Statements of Income
December 31, 2017 and 2016
(In thousands, except share amounts)

	Year Ended December 31,
	2017	2016
Interest and dividend income:
Loans, including fees	$30,908	$27,664
Investment securities	2,115	1,583
Federal funds sold and other	314	273

Total interest and dividend income	33,337	29,520

Interest expense:
Deposits	3,778	2,919
Other borrowed funds	1,983	2,144

Total interest expense	5,761	5,063

Net interest income	27,576	24,457
Less: Provision for credit losses	788	985

Net interest income, after provision for credit losses	26,788	23,472

Non-interest income:
Trust and investment management fees	19,455	20,167
Net gain on mortgage loans sold	3,469	6,702
Bank fees	2,176	1,826
Risk management and insurance fees	1,289	755
Income on company-owned life insurance	418	358
Net gain on sale of securities	81	114
Gain on legal settlement	825	—

Total non-interest income	27,713	29,922

Total income before non-interest expense	54,501	53,394

Non-interest expense:
Salaries and employee benefits	28,663	28,659
Occupancy and equipment	5,884	5,881
Professional services	3,490	3,468
Technology, software licenses, and maintenance	3,911	3,446
Data processing	2,436	2,658
Marketing	1,492	2,176
Amortization of other intangible assets	784	747
Total loss on sales/provision of other real estate owned	311	180
Other	2,523	2,608

Total non-interest expense	49,494	49,823

Income before income taxes	5,007	3,571
Income tax expense	2,984	1,269

Net income	2,023	2,302

Preferred stock dividends	(2,291)	(2,840)

Net (loss) available to common shareholders	$(268)	$(538)

Earnings (Loss) per common share:
Basic and diluted	$(0.05)	$(0.11)

See accompanying notes.

First Western Financial, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
December 31, 2017 and 2016
(In thousands)

	Year Ended December 31,
	2017	2016
Net income	$2,023	$2,302
Other comprehensive income (loss) items:
Net change in unrealized gain on available-for-sale securities	214	(1,715)
Reclassification adjustment for realized gains included in earnings	(81)	(114)

Total other comprehensive income (loss) items	133	(1,829)
Income tax provision
Net change in unrealized gain on available-for-sale securities	(282)	661
Reclassification adjustment for realized gains included in earnings	20	44

Income tax effect	(262)	705

Total other comprehensive loss, net of tax	(129)	(1,124)

Comprehensive income	$1,894	$1,178

See accompanying notes.

First Western Financial, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
December 31, 2017 and 2016
(In thousands, except share amounts)

	Shares
						Accumulated Other Comprehensive Income (loss)
	Preferred Stock	Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit		Total
Balance at January 1, 2016	20,868	73,000	5,033,565	$113,599	$(26,490)	$325	$87,434
Net income	—	—	—	—	2,302	—	2,302
Issuance of Common stock, net of issuance costs of $52	—	—	94,577	2,501	—	—	2,501
Series D Preferred Stock Conversion	—	(27,000)	99,900	—	—	—	—
Other comprehensive loss, net of tax	—	—	—	—	—	(1,124)	(1,124)
Stock-based compensation	—	—	—	1,022	—	—	1,022
Debenture exercise	—	—	300,000	6,600	—	—	6,600
Stock option exercises, net	—	—	1,500	33	—	—	33
Preferred stock dividends	—	—	—	—	(2,840)	—	(2,840)

Balance at December 31, 2016	20,868	46,000	5,529,542	$123,755	$(27,028)	$(799)	$95,928
Net income	—	—	—	—	2,023	—	2,023
Issuance of Common stock, net of issuance costs of $46	—	—	186,791	5,255	—	—	5,255
Restricted stock awards	—	—	105,264	—	—	—	—
Stock forfeited in connection with legal settlement		—	(8,580)	(244)	—	—	(244)
Series D Preferred Stock Conversion	—	(5,000)	17,500	—	—	—	—
Other comprehensive loss, net of tax	—	—	—	—	—	(129)	(129)
Stock-based compensation	—	—	—	1,298	—	—	1,298
Stock option exercises	—	—	2,939	6	—	—	6
Preferred stock dividends	—	—	—	—	(2,291)	—	(2,291)

Balance at December 31, 2017	20,868	41,000	5,833,456	$130,070	$(27,296)	$(928)	$101,846

See accompanying notes.

First Western Financial, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
December 31, 2017 and 2016
(In thousands)

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net income	$2,023	$2,302
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,447	2,423
Deferred income tax expense	2,671	1,310
Stock-based compensation	1,298	1,022
Gain on legal settlement	(244)	—
Provision for credit losses	788	985
Net amortization of investment securities	690	660
Total loss on sales/provision of other real estate owned	311	180
Loss on disposal of premises and equipment	150	56
Accretion of discounts on convertible subordinated debentures and promissory notes, net	(18)	(33)
Net gain on sales of securities	(81)	(114)
Stock dividends received on correspondent bank stock	(139)	(70)
Increase in cash surrender value of company-owned life insurance	(418)	(358)
Gain on mortgage loans sold	(3,469)	(6,702)
Origination of mortgage loans held for sale	(301,959)	(334,369)
Proceeds from mortgage loans sold	290,731	352,713
Net changes in operating assets and liabilities:
Accounts receivable	(907)	(7)
Accrued interest receivable and other assets	(817)	(730)
Accrued interest payable and other liabilities	1,513	(161)

Net cash (used) provided by operating activities	(5,430)	19,107

Cash flows from investing activities
Activity in available-for-sale securities:
Maturities, prepayments, and calls	12,192	24,192
Sales	58,565	4,991
Purchases	(32,803)	(63,149)
Payments received on promissory notes	—	5,900
Redemption (purchase) of correspondent bank stock	353	(433)
Purchases of premises and equipment	(499)	(1,824)
Purchase of company-owned life insurance	—	(3,063)
Loan and note receivable originations and principal collections, net	(140,727)	(62,654)
Net cash paid for acquisitions	(1,000)
Proceeds from sales of other real estate owned	1,867	—

Net cash used in investing activities	(102,052)	(96,040)

Cash flows from financing activities
Net change in deposits	62,217	43,963
Proceeds from Subordinated Notes issuances, net	285	6,275
Proceeds from issuance of Common stock, net	5,255	2,501
Net proceeds from exercise of stock options	6	33
Payments on Subordinated Notes	—	(750)
Payments on Credit Note payable	(2,736)	(1,200)
Dividends paid on preferred stock	(2,291)	(2,840)
Payments to Federal Home Loan Bank Topeka borrowings	(347,683)	(190,500)
Proceeds from Federal Home Loan Bank Topeka borrowings	339,246	202,500

Net cash provided by financing activities	54,299	59,982

Net change in cash and cash equivalents	(53,183)	(16,951)
Cash and cash equivalents, beginning of year	62,685	79,636

Cash and cash equivalents, end of year	$9,502	$62,685

Supplemental cash flow information:
Interest paid on deposits and borrowed funds	$5,615	$4,293
Income tax payment, net of refunds received	$275	$202
Supplemental noncash disclosures:
Stock issued for repayment of convertible subordinated debentures	$—	$6,600
Expiration of convertible subordinated debentures	$4,749	$3,300

See accompanying notes.

First Western Financial, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Business and Basis of Presentation:    The consolidated financial statements include the accounts of First Western Financial, Inc. ("FWFI"), incorporated in Colorado on July 18, 2002, and its direct and indirect wholly-owned subsidiaries listed below (collectively referred to as the "Company").

        FWFI is a bank holding company with financial holding company status registered with the Board of Governors of the Federal Reserve System. FWFI wholly owns the following subsidiaries: First Western Trust Bank (the "Bank"), First Western Capital Management Company ("FWCM"), and Ryder, Stilwell Inc. ("RSI"). The Bank wholly owns the following subsidiaries, which are therefore indirectly wholly-owned by FWFI: First Western Merger Corporation ("Merger Corp."), and RRI, LLC ("RRI"). RSI and RRI and not active operating entities.

        The Company provides a fully-integrated suite of wealth management services including, private banking, personal trust, investment management, mortgage loans, and institutional asset management services to individual and corporate customers principally in Colorado (metro Denver, Aspen, Boulder and Fort Collins), Arizona (Phoenix and Scottsdale), California (Los Angeles/Century City) and Wyoming (Jackson Hole and Laramie). The Company's revenues are generated from its full range of product offerings as noted above, but principally from net interest income (the interest income earned on the Bank's assets net of funding costs), net gains earned on selling mortgage loans, and fee-based wealth advisory, investment management, asset management and personal trust services.

        The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and reporting practices prescribed for the banking and investment advisory industries.

        Consolidation:    The Company's policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest and variable-interest entities where the Company is deemed to be the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates:    To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ.

        Concentration of Credit Risk:    Most of the Company's lending activity is to customers located in and around Denver, Colorado; Phoenix and Scottsdale, Arizona; and Los Angeles, California. The Company does not believe it has significant concentrations in any one industry or customer. At December 31, 2017 and 2016, 74% and 74% of the Company's loan portfolio is secured by real estate collateral. Declines in real estate values in the primary markets the Company operates in could negatively impact the Company.

        Cash and Cash Equivalents:    Cash and cash equivalents include cash on hand, deposits at other financial institutions with original maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

        Investment Securities:    Investments the Company intends to hold for an indefinite period of time, but not necessarily to maturity, are classified as available-for-sale and are recorded at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax. As of December 31, 2017 and 2016, all investment securities were classified as available-for-sale.

        Net purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities, without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings as realized losses in noninterest income.

        Management evaluates securities for other-than-temporary impairment ("OTTI") on at least an annual basis, or more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings. At December 31, 2017 and 2016, no securities were determined to be other-than-temporarily impaired.

        Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        Correspondent Bank Stock:    Correspondent bank stock includes stock in both the Federal Home Loan Bank of Topeka ("FHLB Topeka") and Bankers' Bank of the West ("BBW"), which are considered restricted securities because the Company may be required to hold the stock in order to maintain the correspondent banking relationship with these institutions. No ready market exists for the stock and therefore, no quoted market values exist. For financial reporting purposes, this stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value. No provision for impairment was recorded at December 31, 2017 and 2016. Both cash and stock dividends are reported as income when received.

        Mortgage Loans Held for Sale:    Mortgage loans originated and intended for sale in the secondary market are carried at lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Servicing rights are released when the associated mortgage loans are sold. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

        Loans:    Loans the Company has the intent and ability to hold for the foreseeable future, until maturity, or until payoff are reported at their outstanding unpaid principal balances, adjusted for charge-offs, net of deferred loan fees and costs, and the allowance for loan losses. Interest income is accrued on unpaid principal balances. Fees received at origination, net of certain direct origination costs for providing loan commitments and letters of credit that result in loans, are deferred and amortized to interest income, using the level yield method without anticipating prepayments, over the life of the related loan or until payoff, at which time the remaining unamortized fee is recorded as interest income. Fees net of certain direct origination costs on commitments and letters of credit are amortized to interest income over the commitment period.

        Past Due Loans:    The accrual of interest on loans is discontinued at the time the loan becomes 90 days delinquent unless the loan is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged off if collection of interest or principal is considered doubtful.

        Interest accrued but not collected is charged off against interest income at the time a loan is placed on non-accrual status. The interest collected on non-accrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans can be returned to accrual status when all the principal and interest amounts contractually due are brought current and the collectability of future payments is reasonably assured.

        Troubled Debt Restructurings:    A troubled debt restructuring ("TDR") is a loan the Company, for reasons related to a borrower's financial difficulties, grants a concession to the borrower the Company would not otherwise consider.

        The loan terms which have been modified or restructured due to a borrower's financial difficulty, include but are not limited to (i) a reduction in the stated interest rate of the loan, (ii) an extension of the maturity date of the loan at an interest rate below market, or (iii) a reduction of the accrued interest.

        Generally, the Company will allow interest rate reductions for a period of two years or less after which the loan reverts back to the contractual interest rate. Loan modifications granted by the Company are reviewed on a case-by-case basis to determine if they should be considered restructured loan.

        Allowance for Loan Losses:    The Company's reserve for credit losses is an estimate of the probable incurred credit losses and is comprised of (i) the allowance for loan losses and (ii) the reserve for unfunded commitments. The reserve for unfunded commitments is included in other liabilities in the accompanying consolidated balance sheets and the loan balances in the accompanying consolidated balance sheets are reported net of the allowance for loan losses. The allowance for loan losses is established through a provision for credit losses, which is a noncash charge to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and dollar volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The Company's loan loss policies do not differ by loan segment.

        A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

        TDRs are separately identified for impairment and included in the separately identified impairment disclosures. If cash flow dependent, TDRs will be measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

        Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting all scheduled principal and interest payments. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        The allowance for loan losses is comprised of specific loan loss reserves and general loan loss reserves. The impairment of a specific loan is measured based either on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, or (ii) the fair value of the underlying collateral, less costs to sell, if the repayment is expected to be provided predominantly by the sale of the underlying collateral. Specific impairments are measured on a loan-by-loan basis if risk characteristics are unique to an individual borrower. The general loan loss reserve covers non-impaired loans and is established by evaluating the incurred loss on homogenous pools of loans, not specifically reviewed for impairment as noted above, that have common risk characteristics. The general loan loss reserve is based on historical loss experiences adjusted for eight current factors. Certain factors are applied to each pool and certain factors are applied to all non-individually reviewed loans. When applicable, the pool of loans reviewed consists of residential and commercial mortgage loans, equity lines of credit, commercial lines of credit, and consumer installment loans. The eight qualitative factors the Company considers are:

  1.
  Changes in relevant economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

  2.
  Levels and trends in net charge-offs.

  3.
  The existence and effect of any concentrations of credit and changes in the level of such concentrations.

  4.
  Changes in the nature or volume of the loan portfolio and in the terms of loans.

  5.
  Changes in the experience, ability, and depth of lending management and other relevant staff.

  6.
  Changes in the volume and severity of past due loans.

  7.
  Changes in the quality of the loan review system.

  8.
  Change in the level of overdrafts.

        The following portfolio segments have been identified:

  •
  1-4 Family Residential—consists of loans and home equity lines of credit secured by one to four family residential properties. These loans typically enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner. In addition, some borrowers secure a commercial purpose loan with owner occupied or non-owner occupied one to four family residential properties. Loans in this segment are dependent on the industries tied to these loans as well as the national and local economies, and local residential and commercial real estate markets.

  •
  Cash, Securities and Other—consists of consumer and commercial purpose loans that are primarily secured by securities managed and under custody with the Company, cash on deposit with the Company or life insurance policies. In addition, loans in this portfolio are collateralized with other sources of consumer collateral and a minimal amount may be unsecured. This segment of our portfolio is affected by a variety of local and national economic factors affecting borrowers' employment prospects, income levels, and overall economic sentiment.

  •
  Commercial and Industrial—consists of commercial and industrial loans, including working capital lines of credit, permanent working capital term loans, business asset loans, acquisition, expansion and development loans, and other loan products, primarily in the Company'starget markets. This portfolio primarily consists of term loans and lines of credit which are dependent on the strength of the industries of the related borrowers and the success of their businesses.

  •
  Commercial Real Estate, Owner Occupied and Non-Owner Occupied—consists of commercial loans collateralized by real estate. These loans may be collateralized by owner occupied or non-owner occupied real estate, as well as multi-family residential real estate. These loans are dependent on the strength of the industries of the related borrowers and the success of their businesses.

  •
  Construction and Development—consists of loans to finance the construction of residential and non-residential properties. These loans are dependent on the strength of the industries of the related borrowers and the risks consistent with construction projects.

        The reserve for unfunded commitments represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. Unfunded commitments to extend credit include commercial and standby letters of credit, unused lines of credit, and unfunded loan commitments expected to be funded.

        The process used to determine the reserve for unfunded commitments is consistent with the process for determining the allowance for loan losses, adjusted for estimated funding probabilities. Changes to the level of the reserve for unfunded commitments are recognized through the provision for credit losses for off-balance sheet credit exposures, included in other operational expenses in the accompanying consolidated statements of income.

        Transfers of Financial Assets:    Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        Premises and Equipment:    Premises and equipment are carried at cost, net of accumulated depreciation, with the exception of artwork, which is carried at cost. Leasehold improvements are depreciated using the straight-line method and recognized over the shorter of the lease term or estimated useful lives of the assets, ranging from 4 to 15 years. Furniture/equipment and software are depreciated using the straight-line method and recognized over the estimated useful lives of the assets which are 7 years and 3 years.

        Goodwill and Other Intangible Assets:    Goodwill represents the excess of purchase price over the fair value of net identifiable tangible and intangible assets acquired in business combinations. The Company has acquired other identifiable intangible assets, primarily consisting of customer relationships, non-competition agreements and recorded goodwill through its acquisition of financial services companies. Goodwill and other indefinite-lived intangible assets are not amortized, but are tested for impairment at the reporting unit level at least annually by applying a fair value-based test using discounted estimated future net cash flows. The Company has selected October 31 as the date to perform its annual impairment tests. Impairment exists when the carrying amount of the goodwill and other intangible assets exceeds their implied fair values. Impairment losses, if any, are recognized as a charge to non-interest expense and an adjustment to the carrying value of the goodwill or other intangible assets. Subsequent reversals of impairment charges are prohibited. Goodwill is the only intangible asset with an indefinite life on the Company's consolidated balance sheets. Other definite-lived intangible assets, including customer relationship intangibles, are amortized on a straight-line basis over periods representing the estimated remaining lives of the assets of one to fifteen years, and are evaluated for impairment when events or changes in circumstances indicate the carrying values of such assets may not be recoverable. At December 31, 2017, the Company believes the carrying value of its goodwill not to be impaired and other intangible assets to be recoverable.

        Accounts Receivable:    Accounts receivable represents the billed but unpaid fees from trust and investment advisory services owed by clients, which are typically calculated as a percentage of average invested balances. The majority of the Company's investment advisory clients are billed quarterly in arrears based on the daily average balance in the client's trust or investment accounts for that quarter.

        Other Receivables:    Other accounts receivable represents compensation paid to employees that is contingent on future employment and reconginzed in the consolidated statements of income over the estimated service period and sales of investments in which the Compnay has obtained a firm commitment as of the balance sheet dates.

        Other Real Estate Owned:    Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less selling costs, at the date of foreclosure, establishing a new cost basis in the asset. Physical possession of residential real estate property collateralizing a residential mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through similar legal agreement. Subsequent to foreclosure, valuations are periodically performed by management, with any subsequent declines in value recorded as a charge to expense through an impairment recorded directly against the other real estate owned assets or to a valuation allowance account. Changes in the valuation allowance are recorded as provision for losses on other real estate owned. Revenue and expenses from operations related to other real estate owned are included in other operational expenses.

        Company-Owned Life Insurance:    The Company has purchased life insurance policies on certain current and former officers and key employees. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

        Mortgage Banking Derivatives:    Commitments to fund mortgage loans (interest rate locks and forward delivery commitments) to be sold in the secondary market for the future delivery of these loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. In order to hedge the change in interest rates resulting from its commitments to fund the loans, the Company enters into forward commitments for future delivery of mortgage loans when interest rate locks are entered into. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are included in net gains on mortgage loans sold.

        Stock-Based Compensation:    The Company has stock-based compensation plans that provide for the granting of stock options, restricted stock awards, restricted stock units and performance stock units to associates and non-associate directors who perform services for the Company. The Company estimates the fair value of its stock option awards on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes model"). The Company determines the fair value of the restricted and performance stock units as well as restricted stock awards based on the estimated market value of the underlying shares at the date of grant.

        Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's policy is to recognize forfeitures as they occur.

        Income Taxes:    Income tax (expense) benefit is the total of the current year income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

        The Company recognizes tax benefits from uncertain tax positions when it is more-likely-than-not, based on the technical merits of the position, the tax position will be sustained upon examination, including the resolution of any appeals or litigation. Tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon resolution.

        The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments have historically been minimal and immaterial to financial results. The Company classifies interest and penalties, if any, as a component of income tax expense.

        Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale which is also recognized as a separate component of equity.

        Earnings (Loss) per Common Share:    Despite having net income in the consolidated statement of income, due to dividends on preferred stock, the Company reports a net loss available to common shareholders' and therefore, earnings per share is negative. Earnings (Loss) per common share is computed by dividing net loss to common shareholders by the weighted average number of shares outstanding during each period. See Note 12 for the common share equivalents that have been excluded from the calculation of loss per common share as their effect is anti-dilutive for the years ended December 31, 2017 and 2016.

        Loss Contingencies:    Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

        Fair Value of Financial Instruments:    Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as unused lines of credit, commitments to make loans and commercial and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to its shareholders subject to certain regulatory restrictions and to the rights of holders of the Company's preferred stock which have a preference to dividends over the common shares outstanding. As a result, the Company must make dividend payments on the preferred stock before any dividends can be paid on the common stock from assets available for dividends. The Company is also subject to certain restrictions on its right to pay dividends to shareholders under the terms of a credit agreement with a correspondent lending partner.

        Subsequent Events:    The Company has evaluated subsequent events for recognition and disclosure through March 31, 2018, which is the date the financial statements were available to be issued. Between January 1, 2018 and March 31, 2018, the Company sold 67,242 shares of our common stock for aggregate proceeds of $1.9 million in a private placement that the Company believes was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The shares sold contain a make whole feature as described in Note 11.

        Reclassifications:    Certain items in prior year financial statements were reclassified to conform to the current presentation.

        Adoptions of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards:    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-9, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-9"). ASU 2014-9 changes recognition of revenue from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new guidance requires improved disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In applying the new guidance, an entity may use either a retrospective approach to each prior reporting period or a retrospective approach with the cumulative effect recognized at the date of initial application. ASU 2014-09 was effective for the Company on January 1, 2018. In evaluating the effects of the ASU 2014-09 on its financial statements and disclosures, the Company has determined the following:

  •
  The primary revenue lines subject to ASU 2014-09 is trust and investment management fees which totaled $19.4 million in 2017.

  •
  The adoption of ASU 2014-09 did not have a material impact on the Company's financial statements. The Company's first quarter interim filing will be updated with the new required disclosures.

  •
  The Company has adopted ASU 2014-09 using the modified restrospective method.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which amended existing guidance that requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). It eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in ASU 2016-01 were effective for the Company beginning January 1, 2018, and for interim periods within that annual period. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements. However, it will impact the fair value disclosures in Note 16—Fair Value.

        In February 2016, the FASB issued ASU 2016-02, Lease Accounting (Topic 842) ("ASU 2016-02"). Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet. ASU 2016-02 will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. ASU 2016-02 will be effective for the Company on January 1, 2019. The Company is currently evaluating the effects of ASU 2016-02 on its consolidated financial statements and disclosures, and anticipates recording right of use assets and lease liabilities in the consolidated balance sheet for its operating leases.

        In February 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) ("ASU 2016-13"). ASU 2016-13 replaces the incurred loss model with an expected loss model, which is referred to as the current expected credit loss ("CECL") model. The CECL model is applicable to the measurement of credit losses on the financial assets measured a amortized cost, including loan receivables, held-to-maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor. For all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 will be effective for the Company on January 1, 2021. Upon adoption of the amendments within this update, the Company expects to make a cumulative-effect adjustment to the opening balance of retained earnings and the allowance for loan losses in the year of adoption. The Company has formed a CECL committee that is assessing data and system requirements in order to evaluate the impact of adopting this new guidance. The Company is evaluating historical loan level data requirements necessary for the implementation of the CECL model, as well as various methodologies for determining expected credit losses. The Company is currently in the process of evaluating the impact the adoption of this update will have on its consolidated financial statements and disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), in an effort to improve the accounting for employee share-based payments. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, such as accounting for income taxes, classification of excess tax benefits on the Statements of Cash Flows, accounting for forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the Statements of Cash Flows. The amendments in ASU 2016-09 were effective for the Company beginning January 1, 2017, and for interim periods within that annual period and did not have a significant impact on the consolidated financial statements and disclosures.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"), which amended existing guidance to clarify the definition of a business with the objective of adding guidance to assist entities with evaluation whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. ASU 2017-01 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements and disclosures.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which amended existing guidance to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The amendments require and entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge of the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective for the Company on January 1, 2021, with earlier adoption permitted and is not expected to have a significant impact on the financial statements and disclosures.

        In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20) ("ASU 2017-08"). ASU 2017-08 amends the amortization period for certain purchased callable debt securities held at a premium. Prior to the issuance of this guidance, premiums were amortized as an adjustment of yield over the contractual life of the instrument. ASU 2017-08 requires premiums on purchased callable debt securities that have explicit, non-contingent call features that are callable at fixed prices to be amortized to the earliest call date. There are no accounting changes for securities held at a discount. This ASU will be effective for the Company for annual periods and interim periods beginning January 1, 2019. ASU 2017-08 will be applied through a cumulative effect adjustment through equity (modified-retrospective approach). The Company is currently evaluating the effects of ASU 2017-08 on the financial statements and disclosures.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities ("ASU 2017-12"), which provided guidance to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. ASU 2017-12 will be effective for the Company on January 1, 2019 and is not expected to have a significant impact on the financial statements and disclosures.

        In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) ("ASU 2018-02"). ASU 2018-02 allows an entity to elect to reclassify the stranded tax effects related to the Act from accumulated other comprehensive income into retained earnings. ASU 2018-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this standard will have on the consolidated financial statements and disclosures.

NOTE 2—ACQUISITIONS

        On August 18, 2017, the Company entered into an Asset Purchase Agreement (the "Mortgage Purchase Agreement") with EMC, LLC ("EMC") whereby the Company acquired assets related to the mortgage operations of the Englewood Mortgage Company, a residential mortgage loan origination company. The Company accounted for the acquisition of EMC as a business combination. The purpose of the acquisition was to expand the Company's mortgage capabilities and enhance the products and services offered within the markets the Company serves. Pursuant to the Mortgage Purchase Agreement, the Company paid EMC $2.0 million in cash at the closing date of September 15, 2017, and issued, subject to forfeiture clauses, 105,264 shares (or $3.0 million) of the Company's common stock. As a result of certain clauses in the Mortgage Purchase Agreement being tied to the continuing employment of the sole selling shareholder of EMC, $1.0 million of the cash paid and all of the common stock issued, will be deferred and recorded as compensation expense in future periods. The $1.0 million of cash will be expensed ratably over the estimated service period of the selling shareholder. The $1.5 million of stock with a time-vesting feature will be expensed ratably over five years, and the remaining $1.5 million of common stock will be expensed as earned.

        Of the cash paid, $1.0 million is deemed purchase consideration and was allocated to the identifiable tangible and intangible assets acquired pursuant to the Mortgage Purchase Agreement. The tangible assets were not material to the consolidated financial statements. The intangible assets primarily consist of a non-competition agreement in the amount of $0.6 million and acquired mortgage loans that were locked but not funded as of the acquisition date in the amount of $0.4 million. The value of the non-competition agreement, which will be amortized over an estimated economic life of two years, is recorded in intangible assets in the accompanying consolidated financial statements, net of amortization. Due to the value of the intangible assets received in the purchase exceeding the consideration of $1.0 million, the Company recorded an immaterial gain on bargain purchase.

        The Company initially recognized the assets and liabilities acquired from acquisitions based on its preliminary estimates of their acquisition date fair values. As additional information becomes known concerning the acquired assets and assumed liabilities, management may make adjustments to the opening balance sheet of the acquired company up to the end of the measurement period, which is no longer than a one-year period following the acquisition date. The determination of the fair values of the acquired assets and liabilities assumed (and the related determination of estimated lives of depreciable tangible and identifiable intangible assets) requires judgment. As of December 31, 2017, the Company has not completed its fair value analysis and calculations in sufficient detail necessary to arrive at the final estimates of the fair value of acquired assets and assumed liabilities, including the allocations to intangible assets and resulting deferred taxes. All information presented with respect to the acquired assets related to EMC is preliminary and subject to revision pending the final fair value analysis.

NOTE 3—INVESTMENT SECURITIES

        The following presents the amortized cost and fair value of securities available-for-sale, with gross unrealized gains and losses recognized in accumulated other comprehensive income as of December 31 (in thousands):

2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available-for-sale:
U.S. treasury and federal agency	$250	$—	$(1)	$249
Government National Mortgage
Association ("GNMA") mortgage-backed securities—residential	42,001	27	(1,192)	40,836
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	9,736	13	(296)	9,453
Corporate collateralized mortgage obligations and mortgage-backed securities	1,529	—	(50)	1,479
Small Business Investment Company	930	—	—	930
Equity mutual funds	750	—	(47)	703

Total securities available-for-sale	$55,196	$40	$(1,586)	$53,650

2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available-for-sale:
U.S. treasury and federal agency	$251	$—	$(2)	$249
GNMA mortgage-backed securities—residential	79,872	112	(1,276)	78,708
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	11,867	33	(367)	11,533
Corporate collateralized mortgage obligations and mortgage-backed securities	5,873	27	(165)	5,735
Small Business Investment Company	721	—	—	721
Equity mutual funds	750	—	(41)	709

Total securities available-for-sale	$99,334	$172	$(1,851)	$97,655

        Net amortization of premiums and discounts related to mortgage securities during the years ended December 31, 2017 and 2016 was $0.4 million and $0.6 million, which are included with interest income.

        In 2014 the Company began investing in a small business investment company ("SBIC") fund administered by the Small Business Administration. During 2017 and 2016, the Company invested $0.2 million and $0.5 million in SBIC. The Company may invest up to an additional $2.1 million in SBIC through 2019.

        At December 31, 2017, the amortized cost and estimated fair value of available-for-sale securities, excluding SBIC and the mutual fund, that have contractual maturity dates, are shown in the table below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Amortized Cost	Fair Value
Due after one year through five years	$929	$926
Mortgage-related securities (agency and collateralized mortgage obligations	52,587	51,091

	$53,516	$52,017

        At December 31, 2017 and 2016, securities with carrying values totaling $23.7 million and $33.3 million, were pledged to secure various public deposits and credit facilities of the Company.

        At December 31, 2017 and 2016, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity. The equity mutual fund is a publicly traded fund.

        At December 31, 2017 and 2016, twenty-eight securities and thirty-eight securities were in an unrealized loss position, with unrealized losses totaling $1.6 million and $1.9 million. Fifteen of the securities in an unrealized loss position at December 31, 2017 have been in a continuous unrealized loss position for more than twelve months, the remaining securities in a loss position have been in a continuous unrealized loss position for less than 12 months. The securities in unrealized loss positions are caused primarily by interest rate changes and market assumptions about prepayments of principal and interest on the underlying mortgages. Because the decline in market value is attributable to market conditions, not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be near or at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2017.

        The following table summarizes securities with unrealized losses at December 31, 2017 and 2016, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands, before tax):

	Less than 12 months		12 Months or Longer		Total
2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury and federal agency	$—	$—	$249	$(1)	$249	$(1)
GNMA mortgage-backed securities—residential	11,621	(237)	27,480	(955)	39,101	(1,192)
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	677	(2)	7,968	(294)	8,645	(296)
Corporate collateralized mortgage obligations and mortgage-backed securities	—	—	1,316	(50)	1,316	(50)
Equity mutual funds	—	—	703	(47)	703	(47)

Total	$12,298	$(239)	$37,716	$(1,347)	$50,014	$(1,586)

	Less than 12 months		12 Months or Longer		Total
2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury and federal agency	$249	$(2)	$—	$—	$249	$(2)
GNMA mortgage-backed securities—residential	65,502	(1,276)	—	—	65,502	(1,276)
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	8,761	(367)	—	—	8,761	(367)
Corporate collateralized mortgage obligations and mortgage-backed securities	226	(1)	3,430	(164)	3,656	(165)
Equity mutual funds	—	—	709	(41)	709	(41)

Total	$74,738	(1,646)	4,139	(205)	78,877	(1,851)

        During the year ended December 31, 2017, the Company sold $59.3 million of securities and realized gains of $0.1 million and realized losses of $0.2 million, from the sale of securities using the specific identification method.

        During the year ended December 31, 2016, the Company sold $5.0 million of securities and realized gains of $0.1 million and realized losses of $0, from the sale of securities using the specific identification method.

NOTE 4—CORRESPONDENT BANK STOCK

        The following presents the Company's investments in correspondent bank stock, at cost, as of December 31 (in thousands):

	2017	2016
FHLB Topeka	$1,480	$1,694
BBW	75	75

	$1,555	$1,769

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES

        The following presents a summary of the Company's loans as of December 31 (in thousands):

	2017	2016
Cash, Securities and Other	$131,756	$111,966
Construction and development	24,914	39,702
1 - 4 Family Residential	282,014	242,221
Non-Owner Occupied CRE	176,987	152,317
Owner Occupied CRE	92,742	62,879
Commercial and Industrial	104,284	62,940

Total loans	812,697	672,025
Less deferred loan fees, net of origination costs	992	790
Less allowance for loan losses	(7,287)	(6,478)

Net loans	$806,402	$666,337

        The following presents, by class, an aging analysis of the recorded investments (excluding accrued interest receivable and net deferred loan fees and costs which are not material) in loans past due as of December 31, 2017 and 2016 (in thousands):

2017	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Loans Past Due	Current	Total Recorded Investment
Cash, Securities and Other	$50	$99	$—	$149	$131,607	$131,756
Construction and development	—	—	—	—	24,914	24,914
1 - 4 Family Residential	1,250	—	2,388	3,638	278,376	282,014
Non-Owner Occupied CRE	750	—	—	750	176,237	176,987
Owner Occupied CRE	—	—	—	—	92,742	92,742
Commercial and Industrial	1,614	—	1,835	3,449	100,835	104,284

Total	$3,664	$99	$4,223	$7,986	$804,711	$812,697

2016	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Loans Past Due	Current	Total Recorded Investment
Cash, Securities and Other	$770	$—	$—	$770	$111,196	$111,966
Construction and development	1,216	—	—	1,216	38,486	39,702
1 - 4 Family Residential	500	—	—	500	241,721	242,221
Non-Owner Occupied CRE	—	—	—	—	152,317	152,317
Owner Occupied CRE	—	—	—	—	62,879	62,879
Commercial and Industrial	1,497	—	3,607	5,104	57,836	62,940

Total	$3,983	$—	$3,607	$7,590	$664,435	$672,025

        At December 31, 2017, the Company has one 1 - 4 Family Residential loan totaling $1.2 million which is 90 days delinquent and accruing interest. The Company is actively in the process of foreclosing on this loan. At December 31, 2016, the Company has no loans which are 90 days delinquent and accruing interest.

  Non-Accrual Loans and TDR

        The following presents the recorded investment in non-accrual loans by class as of December 31 (in thousands):

	2017	2016
Non-accrual loans
Cash, Securities and Other	$—	$—
Construction and development	—	—
1 - 4 Family Residential	1,171	—
Non-Owner Occupied CRE	—	—
Owner Occupied CRE	—	—
Commercial and Industrial	1,835	3,607

Total	$3,006	$3,607

        At December 31, 2017 and 2016, the non-accrual loans listed above included one and two loans classified as TDRs with recorded investments totaling $1.8 million and $3.6 million. Non-accrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

        The following presents a summary of the unpaid principal balance of loans classified as TDRs as of December 31 (in thousands):

	2017	2016
Commercial and Industrial	$1,835	$3,607

Total	1,835	3,607
Allowance for loan associated with TDR	(722)	(1,420)

Net recorded investment	$1,113	$2,187

        As of December 31, 2017 and 2016, the Company has not committed any additional funds to borrowers with loans classified as TDRs.

        The Company modified one loan in a TDR for the period ended December 31, 2017. The Company did not modify any loans in a TDR for the period ended December 31, 2016.

        During the year ended December 31, 2017, the Commercial and Industrial loan which was classified as a TDR, was not making payments in accordance with the modified terms and was placed on non-accrual status during 2017. At December 31, 2016, the one TDR loan was making payments consistent with the modified terms of the loan.

        TDRs are reviewed individually for impairment and are included in the Company's specific reserves in the allowance for loan losses. If charged off, the amount of the charge off is included in the Company's charge off factors, which impact the Company's reserves on non-impaired loans.

        The following presents the Company's recorded investment in impaired loans as of December 31 (in thousands):

2017	Total Recorded Investment	Recorded Investment With No Allowance	Recorded Investment With Allowance	Allowance for Loan Losses	Unpaid Contractual Principal Balance	Average Recorded Investment	Interest Income Recognized
Commercial and Industrial	$1,835	$—	$1,835	$722	$1,835	$1,066	$—

Total	$1,835	$—	$1,835	$722	$1,835	$1,066	$—

2016	Total Recorded Investment	Recorded Investment With No Allowance	Recorded Investment With Allowance	Allowance for Loan Losses	Unpaid Contractual Principal Balance	Average Recorded Investment	Interest Income Recognized
Commercial and Industrial	$3,607	$—	$3,607	$1,420	$3,607	$3,446	$—

Total	$3,607	$—	$3,607	$1,420	$3,607	$3,446	$—

        The recorded investment in loans in the previous tables, excludes accrued interest and net deferred loan fees and costs due to their immateriality. Interest income was recognized on the cash basis.

  Allowance for Loan Losses

        Allocation of a portion of the allowance for loan losses to one category of loans does not preclude its availability to absorb losses in other categories. The following presents the activity in the Company's allowance for loan losses by portfolio class for the years ended December 31 (in thousands):

2017	Cash, Securities and Other	Construction and Development	1 - 4 Family Residential	Non-Owner Occupied CRE	Owner Occupied CRE	Commercial and Industrial	Total
Beginning balance	$846	$301	$1,833	$1,153	$476	$1,869	$6,478
Provision for (recovery of) credit losses	210	(99)	439	280	275	(317)	788
Charge-offs	—	—	—	—	—	—	—
Recoveries	10	—	11	—	—	—	21

Ending balance	$1,066	$202	$2,283	$1,433	$751	$1,552	$7,287

Allowance for loan losses at period-end allocated to loans evaluated for impairment:
Individually	$—	$—	$—	$—	$—	$722	$722
Collectively	1,066	202	2,283	1,433	751	830	6,565

Ending balance	$1,066	$202	$2,283	$1,433	$751	$1,552	$7,287

Loans at period-end, evaluated for impairment:
Individually	$—	$—	$—	$—	$—	$1,835	$1,835
Collectively	131,756	24,914	282,014	176,987	92,742	102,449	810,862

Ending balance	$131,756	$24,914	$282,014	$176,987	$92,742	$104,284	$812,697

2016	Cash, Securities and Other	Construction and Development	1 - 4 Family Residential	Non-Owner Occupied CRE	Owner Occupied CRE	Commercial and Industrial	Total
Beginning balance	$1,175	$242	$1,539	$1,199	$531	$1,270	$5,956
Provision for (recovery of) credit losses	(222)	(104)	261	(181)	(55)	1,286	985
Charge-offs	(124)	—	—	—	—	(687)	(811)
Recoveries	17	163	33	135	—	—	348

Ending balance	$846	$301	$1,833	$1,153	$476	$1,869	$6,478

Allowance for loan losses at period-end allocated to loans evaluated for impairment:
Individually	$—	$—	$—	$—	$—	$1,420	$1,420
Collectively	846	301	1,833	1,153	476	449	5,058

Ending balance	$846	$301	$1,833	$1,153	$476	$1,869	$6,478

Loans at period-end, evaluated for impairment:
Individually	$—	$—	$—	$—	$—	$3,607	$3,607
Collectively	111,966	39,702	242,221	152,317	62,879	59,333	668,418

Ending balance	$111,966	$39,702	$242,221	$152,317	$62,879	$62,940	$672,025

        The Company categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk on a quarterly basis. The Company uses the following definitions for risk ratings:

        Special Mention—Loans classified as special mention have a potential weakness or borrowing relationships that require more than the usual amount of management attention. Adverse industry conditions, deteriorating financial conditions, declining trends, management problems, documentation deficiencies or other similar weaknesses may be evident. Ability to meet current payment schedules may be questionable, even though interest and principal are still being paid as agreed. The asset has potential weaknesses that may result in deteriorating repayment prospects if left uncorrected. Loans in this risk grade are not considered adversely classified.

        Substandard—Substandard loans are considered "classified" and are inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Loans in this category may be placed on non-accrual status and may individually be evaluated for impairment if indicators of impairment exist.

        Doubtful—Loans graded Doubtful are considered "classified" and have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. However, the amount of certainty of eventual loss is not known because of specific pending factors.

        Loans not meeting the any of the three criteria above are considered to be pass-rated loans. The following presents, by class and by credit quality indicator, the recorded investment in the Company's loans as of December 31 (in thousands):

2017	Pass	Special Mention	Substandard	Total
Cash, Securities and Other	$131,756	$—	$—	$131,756
Construction and Development	23,756	1,158	—	24,914
1 - 4 Family Residential	279,424	—	2,590	282,014
Non-Owner Occupied CRE	174,794	—	2,193	176,987
Owner Occupied CRE	92,742	—	—	92,742
Commercial and Industrial	93,624	114	10,546	104,284

Total	$796,096	$1,272	$15,329	$812,697

2016	Pass	Special Mention	Substandard	Total
Cash, Securities and Other	$111,966	$—	$—	$111,966
Construction and Development	38,686	1,016	—	39,702
1 - 4 Family Residential	228,870	13,351	—	242,221
Non-Owner Occupied CRE	152,317	—	—	152,317
Owner Occupied CRE	62,879	—	—	62,879
Commercial and Industrial	56,902	664	5,374	62,940

Total	$651,620	$15,031	$5,374	$672,025

NOTE 6—PREMISES, EQUIPMENT, AND LEASE COMMITMENTS

        The following presents a summary of the cost and accumulated depreciation of premises and equipment at December 31 (in thousands):

	2017	2016
Leasehold improvements, including artwork	$9,666	$9,679
Equipment and software	6,562	7,517

	16,228	17,196
Less accumulated depreciation	(9,451)	(9,201)

	$6,777	$7,995

        Depreciation expense for premises and equipment for the years ended December 31, 2017 and 2016 totaled $1.7 million and $1.7 million.

        The Company leases premises under non-cancelable operating leases. The following presents minimum lease payments due pursuant to the leases as of December 31, 2017 for the years indicated (in thousands):

Year	Minimum Payment
2018	$3,110
2019	2,949
2020	2,625
2021	1,833
2022	1,850
Thereafter	4,185

$16,552

        The Company's operating lease agreements generally include renewal options for periods ranging from five to seven years. The minimum lease payments due during the option periods are not included above.

        Total rent expense for each the years ended December 31, 2017 and 2016 totaled $2.8 million and $2.7 million, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

NOTE 7—GOODWILL AND OTHER INTANGIBLE ASSETS

        The following presents the Company's goodwill, intangible assets and related accumulated amortization as of December 31 (in thousands):

	2017	2016
Goodwill	$24,811	$24,811

Other intangibles	$9,327	$8,762
Less accumulated amortization on other intangibles	(8,094)	(7,310)

	$1,233	$1,452

        Amortization expense on definite-lived customer relationship and non-compete intangible assets for the years ended December 31, 2017 and 2016 was $0.8 million and $0.7 million.

        The following presents the expected amortization expense on definite-lived intangible assets for the next three years related to the balance of definite-lived intangible assets existing at December 31, 2017 (in thousands):

Year	Expense
2018	$853
2019	351
2020	29

Total	$1,233

NOTE 8—DEPOSITS

        The following presents the Company's interest bearing deposits at December 31 (in thousands):

	2017	2016
Money market deposit accounts	$331,039	$260,845
Time deposits	210,292	222,404
Negotiable order of withdrawal accounts	74,300	73,616
Savings accounts	1,801	1,575

Total interest bearing deposits	$617,432	$558,440

Aggregate time deposits of $250,000 or greater	$136,741	$147,371

        Overdraft balances classified as loans totaled $0.1 million and $0.1 millon at December 31, 2017 and 2016.

        The following presents the scheduled maturities of all time deposits for the next five years ending December 31 (in thousands):

Year Ending
2018	$170,959
2019	27,256
2020	7,413
2021	3,332
2022	1,332
Thereafter	—

$210,292

NOTE 9—BORROWINGS

  FHLB Topeka Borrowings

        The Bank has executed a blanket pledge and security agreement with FHLB Topeka that requires certain loans and securities be pledged as collateral for any outstanding borrowings under the agreement. The collateral pledged as of December 31, 2017 and 2016 amounted to $361.7 million and $227.4 million.

Based on this collateral and the Company's holdings of FHLB Topeka stock, the Company is eligible to borrow an additional $196.6 million at December 31, 2017. Each advance is payable at its maturity date.

        The Company had the following borrowings from FHLB Topeka at December 31 (in thousands):

Maturity Date	Rate %	2017	2016
August 3, 2018	1.47	$8,563	$10,000
October 31, 2018	1.75	10,000	10,000
August 26, 2020	1.94	10,000	—
August 14, 2017 (repaid)	0.72	—	17,000

		$28,563	$37,000

  Subordinated Debentures

        The Company previously issued convertible subordinated debentures to two then executive officers of the Company. The convertible subordinated debentures were convertible into common stock of the Company at fixed rates of exchange during the contract term, accrued interest which is compounded annually, and were subject to certain conditions. In exchange for the issuance of the debentures, the Company received promissory notes from the officers with like terms to the issued debentures. At the date of issuance, the difference between the fair value and the face amount of each instrument was accounted for as a premium, which was amortized over the ten-year term within other operational expense. The promissory notes were required to be prepaid prior to any conversion of the convertible subordinated debentures to common stock. The number of shares of common stock into which these debentures were convertible was determined by dividing the outstanding principal and accrued but unpaid interest at the time of the conversion by the conversion price. As of December 31, 2017, none of the debentures or related promissory notes remain outstanding as they were all exercised or expired unexercised.

        The debentures issued on August 1, 2007, which accrued interest at 5.5%, were not exercised and therefore, the subordinated debentures and related promissory note expired.

        The Debentures issued on May 1, 2006, accrued interest at 5.9%. Of the $9.9 million related to the 2006 debentures, $6.6 million was exercised in 2016, while the remaining $3.3 million was not exercised and therefore, the subordinated debenture and related promissory note expired. The $6.6 million of convertible subordinated debentures were exercised in 2016, by the holder paying the Company $6.6 million in cash to repay the 2006 promissory note. The Company issued 300,000 shares of common stock as consideration for the convertible subordinated debentures, which is a conversion price of $22.00 per share. The Company did not loan the holder the funds to exercise the debenture.

        During the years ended December 31, 2017 and 2016, the Company recorded $0.2 million and $0.8 million of interest income on the promissory notes. During the years ended December 31, 2017 and 2016, the Company recorded $0.2 million and $0.8 million of interest expense on the subordinated debentures. The income on the promissory notes is included in Interest and dividend income, loans including fees and the expense on the convertible subordinated debentures is included in Interest expense, other borrowed funds in the accompanying consolidated statements of income.

  Subordinated Notes

        In 2017 and 2016, the Company issued $0.3 million and $6.3 million of subordinated notes (the "2016 Sub Notes") to various investors. The 2016 Sub Notes accrue interest at a rate of 7.25% per annum until December 31, 2021, at which time the rate will adjust each quarter to the then current 90 day London

Interbank Offered Rate ("LIBOR") plus 587 basis points, mature on December 31, 2026, are redeemable at the option of the Company after January 1, 2022, and pay interest quarterly.

        In 2012, the Company issued $7.6 million of subordinated notes (the "2012 Sub Notes") to various investors. The 2012 Sub Notes accrue interest at a fixed rate of 8.0% per annum, mature in July 2020, are redeemable at the option of the Company after July 2015 (which is three years after issuance, none of 2012 Sub Notes were redeemed in 2017 and $0.8 million were redeemed in 2016), and pay interest quarterly. If the 2012 Sub Notes are redeemed after July 2015, the Company would pay a premium of 3.0% of par, which declines 1.0% each year thereafter. The Company paid an insiginificant amount of premiums related to the 2012 Sub Notes that were redeemed in 2016. After six years (July 2018) the Company can repay the Sub Notes with no premium.

        For the years ended December 31, 2017 and 2016, the Company recorded $1.0 million and $0.7 million of interest expense related to the 2016 Sub Notes and 2012 Sub Notes. The 2016 Sub Notes and 2012 Sub Notes are included in Tier 2 capital under current regulatory guidelines and interpretations, subject to limitations.

  Promissory and Credit Note and BBW

        On July 31, 2014, the Company entered into an Amended and Restated Promissory Note (the "Promissory Note") and an Amended and Restated Revolving Credit Note (the "Credit Note") with a correspondent lending partner. Both the Promissory Note and Credit Note matured on March 31, 2015. On March 31, 2015, the Promissory Note and Credit Note maturity dates were extended to March 31, 2017, then on March 31, 2017, the Promissory Note and Credit Note maturity dates were extended to March 31, 2018. The Promissory Note and Credit Note are secured by stock of the Bank and bear interest at the 30 day LIBOR plus 4.0%. As of December 31, 2017, there were no amounts outstanding on either the Promissory Note or the Credit Note and the borrowing capacity associated with these facilities was $7.2 million. At December 31, 2016, $2.7 million was outstanding on the Credit Note and no amounts outstanding on the Promissory Note. The interest rate on the Credit Note and Promissory Note was 4.63% at December 31, 2016.

        The Bank has borrowing capacity associated with two unsecured federal funds lines of credit up to $13.0 million and $25.0 million. As of December 31, 2017 and 2016, there are no amounts outstanding on either of the federal funds lines.

        The Company's borrowing facilities include various financial and other covenants, including, but not limited to, a requirement that the Bank maintains regulatory capital that is deemed "well capitalized" by federal banking agencies (see Note 19). As of December 31, 2017 and 2016, the Company was in compliance with the covenant requirements.

NOTE 10—COMMITMENTS AND CONTINGENCIES

        The Bank is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments may expire without being utilized. The Bank's exposure to credit loss is represented by the contractual amount of these commitments, although material losses are not anticipated. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

        The following presents the Company's financial instruments whose contract amounts represent credit risk, as of December 31 (in thousands):

	2017		2016
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$42,971	$218,536	$52,678	$180,951
Standby letters of credit	$40	$15,532	$187	$17,376
Commitments to make loans	$4,596	$20,572	$—	$5,660

        Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Several of the commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

        Unused lines of credit under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

        Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Substantially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments if deemed necessary.

  Litigation, Claims and Settlements

        On or about September 1, 2016, the Company terminated an associate. The Company filed legal action against the former associate asserting causes of action against him in connection with his conduct while an employee and post-employment breach of certain surviving provisions of his employment agreement. The former employee then filed an action against the Company alleging wrongful termination, failure to pay all wages upon termination, and failure to pay reimbursement. On November 16, 2017, the parties reached a confidential global resolution of the disputes between them and the action was dismissed, with prejudice. The amounts are reflected in other income within the consolidated statement of income for the year ended December 31, 2017.

        In 2015, a bank in Arizona brought suit against the Company, the Bank, and several individuals formerly employed by the plaintiff and subsequently employed by the Bank, arising from the Company's hiring of multiple former plaintiff employees engaged in the mortgage lending area. The plaintiff and the Company entered into a confidential settlement with no admission of liability or wrongdoing, and filed a stipulation for the dismissal of the Company from the action, with prejudice, on June 14, 2017. The settlement amount is included within the professional services component of non-interest income in the consolidated statements of income for the year ended December 31, 2017.

        Various legal claims arise from time to time in the normal course of business which, in the opinion of management as of December 31, 2017, will have no material effect on the Company's consolidated financial statements.

NOTE 11—SHAREHOLDERS' EQUITY

  Preferred Stock

        The Company has outstanding the following preferred stock issued pursuant to the United States Treasury's Capital Purchase Program ("CPP") of the Emergency Economic Stabilization Act of 2008:

Series and Title(A)	Number of Shares Issued(B)		Dividend Rate(D)
Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Preferred A Shares")—issued February 6, 2009	8,559		9.0%
Fixed Rate Cumulative Perpetual Preferred Stock, Series B ("Preferred B Shares")—issued February 6, 2009	428(C	)	9.0%
Fixed Rate Cumulative Perpetual Preferred Stock, Series C ("Preferred C Shares")—issued December 11, 2009	11,881		9.0%

	20,868

(A)
Preferred A Shares, Preferred B Shares and Preferred C Shares have no par value, are non-voting, and have a $1,000 liquidation preference per share, or $20.9 million in total.

(B)
Proceeds from the issuance of Preferred A Shares, Preferred B Shares, and Preferred C Shares was $20.4 million.

(C)
Preferred B Shares were issued pursuant to the exercise of 428 warrants at an exercise price of $0.01 per share on February 6, 2009. The estimated fair value of the warrants was recorded as a discount to preferred stock and was accreted through February 2015 as additional dividends on the preferred stock.

(D)
Dividends are cumulative and are payable each February 15, May 15, August 15 and November 15.

  Convertible Preferred Stock

        During the year ended December 31, 2012, the Company issued $7.3 million (net of $0.05 issuance costs of $0.1 million) of Non-cumulative Perpetual Convertible Preferred Stock, Series D (the "Preferred D Shares") with the features described below.

Shares:	73,000 shares at $100 per share (at December 31, 2017 and 2016, 41,000 and 46,000 shares remain outstanding after the conversions described below)
Dividends:	Non-cumulative, fixed at 9.0% per annum when, and if declared by the Company
Dividend payment dates:	Calendar quarter ends
Redemption:	Redeemable at the sole option of the Company on or after July 20, 2017 (none redeemed during 2017)
Conversion rights:	Convertible at the option of the holder into Company common stock at a conversion rate of 3.7 shares of common stock per share of Series D Preferred Share
Voting:	The Preferred D Shares are nonvoting
Liquidation value:	$7.3 million (at December 31, 2017 and 2016, $4.1 million and $4.6 million remain outstanding after the conversions described below)

        In 2017, the Company offered the holders of the Preferred D Shares the option to convert their Preferred D Shares to common stock, with dividends prepaid through December 2017 and an election to take a "Make Whole Right" and convert the Preferred D Shares to common stock at the rate of 3.5 shares of common stock per share of Series D Preferred Stock. The Make Whole Right is described further below. During the year ended December 31, 2017, the holders of 5,000 shares of Preferred D Shares agreed to the conversion and the Company prepaid an immaterial amount of dividends and issued 17,500 of common stock upon the conversion.

        In 2016, the Company offered the holders of the Preferred D Shares the option to convert their Preferred D Shares to common stock, with dividends prepaid through March 2018. During the year ended December 31, 2016, the holders of 27,000 shares of Series Preferred D Shares agreed to the conversion, the Company prepaid $0.4 million of dividends, and issued 99,900 shares of common stock upon the conversion.

  Common stock

        The Company's common stock has no par value and each holder of common stock is entitled to one vote for each share (though certain voting restrictions may exist on non-vested restricted stock) held. In 2017 and 2016, the following activity occurred with the Company's common stock:

  •
  During 2017 and 2016, the Company sold 186,791 and 94,577 shares of its common stock through two Private Placement Memorandums ("PPM") resulting in proceeds to the Company of $5.3 million and $2.5 million (net of issuance costs of $0.1 million and $0.1 million). Of the 186,791 shares sold in 2017, 173,212 shares included a Make Whole Right, which terminates on the earliest of December 31, 2019 or the completion of an initial public offering, other sale or change in control if completed below a defined price per share. The maximum aggregate number of shares that may be issued subject to the Make Whole Right termination at December 31, 2019 is 95,356 shares. Events that activate the Make Whole Right are subject to certain exclusions, including common stock issued pursuant to the PPM, issued as consideration in an acquisition of assets or a business or issued as a component of the Company's stock-based compensation plans.

  •
  In 2017, as described in Note 2—Acquisitions, the Company issued 105,264 shares of common stock ("Restricted Stock Awards") with a value of $3.0 million to the sole shareholder of EMC, subject to forfeiture based on his continued employment with the Company. Half of the common stock ($1.5 million or 52,632 shares) vests ratably over five-years as long as the sole shareholder employed with the Company. The remaining $1.5 million, or 52,632 shares, will be earned based on performance of the mortgage division of the Company. The Restricted Stock Awards issued in 2017 have a weighted-average fair value of $28.50 per share. As of December 31, 2017, the Company has $2.9 million of unrecognized stock-based compensation expense related to the shares issued pursuant to the Mortgage Purchase Agreement which will be expensed over approximately five years. None of the restricted stock awards vested as of December 31, 2017.

  •
  As described in Note 10—Commitments and Contingencies, the Company settled a legal claim and as a result of the settlement, the Company received 8,580 shares of its common stock with an estimated fair value at the time of settlement of $0.2 million. As of December 31, 2017, the shares received as a result of the settlement are retired.

  Stock-Based Compensation Plans

        The Company has the following plans under which it can and has issued stock-based compensation awards to associate and non-associate board members:

  1.
  First Western Financial, Inc. 2016 Omnibus Incentive Plan (the "2016 Plan") approved by the Company shareholders' in April 2017,

  2.
  First Western Financial, Inc. 2008 Stock Incentive Plan (the "2008 Plan"), which was frozen with the issuance of the 2016 Plan, and

  3.
  Stock Option Plan, as amended (the "2004 Plan"), which was frozen with the issuance of the 2008 Plan.

        As noted above, the 2008 Plan and 2004 Plan are both frozen. Option grants made pursuant to the 2008 Plan and 2004 Plan remain in full force and effect until exercised or expired, however, no further new grants are permitted under either plan.

        As of December 31, 2017, no grants issued pursuant to the 2004 Plan remain outstanding, and 592,714 options remain outstanding under the 2008 Plan.

        As of December 31, 2017, there are a total of 675,104 shares available for issuance under the 2016 Plan. As of December 31, 2017, if the 592,714 options outstanding under the 2008 Plan are forfeited, cancelled or terminated with no consideration paid to the Company, those amounts will be transferred to the 2016 Plan and increase the number of shares eligible to be granted under the 2016 Plan to a maximum of 1,267,818 shares.

        Pursuant to the 2016 Plan the Company may grant stock-based compensation awards to associates and non-associate board members.

        Under the 2016 Plan and 2008 Plan (until frozen) the Company could grant stock options with exercise prices at or above the estimated fair value of the stock at the date of grant. The options generally vest over service periods up to five-years from the date of grant. Except as otherwise permitted, if employment is terminated for reasons other than retirement, permanent disability, or death, the option period is reduced or the options are canceled. Associates, who are involved in endeavors significant to the Company's success, as determined by the Company's board of directors, are eligible to receive Incentive Stock Options, Non-qualified Stock Options, or restricted unit grants.

  Stock Options

        The Company's determination of the estimated fair value of option awards on the date of grant uses a Black-Scholes model which are affected by the following variables and assumptions:

  •
  The grant date exercise price equals the estimated stock price at the date of grant;

  •
  Expected term is calculated using the simplified method;

  •
  Estimated dividend rates are based on historical and anticipated dividends over the life of the options;

  •
  Risk-free interest rates are based on risk-free investments with maturities that approximate the expected term of the options; and

  •
  Stock price volatility is based on the calculated volatility of a selected group of publicly traded peer companies, which is based on the daily closing price of the peer companies over the expected term of the options.

        The Company did not grant any stock options to associates during the year ended December 31, 2017.

        In 2016, the Company granted certain associates and non-associate directors, options to purchase shares of the Company's common stock pursuant to the 2008 Plan. All options granted vest five-years from the date of grant and expire ten-years from the date of grant. The Company calculated the weighted-average grant date fair value of these options using the Black-Scholes model with the following weighted-average assumptions as of the grant date. The stock-based compensation is being expensed monthly on a straight-line basis over the vesting periods.

2016
Exercise price	$26.81
Risk-free interest rate	1.6%
Expected term (years)	7.5
Expected stock price volatility	31.6%
Dividend yield	—%

        During the years ended December 31, 2017 and 2016, the Company recognized stock-based compensation expense of $0.8 million and $1.0 million associated with stock options. As of December 31, 2017, the Company has $1.3 million of unrecognized stock-based compensation expense related to stock options which are unvested. That cost is expected to be recognized over a weighted-average period of approximately two and a half years.

        The following summarizes stock option activity for incentive stock options for the year ended December 31, 2017:

	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	41,800	$27.98
Granted	—	—
Exercised	(250)	25.00
Forfeited or expired	(41,550)	28.00

Outstanding at end of year	—

Options fully vested / exercisable at December 31, 2017	—

        The following summarizes activity for nonqualified stock options for the year ended December 31, 2017:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	646,567	$28.98
Granted	—	—
Exercised	(9,635)	22.99
Forfeited or expired	(44,218)	26.58

Outstanding at end of year	592,714	29.24	5.5		(a)

Options fully vested / exercisable at December 31, 2017	458,942	$30.90	5.0		(a)

(a)
Nonqualified stock options outstanding at the end of the year and those fully vested / exercisable had an aggregate intrinsic value of $2.0 million and $1.4 million.

        The weighted-average grant date fair value of options granted during the year ended December 31, 2016 was $10.01.

        As of December 31, 2017 there were 592,714 options expected to vest, with a weighted average exercise price of $29.24, a weighted average remaing term of 5.5 years, and an aggregate intrinsic value of $2.0 million.

        As of December 31, 2017 and 2016, there were 458,942 and 429,897 options that were exercisable. Exercise prices are between $20.00 and $40.00 per share, and the options are exercisable for a period of ten-years from the original grant date and expire on various dates between 2021 and 2026.

        During the year ended December 31, 2017, the Company issued 2,939 shares of common stock upon the exercise of stock options. Cash proceeds of an immaterial amount was received for 750 options exercised, and the remaining 2,189 shares were paid by the option holder surrendering 11,783 options with a combined market value at the dates of exercise of $0.3 million.

  Share Awards

        Pursuant to the 2016 Plan, the Company can grant associates and non-associate directors, long-term cash and stock-based compensation. During the year ended December 31, 2017, the Company granted certain associates stock units which are earned over time or based on various performance measures and convert to common stock upon vesting, which are summarized here and expanded further below:

  •
  Restricted Stock Units which vest in equal installments (referred to as the "Time Vesting Units"),

  •
  Performance Stock Units which will be earned based on the Company achieving certain financial criteria, which if achieved then require a time vesting period as well (referred to as the "Financial Performance Units"), and

  •
  Performance Stock Units which will be earned based on the defined growth in the Company's stock, followed by a time vesting period as well (referred to as the "Market Performance Units").

        The following summarizes the activity for the Time Vesting Units, the Financial Performance Units and the Market Performance Units for the year ended December 31, 2017:

	Time Vesting Units	Financial Performance Units	Market Performance Units
Outstanding at beginning of year	—	—	—
Granted	188,531	24,014	24,650
Vested	—	—	—
Forfeited	(8,541)	(3,174)	(3,183)

Outstanding at end of year	179,990	20,840	21,467

Units fully vested at December 31, 2017	—	—	—

  Time Vesting Units

        The Time Vesting Units were granted to all full-time associates at the date approved by the Company's board of directors. Time Vesting Units with multiple service periods were granted in 2017. There were 116,407 awards that vest in equal installments of 20% over five years and the remaining Time Vesting Units vest in equal installments of 50% on the third and fifth anniversaries of the grant date assuming continuous employment through the scheduled vesting dates. The Time Vesting Units granted in 2017 have a weighted-average grant-date fair value of $27.00 per unit. During the year ended December 31, 2017, the Company recognized compensation expense of $0.4 million for the Time Vesting Units. As of December 31, 2017, there is $4.5 million of unrecognized compensation expense related to the Time Vesting Units, which is expected to be recognized over a weighted-average period of four and a half years.

  Financial Performance Units

        The Financial Performance Units were granted to certain key associates and are earned based on the Company achieving various financial performance metrics beginning on the grant date and ending on December 31, 2019. If the Company achieves the financial metrics, which include various thresholds from 0% up to 150%, then the Financial Performance Units will have a subsequent two-year service period vesting requirement ending on December 31, 2021. The Financial Performance Units granted in 2017 have a weighted-average grant-date fair value of $27.00 per unit. As of December 31, 2017, the Company is accruing at the target threshold. The maximum shares that can be issued at 150% is 36,021 shares. During the year ended December 31, 2017, the Company recognized compensation expense of $0.1 million for the Financial Performance Units. As of December 31, 2017, there is $0.5 million of unrecognized compensation expense related to the Financial Performance Units which is expected to be recognized over a weighted-average period of four years.

  Market Performance Units

        Market Performance Units were granted to certain key associates and are earned based on growth in the value of the Company's common stock, and are dependent on the Company completing an Initial Public Offering of stock during a defined period of time. If the Company completes an initial public offering and the common stock is trading at or above certain prices, over a three-year performance period ending on June 30, 2020, the Market Performance Units will be determined to be earned and vest following the completion of a subsequent service period ending on June 30, 2022.

        Because the likelihood that an initial public offering in the future is outside the Company's control, the Company is not able to estimate a probability associated with meeting the Market Performance Units performance condition. Further, the existence of a market condition as a vesting requirement for the Market Performance Units affects the determination of the grant date fair value. Therefore, as of December 31, 2017, a grant date fair value has not been determined and zero stock-based compensation expense for the Market Performance Units has been recognized. As of December 31, 2017, the value of unrecognized stock-based compensation expense related to Market Performance Units which are unvested cannot be determined.

NOTE 12—EARNINGS (LOSS) PER COMMON SHARE

        The table below presents the calculation of basic and diluted earnings (loss) per common share for the years ended December 31, 2017 and 2016 (amounts in thousands, except share and per share amounts):

	Year Ended December 31,
	2017	2016
	Net Income	Net Income
Net income	$2,023	$2,302
Dividends on preferred stock	(2,291)	(2,840)

Net income (loss) available for common shareholders	(268)	(538)

Basic and diluted weighted average shares	5,586,620	5,120,507
Basic and diluted loss per common share	(0.05)	(0.11)

        Despite having positive net income, due to the dividends on preferred stock, the Company reports a net loss available to common shareholders for purposes of reporting earnings per share. As a result, diluted earnings per share was computed without consideration to potentially dilutive instruments as their inclusion would have been anti-dilutive. As of December 31, 2017 and 2016, potentially dilutive securities excluded from the diluted loss per share calculation are as follows:

	Year Ended December 31,
	2017	2016
Stock options	592,714	688,367
Convertible Debentures	—	177,768
Convertible Preferred D shares	151,700	170,200
Time Vesting Units	179,990	—
Financial Performance Units	20,840	—
Market Performance Units	21,467	—
Restricted stock awards	105,264	—
Maximum number of shares issuable under the Make Whole Right	95,356	—

Total potentially dilutive securities	1,167,331	1,036,335

NOTE 13—INCOME TAXES

        The components of the Company's income tax expense as of December 31 (in thousands):

	2017	2016
Current:
Federal	$140	$(23)
State and local	173	(16)

Total current tax expense (benefit)	313	(39)
Deferred:
Federal	$1,902	$1,090
Net deferred tax asset remeasurement	1,179	—
State and local	(410)	218

Total deferred taxes	2,671	1,308

Income tax expense	$2,984	$1,269

        On December 22, 2017, H.R. 1, originally known as the Tax Cuts and Jobs Act (the "2017 Tax Reform") was enacted. The 2017 Tax Reform significantly revised the U.S. corporate income tax code by, among other things, lowering the U.S. corporate tax rate from 35% to 21% effective January 1, 2018. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. As a result of the 2017 Tax Reform, the Company recorded a tax expense of $1.2 million due to a remeasurement of deferred tax assets and liabilities. This tax expense represents a provisional amount and the Company's current best estimates of the impact of the 2017 Tax Reform.

        Current income tax expense is primarily a result of recording alternative minimum tax and minimum California state income taxes. The major components of deferred income tax expense are related to nondeductible expenses, including meals and entertainment and stock-based compensation expense.

        The following reconciles income tax expense, computed by applying the United States federal income tax rate of 35% to income before income taxes, to income taxes reflected on the statements of income for the years ended December 31 (in thousands):

	2017	2016
Income tax expense computed at 35% statutory rate	$1,753	$1,250
Statutory rate change from 35% to 21%	1,179	—
Differences:
Permanent differences	(114)	(97)
State taxes, net of federal expense	166	117
Other, net	—	(1)

Income tax expense	$2,984	$1,269

        The following outlines the principal components of the Company's deferred tax items as of December 31 (in thousands):

	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$2,758	$5,323
Allowance for loan losses	1,911	2,505
Deferred rent	957	1,398
Stock-based compensation	1,266	1,158
Allowance for losses on other real estate owned	469	1,059
Other intangible assets	946	1,002
Unrealized losses on securities	405	645
Other	—	1

Total deferred tax assets	8,712	13,091
Deferred tax liabilities:
Goodwill	$(1,683)	$(2,479)
Depreciation	(998)	(1,604)
Other	(44)	—

Total deferred tax liabilities	(2,725)	(4,083)

Net deferred tax asset	$5,987	$9,008

        The net operating loss ("NOL") carryforwards expire in the years 2028 through 2033. As of December 31, 2017, the Company has $6.5 million, $7.3 million, and $10.3 million of federal, California, and Colorado NOLs available for utilization. In general, a corporation's ability to utilize its NOL carryforwards may be substantially limited due to ownership changes that have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state provisions. These ownership changes may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income and tax. In general, an "ownership change," as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the capital (as defined) of a company by certain stockholders or public groups.

        The Company identified no material uncertain tax positions for which it is reasonably possible the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months. The Company and its subsidiaries file tax returns for the United States and for multiple states and localities. The United States federal income tax returns of the Company are eligible to be examined for the years 2013 and forward. There are no federal or state tax examinations currently in progress.

NOTE 14—EMPLOYEE BENEFIT PLANS

        The Company sponsors a 401(k) Plan, which is a defined contribution plan, in which substantially all associates are eligible to participate in and associates may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company may elect to make matching contributions as defined by the plan. For the years ended December 31, 2017 and 2016, the Company expensed matching contributions to the plan totaling $0.6 million and $0.5 million. The Company did not pay any expenses attributable to the plan during the years ended December 31, 2017 and 2016.

NOTE 15—RELATED-PARTY TRANSACTIONS

        The Company granted loans to principal officers and directors and their affiliates, which are deemed related parties. At December 31, 2017 and 2016, there were no delinquent or non-performing loans to any officer or director of the Company. The following presents a summary of related-party loan activity as of December 31 (in thousands):

	2017	2016
Balance, beginning of year	$10,268	$14,224
Funded loans	8,119	3,638
Payments collected	(4,310)	(7,594)
Changes in related parties	—	—

Balance, end of year	$14,077	$10,268

        Deposits from related parties held by the Bank at December 31, 2017 and 2016 totaled $53.1 million and $27.9 million.

        The Company leases office space from an entity controlled by one of the Company's board members. During the years ended December 31, 2017 and 2016, the Company expensed $0.1 million and $0.1 million, related to this lease.

        Convertible subordinated debentures and the related notes receivable were executed with an executive officer and former executive officer. As of December 31, 2017, no amounts remain outstanding on either the convertible subordinated debentures or the related promissory note. The carrying values of the notes receivable and convertible subordinated debentures as of December 31, 2016 were $4.7 million and $4.7 million. These amounts are included in the promissory notes from related parties on the accompanying consolidated balance sheet.

        The Company also has notes receivable from an executive officer and former executive officer totaling $5.8 million and $5.7 million, as of December 31, 2017 and 2016. The notes bear interest at the Prime rate per annum (4.50% at December 31, 2017). The note from the executive officer matures on April 30, 2019 and the note from the former executive officer matures on April 30, 2018. These amounts are included in the promissory notes from related parties on the accompanying consolidated balance sheet.

NOTE 16—FAIR VALUE

        Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:	Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        There were no transfers between levels during 2017 or 2016. The Company used the following methods and significant assumptions to estimate fair value:

        Investment Securities:    The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

        Interest Rate Locks and Forward Delivery Commitments:    Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the commitment related to the loan is locked. The fair value estimate is based on valuation models using market data from secondary market loan sales and direct contacts with third party investors as of the measurement date (Level 3).

        Derivative instruments are carried at fair value in the Company's financial statements. The accounting for changes in the fair value of a derivative instrument are accounted for within the consolidated statements of income.

        The following presents assets measured on a recurring basis at December 31 (in thousands):

2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reported Balance
Investment securities available-for-sale:
U.S. treasury and federal agency	$249	$—	$—	$249
GNMA mortgage-backed securities—residential	—	40,836	—	40,836
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	—	9,453	—	9,453
Corporate collateralized mortgage obligations and mortgage-backed securities	—	1,479	—	1,479
SBIC	—	930	—	930
Equity mutual fund	703	—	—	703

Total securities available-for-sale	$952	$52,698	$—	$53,650

Interest rate lock and forward delivery commitments	$—	$665	$—	$665

2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reported Balance
Investment securities available-for-sale:
U.S. treasury and federal agency	$249	$—	$—	$249
GNMA mortgage-backed securities—residential	—	78,708	—	78,708
Collateralized mortgage obligations issued by U.S. government sponsored entities and agencies	—	11,533	—	11,533
Corporate collateralized mortgage obligations and mortgage-backed securities	—	5,735	—	5,735
SBIC	—	721	—	721
Equity mutual fund	709	—	—	709

Total securities available-for-sale	$958	$96,697	$—	$97,655

Interest rate lock and forward delivery commitments	$—	$305	$—	$305

        Mutual funds and U.S. Treasury notes are reported at fair value utilizing Level 1 inputs. CMO's issued by U.S. government sponsored entities and agencies—residential are reported at fair value with Level 2 inputs provided by a pricing service. As of December 31, 2017 and 2016, the majority of the CMO's have credit support provided by the Federal Home Loan Mortgage Corporation, GNMA, the Federal National Mortgage Association or the Small Business Administration. Factors used to value the securities by the pricing service include: benchmark yields, reported trades, interest spreads, prepayments, and other market research. In addition, ratings and collateral quality are considered.

        Other Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. They are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between comparable sales and income data available. Such adjustments can be significant and typically result in level 3 classifications of the inputs for determining fair value. Other real estate owned is evaluated monthly for additional impairment and adjusted accordingly.

        Impaired Loans:    The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in Level 3 classifications of the inputs for determining fair value. Impaired loans are evaluated monthly for additional impairment and adjusted accordingly.

        Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, the Company reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

        The following presents assets measured on a nonrecurring basis as of December 31 (in thousands):

2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reported Balance
Other real estate owned:
Commercial properties	$—	$—	$658	$658

Total other real estate owned	$—	$—	$658	$658

Total impaired loans:
Commercial and industrial	$—	$—	$1,113	$1,113

Total impaired loans	$—	$—	$1,113	$1,113

2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reported Balance
Other real estate owned:
Commercial properties	$—	$—	$2,837	$2,837

Total other real estate owned	$—	$—	$2,837	$2,837

Total impaired loans:
Commercial and industrial	$—	$—	$2,187	$2,187

Total impaired loans	$—	$—	$2,187	$2,187

        The sales comparison approach was utilized for estimating the fair value of non-recurring assets.

        At December 31, 2017 and 2016, other real estate owned at fair value had a carrying amount of $0.7 million and $2.8 million, which is the cost basis of $2.4 million and $5.7 million net of a valuation allowance of $1.7 million and $2.9 million.

        At December 31, 2017, impaired loans which were measured for impairment using the fair value of the collateral for collateral dependent loans had carrying values of $1.8 million with valuation allowances of $0.7 million and are classified as Level 3. At December 31, 2016, impaired loans which were measured for impairment using the fair value of the collateral for collateral dependent loans had carrying values of $3.6 million with valuation allowances of $1.4 million and are classified as level 3. Impaired loans valued using discounted cash flow analyses are not deemed to be at fair value at December 31, 2017 or 2016.

        Impaired loans accounted for additional provisions for loan losses of $0.7 million and $0.3 million for the years ended December 31, 2017 and 2016.

        The following presents carrying amounts and estimated fair values for as of December 31 (in thousands):

		Fair Value Measurements Using:
	Carrying Amount
2017		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$9,502	$9,502	$—	$—
Securities available-for-sale	53,650	952	52,698	—
Loans, net	806,402	—	—	822,392
Mortgage loans held for sale	22,940	—	22,940	—
Correspondent bank stock	1,555	N/A	N/A	N/A
Accrued interest receivable	2,421	—	2,421	—
Promissory notes, net	5,792	—	—	5,792
Liabilities:
Deposits	$816,117	$—	$821,059	$—
Borrowings:
FHLB Topeka Borrowings—fixed rate	28,563	—	29,108	—
2016 Subordinated notes—fixed-to-floating rate	6,560	—	—	6,893
2012 Subordinated notes—fixed rate	6,875	—	—	7,129
Accrued interest payable	197	—	197	—

		Fair Value Measurements Using:
	Carrying Amount
2016		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$62,685	$62,685	$—	$—
Securities available-for-sale	97,655	958	96,697	—
Loans, net	666,337	—	—	682,947
Mortgage loans held for sale	8,053	—	8,053	—
Correspondent bank stock	1,769	N/A	N/A	N/A
Accrued interest receivable	1,917	—	1,917	—
Promissory notes, net	10,384	—	—	10,512
Liabilities:
Deposits	$753,900	$—	$754,955	$—
Borrowings:
BMO Note—variable rate	2,736	—	—	2,736
Convertible subordinated debentures, net Fixed rate	4,749	—	—	4,858
FHLB Topeka Borrowings—fixed rate	37,000	—	37,565	—
2016 Subordinated notes—fixed-to-floating rate	6,275	—	—	6,987
2012 Subordinated notes—fixed rate	6,875	—	—	7,387
Accrued interest payable	160	—	160	—

        The fair value estimates presented and discussed above are based on pertinent information available to management as of the dates specified. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since the balance sheet dates. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

        The methods and assumptions, not previously presented, used to estimate fair values are described as follows.

        Cash and Cash Equivalents and Restricted Cash:    The carrying amounts of cash and cash equivalents and restricted cash approximate fair values as maturities are less than 90 days and balances are generally in accounts bearing current market interest rates.

        Loans, net:    The fair values for all fixed-rate performing loans have been estimated by discounting the projected cash flows of such loans at December 31, 2017 and 2016 using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities as of those dates. The fair values of the Company's variable-rate performing loans which are immediately re-priced, approximate their carrying values. Variable-rate loans that do not re-price immediately are discounted at the offering rate at year-end.

        Mortgage Loans Held for Sale:    The fair value of mortgage loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

        Correspondent Bank Stock:    It is not practical to determine the fair value of FHLB stock and Bankers' Bank of the West stock due to restrictions placed on their transferability.

        Accrued Interest Receivable and Payable:    The carrying amounts of accrued interest approximate fair value due to their short-term nature.

        Promissory Notes, net and Convertible Subordinated Debentures, net:    As described in Note 9, the Company holds promissory notes and has issued convertible subordinated debentures that are interdependent and for which there is no market. The notes are valued using discounted cash flows and market rates.

        Deposits:    The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting dates. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings:

        Variable Rate Borrowings:    The carrying amounts of borrowings with variable rates approximate their fair values since the interest rates change to reflect current market borrowing rates for similar instruments and borrowers with similar credit ratings.

        Fixed Rate Borrowings:    Borrowings with fixed rates are valued using inputs such as discounted cash flows and current interest rates for similar instruments and borrowers with similar credit ratings.

NOTE 17—SEGMENT REPORTING

        The Company's reportable segments consist of Wealth Management, Capital Management, and Mortgage. The chief operating decision maker ("CODM") is the Chief Executive Officer. The measure of profit or loss used by the CODM to identify and measure the Company's reportable segments is income before income tax.

        The Wealth Management segment consists of operations relative to the Company's fully integrated wealth management products and services. Services provided include deposit, loan, insurance, and trust and investment management advisory products and services.

        The Capital Management segment consist of operations relative to the Company's institutional investment management services over proprietary fixed income, high yield, and equity strategies, including the advisor of three owned, managed, and rated mutual funds. Capital management products and services are financial in nature for which revenues are based on a percentage of assets under management or paid premiums.

        The Mortgage segment consist of operations relative to the Company's residential mortgage service offerings. Mortgage products and services are financial in nature for which premiums are recognized net of expenses, upon the sale of mortgage loans to third parties.

        The tables below present the financial information for each segment that is specifically identifiable or based on allocations using internal methods for the years ended December 31 (in thousands)

2017	Wealth Management	Capital Management	Mortgage	Consolidated
Income Statement
Total interest income	$33,337	$—	$—	$33,337
Total interest expense	5,761	—	—	5,761
Provision for loan losses	788	—	—	788

Net-interest income	26,788	—	—	26,788
Non-interest income	18,901	4,993	3,819	27,713

Total income	45,689	4,993	3,819	54,501
Depreciation and amortization expense	$2,339	$108	$—	$2,447
All other non-interest expense	37,058	5,759	4,230	47,047

Income before income tax	$6,292	$(874)	$(411)	$5,007

Goodwill	$15,994	$8,817	$—	$24,811
Total assets	$934,719	$12,000	$22,940	$969,659

2016	Wealth Management	Capital Management	Mortgage	Consolidated
Income Statement
Total interest income	$29,520	$—	$—	$29,520
Total interest expense	5,063	—	—	5,063
Provision for loan losses	985	—	—	985

Net-interest income	23,472	—	—	23,472
Non-interest income	17,737	5,581	6,604	29,922

Total income	41,209	5,581	6,604	53,394
Depreciation and amortization expense	$2,300	$123	$—	$2,423
All other non-interest expense	33,532	6,517	7,351	47,400

Income before income tax	$5,377	$(1,059)	$(747)	$3,571

Goodwill	$15,994	$8,817	$—	$24,811
Total assets	$894,093	$13,852	$8,053	$915,998

NOTE 18—CONDENSED FINACIAL STATEMENTS OF PARENT COMPANY

        The tables below present condensed financial statements pertaining only to FWFI (in thousands). Investments in subsidiaries are stated using the equity method of accounting.

	December 31,
Condensed Balance Sheets	2017	2016
ASSETS
Cash and cash equivalents:	$6,935	$9,569
Investment in subsidiaries	103,457	95,692
Promissory notes, net of discount	5,792	10,384
Other assets	2,361	3,698

Total assets	$118,545	$119,343

LIABILITIES
Borrowings:
Convertible subordinated debentures, net of discount	$—	$4,749
Credit Term Note	—	2,736
Subordinated Notes	13,435	13,150
Other liabilities	3,264	2,780

Total liabilities	16,699	23,415
SHAREHOLDERS' EQUITY
Total shareholders' equity	101,846	95,928

Total liabilities and shareholders' equity	$118,545	$119,343

	Year Ended December 31,
Condensed Statements of Income	2017	2016
Income
Interest income	$423	$1,116
Non-interest income	—	2

Total income	423	1,118

Expense
Interest expense	1,235	1,703
Non-interest expense	203	170

Total expense	1,438	1,873

Loss Before Income Tax and Equity in Undistributed Income of Subsidiaries	(1,015)	(755)
Income Tax Benefit	1,492	214

Income (Loss) Before Equity in Undistributed Income of Subsidiaries	477	(541)
Equity in Undistributed Income to Subsidiaries	1,546	2,843

Net income	$2,023	$2,302

	Year Ended December 31,
Condensed Statements of Cash Flows	2017	2016
Cash flows from operating activities
Net income	$2,023	$2,302
Adjustments:
Deferred income tax expense	1,439	1,091
Stock-based compensation	1,298	1,022
Gain on legal settlement	(244)	—
Dividends received from subsidiaries	—	811
Accretion of discounts on convertible subordinated debentures and promissory notes, net	(18)	(33)
Depreciation	(62)	102
Loss on sale of fixed assets	104	—
Undistributed equity in subsidiaries	(1,545)	(2,843)
Change in Other assets	(283)	(208)
Change in Other liabilities	4,635	(1,664)

Net cash provided by operating activities	7,347	580
Cash flows from investing activities
Payments received on promissory notes	—	5,900
Purchase of fixed assets	—	(160)
Investment in subsidiaries	(10,500)	(1,705)

Net cash used in investing activities	(10,500)	4,035

Cash flows from financing activities
Proceeds from issuance of sub notes	285	6,275
Proceeds from issuance of common stock, net	5,255	2,501
Proceeds from the issuance of stock options	6	33
Payment on subordinated notes	—	(750)
Payments on Credit Note Payable	(2,736)	(1,200)
Dividends paid on preferred stock	(2,291)	(2,840)

Net cash (used) provided by financing activities	519	4,019

Net change in cash and cash equivalents	(2,634)	8,634
Cash and cash equivalents, beginning of year	9,569	935

Cash and cash equivalents, end of year	$6,935	$9,569

Supplemental noncash disclosures:
Stock issued for repayment of convertible subordinated debentures	$—	$6,600
Expiration of convertible subordinated debentures	$4,749	$3,300

NOTE 19—SUPPLEMENTAL FINANCIAL DATA

        Other non-interest expense as shown in the consolidated statements of income is detailed in the following schedule to the extent the compnents exceed one percent of the aggregate of total interest income and other income.

	Year Ended December 31,
Other non-interest expense (in thousands)	2017	2016
Corporate development and related	$1,384	$1,340
Loan and deposit related	645	768
Office supplies and deliveries	250	313
Other	244	187

	$2,523	$2,608

NOTE 20—REGULATORY CAPITAL MATTERS

        The Bank is subject to various regulatory capital adequacy requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and, additionally for banks, the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification is also subject to qualitative judgments by the regulators regarding components, risk weightings and other factors. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks ("Basel III rules") became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2017, the Bank meets all capital adequacy requirements to which it is subject.

        Prompt corrective action regulations for the Bank provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

        The standard ratios established by the Bank's primary regulators to measure capital require the Bank to maintain minimum amounts and ratios, set forth in the following table. These ratios are common equity Tier 1 capital ("CET 1"), Tier 1 capital and total capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes the Bank met all capital adequacy requirements to which it is subject as of December 31, 2017 and 2016.

        Actual capital ratios of the Bank, along with the applicable regulatory capital requirements as of December 31, 2017 which were calculated in accordance with the requirements of Basel III, became effective January 1, 2015. The final rules of Basel III also established a "capital conservation buffer" of 2.5% above new regulatory minimum capital ratios, and when fully effective in 2019, will result in the following minimum ratios: (i) a CET 1 ratio of 7.0%; (ii) a Tier 1 capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement began phasing in, in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution is subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such activities. At December 31, 2017, required ratios including the capital conservation buffer were (i) CET 1 of 5.75%; (ii) a Tier 1 capital ratio of 7.25%; and (iii) a total capital ratio of 9.25%.

        As of December 31, 2017 and 2016, the most recent filings with the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory guidelines. To be categorized as well capitalized, an institution must maintain minimum CET 1 risk-based, Tier 1 risk-based, total risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2017, the Company believes have changed the categorization of the Bank as well capitalized.

        The following presents the actual and required capital amounts and ratios as of December 31 (in thousands):

	Actual		Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
CET1 to risk-weighted assets	$77,879	9.81%	$35,719	4.5%	$51,595	6.5%
Tier 1 capital to risk-weighted assets	77,879	9.81	47,626	6.0	63,501	8.0
Total capital to risk-weighted assets	85,304	10.75	63,501	8.0	79,377	10.0
Tier 1 capital to average assets	77,879	8.27	37,659	4.0	47,073	5.0

	Actual		Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
CET1 to risk-weighted assets	$63,602	9.20%	$31,083	4.5%	$44,897	6.5%
Tier 1 capital to risk-weighted assets	63,602	9.20	41,444	6.0	55,258	8.0
Total capital to risk-weighted assets	70,206	10.16	55,258	8.0	69,073	10.0
Tier 1 capital to average assets	63,602	7.63	33,352	4.0	41,690	5.0

*****

INDEPENDENT AUDITORS' REPORT

Managing Directors
EMC Holdings, LLC
Greenwood Village, Colorado

  Report on the Financial Statements

        We have audited the accompanying financial statements of EMC Holdings, LLC ("Company") which are comprised of the balance sheets as of December 31, 2016 and 2015, and the related statements of income, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

  Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

  Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1580 Lincoln Street • Suite 700 • Denver, CO 80203
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

  Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMC Holdings, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

  Report on Supplementary Information

        Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying adjusted net worth computation and the HUD required financial data templates shown on pages 13-14 are presented for purposes of additional analysis and are not a required part of the financial statements.

        Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.

        In our opinion, the supplementary information as of, and for the year ended, December 31, 2016 is fairly stated in all material respects in relation to the financial statements as a whole.

  Report on Other Legal and Regulatory Requirements

        In accordance with Government Auditing Standards, we have also issued a report dated March 1, 2017 on our consideration of the Company's internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements, and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing not to provide an opinion on internal control over financial reporting and compliance. That report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the Company's internal control over financial reporting and compliance.

Denver, Colorado March 1, 2017

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
BALANCE SHEETS

	DECEMBER 31,
	2016	2015
ASSETS
Cash and cash equivalents	$2,815,512	$2,443,077
Loan revenues receivable	637,867	1,001,765
Accounts receivable investors	23,765,856	42,254,675
Property and equipment, net	78,570	84,209
Prepaid expenses and other	108,584	1,792,688
Goodwill	438,760	487,511

TOTAL ASSETS	$27,845,149	$48,063,925

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES
Accounts payable	$142,952	$977,430
Accounts payable—investors	154,656	239,023
Note payable—warehouse line	23,765,856	42,254,675
Accrued salaries and commissions payable	284,803	190,389
Payroll taxes payable	1,458	4,134

Total liabilities	24,349,725	43,665,651
COMMITMENTS (Note 6)
MEMBER'S EQUITY
Contributed capital	2,600,000	3,750,000
Retained earnings	895,424	648,274

Total member's equity	3,495,424	4,398,274

TOTAL LIABILITES AND MEMBER'S EQUITY	$27,845,149	$48,063,925

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,
	2016	2015
REVENUES:
Origination and discount fees	$10,296,972	$9,239,536
Interest income	4,110	663,882
Administration fee	1,447,119	1,436,228
Other income	—	429

Total revenues	11,748,201	11,340,075
EXPENSES:
Commissions	5,081,871	4,906,565
Salaries and employee benefits	2,640,630	2,215,501
Interest expense—warehouse line	8,980	724,863
Rent	257,260	211,855
General and administrative	2,035,170	2,160,469

Total expenses	10,023,911	10,219,253

NET INCOME	$1,724,290	$1,120,822

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE TWO YEARS ENDED DECEMBER 31, 2016
Member's Equity
BALANCE—December 31, 2014	$3,054,733
Net income	1,120,822
Capital contributions	2,100,000
Capital distributions	(400,000)
Cash distributions	(1,477,281)

BALANCE—December 31, 2015	4,398,274
Net income	1,724,290
Capital contributions	475,000
Capital distributions	(1,625,000)
Cash distributions	(1,477,140)

BALANCE—December 31, 2016	$3,495,424

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income to net cash provided by operating activities:
Net income	$1,724,290	$1,120,822
Depreciation and amortization	70,507	10,250
Net change in:
Loan revenue receivable	363,898	(313,569)
Prepaid and other	1,684,104	(1,634,612)
Accounts payable	(834,478)	929,715
Accounts payable investor	(84,367)	176,307
Accrued salaries	94,414	47,240
Accounts payable taxes	(2,676)	(62)
Accrued vacation and employee benefits	—	(5,175)

Net cash provided by operating activities	3,015,692	330,916

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of premises and equipment	(16,117)	(53,612)
Net cash paid for acquisition of membership interest	—	(450,000)

Net cash used by financing activities	(16,117)	(503,612)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	475,000	2,100,000
Capital distribution	(1,625,000)	(400,000)
Distributions	(1,477,140)	(1,477,281)

Net cash used by financing activities	(2,627,140)	222,719

NET INCREASE IN CASH AND CASH EQUIVALENTS	372,435	50,023
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	2,443,077	2,393,054

CASH AND CASH EQUIVALENTS—END OF YEAR	$2,815,512	$2,443,077

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED December 31, 2016 and 2015

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General—On July 16, 2001, EMC Holdings, LLC was formed as a Colorado Limited liability Company.

        In 2011 Western Financial Group, LLC (the Group) partnered with Western Heritage Bank (the Bank) to create a mortgage subsidiary, WHMC, LLC (WHMC). In 2015 the Group entered agreement to purchase the Bank's membership interest (Note 6). In 2016 the Group partnered with Citywide EMC, LLC (Citywide) to purchase a 19% interest in WHMC. In exchange for a 19% membership interest in WHMC, Citywide contributed capital of $475,000 in cash. In exchange for an 81% membership interest, the Group contributed capital of $2,125,000 in cash contribution and the experience and expertise that its members bring to the business with regard to mortgage banking. Englewood Mortgage Company (the Company) provides services as a loan correspondent and charges origination and/or discount fees for assisting borrowers in obtaining residential mortgage financing.

        Cash and Cash Equivalents—For purposes of the statement of cash flows, cash includes cash on hand and cash on deposit with financial institutions.

        Property and Equipment—Equipment are carried at cost, less accumulated depreciation and amortization, generally computed on the straight-line method over the useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

        Goodwill—Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with acquisition transactions. The Company is currently amortizing goodwill over 10 years.

        Income Taxes—The Company, as a limited liability company, does not pay tax on its taxable income. Instead, the members of the Company pay tax on their respective share of the income.

        Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Subsequent Events—The Company has evaluated subsequent events for recognition and disclosure through March 1, 2017, which is the date the financial statements were available to be issued.

2. SIGNIFICANT ACCOUNTING STANDARDS UPDATE NOT YET EFFECTIVE

        The Financial Accounting Standards Board recently issued an Accounting Standards Update which are not effective for the Company until future periods, but which have the potential to significantly impact the Company's financial statements although the Company has not yet completed evaluations of the impact on its financial statements and its accounting and reporting practices:

  •
  Accounting Standards Update 2016-02, Leases (Topic 326). Under the new standard, the Company will be required to record a right-of-use asset for leased property and also record a corresponding lease liability. In general, rather than expense lease payments as they are made as currently done under operating lease guidance, the right-of-use asset will be amortized to expense over the lease term and lease payments will reduce the lease obligation. The standard is effective for the Company beginning January 1, 2020.

3. ACCOUNTS RECEIVABLE—INVESTORS

        Accounts receivable consist of amounts due from investors from various loans that were closed by Englewood Mortgage Company during December 2016 and subsequently sold to investors.

4. PREPAID EXPENSES AND OTHER ASSETS

        Prepaid expense and other assets consist of prepaid expenses, loan originations and discount fees, investor production bonus/fees and amounts due from borrower's first mortgage payments that were received after year end for loans closed/completed before the end of the year.

5. NOTES PAYABLE—WAREHOUSE LINE

        The warehouse line consists of three revolving lines of credit up to a maximum of $106,000,000. These credit facilities include a $51,000,000 credit line from an affiliate of the Company that bears interest at the rate of the underlying mortgage through 75 days of closing then additional 1.0% after that. The Company also has a $55,000,000 facility from unrelated financial institutions. Advances under this line bear interest at the interest at the rate of the underlying mortgage. The Company uses these warehouse lines of credit to fund loans that will be sold to investors. At December 31, 2016 the Company had an outstanding balance of $23,765,856 on the $106,000,000 credit facility.

6. MEMBERSHIP INTEREST PURCHASE

        On November 13, 2015, the Group entered into an agreement to purchase the Western Heritage Bank's 51% membership interest effective on December 31, 2015. The purchase price consisted of four payments with the first three payments on December 31, 2015, which included the Bank's capital contributions of $2,025,000, undistributed earnings through November 30, 2015 of $421,215 and a premium of $450,000. The fourth payment amount, made in the first quarter of 2016, was based on the undistributed earnings owed to the Bank from December 1, 2015 through December 31, 2015. The premium amount paid was allocated to goodwill as there were no tangible assets purchased.

7. COMMITMENTS

        Lease Agreement—The Company has executed a lease agreement for its primary location in Greenwood Village, Colorado. The lease was entered into on June 5, 2015 with a commencement date of December 1,

2015 and an expiration date of April 30, 2023. The minimum future rental commitments of the lease are shown below:

Operating Leases
Year Ending December 31
2017	$227,733
2018	232,832
2019	232,832
2020	237,930
2021	248,127
Thereafter	338,201

Total	$1,517,655

8. FHA NON-SUPERVISED LENDOR

        The Company is an FHA approved non-supervised lender. As such, the Company is able to offer FHA loan products to its customers. As an approved non-supervised lender, the Company must maintain an adjusted net worth of at least $1 million, plus an additional net worth of 1% of the total volume in excess of $25 million of FHA single-family insured mortgages originated, underwritten, purchased or serviced during the prior fiscal year, up to a maximum required net worth of $2.5 million. No less than 20% of the Company's required net worth must be liquid assets consisting of cash or its equivalent. At December 31, 2016, the Company met these two requirements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
BALANCE SHEETS (UNAUDITED)

	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$2,117,532	$2,815,512
Loan revenues receivable	446,540	637,867
Accounts receivable investors	14,969,469	23,765,856
Property and equipment, net	68,970	78,570
Prepaid expenses and other	89,097	108,584
Goodwill	$414,385	$438,760

TOTAL ASSETS	$18,105,993	$27,845,149

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES
Accounts payable	$145,766	$142,952
Accounts payable—investors	50,213	154,656
Note payable—warehouse line	14,969,469	23,765,856
Accrued salaries & commissions payable	172,066	284,803
Payroll taxes payable	$9,062	$1,458

Total liabilities	15,346,576	24,349,725
COMMITMENTS
MEMBER'S EQUITY
Contributed capital	2,125,000	2,600,000
Retained earnings	634,417	895,424

Total member's equity	2,759,417	3,495,424

TOTAL LIABILITIES AND MEMBER'S EQUITY	$18,105,993	$27,845,149

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
REVENUES:
Origination and discount fees	$2,087,094	$3,756,994	$4,548,560
Interest income	1,045	1,869	2,106
Administration fee	287,540	522,140	616,789

Total revenues	2,375,679	4,281,003	5,167,455

EXPENSES:
Commissions	1,039,112	1,824,784	2,271,597
Salaries and employee benefits	604,949	1,291,381	1,196,829
Interest expense—warehouse line	—	1,769	6,999
Rent	56,167	112,334	144,926
General and administrative	352,475	688,613	832,734

Total expenses	$2,052,703	$3,918,881	$4,453,085

NET INCOME:	$322,976	$362,122	$714,370

See notes to financial Statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY (UNAUDITED)
FOR THE PERIOD ENDED JUNE 30, 2017

Member's Equity
BALANCE—December 31, 2016	$3,495,424
Net Income	362,122
Capital contributions	—
Capital distributions	(475,000)
Cash distributions	(623,129)

BALANCE—June 30, 2017	$2,759,417

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30,

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income to net Cash provided by operating activities:
Net Income	$362,122	$714,370
Depreciation and amortization	33,975	35,459
Net change in:
Loan revenue receivable	191,327	60,446
Prepaid and other	19,487	1,666,650
Accounts payable	2,814	(752,179)
Accounts payable investor	(104,443)	(125,292)
Accrued salaries	(112,737)	87,702
Accounts payable taxes	7,604	6,102

Net cash provided by operating activities	400,149	1,693,258
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of premises and equipment	—	(9,070)

Net cash used by investing activities	—	(9,070)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	—	475,000
Capital distribution	(475,000)	(1,625,000)
Distributions	(623,129)	(593,670)

Net cash used by financing activities	(1,098,129)	(1,743,670

NET DECREASE IN CASH & CASH EQUIVALENTS	(697,980)	(59,482)
CASH & CASH EQUIVALENTS—BEGINNING OF PERIOD	$2,815,512	$2,443,075

CASH & CASH EQUIVALENTS—END OF PERIOD	2,117,532	2,383,593

See notes to financial statements.

EMC HOLDINGS, LLC
(D/B/A Englewood Mortgage Company)
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED JUNE 30, 2017

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Effective May 31, 2017, the Group purchased back the $475,000 in capital from Citywide and took 100% ownership of WHMC. Englewood Mortgage Company (the Company) provides services as a loan correspondent and charges origination and/or discount fees for assisting borrowers in obtaining residential mortgage financing.

                  Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods A Stifel Company	Stephens Inc.

The date of this prospectus is                        , 2018

        Through and including                        , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be furnished by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 7-108-402 of the Colorado Business Corporation Act provides that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 7-108-403 of the Colorado Business Corporation Act (regarding liability of directors for unlawful distributions), or (iv) for any transaction from which the director directly or indirectly derived an improper personal benefit. Such a provision in the articles of incorporation shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any act or omission occurring before the date on which the provision becomes effective. Section 7-108-402 further provides that no director or officer shall be personally liable for any injury to persons or property arising out of a tort committed by any employee unless such director or officer (i) was personally involved in the situation giving rise to the litigation or (ii) committed a criminal offense in connection with such situation. Our amended and restated articles of incorporation and amended and restated bylaws provide for indemnification by us of our directors, officers, employees, and agents to the fullest extent permitted by law.

        Section 7-109-103 of the Colorado Business Corporation Act provides that, unless limited by its articles of incorporation, a Colorado corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), to which that person was a party because the person is or was a director of the corporation or an individual who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, agent, business associate, employee, fiduciary, manager, member, partner, promoter, trustee of, or any similar position with, another domestic or foreign entity or of an employee benefit plan (a "Director"), against reasonable expenses incurred by the Director in connection with the Proceeding. Our amended and restated articles of incorporation do not contain any such limitation.

        Section 7-109-102 of the Colorado Business Corporation Act provides, generally, that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred in the Proceeding if (i) the Director's conduct was in good faith and (ii) the Director reasonably believed, (a) in the case of conduct in an official capacity with the corporation, that the Director's conduct was in the corporation's best interests and, (b) in all other cases, that the Director's conduct was at least not opposed to the corporation's best interests and, (iii) with respect to any criminal proceeding, the Director had no reasonable cause to believe that his or her conduct was unlawful. Section 7-109-102 further provides that a corporation may not indemnify a Director in connection with any Proceeding charging that the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was adjudged liable on the basis that the Director derived an improper personal benefit.

        Section 7-109-106 provides that the determination that indemnification of a Director is permissible shall be made (i) by the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the Proceeding shall be counted in satisfying the quorum; (ii) if a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the Proceeding (except that Directors who are parties to the Proceeding may participate in the designation of directors for the committee); or (iii) if a quorum cannot be obtained and a committee cannot be established, or if a majority of the directors constituting such quorum or such committee so directs, by independent legal counsel (pursuant to the voting requirements under Section 7-109-106) or by the shareholders.

        Under Section 7-109-105 of the Colorado Business Corporation Act, unless otherwise provided in the articles of incorporation, a Director may apply for indemnification to a court of competent jurisdiction. After giving any notice the court considers necessary, the court may order indemnification in the following manner: (i) if the court determines that the Director is entitled to mandatory indemnification under Section 7-109-103, the court shall order (a) indemnification and (b) payment by the corporation of the Director's reasonable expenses incurred to obtain court-ordered indemnification; and (ii) if the court determines that the Director is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the Director met the standard of conduct under Section 7-109-102 or was adjudged liable (a) in an action by or in the right of the corporation or (b) on the basis that he or she derived an improper personal benefit, the court may order indemnification as it deems proper (except that the indemnification in these circumstances is limited to the reasonable expenses incurred in connection with the Proceeding and reasonable expenses incurred to obtain court-ordered indemnification).

        Under Section 7-109-107 of the Colorado Business Corporation Act, unless otherwise provided in the articles of incorporation, an officer is entitled to mandatory indemnification under Section 7-109-103, and to apply for court-ordered indemnification under Section 7-109-105, in each case to the same extent as a Director. A Colorado corporation may indemnify and advance expenses to (i) an officer, employee, fiduciary, or agent of the corporation to the same extent as to a Director and (ii) an officer, employee, fiduciary, or agent who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

        Section 7-109-104 of the Colorado Business Corporation Act authorizes a Colorado corporation to pay for or reimburse the reasonable expenses incurred by a Director in defending a Proceeding in advance of final disposition of the Proceeding if (i) the Director furnishes a written affirmation of the Director's good-faith belief that the Director has met the standard of conduct under Section 7-109-102, (ii) the Director furnishes a written undertaking to repay the advance if it is ultimately determined that the Director did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Colorado Business Corporation Act.

        We will enter into, prior to the completion of this offering, indemnification agreements with the members of our board of directors and officers. Each indemnification agreement requires us to indemnify each of these directors and officers as described above. We are also expressly required to advance certain expenses to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors and officers for some liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. § 1828(k).

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since January 1, 2015, the Company has sold the following securities which were not registered under the Securities Act:

  Plan Related Issuances

  •
  From January 1, 2015 through March 31, 2018, we granted to our associates, officers and directors options to purchase 182,182 shares of our common stock with per share exercise prices ranging from $24.32 to $27.00 under our 2008 Plan.

  •
  From January 1, 2015 through March 31, 2018, we issued to our associates, officers and directors, an aggregate of 188,299 Time Vesting Units to be settled in shares of our common stock under our 2016 Plan.

  •
  From January 1, 2015 through March 31, 2018, we issued to certain associates and officers an aggregate of 20,840 Financial Performance Units to be settled in shares of our common stock under our 2016 Plan.

  •
  From January 1, 2015 through March 31, 2018, we issued to certain associates and officers an aggregate of 21,467 Market Performance Units to be settled in shares of our common stock under our 2016 Plan.

  Acquisition Related Issuances

  •
  In September 2017, we issued 105,264 shares of common stock to EMC, LLC, related to the purchase of the Englewood Mortgage Company mortgage business, with a value of $3.0 million. These shares are more fully described in Note 2—Acquisitions to the accompanying notes to the consolidated financial statements included elsewhere in this prospectus.

  Other Issuances

  •
  On March 31, 2015, we issued 442,263 shares to three investors (which included our CEO and a former executive officer) upon repayment of the subordinated debenture notes from those parties for an aggregate amount of $5.8 million.

  •
  On October 31, 2015, we issued 51,255 shares to two investors (which included a former executive officer) upon repayment of the subordinated debenture notes from those parties for an aggregate amount of $0.8 million.

  •
  On October 31, 2016, we issued 300,000 shares to our CEO upon repayment of the subordinated debenture notes for a cash payment from him of $6.6 million.

  •
  On October 17, 2016, we issued and sold an aggregate of 75,578 shares of common stock to twenty-one investors for an aggregate purchase price of $2.0 million.

  •
  On November 14, 2016, we issued and sold an aggregate of 13,939 shares of common stock to fifteen investors for an aggregate purchase price of $0.4 million.

  •
  On December 31, 2016, we issued and sold an aggregate of 5,060 shares of common stock to three investors for an aggregate purchase price of $0.1 million.

  •
  On February 10, 2017, we issued and sold an aggregate of 13,579 shares of common stock to five investors for an aggregate purchase price of $0.4 million.

  •
  On September 15, 2017, we issued and sold an aggregate of 58,710 shares of common stock to eight investors for an aggregate purchase price of $1.7 million.

  •
  On September 29, 2017, we issued and sold an aggregate of 64,979 shares of common stock to nine investors for an aggregate purchase price of $1.9 million.

  •
  On October 31, 2017, we issued and sold an aggregate of 14,980 shares of common stock to two investors for an aggregate purchase price of $0.4 million.

  •
  On November 16, 2017, we issued and sold an aggregate of 34,543 shares of common stock to three investors for an aggregate purchase price of $1.0 million.

  •
  On February 9, 2018, we issued and sold an aggregate of 67,242 shares of common stock to seven investors for an aggregate purchase price of $1.9 million.

  •
  On October 17, 2016, the holders of 25,000 shares of Series D Preferred Stock converted their shares into 92,500 shares of common stock and the Company paid $0.3 million of dividends in connection with the conversion.

  •
  On December 31, 2016, the holders of 2,000 shares of Series D preferred stock converted their shares into 7,400 shares of common stock and the Company paid $27,000 of dividends in connection with the conversion.

  •
  On September 29, 2017, the holders of 5,000 shares of Series D preferred stock converted their shares into 17,500 shares of common stock to common stock and the Company paid $11,000 of dividends in connection with the conversion. In addition, the holder of the Series D preferred stock elected to take the Make Whole Right and convert the Series D preferred stock to common stock at the rate of 3.5 shares of common stock per share of Series D preferred stock.

  •
  At various dates from January 1, 2015 through March 31, 2018, the Company issued 41,339 shares of common stock upon exercise of stock options for an aggregate of $0.9 million.

        None of the foregoing transactions involved any underwriters, underwriting discounts, commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits.

        See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules.

        All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The registrant hereby further undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

NUMBER		DESCRIPTION
1.1		Underwriting Agreement*

3.1		Form of Amended and Restated Articles of Incorporation*

3.2		Form of Amended and Restated Bylaws*

3.3		Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series A*

3.4		Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B*

3.5		Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series C*

3.6		Certificate of Designations of Noncumulative Perpetual Convertible Preferred Stock, Series D*

4.1		Form of Common Stock Certificate*

4.2		Certain instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.*

4.3		Letter Agreement, including the related Securities Purchase Agreement—Standard Terms, dated February 6, 2009, between the United States Department of the Treasury and First Western Financial, Inc.*

4.4		Letter Agreement, including the related Securities Purchase Agreement—Standard Terms, dated December 11, 2009, between the United States Department of the Treasury and First Western Financial, Inc.*

4.5		Form of Note Purchase Agreement for 8% Subordinated Notes due 2020*

4.6		Form of Note Purchase Agreement for 7.25% Fixed-to-Floating Rate Subordinated Notes due 2026*

4.7		Form of Investor Agreement, by and among First Western Financial, Inc. and certain of its shareholders*

4.8		Form of Conversion and Investment Agreement, between First Western Financial, Inc. and certain holders of its Noncumulative Perpetual Convertible Preferred Stock, Series D*

5.1		Opinion of Norton Rose Fulbright US LLP*

10.1	†	First Western Financial, Inc. 2008 Stock Incentive Plan, as amended*

10.2	†	First Western Financial, Inc. 2016 Omnibus Incentive Plan*

10.3	†	Employment Agreement, dated January 1, 2017, between Scott Wylie and First Western Financial, Inc.*

10.4	†	Amended and Restated Employment Agreement, dated March 5, 2018, between Julie Courkamp and First Western Financial, Inc.*

10.5		Business Loan Agreement, dated October 31, 2009, between First Western Financial, Inc., as borrower, and BMO Harris Bank N.A. (successor by merger to M&I Marshall & Ilsley Bank), as lender, as amended*

NUMBER		DESCRIPTION
10.6		Asset Purchase Agreement, dated August 18, 2017, among EMC Holdings, LLC, WHMC, LLC, Alan Schrum and First Western Trust Bank*

10.7	†	Form of Indemnification Agreement between First Western Financial, Inc. and its directors and certain officers*

21.1		Subsidiaries of First Western Financial, Inc.*

23.1		Consent of Norton Rose Fulbright US LLP (contained in Exhibit 5.1)*

23.2		Consent of Crowe Horwath LLP*

23.3		Consent of Fortner, Bayens, Levkulich & Garrison, P.C.*

24.1		Powers of attorney (included on signature page to the Registration Statement)*

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Denver, Colorado, on the day of        , 2018.

FIRST WESTERN FINANCIAL, INC.
By:	Scott C. Wylie Chairman, Chief Executive Officer and President

POWERS OF ATTORNEY

        Each of the undersigned officers and directors of First Western Financial, Inc. hereby severally constitutes and appoints Scott C. Wylie and Julie A. Courkamp, and each one of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date

By:	Scott C. Wylie	Chairman, Chief Executive Officer and President (Principal Executive Officer)	, 2018
By:	Julie A. Courkamp	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2018
By:	Julie A. Caponi	Director	, 2018
By:	David R. Duncan	Director	, 2018

Signature		Title	Date

By:	Thomas A. Gart	Director	, 2018
By:	Patrick H. Hamill	Director	, 2018
By:	Luke A. Latimer	Director	, 2018
By:	Eric D. Sipf	Director	, 2018
By:	Mark L. Smith	Director	, 2018
By:	Joseph C. Zimlich	Director	, 2018